As confidentially submitted with the Securities and Exchange Commission on January 19, 2023
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

ECARX Holdings Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	7373 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People’s Republic of China
+86 (571) 8530-6757
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor New York, N.Y. 10168
+1 (800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Shu Du, Esq.	Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark	30/F, China World Office 2
15 Queen’s Road Central	No. 1, Jian Guo Men Wai Avenue
Hong Kong	Beijing 100004, P.R. China
Tel: +852 3740-4700	Tel: +86 10-6535-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as amended, the “Securities Act”), check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, or “SEC,” acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission, or “SEC,” is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 19, 2023
PRELIMINARY PROSPECTUS
ECARX Holdings Inc.
23,871,971 CLASS A ORDINARY SHARES UNDERLYING WARRANTS,
286,524,283 CLASS A ORDINARY SHARES AND
8,872,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES

This prospectus relates to the issuance by ECARX Holdings Inc. of up to 23,871,971 of its Class A ordinary shares, par value US$0.000005 per share (“Class A Ordinary Shares”), including (i) 14,999,971 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share, which were issued on December 20, 2022 (the “Closing Date”) in exchange for the public warrants of COVA Acquisition Corp. (“COVA”) that were issued in the initial public offering of COVA (the “Public Warrants”); and (ii) 8,872,000 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share, which were issued to COVA Acquisition Sponsor LLC (the “Sponsor”) on the Closing Date (the “Sponsor Warrants”, and collectively with the Public Warrants, the “Warrants”) in exchange for the private placement warrants purchased by the Sponsor for a total consideration of US$8,872,000 in a private placement concurrent with the initial public offering of COVA at a price of US$1.00 per warrant.
This prospectus also relates to the potential offer and sale from time to time by the selling securityholders named in this prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) (collectively, the “Selling Securityholders”) of up to (A) 286,524,283 Class A Ordinary Shares, which include (i) 213,095,255 Class A Ordinary Shares beneficially owned by Fu&Li Industrious Innovators Limited, SHINE LINK VENTURE LIMITED, and Baidu (Hong Kong) Limited (the “Legacy Shares”), which were originally acquired at a price of approximately (after accounting for the Recapitalization Factor (as defined below)) US$0.40, US$0.00, and US$6.71 per share prior to the Closing Date, respectively; (ii) 48,960,916 Class A Ordinary Shares issuable upon the conversion of 48,960,916 Class B Ordinary Shares beneficially owned by Fu&Li Industrious Innovators Limited and Jie&Hao Holding Limited (the “Legacy Founder Shares”), which were originally acquired at a price of approximately (after accounting for the Recapitalization Factor (as defined below)) US$0.40 and US1.17 per share prior to the Closing Date, respectively; (iii) 5,250,000 Class A Ordinary Shares issued to the Sponsor (the “Sponsor Shares”) on the Closing Date in exchange for the Class B ordinary shares of COVA, which were purchased by the Sponsor at a price of approximately US$0.0048 per share; (iv) 8,872,000 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (v) 3,500,000 Class A Ordinary Shares issued to Luminar Technologies, Inc. and Geely Investment Holding Ltd. (the “Strategic Investors” and each a “Strategic Investor”) on the Closing Date pursuant to certain strategic investment agreements entered into on May 26, 2022 (the “Strategic Investment Agreements” and each a “Strategic Investment Agreement”), at a price of US$10.00 per share (“Strategic Investor Shares”); (vi) 1,052,632 Class A Ordinary Shares issued to Lotus Technology Inc. (“Lotus”) on the Closing Date as a result of the automatic conversion, at a conversion price of US$9.50, of US$10 million aggregate principal amount of convertible note (the “Lotus Note”) purchased by Louts for a purchase price of US$10 million pursuant to a convertible note purchase agreement entered into on May 9, 2022 (“Lotus Shares”); (vii) 5,793,480 Class A Ordinary Shares issuable upon conversion of convertible notes (the “Investor Notes” and each an “Investor Note”) at a conversion price of US$11.5 per share (subject to customary adjustments on the conversion price), which were issued to SPDB International (Hong Kong) Limited and CNCB (Hong Kong) Investment Limited (the “CB Investors” and each a “CB Investor”) pursuant to a convertible note purchase agreement entered into on October 25, 2022 (the “CB Conversion Shares”), whereby the CB Investors purchased an aggregate principal amount of US$65 million Investor Notes for a purchase price of US$65 million; and (B) 8,872,000 Sponsor Warrants. These securities are being registered to satisfy certain registration rights ECARX Holdings has granted to permit the Selling Securityholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering.
The Selling Securityholders may offer, sell or distribute all or a portion of these securities from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. The Selling Securityholders may sell these securities through ordinary brokerage transactions, in underwritten offerings, directly to market makers of our securities or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of securities offered hereunder, the Selling Securityholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the “Securities Act.”
The Class A Ordinary Shares and Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq,” under the trading symbols “ECX” and “ECXWW,” respectively. On January 17, 2023, the closing price for the Class A Ordinary Shares on Nasdaq was US$6.93. On January 17, 2023, the closing price for the Warrants on Nasdaq was US$0.0932.
The securities registered herein are identified in this prospectus as the “Registered Securities.” In connection with the Business Combination, holders of 29,379,643 COVA Public Shares exercised their right to redeem their shares for cash at a redemption price of approximately US$10.13 per share, for an aggregate redemption amount of US$297,518,700.03, representing approximately 98% of the total COVA Class A Shares then outstanding Subject to the lock-up restrictions described in this prospectus under the section titled “Plan of Distribution,” the Selling Securityholders can sell, under this prospectus, up to (i) 286,524,283 Class A Ordinary Shares constituting (on a post-exercise basis) approximately 78.1% of the total issued and outstanding ordinary shares of ECARX Holdings (assuming the exercise of all outstanding Warrants and the conversion of Investor Notes), and (ii) 8,872,000 Warrants, representing approximately 37.2% of our outstanding Warrants, as of January 13, 2023. Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. Despite such a decline in the public trading price, certain Selling Securityholders may still experience a positive rate of return on the Registered Securities due to the lower price at which they acquired the Registered Securities compared to other public investors and may be incentivized to sell the Class A Ordinary Shares or Warrants when others are not. For example, based on the closing price of the Class A Ordinary Shares and Warrants as referenced above, the Sponsor may experience a potential profit of up to US$6.93 per share on the Sponsor Shares; holders of the Legacy Shares may experience a potential profit ranging from US$0.22 to US$6.93 per share; holders of the Legacy Founder Shares may experience a potential profit ranging from US$5.76 to US$6.53 per share; the Strategic Investors may experience a potential profit on the Strategic Investor Shares if the price of the Class A Ordinary Shares exceeds US$10.00 per share; Lotus Technology Inc. may experience a potential profit on the Lotus Shares if the price of the Class A Ordinary Shares exceeds US$9.50 per share; the CB Investors may experience a potential profit on the CB Conversion Shares if the price of the Class A Ordinary Shares exceeds US$11.50 per share; and the Sponsor may experience a potential profit on the Sponsor Warrants if the price of the Class Ordinary Shares exceeds US$11.50 per share. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price.
We will not receive any proceeds from any sale of the Registered Securities by the Selling Securityholders. We will receive proceeds from the exercise of Warrants if the Warrants are exercised for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the Class A Ordinary Shares, among other things. If the market price for the Class A Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more details in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.
We are also a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

In addition, as of January 13, 2023, Mr. Eric Li (Li Shufu), our co-founder, indirectly owned 144,440,574 Class A Ordinary Shares and 24,480,458 Class B Ordinary Shares through entities controlled by him. These Ordinary Shares represent approximately 50.1% of the aggregate voting power of our total issued and outstanding share capital. As a result, we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards and have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors.
ECARX Holdings is not an operating company but a Cayman Islands-incorporated holding company. We conduct our operations through our subsidiaries and our operations in mainland China are currently conducted by our mainland China subsidiaries. The securities registered herein are securities of ECARX Holdings, not those of our operating subsidiaries. Therefore, investors in ECARX Holdings are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands-incorporated holding company. Historically, we conducted our operations in mainland China through our mainland China subsidiaries as well as through Hubei ECARX Technology Co., Ltd. (“Hubei ECARX”), our former consolidated variable interest entity (“VIE”) based in mainland China, with which ECARX Holdings, our subsidiaries, and the nominee shareholders of Hubei ECARX entered into certain contractual arrangements (“VIE Agreements”). Since early 2022, we have been implementing a series of transactions to restructure our organization and business operations (the “Restructuring”). As of the date of this prospectus, the Restructuring has been completed and our operations in China are conducted by our PRC subsidiaries and we do not have any VIE. The holding company structure involves unique risks to investors. As a holding company, ECARX Holdings may rely on dividends from our subsidiaries for cash requirements, including any distributions to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or to be listed on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless. See “Prospectus Summary — Our Corporate Structure.” Unless otherwise stated or unless the context otherwise requires, references in this prospectus to (i) “ECARX Holdings” are to ECARX Holdings Inc., (ii) “ECARX,” “we,” “us,” “our,” “the Company” and “our company” are to ECARX Holdings and its subsidiaries (and, in the context of describing our operations and consolidated financial information for the periods ended prior to the Restructuring (as defined below), also to the VIE and its subsidiaries), and (iii) “mainland China subsidiaries” are to our subsidiaries in mainland China.
Cash is transferred from ECARX Holdings to our subsidiaries through capital contributions, loans and inter-company advances. In addition, cash may be transferred among our subsidiaries, through capital contributions, loans, and settlement of transactions. Under our cash management policy, the amount of inter-company transfer of funds is determined based on the working capital needs of our subsidiaries and inter-company transactions, and is subject to internal approval process and funding arrangements. Our management regularly reviews and monitors the cash flow forecast and working capital needs of our subsidiaries. In 2020, ECARX Holdings made advances in the principal amount of US$15.0 million to a subsidiary and an intermediary holding company of the group, ECARX Technology Limited. In 2021 (i) ECARX Holdings made advances in the principal amount of US$478.5 million to ECARX Technology Limited and provided loans in the principal amount of US$11.0 million to its subsidiaries, and (ii) ECARX Technology Limited provided a loan in the principal amount of US$2.3 million to its subsidiary, ECARX Europe AB, and ECARX Technology Limited received US$2.4 million as repayment from ECARX Europe AB. For the six months ended June 30, 2022, (i) ECARX Holdings made advances in the principal amount of US$44.5 million to ECARX Technology Limited, and (ii) ECARX Holdings provided loans in the principal amount of US$3.0 million to ECARX Europe AB. In 2021, ECARX Technology Limited made capital contribution of US$7.6 million, US$250.0 million, and US$75.0 million to its subsidiaries, ECARX Europe AB, ECARX (Wuhan) Technology Co., Ltd. and ECARX (Hubei) Tech Co., Ltd., respectively. In 2021, ECARX (Wuhan) Technology Co., Ltd., a subsidiary of ECARX Holdings, made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd., another subsidiary of ours. For the six months ended June 30, 2022, ECARX Technology Limited made capital contribution of US$8.6 million and US$25.0 million to its subsidiaries, ECARX Limited and ECARX (Hubei) Tech Co., Ltd. In 2020, 2021 and for the six months ended June 30, 2022, Hubei ECARX received nil, RMB2.1 billion, and RMB157 million in the form of loans from our subsidiaries, respectively. In 2020 and 2021, subsidiaries of Hubei ECARX made payments totaling US$0.7 million and US$1.7 million to ECARX Technology Limited relating to certain sales transactions. For the six months ended June 30, 2022, Hubei ECARX and ECARX Technology made payments totaling RMB36.1 million and US$2.2 million, respectively, to ECARX Europe AB relating to certain R&D expense. ECARX Holdings, our subsidiaries, and Hubei ECARX have not declared or paid dividends or made any distributions as of the date of this prospectus. ECARX Holdings and its subsidiaries do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends in the future will be at the discretion of our board of directors. For more details, see “Prospectus Summary — Our Corporate Structure — Cash Transfers and Dividend Distribution.”
We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy, as well as the inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. The PRC government’s significant authority in regulating our operations and the PRC government’s oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer our securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Risk Factors — Risks Relating to Doing Business in China.”
Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors — Risks Relating to Doing Business in China — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Risk Factors — Risks Relating to Doing Business in China — Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 20 of this prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.
Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
PROSPECTUS DATED                 , 2023

i

ABOUT THIS PROSPECTUS
You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. Neither we nor any of the Selling Securityholders has authorized anyone to provide you with different or additional information, other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you, and neither we nor any of the Selling Securityholders takes any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find Additional Information.”
The securities offered by this prospectus are being offered only in jurisdictions where the offer is permitted. Neither we nor any of the Selling Securityholders is making an offer to sell the Registered Securities in any jurisdiction where the offer or sale thereof is not permitted, nor have we or the Selling Securityholders taken any action to permit the possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the Registered Securities and the distribution of this prospectus outside the United States.
References to “U.S. Dollars,” “USD,” “US$” and “$” in this prospectus are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the regions in which it operates, including our general expectations and market position, market size, market opportunity, market share and other management estimates, is based on information obtained from industry publications and reports and forecasts provided to us, including an independent market research carried out by Frost & Sullivan and commissioned by us. In some cases, we do not expressly refer to the sources from which this information is derived. This information is subject to significant uncertainties and limitations and is based on assumptions and estimates that may prove to be inaccurate. You are therefore cautioned not to give undue weight to this information.
We have not independently verified the accuracy or completeness of any such information. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we believe that the market data, industry forecasts and similar information included in this prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk factors,” “Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in this prospectus.

FORWARD-LOOKING STATEMENTS
This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts and can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “is/are likely to,” “potential,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:
•
Developments related to the COVID-19 pandemic, including, among others, with respect to stay-at-home orders, social distancing measures, the success of vaccine rollouts, numbers of COVID-19 cases and the occurrence of new COVID-19 strains;

•
The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

•
The overall economic environment and general market and economic conditions in the jurisdictions in which we operate and beyond;

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The progress and results of the research and development of our products and services, as well as of their manufacturing, launch, commercialization, and delivery;

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The conditions and outlook of the automobile and automotive intelligence industries in China and globally;

•
Our relationships with OEMs, Tier 1 suppliers, and our other customers, suppliers, other business partners, and stakeholders;

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Our ability to successfully compete in highly competitive industries and markets;

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Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;

•
Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;

•
Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;

•
Changes in the needs for capital and the availability of financing and capital to fund these needs;

•
Anticipated technology trends and developments and our ability to address those trends and developments with our products and services;

•
The safety, price-competitiveness, quality and breadth of our products and services;

•
The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•
Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

•
Exchange rate fluctuations;

•
Changes in interest rates or rates of inflation;

•
Legal, regulatory and other proceedings;

•
The results of future financing efforts; and

•
The other matters described in the section entitled “Risk factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

We caution you against placing undue reliance on forward-looking statements, which reflect current expectations and beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. We will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section entitled “Where You Can Find Additional Information.”
Market, ranking and industry data used throughout this prospectus, including statements regarding market size and market potential, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” of this prospectus.

v

IMPORTANT INFORMATION ABOUT EXCHANGE RATES
Certain information presented in this prospectus, except for ECARX’s audited consolidated financial statements included elsewhere in this prospectus, has been converted from Renminbi to U.S. dollars at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2022. The certified noon buying rate in effect as of January 13, 2023 was RMB6.7010 to US$1.00. Exchange rates fluctuate, and such fluctuation can be significant. No representation is made that any Renminbi amounts referred to in this prospectus could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires in this document:
“Amended Articles” means the amended and restated memorandum and articles of association of ECARX Holdings currently in effect;
“Business Combination” means, collectively, the First Merger, the Second Merger and the other transactions contemplated by the Merger Agreement;
“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.
“China” or “PRC” means the People’s Republic of China;
“Class A Ordinary Shares” means Class A ordinary shares of ECARX Holdings, par value US$0.000005 per share;
“Class B Ordinary Shares” means Class B ordinary shares of ECARX Holdings, par value US$0.000005 per share;
“Closing” means the closing of the Transactions contemplated by the Merger Agreement;
“Closing Date” means December 20, 2022, being the day on which the Closing occurred;
“Continental” means Continental Stock Transfer & Trust Company, a New York corporation;
“COVA” means COVA Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands;
“COVA Founder Shares” means Class B ordinary shares of COVA, par value US$0.0001 per share, outstanding prior to the First Effective Time;
“COVA Public Shares” means Class A ordinary shares of COVA, par value US$0.0001 per share, outstanding prior to the First Effective Time;
“COVA Public Warrants” means the redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment, outstanding prior to the First Effective Time;
“COVA Private Warrants” means the warrants issued to the Sponsor in a private placement simultaneously with the closing of the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment, outstanding prior to the First Effective Time;
“COVA Shareholders” means holders of COVA Shares outstanding prior to the First Effective Time;
“COVA Shareholder Redemption Amount” means the aggregate amount payable with respect to all redeeming COVA Shares;
“COVA Shares” means, collectively, COVA Public Shares and COVA Founder Shares;
“COVA Warrants” means the COVA Public Warrants and the COVA Private Warrants;
“Co-Founder Shares” means all of the ECARX shares held by Mr. Ziyu Shen and 20,520,820 ECARX shares held by Mr. Eric Li (Li Shufu) immediately prior to the Re-designation;
“Dissenting COVA Shares” means COVA Shares that are issued and outstanding immediately prior to the First Effective Time and that are held by COVA shareholders who shall have validly exercised their dissenters’ rights for such COVA Shares;
“ECARX,” “we,” “us,” “our,” “the Company” or “our company” means ECARX Holdings and its subsidiaries (and, in the context of describing ECARX’s operations and consolidated financial information,

also its VIEs and their subsidiaries for the periods ended prior to the Restructuring). References to “our” financial statements, share capital, securities (including shares, options, and warrants), shareholders, directors, board of directors, and auditors are to the financial statements, share capital, securities (including shares, options and warrants), shareholders, directors, board of directors, and auditors of ECARX Holdings, respectively;
“ECARX Holdings” means ECARX Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands;
“ECARX Options” means all outstanding options exercisable to purchase shares of ECARX Holdings;
“First Effective Time” means the effective time of the First Merger;
“First Merger” means the merger between Merger Sub 1 and COVA, with COVA as a wholly owned subsidiary of ECARX Holdings;
“Fully-Diluted Company Shares” means, without duplication, (a) the aggregate number of shares of ECARX Holdings (i) that are issued and outstanding immediately prior to the Re-designation and (ii) that are issuable upon the exercise of all ECARX Options and other equity securities of ECARX Holdings that are issued and outstanding immediately prior to the Re-designation (whether or not then vested or exercisable as applicable), minus (b) the shares of ECARX Holdings held by it or any subsidiary of ECARX Holdings (if applicable) as treasury shares;
“Geely Auto” means Geely Automobile Holdings Limited, which manages brands including Geely, Lynk & Co, Geometry, Zeekr and others;
“Geely ecosystem” means Geely Auto, Volvo Car, smart, Lotus, Proton, LEVC and other OEMs that are affiliated with or are investee companies of Geely Holding;
“Geely Holding” means Zhejiang Geely Holding Group Co., Ltd;
“Investor Notes” means the convertible notes issued by ECARX Holdings under the Investor Note Purchase Agreement to certain institutional investors in the aggregate principal amount of US$65 million;
“Investor Note Purchase Agreement” means the convertible note purchase agreement dated October 25, 2022 and entered into between ECARX Holdings and certain institutional investors in respect of the Investor Notes;
“IPO” means COVA’s initial public offering, which was consummated on February 9, 2021;
“Lotus Note” means the convertible note issued by ECARX Holdings under the Lotus Note Purchase Agreement to Lotus Technology Inc. in the aggregate principal amount of US$10 million;
“Lotus Note Purchase Agreement” means the convertible note purchase agreement dated May 9, 2022 and entered into between ECARX Holdings and Lotus Technology Inc. in respect of the Lotus Note;
“mainland China subsidiaries” means the subsidiaries of ECARX Holdings in mainland China;
“Merger Agreement” means the Agreement and Plan of Merger, dated as of May 26, 2022 by and among COVA, ECARX Holdings, Merger Sub 1, and Merger Sub 2;
“Merger Sub 1” means Ecarx Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of ECARX Holdings;
“Merger Sub 2” means Ecarx&Co Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of ECARX Holdings;
“Mergers” means, collectively, the First Merger and the Second Merger;
“Nasdaq” means The Nasdaq Stock Market LLC;
“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares;

“PCAOB” means the Public Company Accounting Oversight Board;
“PRC domestic company” means a company incorporated under the laws of mainland China;
“Recapitalization” means (i) the recapitalization of authorized issued ordinary shares of ECARX immediately following the Re-designation and prior to the First Effective Time by way of a repurchase in exchange for issuance of such number of Class A Ordinary Shares and Class B Ordinary Shares, in each case, equal to the Recapitalization Factor, and (ii) the adjustment of each ECARX Options issued and outstanding immediately prior to the Recapitalization, such that each ECARX Option shall be exercisable for that number of Class A Ordinary Shares equal to the product of (A) the number of ECARX shares subject to such ECARX Option immediately prior to the Recapitalization multiplied by (B) the Recapitalization Factor (such product rounded down to the nearest whole number), and the per share exercise price for each Class A Ordinary Share issuable upon exercise of the ECARX Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price for each ECARX share subject to such ECARX Option immediately prior to the First Effective Time by (y) the Recapitalization Factor;
“Recapitalization Factor” means the number resulting from dividing (i) US$3,400,000,000, being the pre-money equity value of ECARX as agreed between ECARX and COVA, by (ii) the product of (x) the Fully-Diluted Company Shares, and (y) US$10.00.
“Re-designation” means the re-designation of authorized share capital of ECARX immediately following the Preferred Share Conversion but immediately prior to the Recapitalization as follows: (A) each of the issued and outstanding ordinary shares of ECARX (other than the Co-Founder Shares) and each of 7,766,956,008 authorized but unissued ordinary share of ECARX Holdings shall be re-designated as one Class A Ordinary Share, where each Class A Ordinary Share shall entitle its holder to one vote on all matters subject to vote at general meetings of ECARX Holdings; (B) each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued ordinary shares of ECARX shall be re-designated as one Class B Ordinary Share, where each Class B Ordinary Share shall entitle its holder to ten votes on all matters subject to vote at general meetings of ECARX Holdings; and (C) 1,000,000,000 authorized but unissued ordinary shares of ECARX Holdings shall be re-designated as shares of par value of US$0.000005 each of such class or classes (however designated) as the board of directors of ECARX Holdings may determine in accordance with the Amended Articles;
“Renminbi” or “RMB” means the legal currency of mainland China;
“Restructuring” means a series of transactions ECARX has implemented to restructure its organization and business operations in early 2022;
“SEC” means the U.S. Securities and Exchange Commission;
“Second Merger” means the merger between Surviving Entity 1 and Merger Sub 2, with Merger Sub 2 surviving as a wholly-owned subsidiary of ECARX Holdings;
“Sponsor” means COVA Acquisition Sponsor LLC, a Cayman Islands limited liability company;
“Strategic Investors” means Luminar Technologies, Inc. and Geely Investment Holding Ltd.;
“Strategic Investments” means the strategic investments contemplated by the Strategic Investment Agreements;
“Strategic Investment Agreements” means certain strategic investment agreements entered into between the Strategic Investors, on the one hand, and ECARX Holdings, on the other hand, concurrently with the execution of the Merger Agreement;
“Surviving Entity 1” means the surviving entity of the First Merger;
“Surviving Entity 2” means the surviving entity of the Second Merger;
“Units” means the units issued in the IPO, each consisting of one COVA Public Share and one-half of one COVA Public Warrant;

“U.S. Dollars,” “USD,” “US$,” and “$” means United States dollars, the legal currency of the United States;
“U.S. GAAP” means accounting principles generally accepted in the United States of America;
“VIE” means variable interest entity. “Our VIE,” “our former VIE,” or “Hubei ECARX” means Hubei ECARX Technology Co., Ltd., a former consolidated variable interest entity of ECARX; and
“Warrant Agreement” means the Warrant Agreement, dated as of February 4, 2021, by and between COVA and Continental, as warrant agent, as amended and assigned to ECARX Holdings pursuant to the Assignment, Assumption and Amendment Agreement by and among COVA, ECARX Holdings, and Continental dated as of December 20, 2022.

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PROSPECTUS SUMMARY
This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the other documents referred to in this prospectus. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Result of Operations” included elsewhere in this prospectus. For additional information, see “Where You Can Find Additional Information” in this prospectus.
Overview
Our vision is to power a better, more sustainable life through smart mobility. Our mission is to shape the future bond between people and cars by rapidly advancing the technology at the heart of smart mobility.
We are transforming vehicles into seamlessly integrated information, communications and transportation devices. We are shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. Our current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, we are developing a full-stack automotive computing platform.
We were co-founded in 2017 by renowned Chinese entrepreneurs Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen to develop a full stack automotive computing platform to reshape the global mobility market by transforming next-generation vehicles into seamlessly integrated information, communications, and transportation devices.
We have established a successful track record during the five years since our inception. As of June 30, 2022, there were more than 3.7 million vehicles on the road with ECARX products and solutions onboard. As of June 30, 2022, we had a team of close to 2,000 full-time employees globally, among which approximately 1,400 belong to our R&D division, providing the foundation for us to serve 12 vehicle brands across Asia-Pacific and Europe.
Trends in vehicle electrification and implementation of connected and automated driving technology are reshaping the automotive industry as automotive OEMs develop new vehicle platforms from ground up, incorporating greater vehicle intelligence and a more centralized electrical/electronic architecture (“E/E architecture”). To meet these demands, we are developing an automotive technology platform that is uniquely informed by our strategic OEM collaborations, with a clear product roadmap.
Automotive Computing Platform
Infotainment Head Unit (“IHU”):    As the foundation for the development of our automotive computing platform, we started to offer our IHU products in 2017, covering various vehicle models within the Geely ecosystem. In addition to supporting regular infotainment functions including speech assistant service, navigation service, and multi-media, our IHU products also support Around View Monitoring (“AVM”) integration, augmented reality navigation and local-end natural language understanding (“NLU”) and natural language processing (“NLP”). Our IHU product line consists of a series of IHU models, as we have continued to upgrade and revolutionize our IHU products from IHU 1.0 to IHU 5.0.
Digital Cockpit:    Modern day cars are highly influenced by the advancements in digital technologies and diversified consumer demands. We commenced research and development of our Digital Cockpit in 2019, and adopted a centralized system design by breaking the boundaries of silos in the vehicle systems, so that, through unified system architecture and virtualization, multiple systems can be simultaneously run on a single SoC platform, reducing the system complexity and soliciting ECUs without sacrificing functionality. Our Digital Cockpit products offer more advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, full 3D user experience, and global function support. Our first and second-generation Digital Cockpit products have been deployed on Geely and Lynk & Co models since July 2021. We plan to continue our rapid innovation in our Digital Cockpit products. We are now collaborating with our key strategic partner, SiEngine Technology Co., Ltd. (“SiEngine”), our joint venture with ARM China, to customize the next-generation E04 Core Module powered by StarEagle1000 — an automotive smart cockpit SoC developed by SiEngine.

Automotive Central Computing Platform:   Building on our IHU and Digital Cockpit products, we plan to launch the Automotive Central Computing Platform that facilitates the transition from a domainbased E/E architecture to a more centralized computing platform. The Automotive Central Computing pment and integration of SoC Core Modules based on the SiEngine SoC. ECARX continues to invest in the development to enhance the capability of SoC Core Modules for the automotive industry.
SoC (System on a Chip) Core Modules
Increasing demands for vehicle intelligence and centralization of vehicle architecture have accelerated the transition from microcontroller units (“MCU”), which contain CPU as the only processing unit, to SoC, which comprises multiple processing units with significantly higher computing power. Our vehicle chip-set solutions focus on SoC Core Modules. The SoC Core Module is a complete computing board that efficiently integrates SoC together with core and peripheral integrated circuits (“ICs”), and underpins the high performance of our computing platforms, reduces the complexity of the product design and provides an easy-to-develop core component for our customers.
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MCU = CPU + Storage + Interface Unit

•
SoC = CPU + GPU + DSP + NPU + Storage + Interface Unit

•
SoC Core Module = SoC + Key ICs (i.e. power management IC + Storage (module storage) + Interface Units (rich peripheral interfaces))

We develop SoC Core Modules with partners and semiconductor manufacturers. Our current production E-Series (E01, E02 and E03) Core Modules are utilized in our IHU and Digital Cockpit platforms. As of June 30, 2022, we supplied over 1.5 million units of E-series Core Modules to our OEM and Tier 1 automotive supplier customers.
We are in the process of developing our next-generation SoC Core Modules in collaboration with SiEngine. Our pipeline product, E04 Core Module, is purpose-built to support more advanced vehicle intelligent features and will be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products. SiEngine is primarily responsible for the design and development of, and holds the relevant intellectual property to, the StarEagle1000 SoC of our E04 SoC Core Module. ECARX is contributing to define the automotive requirements and is responsible for the software-hardware development and integration of SoC Core Modules based on the SiEngine SoC. ECARX continues to invest in the development to enhance the capability of SoC Core Modules for the automotive industry.
Operating System (“OS”)
The operating system plays a pivotal role in the automotive technology stack as it connects the hardware with application software. The architecture of the operating system directly impacts the performance of the automotive computing platform products while the functionalities offered by the OS can simplify the development of applications that run on top of it. As such, the OS is another building blockof our technology platform. Our OS efforts are focused on maximizing the power of ECARX SoC Core Modules and enabling application developers to build innovative functions and applications for the devices powered by ECARX SoC Core Modules.
Software Stack
Our software integrates intelligent, connected technology to enhance the rider experience. We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system, in addition to a host of digital cockpit applications that can be further categorized as customized auto API service and localization functions. We are also developing software to deliver advanced driver-assistance systems (“ADAS”) and unsupervised highway driving features as well as control over key vehicle systems to enable functionality and improve performance (such as functional safety).
Our Competitive Strengths
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Established Business Well Positioned to Capture Significant and Rapidly Growing Addressable Markets

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Automotive Computing Platform Technology Built from SoC Level Up

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Full Stack Solution with Strong Software Capability

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Uniquely Informed by Strong OEM Partnerships for Expansion into International Intelligent Vehicle Market

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Visionary Founders and Management Team With Deep International Industry Know-how

Our Strategies
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Continue to build our technology platform, including our Automotive Central Computing Platform, based on

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the ECARX SoC Core Modules, operating system, software, and tool chain

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Continue the development of ECARX automotive software stack to address three major domains of automotive

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applications: Digital Cockpit, ADAS and Unsupervised Highway Driving, and Functional Safety

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Continue to empower Geely Holding and its ecosystem OEMs

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Capitalize on our established operations to expand our global customer base

Our Corporate Structure
We commenced our operations in March 2017. We conduct our operations through our subsidiaries and our operations in mainland China are currently conducted by our mainland China subsidiaries. Historically, we conducted our operations in China through our PRC subsidiaries as well as through Hubei ECARX Technology Co., Ltd. (“Hubei ECARX”), our former consolidated variable interest entity (“VIE”) based in mainland China, with which we, our subsidiary, and the nominee shareholders of Hubei ECARX entered into certain contractual arrangements (“VIE Agreements”). Laws, regulations, and rules in mainland China restrict and impose conditions on direct foreign investment in certain types of businesses, and we operated certain businesses, including businesses that were subject to such restrictions and conditions in mainland China such as surveying and mapping services and ICP businesses, through Hubei ECARX. We did not own equity interest in Hubei ECARX or its subsidiaries and relied on the VIE Agreements to control the business operations of Hubei ECARX and its subsidiaries. The VIE structure was adopted to enable us to have power to direct activities of Hubei ECARX and to receive economic benefits from Hubei ECARX where the law in mainland China prohibits, restricts or imposes conditions on direct foreign investment in Hubei ECARX.
Since early 2022, we have been implementing a series of transactions to restructure our organization and business operations (the “Restructuring”). In connection with the Restructuring, we, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement in April 2022, pursuant to which, the VIE Agreements were terminated with immediate effect; in addition, as agreed between ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned mainland China subsidiary of ours, and Hubei ECARX, (i) all of Hubei ECARX’s assets and related liabilities, contracts, intellectual properties and employees should be transferred to ECARX (Hubei) Tech and its subsidiaries, with certain exclusion which were inconsequential to our operations in 2020 and 2021 and which we believe will not subsequently have any material impact on our business operations or financial results, such as businesses and assets relating to surveying and mapping services, ICP businesses, and certain retained investments; (ii) all of Hubei ECARX’s businesses should be assumed and undertaken by ECARX (Hubei) Tech save for certain business activities that will continue to be undertaken by Hubei ECARX which were inconsequential to our operations in 2020 and 2021 and which we believe will not subsequently have any material impact on our business operations or financial results. As of the date of this prospectus, the Restructuring has been completed and we do not have any VIE in China.
The following diagram illustrates our corporate structure, including our principal and other subsidiaries as of the date of this prospectus.

ECARX Holdings Inc.
(Cayman Islands)
100%
Future Magic Capital Limited
(British Virgin Islands)
100%
ECARX Group Limited
(British Virgin Islands)
100%
Ecarx&Co Limited
(Cayman Islands)
100%
Mobile & Magic Limited
(Hong Kong)
100%
ECARX Technology Limited
(Hong Kong)
100%
ECARX Limited
(United Kingdom)
100%
ECARX Europe AB
(Sweden)
Outside Mainland China
Mainland China
100%
ECARX (Wuhan) Technology Co., Ltd.
(亿咖通(武汉)科技有限公司)
100%
ECARX (Hubei) Tech Co., Ltd.
(亿咖通(湖北)技术有限公司)
100%
ECARX (Shanghai) Technology Co., Ltd.
(亿咖通(上海)科技有限公司)
100%
ECARX (Shanghai) Tech Co., Ltd.
(亿咖通(上海)技术有限公司)
100%
ECARX (Beijing) Technology Co., Ltd.
(亿咖通(北京)科技有限公司)
100%
ECARX (Shanghai) Smart Tech Co., Ltd.
(亿咖通(上海)智能技术有限公司)

ECARX Holdings is not an operating company but a Cayman Islands holding company. We conduct operations through our subsidiaries and our operations in China are currently conducted by our PRC subsidiaries. The securities registered herein are securities of ECARX Holdings, not those of our operating companies. Therefore, investors in ECARX Holdings are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. This holding company structure involves unique risks to investors. As a holding company, ECARX Holdings may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless.
Cash Transfers and Dividend Distribution
Cash is transferred from ECARX Holdings to our subsidiaries through capital contributions, loans, and inter-company advances. In addition, cash may be transferred among our subsidiaries, through capital contributions, loans and settlement of transactions. Under our cash management policy, the amount of inter-company transfer of funds is determined based on the working capital needs of the subsidiaries and inter-company transactions, and is subject to internal approval process and funding arrangements. Our management regularly reviews and monitors the cash flow forecast and working capital needs of our subsidiaries.
Advances and loans.   In 2020, ECARX Holdings made advances in the principal amount of US$15.0 million to a subsidiary and an intermediary holding company of ours, ECARX Technology Limited. In 2021 (i) ECARX Holdings made advances in the principal amount of US$478.5 million to ECARX Technology Limited and provided loans in the principal amount of US$11.0 million to our subsidiaries, and (ii) ECARX Technology Limited provided a loan in the principal amount of US$2.3 million to our subsidiary, ECARX Europe AB, and ECARX Technology Limited received US$2.4 million as repayment from ECARX Europe AB. For the six months ended June 30, 2022, (i) ECARX Holdings made advances in the principal amount of US$44.5 million to ECARX Technology Limited, and (ii) ECARX Holdings provided loans in the principal amount of US$3.0 million to ECARX Europe AB.
Capital contribution.   In 2021, ECARX Technology Limited made capital contribution of US$7.6 million, US$250.0 million, and US$75.0 million to our subsidiaries, ECARX Europe AB, ECARX (Wuhan) Technology Co., Ltd. and ECARX (Hubei) Tech Co., Ltd., respectively. In 2021, ECARX (Wuhan) Technology Co., Ltd., a subsidiary of ours, made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd., another subsidiary of ours. For the six months ended June 30, 2022, ECARX Technology Limited made capital contribution of US$8.6 million and US$25.0 million to our subsidiaries, ECARX Limited and ECARX (Hubei) Tech Co., Ltd.
Cash transfers involving Hubei ECARX, the former VIE.   In 2020, 2021 and for the six months ended June 30, 2022, Hubei ECARX received nil, RMB2.1 billion and RMB157 million in the form of loans from our subsidiaries, respectively. In 2020 and 2021, subsidiaries of Hubei ECARX made payments totaling US$0.7 million and US$1.7 million to ECARX Technology Limited relating to certain sales transactions. For the six months ended June 30, 2022, Hubei ECARX and ECARX Technology made payments totaling RMB36.1 million and US$2.2 million, respectively, to ECARX Europe AB relating to certain R&D expense.
We, our subsidiaries, and Hubei ECARX have not declared or paid dividends or made any distributions as of the date of this prospectus. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends in the future will be at the discretion of our board of directors.
We are subject to various restrictions on inter-company fund transfers and foreign exchange control.
Dividends.   ECARX Holdings is a holding company and may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for its cash and financing requirements. Restrictions on the ability of our mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) our mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in mainland China; (ii) each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) our mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by our mainland China subsidiary upon dividend remittance. Such restrictions could have a material and adverse effect on the ability of ECARX Holdings to distribute profits to its shareholders. Under Cayman Islands Law, while there are no exchange control regulations or currency restrictions, ECARX Holdings is also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in ECARX Holdings being unable to pay its debts as they fall due in the ordinary course of business.
Capital expenses.   Approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, our mainland China subsidiaries are required to obtain approval from the State Administration of Foreign Exchange, or SAFE, or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.
Shareholder loans and capital contributions.   Loans by us to our mainland China subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from us to our mainland China subsidiaries is required to be registered with the competent government authorities in China.
Arrangements with Respect to Certain Personal Data
In response to the PRC government authorities’ move to tighten the regulatory framework governing data security, cybersecurity and privacy, we initiated an internal process in September 2021 to transfer the rights of our mainland China subsidiaries and of Hubei ECARX to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this prospectus, our mainland China subsidiaries do not have any right to access or process any personal data other than a limited amount of such data relating to our employees and business partners and 4,000 to 5,000 vehicle identification numbers provided by OEMs in association with our provision of product repair and maintenance services. We have entered into a procurement framework agreement with Zhejiang Huanfu in January 2022 and concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to, in our stead, discharge our outstanding obligations to provide certain data-related services to our customers.
Permission Required from the Authorities in Mainland China
We conduct our operations in China through our PRC subsidiaries. Each of our mainland China subsidiaries is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts, or the SAMR. Our mainland China subsidiaries are also required to obtain, and have obtained, additional operating licenses and permits in connection with their operations, including but not limited to the model confirmation, compulsory product certifications, and network connection licenses for certain of our products. None of our mainland China subsidiaries has been subject to any penalties or other disciplinary actions from any authority in mainland China for the failure to obtain or insufficiency of any approvals or permits in connection with the conduct of its business operations as of the date of this prospectus.
If (i) we do not receive or maintain any permits or approvals required of us, (ii) we inadvertently concluded that certain permits or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permits or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.”
In addition, the PRC government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The revised Measures for Cybersecurity Review issued by Cyberspace Administration of China (the “CAC”) and several other administrations on December 28, 2021 (which took effect on February 15, 2022) also requires that, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review. In addition, on November 14, 2021, the CAC released the Regulations on Network Data Security (Draft for Comments), which clarified that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and if a data processor that processes personal data of more than one million users intends to list overseas, it must apply for a cybersecurity review. In addition, data processors that are listed overseas must carry out an annual data security assessment. Nonetheless, there remain substantial uncertainties with respect to the interpretation and implementation of these rules and regulations.
Further, according to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), issued by the China Securities Regulatory Commission, or the CSRC, on December 24, 2021, collectively the Overseas Listing Rules, if a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). According to the draft Overseas Listing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) any material change to equity structure or a change of control of the issuer; and (iii) any material change to the offering and listing plan. The reporting entity shall also submit a report to the CSRC after the completion of the initial public offering and listing. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; and (iii) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer would necessitate a filing with the CSRC within three business days thereafter.
The draft Overseas Listing Rules was released for public comments only and there remain substantial uncertainties as to when and in what form would it be enacted, and also with respect to its interpretation and implementation once enacted. We cannot predict the impact of the draft Overseas Listing Rules, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the draft Overseas Listing Rules will apply to future offerings and listings, including initial public offerings of private PRC domestic companies and follow-on offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC domestic companies that are already listed overseas and will allow sufficient time for transition.
As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by the CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, CSRC or any other PRC authorities. Based on the opinion of our mainland China legal counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect mainland China laws and regulations, we believe that, as of the date of this prospectus, the issuance of our securities to foreign investors, does not require the application or completion of any cybersecurity review or any other permission or approval from government authorities in mainland China including the CSRC. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the draft Overseas Listing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, the application and completion of a cybersecurity review and other permissions and approvals from PRC government authorities, including the CSRC, may be required in connection with this offering.
If (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) we inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for us to obtain any permission, review or filing in the future, we may have to expend significant time and costs to comply with these requirements. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities may significantly decline and such securities may become worthless. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless,” and “Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”
Recent Development
The Business Combination and Related Transactions
On December 20, 2022, ECARX Holdings consummated the previously announced business combination with COVA, pursuant to the Merger Agreement.
On the Closing Date and immediately prior to the First Effective Time, (i) the Amended Articles was adopted and became effective; (ii) each of the preferred shares of ECARX Holdings that was issued and outstanding immediately prior to the First Effective Time was re-designated and re-classified into one ordinary share of ECARX Holdings on a one-for-one basis (the “Preferred Share Conversion”); (iii) immediately following the Preferred Share Conversion but immediately prior to the Recapitalization, the authorized share capital of ECARX Holdings was re-designated as follows: (A) each of the issued and outstanding ordinary shares of ECARX Holdings (other than the Co-Founder Shares) and each of 7,766,956,008 authorized but unissued ordinary shares of ECARX Holdings was re-designated as one Class A Ordinary Share; (B) each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued ordinary shares of ECARX Holdings was re-designated as one Class B Ordinary Share; and (C) 1,000,000,000 authorized but unissued ordinary shares of ECARX Holdings were re-designated as shares of par value of US$0.000005 each of such class or classes (however designated) as the board of directors of ECARX Holdings may determine in accordance with the Amended Articles; and (iv) (A) each issued and outstanding ordinary shares of ECARX immediately following the Re-designation and prior to the First Effective Time was recapitalized by way of a repurchase in exchange for issuance of such number of Class A Ordinary Shares and Class B Ordinary Shares, in each case, equal to the Recapitalization Factor; (B) each ECARX

Option issued and outstanding immediately prior to the Recapitalization was adjusted to give effect to the foregoing transactions, such that each ECARX Option shall be exercisable for that number of Class A Ordinary Shares equal to the product of (a) the number of shares of ECARX Holdings subject to such ECARX Option immediately prior to the Recapitalization multiplied by (b) the Recapitalization Factor (such product rounded down to the nearest whole number), and the per share exercise price for each Class A Ordinary Share issuable upon exercise of the ECARX Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (y) the per share exercise price for each share of ECARX Holdings subject to such ECARX Option immediately prior to the First Effective Time by (z) the Recapitalization Factor .
In addition, pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each COVA Founder Share outstanding immediately prior to the First Effective Time was automatically converted into one COVA Public Share in accordance with the terms of the Amended and Restated Memorandum and Articles of Association of COVA (such automatic conversion, the “COVA Class B Conversion”); (ii) at the First Effective Time, each Unit issued and outstanding immediately prior to the First Effective Time was automatically detached and the holder thereof was deemed to hold one COVA Public Share and one-half of one COVA Public Warrant in accordance with the terms of the applicable Unit (the “Unit Separation”) (with no fractional COVA Public Warrants issued in connection with the Unit Separation and the number of COVA Public Warrants issued to any holder of such Units entitled to receive a fractional COVA Public Warrant upon the Unit Separation was rounded down to the nearest whole number of COVA Public Warrants); (iii) immediately following the Unit Separation and after giving effect to the COVA Class B Conversion, each COVA Public Share (excluding COVA Public Shares that were held by COVA shareholders that validly exercised their redemption rights, Dissenting COVA Shares and COVA treasury shares) issued and outstanding immediately prior to the First Effective Time was cancelled and each holder thereof received one newly issued Class A Ordinary Share; and (iv) each whole warrant of COVA outstanding immediately prior to the First Effective Time ceased to be a warrant with respect to COVA Public Shares and was assumed by ECARX Holdings and converted into a Warrant, subject to substantially the same terms and conditions prior to the First Effective Time.
On the Closing Date, ECARX Holdings issued (i) 5,870,357 Class A Ordinary Shares to then holders of Class A ordinary shares of COVA, including 5,250,000 Class A Ordinary Shares issued to the Sponsor; (ii) 23,871,971 Warrants to then holders of COVA Public Warrants and COVA Private Warrants; and (iii) 282,564,117 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares to then existing shareholders of ECARX Holdings. Additionally, on the Closing Date, and in connection with the closing of the Business Combination, ECARX Holdings also issued (i) 3,500,000 Class A Ordinary Shares to the Strategic Investors, and (ii) 1,052,632 Class A Ordinary Shares issued to Lotus.
Unaudited condensed consolidated financial statements for the nine months ended September 30, 2022
The following sets forth our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2022.

Unaudited Condensed Consolidated Statements of Comprehensive Loss
(In thousands, except share and per share data)
	Nine Months Ended September 30, 2022
	RMB	US$
Revenues
Sales of goods revenues (including related parties amounts of RMB952,014)	1,390,319	207,569
Software license revenues (including related parties amounts of RMB41,539)	157,824	23,563
Service revenues (including related parties amounts of RMB480,759)	482,224	71,994
Total revenues	2,030,367	303,126
Cost of goods sold (including related parties amounts of RMB277,417)	(1,097,332)	(163,827)
Cost of software licenses	(63,719)	(9,513)
Cost of services (including related parties amounts of RMB32,140)	(306,412)	(45,746)
Total cost of revenues	(1,467,463)	(219,086)
Gross profit	562,904	84,040
Research and development expenses (including related parties amounts of RMB32,008)	(746,543)	(111,456)
Selling and marketing expenses (including related parties amounts of RMB96)	(53,141)	(7,934)
General and administrative expenses (including related parties amounts of RMB1,499)	(566,825)	(84,625)
Others, net	(1,844)	(275)
Total operating expenses	(1,368,353)	(204,290)
Loss from operation	(805,449)	(120,250)
Interest income (including related parties amounts of RMB5,757)	7,882	1,177
Interest expenses (including related parties amounts of RMB13,529)	(33,603)	(5,017)
Share of results of equity method investments	(84,654)	(12,639)
Unrealized gains on equity securities	35,722	5,333
Gains on deconsolidation of a subsidiary	71,974	10,745
Government grants	28,276	4,221
Foreign currency exchange loss, net	(19,949)	(2,978)
Loss before income taxes	(799,801)	(119,408)
Income tax expenses	(1,543)	(230)
Net loss	(801,344)	(119,638)
Net loss attributable to non-redeemable non-controlling interests	1,444	216
Net loss attributable to redeemable non-controlling interests	464	69
Net loss attributable to ECARX Holdings Inc.	(799,436)	(119,353)
Accretion of redeemable non-controlling interests	(714)	(107)
Net loss available to ECARX Holdings Inc.	(800,150)	(119,460)
Accretion of Redeemable Convertible Preferred Shares	(276,825)	(41,329)
Net loss available to ECARX Holdings Inc. ordinary shareholders	(1,076,975)	(160,789)
Loss per ordinary share
– Basic and diluted	(5.44)	(0.81)
Weighted average number of ordinary shares used in computing loss per ordinary share
– Basic and diluted	198,035,714	198,035,714
Net loss	(801,344)	(119,638)

	Nine Months Ended September 30, 2022
	RMB	US$
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	(489,181)	(73,032)
Comprehensive loss	(1,290,525)	(192,670)
Comprehensive loss attributable to non-redeemable non-controlling interests	1,444	216
Comprehensive loss attributable to redeemable non-controlling interests	464	69
Comprehensive loss attributable to ECARX Holdings Inc.	(1,288,617)	(192,385)
Unaudited Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)
	As of September 30, 2022
	RMB	US$
ASSETS
Current assets
Cash	226,204	33,771
Restricted cash	55,054	8,219
Accounts receivable – third parties, net	302,738	45,198
Accounts receivable – related parties, net	247,525	36,955
Notes receivable	181,781	27,139
Inventories	198,025	29,564
Amounts due from related parties	62,482	9,328
Prepayments and other current assets	443,511	66,216
Total current assets	1,717,320	256,390
Non-current assets
Long-term investments	1,246,342	186,074
Property and equipment, net	114,118	17,037
Intangible assets, net	27,386	4,089
Operating lease right-of-use assets	87,439	13,054
Other non-current assets – third parties	29,400	4,389
Other non-current assets – related parties	211,083	31,514
Total non-current assets	1,715,768	256,157
Total assets	3,433,088	512,547

	As of September 30, 2022
	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	570,000	85,099
Accounts payable – third parties	562,249	83,942
Accounts payable – related parties	179,707	26,830
Notes payable	177,458	26,494
Convertible notes payable to a related party	71,135	10,620
Amounts due to related parties	671,557	100,261
Contract liabilities, current – third parties	1,412	211
Contract liabilities, current – related parties	286,885	42,831
Current operating lease liabilities	25,285	3,775
Accrued expenses and other current liabilities	432,249	64,531
Total current liabilities	2,977,937	444,594
Non-current liabilities
Contract liabilities, non-current – third parties	131	20
Contract liabilities, non-current – related parties	326,249	48,708
Operating lease liabilities, non-current	61,184	9,135
Other non-current liabilities	24,192	3,612
Total non-current liabilities	411,756	61,475
Total liabilities	3,389,693	506,069
	As of September 30, 2022
	RMB	US$
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.000005 par value, 5,043,104 shares authorized, issued and outstanding; Redemption value of RMB334,433; Liquidation preference of RMB273,519)	334,433	49,930
Series A Redeemable Convertible Preferred Shares (US$0.000005 par value, 24,464,286 shares authorized, issued and outstanding; Redemption value of RMB1,677,714; Liquidation preference of RMB1,336,186)	1,677,714	250,476
Series A+ Redeemable Convertible Preferred Shares (US$0.000005 par value, 24,612,081 shares authorized, issued and outstanding; Redemption value of RMB1,635,135; Liquidation preference of RMB1,331,641)	1,635,135	244,119
Series A++ Redeemable Convertible Preferred Shares (US$0.000005 par value, 7,164,480 shares authorized, issued and outstanding; Redemption value of RMB560,649; Liquidation preference of RMB452,241)	560,649	83,703
Series B Redeemable Convertible Preferred Shares (US$0.000005 par value, 14,765,967 shares authorized, issued and outstanding; Redemption value of RMB1,319,331; Liquidation preference of RMB1,104,188)	1,319,331	196,970
Total mezzanine equity	5,527,262	825,198
SHAREHOLDERS’ DEFICIT
Ordinary Shares (US$0.000005 par value, 9,923,950,082 shares authorized; 198,035,714 shares issued and outstanding)	7	1
Accumulated deficit	(5,000,741)	(746,591)
Accumulated other comprehensive loss	(483,133)	(72,130)
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.	(5,483,867)	(818,720)
Total shareholders’ deficit	(5,483,867)	(818,720)
Liabilities, mezzanine equity and shareholders’ deficit	3,433,088	512,547

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands, except share and per share data)
	Nine Months Ended September 30, 2022
	RMB	US$
Operating activities:
Net cash used in operating activities	(630,304)	(94,102)
Investing activities:
Purchase of property and equipment and intangible assets	(96,419)	(14,393)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	(22,643)	(3,381)
Cash paid for acquisition of equity investments	(67,790)	(10,121)
Cash received in deconsolidation of Hubei Dongjun	1,000	149
Financial support to an equity method investee	(28,500)	(4,255)
Loans to related parties	(51,260)	(7,653)
Collection of loans lent to related parties	29,360	4,383
Net cash used in investing activities	(236,252)	(35,271)
Financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	159,485	23,810
Cash contributed by redeemable non-controlling shareholders	10,000	1,493
Proceeds from short-term borrowings	970,000	144,817
Repayment for short-term borrowings	(1,332,000)	(198,862)
Borrowings from related parties	900,000	134,366
Repayment of borrowings from related parties	(520,000)	(77,634)
Cash disposed in the Restructuring	(20,000)	(2,986)
Proceeds from issuance of convertible senior notes to a related party	67,871	10,134
Net cash provided by financing activities	235,356	35,138
Effect of foreign currency exchange rate changes on cash and restricted cash	11,495	1,716
Net decrease in cash and restricted cash	(619,705)	(92,519)
Cash and restricted cash at the beginning of the period	900,963	134,510
Cash and restricted cash at the end of the period	281,258	41,991
Supplemental information:
Income tax paid	—	—
Interest paid	33,602	5,017
Non-cash investing and financing activities:
Payable for purchase of property and equipment and intangible assets	24,377	3,639
Non-cash assets distributed to shareholders of the Company in the Restructuring	247,875	37,007
Revenues.   We had revenues of RMB2.0 billion (US$0.3 billion) for the nine months ended September 30, 2022, representing an increase of 17.6% from RMB1.7 billion in the nine months ended September 30, 2021, primarily due to an increase in the demand for automotive computing platform, design and development service from OEM customers and Tier 1 partners, and in the sales of our newly launched Digital Cockpit platform (developed based on E03 Core Module and Snapdragon8155).
Total cost of revenues.   We had total cost of revenues of RMB1.5 billion (US$0.2 billion) for the nine months ended September 30, 2022, representing an increase of 25.0% from RMB1.2 billion in the nine months ended September 30, 2021, primarily due to the increased cost of automotive computing platform design and development service and increased cost of outsourcing related to the connectivity service.
Total operating expenses.   We had total operating expenses of RMB1.4 billion (US$0.2 billion) for the nine months ended September 30, 2022, representing an increase of 16.7% from RMB1.2 billion in the nine months ended September 30, 2021, primarily due to the recognition of RMB247 million share-based compensation expenses as well as the increase of employee-related costs and professional services fees associated with our international expansion and compliance requirements.
Net loss.   We had a net loss of RMB801 million (US$120 million) for the nine months ended September 30, 2022, representing a decrease of 14.8% from RMB941 million in the nine months ended September 30, 2021.
Accounts receivable.   Our accounts receivable, comprising accounts receivable — third parties, net and accounts receivable — related parties, net, was RMB550 million (US$82 million) as of September 30, 2022, compared with RMB953 million as of December 31, 2021. The change was mainly due to our initiatives in 2022 to emphasize on-time and early collection and optimize customers’ speed to pay.
Notes receivable.   We had notes receivable of RMB182 million (US$27 million) as of September 30, 2022, compared with RMB138 million as of December 31, 2021.
Prepayments and other current assets.   We had prepayments and other current assets of RMB444 million (US$66 million) as of September 30, 2022, compared with RMB200 million as of December 31, 2021. The increase mainly related to the recognition of engineering contract cost of RMB183 million, which will be recovered through revenue from the OEM customers when the development services are delivered and customer acceptance forms are confirmed.
Contract liabilities.   We had contract liabilities of RMB615 million (US$92 million) as of September 30, 2022, compared with RMB839 million as of December 31, 2021. The contract liabilities primarily related to upfront non-refundable payments from our customers for the purchase of connectivity services. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities with the remaining balance recognized as non-current contract liabilities. The decrease in the amounts of contract liabilities reflected the recognition of revenue for connectivity services rendered.
We had cash and restricted cash of RMB281 million (US$42 million) as of September 30, 2022, compared with RMB901 million as of December 31, 2021. The movement was mainly a result of the fact that our financing activities in the first nine months of 2022 were slower than those in 2021.
Our financial data set forth above is prepared in accordance with U.S. GAAP assuming we will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about our ability to continue as a going concern exists. The plans we have evaluated to continue as a going concern are consistent with the plans which we had evaluated for the financial data relating to us included elsewhere in this prospectus. The feasibility of such plan is contingent upon many factors outside our control, including the severity of the impact of the COVID-19 pandemic on the Chinese economy and our business operations, which is highly uncertain and difficult to predict. The financial data above does not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if we were unable to continue as a going concern.
Our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2022 may not be indicative of our financial results for future interim periods or for the full year ended December 31, 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.
Emerging Growth Company
We qualify as an “emerging growth company” as defined in the JOBS Act, and we will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the first sale of our Ordinary Shares pursuant to an effective registration statement; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which would occur if the market value of our common equity that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.
As an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
Foreign Private Issuer
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, or “the Exchange Act,” that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to shareholders of U.S. domestic reporting companies.
Controlled Company
As of January 13, 2023, Mr. Eric Li (Li Shufu), our co-founder, indirectly owned 144,440,574 Class A Ordinary Shares and 24,480,458 Class B Ordinary Shares through entities controlled by him. These Ordinary Shares represent approximately 50.1% of the aggregate voting power of our total issued and outstanding share capital. As a result, we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards and have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. See “Risk Factors — Risks Relating to Our Securities — We are a “controlled company” within the meaning of Nasdaq corporate governance rules, which could exempt us from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.”
Our Corporate Information
ECARX Holdings was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands on November 12, 2019. The mailing address of our principal executive office is 16/F, Tower 2, China Eastern Airline Binjiang Center, 277 Longlan Road, Xuhui District, Shanghai 200041, People’s Republic of China, and its phone number is +86 (571) 8530-6757. Our corporate website address is https://www.ecarxgroup.com/. The information contained in, or accessible through, our website does not constitute a part of this prospectus.
Summary Risk Factors
Investing in our securities entails a high degree of risk as more fully described under “Risk Factors.” You should carefully consider such risks before deciding to invest in our securities.
Risks Relating to Our Business and Industry
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We have a limited operating history and face significant challenges in a fast-developing industry.

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If our solutions do not appropriately address the evolution of the automotive industry or automotive intelligence technologies, our business could be adversely affected.

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Changes in automobile sales and market demand can adversely affect our business.

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Disruptions in the supply of components or the underlying raw materials used in our products may materially and adversely affect our business and profitability.

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A reduction in the market share or changes in the product mix offered by our customers could materially and adversely affect our business, financial condition, and results of operations.

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The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.

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We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.

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We currently have a concentrated customer base with a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.

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We are subject to risks and uncertainties associated with international operations, which may harm our business.

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Our automotive intelligence technologies and related hardware and software could have defects, errors, or bugs, undetected or otherwise, which could create safety issues, reduce market adoption, damage our reputation with current or prospective customers, or expose us to product liability and other claims that could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Doing Business in China
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The PRC government has significant oversight and discretion over our business operations, and it may influence or intervene in our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.

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Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.

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The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

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Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Government Regulation
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Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm our business and results of operations.

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We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

Risks Relating to Our Securities
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The price of our securities may be volatile, and the value of our securities may decline.

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A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

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If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our securities, the price of our securities could decline.

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Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing securityholders could cause the price of our securities to fall.

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Future issuance of Ordinary Shares will result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

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Exercise of the Warrants could increase the number of Class A Ordinary Shares eligible for future resale in the public market and result in dilution to its shareholders.

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The Warrants may never be in the money, and they may expire worthless.

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We may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

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Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may consider beneficial.

For additional detail on these and other risks, see “Risk Factors” starting on page 19 of this prospectus.

THE OFFERING
The summary below describes the principal terms of the offering. The “Description of Share Capital” section of this prospectus contains a more detailed description of the Class A Ordinary Shares and Warrants.
Securities being registered
(i) 286,524,283 Class A Ordinary Shares; (ii) 23,871,971 Class A Ordinary Shares issuable upon the exercise of the Warrants; and (iii) 8,872,000 Warrants.
Issuance of Ordinary Shares upon exercise of Warrants
Ordinary Shares outstanding prior to exercise of Warrants
288,434,474 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares.
Ordinary Shares issuable upon exercise of all Warrants
23,871,971 Class A Ordinary Shares.
Use of proceeds
We will receive up to an aggregate of approximately US$274,527,666 from the exercise of all Warrants, assuming the exercise in full of all of the Warrants for cash. The exercise price of the Warrants is US$11.50 per share, subject to adjustment as described herein, and the closing price of the Class A Ordinary Shares on Nasdaq on January 17, 2023 was US$6.93 per share. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the Class A Ordinary Shares, among other things. If the market price for the Class A Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease. See the section titled “Use of Proceeds.”
Resale of Ordinary Shares and Warrants
Ordinary Shares offered by the Selling Securityholders
Up to 286,524,283 Class A Ordinary Shares, which includes:
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213,095,255 Class A Ordinary Shares beneficially owned by Fu&Li Industrious Innovators Limited, SHINE LINK VENTURE LIMITED, and Baidu (Hong Kong) Limited, which were originally acquired prior to the Closing Date,

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48,960,916 Class A Ordinary Shares issuable upon the conversion of 48,960,916 Class B Ordinary Shares beneficially owned by Fu&Li Industrious Innovators Limited and Jie&Hao Holding Limited, which were originally acquired prior to the Closing Date,

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5,250,000 Sponsor Shares issued to the Sponsor on the Closing Date in exchange for the Class B ordinary shares of COVA;

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8,872,000 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants;

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3,500,000 Class A Ordinary Shares issued to the Strategic Investors on the Closing Date;

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1,052,632 Class A Ordinary Shares issued to Lotus on the Closing Date; and

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5,793,480 Class A Ordinary Shares issuable upon conversion of the Investor Notes issued to the CB Investors.

Warrants offered by the Selling Securityholders
Up to 8,872,000 Sponsor Warrants.
Offering price
The Registered Securities offered by this prospectus may be offered, sold or distributed from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. See the section titled “Plan of Distribution.”
Use of proceeds
We will not receive any proceeds from the sale of the securities to be offered by the Selling Securityholders.
Dividend Policy
ECARX Holdings, our subsidiaries, and Hubei ECARX have not declared or paid dividends or made any distributions as of the date of this prospectus. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.
Market for the Class A Ordinary Shares and Warrants
The Class A Ordinary Shares and Warrants are listed on Nasdaq under the trading symbols “ECX” and “ECXWW,” respectively.
Risk factors
Prospective investors should carefully consider the “Risk Factors” for a discussion of certain factors that should be considered before buying the securities offered hereby.

RISK FACTORS
You should carefully consider the following risk factors, together with all of the other information included in this prospectus, before making an investment decision. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, financial condition, results of operations, prospects and trading price. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by us, which later may prove to be incorrect or incomplete. We may face additional risks and uncertainties that are not presently known to us, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on us. The trading price and value of our Class A Ordinary Shares and Warrants could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and any prospectus supplement or related free writing prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and any prospectus supplement or related free writing prospectus.
Risks Relating to Our Business and Industry
We have a limited operating history and face significant challenges in a fast-developing industry.
We commenced our business in 2017. As we only have a limited operating history in the areas of our current focus, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as a new entrant into a fast-developing industry, including with respect to our ability to:
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advance our technologies continuously;

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design and deliver intelligent, reliable, and quality solutions that ultimately appeal to customers continuously;

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establish, expand, and diversify our customer base continuously;

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build a well-recognized and respected brand cost-effectively;

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successfully market our products and services;

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optimize our pricing strategy;

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maintain a reliable, secure, high-performance, and scalable technology infrastructure;

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enhance our cybersecurity and data security;

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attract, retain, and motivate talented employees;

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improve and maintain our operating efficiency;

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competitive landscape;

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navigate an evolving and complex regulatory environment;

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manage supply chain effectively; and

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manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, financial condition, and results of operations could be adversely affected.
If our solutions do not appropriately address the evolution of the automotive industry or automotive intelligence technologies, our business could be adversely affected.
The automotive industry and automotive intelligence technologies are rapidly evolving. Our business and prospects will depend on our ability to identify consumer needs, and to develop, introduce, and achieve market acceptance of our new and enhanced products in a cost-effective manner. We cannot assure you that our products and services will be or will continue to be accepted by the market.
We are in the process of developing a myriad of automotive computing platform, SoC Core Module, and software solution and products. Although we believe that our technologies and products are promising, we cannot assure you that we can achieve our development goals and successfully commercialize all of these automotive intelligence technologies. In addition, we cannot assure you that, once commercialized, these technologies can stand the test of time.
We believe that the confidence and trust of our customers are essential in the success of our automotive intelligence technologies. Customers will be less likely to purchase our products if they are not convinced of the technical or functional superiority of our technologies. Any defects in or significant malfunctioning of our automotive intelligence products and services, or any negative perceptions of such, with or without any grounds, may weaken such confidence and trust in us, which may adversely affect our reputation, financial condition, and results of operations. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business or our technologies will succeed.
Changes in automobile sales and market demand can adversely affect our business.
Our business is directly related to automobile sales and production by OEMs. Automobile sales and production could sometimes be highly cyclical and, in addition to general economic conditions, also depend on other factors such as consumer confidence and preferences. Lower automobile sales would be expected to result in substantially all of our OEM customers lowering vehicle production schedules, which has a direct impact on our earnings and cash flows. In addition, automobile sales and production can be affected by labor relations issues, regulatory requirements, trade agreements, the availability of consumer financing, and other factors. Economic declines that result in a significant reduction in automobile sales and production by OEMs could materially and adversely affect our business, financial condition, and results of operations.
The demand for our products and services is also dependent on consumers’ demand for and adoption of intelligent vehicles, in general. The market for intelligent vehicles is still rapidly evolving, characterized by rapidly changing technologies, intense competition, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for intelligent vehicles does not develop as we expect or develops more slowly than we expect, our business, financial condition, results of operations, and prospects will be affected.
In addition, there has also been a change in consumer preferences favoring mobility on demand services, such as car- and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita.
Disruptions in the supply of components or the underlying raw materials used in our products may materially and adversely affect our business and profitability.
Our hardware products are comprised of electronic and mechanical components sourced from various third-party suppliers. A significant disruption in the supply of these components or the underlying raw materials, such as metals, petroleum-based resins, and chemicals, for any reason could impede production and delivery levels, which could materially increase our operating costs and materially decrease our profit margins.
Such supply chain disruptions could be caused by a range of incidents, such as total or partial shutdown of our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fires, explosions, or political upheaval, as well as logistical complications due to weather conditions, natural disasters, nuclear accidents, mechanical failures, delayed customs clearance, or pandemics. In particular, following the disruptions to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, there is an ongoing global chip shortage, which would materially and adversely affect the industries we operate in. Any of such supply chain disruptions may force us to suspend or cease production, even for a prolonged period of time.

We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these suppliers could result in quality issues with our products and hence force us to delay production or deliveries and compromise our brand image and results of operations. In addition, we cannot assure you that the suppliers will comply with ethical business practices, such as environmental responsibilities, fair wage practices and child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our products, product shortages, or other disruptions of our operations.
Any supply chain disruptions, whether or not involving a single-source supplier, could require us to make significant additional efforts until an alternative supplier is fully qualified by us or is otherwise able to resume the supply. We cannot assure you that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms, or at all. Moreover, if we experience a significant increase in demand or need to replace our existing suppliers, we cannot assure you that additional supplies will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects
A reduction in the market share or changes in the product mix offered by our customers could materially and adversely affect our business, financial condition, and results of operations.
We depend on the continued growth, viability, and financial stability of our customers. Our customers primarily include OEMs and tier 1 automotive suppliers. The automotive industry is subject to rapid technological change, vigorous competition, short product life cycles, and cyclical consumer demand patterns and industry consolidation. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products and services. As a result of changes affecting our customers, sales mix can shift, which may have either favorable or unfavorable impact on our revenues. For example, a shift in sales demand favoring a particular OEM’s vehicle model for which we do not have a supply contract may adversely affect our business. A shift in regional sales demand toward certain markets could adversely affect the sales of those of our customers that have a low market share in those regions, which in turn could materially and adversely affect our business.
The mix of vehicle offerings by our OEM customers, which can be affected by industry consolidation, also could affect our business. Any merger between major OEMs may result in the discontinuation of certain major vehicle brands previously marketed under separate companies, which may materially and adversely affect our financial condition and results of operations. In addition, a decrease in consumer demand for specific types of vehicles where we have traditionally supplied significantly could materially and adversely affect our business, financial condition, and results of operations.
The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.
The automotive intelligence markets are highly competitive. We have strategically entered into the markets and we expect this segment to become more competitive in the future as more players make their entrance. Competition is based primarily on technology, innovation, quality, delivery, and price. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. We cannot assure you that our products and services will be able to compete successfully with those of our existing and any new competitors. If we fail to compete successfully in the markets, our prospects, results of operations, and financial condition could be adversely affected.
We expect competition to intensify in the future in light of the increased demand for automotive intelligence technologies, the continuing globalization, and the consolidation in the automotive industry worldwide. Our future success will depend on our ability to develop superior advanced technology and to maintain our competitive position with respect to our technological advances over our competitors.

Furthermore, the rapidly evolving nature of the markets in which we compete has attracted, and may continue to attract, new entrants, particularly in areas of evolving automotive technologies such as computing platform technologies and advanced driver-assistance systems, which have attracted new entrants from outside the traditional automotive industry, and any of these competitors may develop and introduce technologies that gain greater customer or consumer acceptance, which could adversely affect our future growth.
In addition, increased competition may lead to lower unit sales and increased inventory, which may in turn result in downward price pressure and adversely affect our business, financial condition, operating results, and prospects. Therefore, the ability to stay ahead of our competitors will be fundamental to our future success. Our competitors may foresee the course of market development more accurately than us, develop products and services that are superior to ours, have the ability to produce similar products at a lower cost than us, adapt more quickly than us to new technologies or evolving customer requirements, or develop or introduce new products or solutions before we do, particularly related to potential transformative technologies such as automotive central computing platform solutions and advanced driver-assistance systems. As a result, our products and services may not be able to compete successfully with those of our competitors. These trends may adversely affect our sales as well as the profit margins on our offerings. If we do not continue to innovate to develop or acquire new and compelling products that capitalize upon new technologies, this could have a material adverse impact on our results of operations.
We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.
We incurred net losses of RMB440.0 million, RMB1,185.4 million (US$177.0 million) and RMB570.6 million (US$85.2 million) in 2020, 2021 and for the six months ended June 30, 2022, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of RMB368.0 million, RMB872.3 million (US$130.2 million) and RMB287.0 million (US$42.8 million) in 2020, 2021 and for the six months ended June 30, 2022, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.
We may not be able to generate sufficient revenues and we may incur substantial losses for a number of reasons, including lack of demand for our products and services, increasing competition, challenging macro-economic environment due to the COVID-19 outbreak, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impede our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position, and cash flows.
We currently have a concentrated customer base with a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.
We derive a substantial portion of our revenue from a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. Although we are expanding and diversifying our customer base, we may continue to have a concentrated customer base. In particular, Geely Holding and its subsidiaries have and are expected to continue to account for a substantial portion of our revenues. For the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022, sales to Geely Holding and its subsidiaries (which, for the avoidance of doubt, exclude sales of SoC Core Modules or software licenses by us to third party customers which are then integrated into their infotainment and cockpit products and sold by such third party customers to Geely Holding and its subsidiaries) accounted for 74.1%, 70.4% and 73.6% of our total revenues, respectively. The agreements between us and Geely Holding’s subsidiaries are described in more details in this prospectus under “— Certain Relationships and Related Person Transactions — Related Party Transactions.”
We have maintained and will continue to maintain a close business relationship with Geely Holding and its subsidiaries. If we fail to continue our cooperation with Geely Holding, or if Geely Holding determines to conduct its business in a way that is not aligned with our business interests, or to take other actions that are detrimental to our interests, we will need to enter into renegotiation with Geely Holding relating to our partnership and to secure alternative and comparable business partners, which may be costly, time-consuming, and disruptive to our operations and financial performance. As a result, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.
We are subject to risks and uncertainties associated with international operations, which may harm our business.
We conduct our business worldwide and we have offices in various countries. One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions. In June 2019, we established a joint venture with Proton Edar Sdn. Bhd., the sales and marketing arm of Proton Holdings Bhd., and Altel Communications Sdn. Bhd., a Malaysian-based telecommunications services provider. We established our product development center in Gothenburg, Sweden in December 2020, and we established our international operations office in London in July 2021.
As a result, our business is and we expect that our business will be subject to a variety of risks associated with doing business internationally, including an increase in our expenses and diversion of the management’s attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:
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international economic and political conditions, and other political tensions between countries in which we do business;

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unexpected changes in, or impositions of, legislative or regulatory requirements, including changes in tax laws;

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differing legal standards with respect to protection of intellectual property and employment practices;

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local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anticorruption laws and regulations;

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exporting or importing issues related to export or import restrictions, including deemed export restrictions, tariffs, quotas and other trade barriers and restrictions;

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disruptions of capital and trading markets and currency fluctuations; and

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increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits.

In addition, we may be subject to increased regulatory risks and local competition in various jurisdictions where we plan to expand operations but has limited operating experience. Such increased regulatory burden and competition may limit the available market for our products and services and increase the costs associated with marketing the products and services where we are able to offer our products. If we are unable to manage the complexity of global operations successfully, or fail to comply with any of the regulations in other jurisdictions, our financial performance and operating results could suffer.
Our automotive intelligence technologies and related hardware and software could have defects, errors, or bugs, undetected or otherwise, which could create safety issues, reduce market adoption, damage our reputation with current or prospective customers, or expose us to product liability and other claims that could materially and adversely affect our business, financial condition, and results of operations.
Our automotive intelligence technologies are highly technical and complex, and our products and services built upon such technologies have in the past and may in the future experience defects, errors, or bugs at various stages of their usage and development. We may be unable to correct problems to our customers’ and users’ satisfaction in a timely manner. In addition, there may be undetected errors or defects especially as we introduce new products or release new versions. Defects, errors, or bugs in our products may only be discovered after they have been tested, commercialized, and deployed, and in that case, we may incur significant additional development costs and product recall, repair, or replacement costs. Moreover, we may be liable for personal injury, property damage, or other claims caused by such defects, errors, or bugs resulting in legal actions against us that are costly to defend, which could cause irreparable harm to our reputation and brand and hence our business, financial condition, and results of operations.
We rely on our business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with our business partners could harm our business.
Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in various industries to help us enhance our technologies and commercialize our products. In addition, we need to continue to identify and negotiate for opportunities to collaborate with other industry participants, such as those who can provide key technology solutions, manufacturing and distribution services. If we are unable to maintain the existing relationships with our business partners, or if we fail to identify and negotiate additional relationships that are essential to our future expansion or success at attractive terms or at all, we may incur increased costs to develop and provide these capabilities on our own, and our business and operating results could be adversely affected.
Collaboration with third parties is subject to challenges and risks, some of which are beyond our control. For example, certain partnership agreements grant our partner or us the right to terminate such agreements for cause or without cause, including in some cases by paying a termination for convenience fee. In addition, such agreements have in the past and may in the future contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technologies or with whom we may prefer to partner with for other reasons.
We could experience delays in the development or delivery of our products to the extent our partners do not meet agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for any joint development project. There is also a risk of potential disputes with partners in the future, including with respect to intellectual property rights. Moreover, if our existing partner agreements were to be terminated, we may be unable to timely find alternative agreements on terms and conditions acceptable to us. Any of the foregoing could adversely affect our business, results of operations, and financial condition.
Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.
We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our new and enhanced products and services. As we ramp up our operations, we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by demand for our products and services. The fact that we have a limited operating history means we have limited historical data to project the demand for our products and services in the future. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. Also, substantial doubt about our ability to continue as a going concern exists. The plans we have evaluated to continue as a going concern are consistent with the plans which we had evaluated for the financial data relating to us included elsewhere in this prospectus. The feasibility of such plan is contingent upon many factors outside our control, including the severity of the impact of the COVID-19 pandemic on the Chinese economy and our business operations, which is highly uncertain and difficult to predict. Our success is dependent upon our ability to finance our business operations and we will need to seek equity or debt financing for our cash requirements to continue our activities. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.
Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay, or cancel our planned activities, or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.
In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders’ interests. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.
The COVID-19 pandemic continues to impact our business and could materially and adversely affect our financial condition and results of operations.
The COVID-19 pandemic has spread worldwide, resulting in government authorities implementing numerous measures to try to contain the disease, such as travel bans and restrictions, quarantines, shelter-in-place orders, and shutdowns. These measures have impacted, and may further impact, our workforce and operations, the operations of our customers and our partners, and those of our manufacturers and suppliers.
The COVID-19 pandemic has increased economic and demand uncertainty. It continues to affect our business in both positive and negative ways, and there is uncertainty around its duration and impact. As the COVID-19 pandemic continues, the timing and overall demand from customers and the availability of supply chain, logistical services and component supply may have an adverse effect on our business and financial results. We primarily operate in China and have established joint ventures or other business branches globally including in Southeast Asia and Europe. Each of these countries and locations has been affected by the pandemic and has taken measures to try to contain it, including restrictions on manufacturing facilities, commerce, travel, on our support operations or workforce, or on our customers, partners, and suppliers. There is considerable uncertainty regarding the impact of such measures and potential future measures. Such measures, as well as restrictions or disruptions of transportation, such as reduced availability or increased cost of air transport, port closures and increased border controls or closures, could limit our capacity to meet customer demand and have a material adverse effect on our financial condition and results of operations. Since 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to the operations of semiconductor manufacturers worldwide due to the COVID-19 pandemic. Also beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our suppliers in China were also impacted. The population in most of the major cities in China was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. These events have materially and adversely affected our business since 2020. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. Our customers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal.
The pandemic has also resulted in, and may continue to result in, significant disruption to global financial markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could adversely affect our liquidity. A recession or financial market correction resulting from the lack of containment and spread of COVID-19 could impact overall technology spending, adversely affecting demand for our products and services, our business, and the value of our common stock.
We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including, but not limited to, the duration and continued spread of the pandemic, its severity, the actions to contain the disease or treat its impact, availability of vaccines or other treatments, further related restrictions on travel, and the duration, timing, and severity of the impact on consumer spending, supply chain and logistics networks, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material adverse effect on our business, results of operations, access to sources of liquidity, and financial condition, though the full extent and duration is uncertain.
We are subject to risks relating to the Restructuring.
Historically, we conducted our operation in mainland China through our subsidiaries in mainland China as well as through Hubei ECARX, our former consolidated VIE based in mainland China. Since early 2022, we have implemented the Restructuring and in connection therewith, we, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement in April 2022, pursuant to which, the VIE Agreements were terminated with immediate effect; in addition, as agreed between ECARX (Hubei) Tech, a wholly-owned mainland China subsidiary of ECARX, and Hubei ECARX (i) all of Hubei ECARX’s assets and related liabilities, contracts, intellectual properties and employees should be transferred to ECARX (Hubei) Tech and its subsidiaries, with certain exclusion which were inconsequential to our operations in 2020 and 2021 and which we believe will not subsequently have any material impact on our business operations or financial results, such as businesses and assets relating to surveying and mapping services, ICP businesses, and certain retained investments; (ii) all of Hubei ECARX’s businesses should be assumed and undertaken by ECARX (Hubei) Tech save for certain business activities that will continue to be undertaken by Hubei ECARX which were inconsequential to our operations in 2020 and 2021 and which we believe will not subsequently have any material impact on our business operations or financial results. As of the date of this prospectus, the Restructuring has been completed and we do not have any VIE in China. See “Prospectus Summary — Our Corporate Structure.”
We are subject to several risks associated with the Restructuring. We are in the process of adjusting and may continue to make adjustment to our business operations as a result of the Restructuring and there is no assurance that such adjustment will be successful or beneficial to us. We may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency in connection with the Restructuring.
We may not be able to realize the potential financial or strategic benefits of business ventures, acquisitions or strategic investments and we may not be able to successfully integrate acquisition targets, which could impact our ability to grow our business, develop new products or sell our products.
We have completed a number of strategic long-term investments in recent years and we expect to continue to invest in other businesses that offer products, services, and technologies that we believe will help expand or enhance our existing products, strategic objectives, and business. While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities, which could impair our ability to grow our business and have an adverse effect on our results of operations and financial conditions. Given that our resources are limited, the decision to pursue business ventures, acquisitions, and strategic alliances has opportunity costs. Accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions that could help us achieve our strategic objectives. Additional risks related to business ventures, acquisitions, or strategic investments include, but are not limited to:
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difficulty in combining the technology, products, operations, or workforce of the acquired business with our business;

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diversion of capital and other resources, including management’s attention;

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assumption of liabilities and incurring amortization expenses, impairment charges to goodwill or write-downs of acquired assets;

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integrating financial forecasting and controls, procedures, and reporting cycles;

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coordinating and integrating operations in countries in which we have not previously operated;

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acquiring business challenges and risks, including, but not limited to, disputes with management and integrating international operations and joint ventures;

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difficulty in realizing a satisfactory return, if at all;

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difficulty in obtaining or inability to obtain governmental and regulatory consents and approvals, and other approvals or financing;

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potential failure in complying with governmental or regulatory restrictions placed on acquisitions;

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failure and costs associated with the failure to consummate a proposed acquisition or other strategic investment;

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legal proceedings initiated as a result of an acquisition or investment;

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the potential for our acquisitions to result in dilutive issuances of our equity securities;

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the potential variability of the amount and form of any performance-based consideration;

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uncertainties and time needed to realize the benefits of an acquisition or strategic investment, if at all;

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negative changes in general economic conditions in the regions or the industries in which we or our target operate;

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the need to determine an alternative strategy if an acquisition does not meet our expectations;

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potential failure of our due diligence processes to identify significant issues with the acquired assets or company; and

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impairment of relationships with, or loss of our or our target’s employees, vendors, and customers, as a result of our acquisition or investment.

We may incur material losses and costs as a result of warranty claims, product recalls, and product liabilities that may be brought against us.
We face an inherent business risk of exposure to warranty claims and product liability in the event that our products fail to perform as expected and, in the case of product liability, such failure of our products results in bodily injury or property damage. The fabrication process of our products is complex and precise. Our customers specify quality, performance, and reliability standards. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in delivery and product re-work or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:
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lose revenue;

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incur increased costs such as warranty expense and costs associated with customer support;

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experience delays, cancellations, or rescheduling of orders for our products;

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experience increased product returns or discounts; or

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damage our reputation.

All of these could adversely affect our financial condition and results of operations.
If any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business.

We have limited insurance coverage, which could expose us to significant costs and business disruption.
We have limited liability insurance coverage for our products, services, and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.
Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.
Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas, who are or may in the future assume roles and positions in our affiliated entities or other business entities and may, as a result, not be able to devote their full efforts to our affairs. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.
Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of automotive intelligence technologies, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient trainings in a timely manner, and we will need to spend significant time and resources training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.
If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While our executive officers and key employees have entered into an employment agreements and non-compete agreements with us, if any dispute arises between our executive officers or key employees and us, the relevant non-competition provisions may not be enforceable, especially under PRC laws, on the ground that we have not provided adequate compensation to them for their non-competition obligations.
We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.
Our business and prospects are affected by our ability to develop, maintain, and strengthen our brand. If we fail to do so we may lose the opportunity to build business relationships with critical customers. Promoting and positioning our brand will depend significantly on our ability to provide innovative and high-quality products and services, in which we have limited experience. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We market our brand through media, word-of-mouth, trade shows, and advertising. Such efforts may not achieve the desired results. If we do not develop and maintain a strong brand, our business, financial condition, results of operations, and prospects will be materially and adversely affected.
Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our products and our business operations in general are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect public perception about our products. Negative publicity about us, such as alleged misconduct, unethical business practices or other improper activities, or rumors relating to our business, directors, officers, employees, shareholders, affiliates or actual or potential business partners can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us, or perceived wrongdoings by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with or may cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse effect on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the automotive intelligence technologies, especially the autonomous driving technologies, or product or service quality problems of other players in the industry in which we operate, including our competitors, may also adversely affect our reputation and brand. In particular, given the popularity of social media, including Weixin and Weibo in China, any negative publicity, whether true or not, could quickly proliferate and harm customer and user perceptions and confidence in our brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial condition, and results of operations could be materially and adversely affected.
We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We have adopted the 2019 Share Incentive Plan, the 2021 Option Incentive Plan, and the 2022 Share Incentive Plan. For the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022, we recorded RMB11.4 million, RMB179.9 million (US$26.9 million) and RMB195.0 million (US$29.1 million) in share-based compensation expenses, respectively.
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will continue to grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.
Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.
The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
Sales of our products and services depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to consumers’ perceived uncertainty in economic conditions, customers might delay, reduce, or cancel purchases of our products and our results of operations may be materially and adversely affected.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.
Natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.
Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.
We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.
Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.
We lease the premises for research and development, delivery and servicing centers, and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.
If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities.
In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020 and 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. This has resulted in a number of accounting errors and omissions, including but not limited to the accounting for the complex transactions such as share based compensation and redeemable convertible preferred shares. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy this material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Internal Control over Financial Reporting.” However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weakness, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
Following the completion of the Business Combination, we have become a public company in the United States and subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.
We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.
Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of intellectual property relating to our design, software, or technologies could be found to infringe upon existing intellectual property rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:
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cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;

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pay substantial damages;

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seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;

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redesign our products; or

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establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our subsequent failure or inability to obtain a license for the infringed technology or other intellectual property right, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection, and confidentiality and license agreements with our employees and others to protect our proprietary rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.
Implementation and enforcement of laws in mainland China relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in mainland China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.
As of June 30, 2022, we had 407 registered patents and 326 pending patent applications in mainland China. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

In addition to patented technologies, we rely on our unpatented proprietary technologies, trade secrets, processes, and know-how.
We rely on proprietary information, such as trade secrets, know-how, and confidential information, to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors, and third parties. However, we cannot guarantee that we have entered into such agreements with every party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed, whether lawfully or otherwise, to or independently developed by a competitor or other third party, it could have a material adverse effect on our business, operating results, and financial condition.
We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is a risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which would harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.
We depend on information technology to conduct our business. Any significant disruptions to our information technology systems or facilities, or those of third parties with which we do business, such as disruptions caused by cyber-attacks, could adversely impact our business.
Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology systems and facilities, both internally and externally. We rely on these systems to, among other things, make a variety of day-to-day business decisions as well as to record and process transactions, billings, payments, inventory, and other data, in many currencies, on a daily basis, and across numerous and diverse markets and jurisdictions. Our systems, as well as those of our customers, suppliers, partners, and service providers, also contain sensitive confidential information or intellectual property and are susceptible to interruptions, including those caused by systems failures, cyber-attacks, and other natural or man-made incidents or disasters, which may be prolonged or go undetected. Cyber-attacks, both domestically and abroad, are increasing in their frequency, sophistication, and intensity, and have become increasingly difficult to detect. Although we have and continue to take precautions to prevent, detect, and mitigate such events, a significant or large-scale interruption of our information technology systems or facilities could adversely affect our ability to manage and keep our operations running efficiently and effectively, and could result in significant costs, fines or litigation. An incident that results in a wider or sustained disruption to our business or products could have a material adverse effect on our business, financial condition, and results of operations.
Additionally, certain of our products contain complex information technology systems designed to support today’s increasingly connected vehicles, and could be susceptible to similar interruptions, including the possibility of unauthorized access. Further, if we are to offer more cloud-based solutions which are dependent on the Internet or other networks to operate, we may increasingly be the target of cyber threats, including computer viruses or breaches due to misconduct of employees, contractors, or others who have access to our networks and systems, or those of third parties with which we do business. Although we have designed and implemented security measures to prevent and detect such unauthorized access or cyber threats from occurring, we cannot assure you that vulnerabilities will not be identified in the future, or that our security efforts will be successful. Any unauthorized access to our components could adversely affect our brand and harm our business, prospects, financial condition, and operating results. Further, maintaining and updating these systems may require significant costs and often involves implementation, integration, and security risks, including risks that we may not adequately anticipate the market or technological trends or that we may experience unexpected challenges that could cause financial, reputational, and operational harm. However, failing to properly respond to and invest in information technology advancements may limit our ability to attract and retain customers, prevent us from offering similar products and services as those offered by our competitors or inhibit our ability to meet regulatory or other requirements.
To date, we have not experienced a system failure, cyber-attack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. While we continuously seek to expand and improve our information technology systems and maintain adequate disclosure controls and procedures, we cannot assure you that such measures will prevent interruptions or security breaches that could adversely affect our business.
We use open-source software, which may pose particular risks to our proprietary software and source code. We may face claims from open-source licensors claiming ownership of, or demanding the release of, the intellectual property that we developed using or derived from such open source software.
We use open-source software in our proprietary software and will use open source software in the future. Companies that incorporate open-source software into their proprietary software and products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. By the terms of certain open-source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses to third parties at no cost, if we combine our proprietary software with open source software in certain manners. Although we monitor our use of open-source software, we cannot assure you that all open source software is reviewed prior to use in our software, that our developers have not incorporated open source software into our proprietary software, or that they will not do so in the future. In addition, companies that incorporate open-source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their proprietary software. If an author or other third party that distributes such open-source software were to allege that we have not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our proprietary software. In addition, the terms of open-source software licenses may require us to provide software that we develop using such open source software to others on unfavorable license terms.
As a result of our current or future use of open-source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our proprietary software, discontinue making our proprietary software available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

Risks Relating to Doing Business in China
The PRC government has significant oversight and discretion over our business operations, and it may influence or intervene in our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.
A major part of our operations is located in China. The PRC government has significant authority to influence and intervene in the China operations of an offshore holding company like ECARX Holdings at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures to underscore the importance of the utilization of market forces for economic reform, the divestment of state ownership in productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through resources allocation, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to selected industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among different sectors of the economy. The Chinese government has implemented various measures to generate economic growth and guide the allocation of resources. Some of these measures may benefit the Chinese economy overall, but may have a negative effect on us. Any slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.
The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice. In particular, the legal system in mainland China is based on written statutes, and court decisions have limited precedential value. The interpretations of many laws, regulations, and rules in mainland China are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since the administrative authorities in mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in mainland China than in more developed legal systems. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.
Laws and regulations concerning our industries are also constantly evolving in China and the PRC government authorities may further promulgate new laws and regulations regulating our industries and other businesses we have already engaged in or may further expand into in the future. Although we have taken measures to comply with and avoid violation of applicable laws and regulations, we cannot assure you that our practice is and will remain in full compliance with applicable PRC laws and regulations.
In addition, the PRC government may regulate or intervene in our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the recently issued Opinions on Severely Cracking Down on Illegal Securities Activities According to Law emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by mainland China-based companies. These opinions propose to take effective measures, such as promoting the establishment of relevant regulatory systems, to deal with the risks and incidents facing mainland China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time.
Therefore, we cannot assure you that we will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC domestic companies, or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required in connection with this offering, it is uncertain whether we are able to and how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for this offering may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which, among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of mainland China-based issuers, and to establish a comprehensive regulatory system for the application of mainland China capital market laws and regulations outside mainland China. Subsequently, on December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major operating entity in mainland China (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if the following conditions are met with respect to such issuer: (i) the operating income, gross profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are citizens of mainland China or have their ordinary residence in mainland China, or if its main place of business is in mainland China or if its business operation is primarily conducted in mainland China. The draft Overseas Listing Rules also draw the regulatory redline for overseas offerings and listings by PRC domestic companies. In addition, according to the draft Overseas Listing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) any material change to equity structure or a change of control of the issuer; and (iii) any material change to the offering and listing plan. The reporting entity shall also submit a report to the CSRC after the completion of the initial public offering and listing. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; and (iii) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer would necessitate a filing with the CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the relevant PRC domestic companies and their controlling shareholders and other responsible person, suspension of such PRC domestic companies’ businesses, and revocation of their business licenses and operation permits. For more details of the Opinions and the Overseas Listing Rules, see “Business — Government Regulations —  Regulation on Mergers and Acquisitions and Overseas Listing.”
As of the date of this prospectus, the draft Overseas Listing Rules remains in draft form. The draft Overseas Listing Rules may be further amended and there are substantial uncertainties as to when and in what form will the rules be enacted. The draft Overseas Listing Rules are also silent on detailed requirements relating to the substance and form of the documents to be filed, and the CSRC may subsequently formulate and publish guidelines in this regard. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of private PRC domestic companies and follow-on offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC domestic companies that are already listed overseas and will allow sufficient time for transition.
In addition, on December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the issuance of the Revised Review Measures, an official of the CAC indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with securities regulators outside mainland China. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. Given the recency of the issuance of the Revised Review Measures and its pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which provide that if a data processor that processes personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.
On April 2, 2022, the CSRC and several other administrations jointly released the revised Provisions on Strengthening Confidentiality and Archiving Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. The Draft Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Draft Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of PRC domestic companies, the PRC domestic companies are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to discharge their confidentiality and archives management responsibilities; (ii) if a PRC domestic company is required to publicly disclose or provide to any securities companies, accounting firms or other securities service providers or overseas regulators, any materials that contain state secrets or are sensitive (i.e. having detrimental impact on national security or public interest if divulged), during the course of its overseas offering or listing, the PRC domestic company should obtain required approvals, and complete applicable filings and other regulatory procedures; and (iii) working papers produced in China by securities companies and other securities service institutions, who provide such PRC domestic companies with securities services during their overseas issuance and listing, should be stored in mainland China, and the transmission of any such working papers to recipients outside mainland China must be approved by competent PRC authorities.
As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by the CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, CSRC or any other PRC authorities. Based on the opinion of our mainland China legal counsel, Han Kun Law Offices, according to its interpretation of the currently in effect mainland PRC laws and regulations, we believe that, as of the date of this prospectus, the offering does not require the application or completion of any cybersecurity review or any other permission or approval from government authorities in mainland China including the CSRC. However, given (i) the uncertainties with respect to the enactment, implementation and interpretation of the draft Overseas Listing Rules and laws and regulations relating to data security, privacy and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, we cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, the application and completion of a cybersecurity review and other permissions and approvals from PRC government authorities, including the CSRC, may be required in connection with the offering.
If (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) we inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for us to obtain any permission, review or filing in the future, we may have to expend significant time and costs to comply with these requirements. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities may significantly decline and such securities may become worthless.
If it is determined in the future that approval from or filing with CSRC, CAC or other governmental agencies are required for the Business Combination (on a retrospective basis), our listing or this offering, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures for the Business Combination, our listing or this offering, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek required government authorization in respect of the same. These government authorities may impose fines, restrictions and penalties on our operations in China, such as suspension of our apps, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside mainland China, limit our operating privileges in China, unwind the Business Combination, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The PRC government authorities may also take actions requiring us, or making it advisable for us, to suspend this offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.
In addition, if CSRC or other government authorities subsequently promulgate new rules or issue explanations mandating that we complete filings or obtain approvals, registrations or other kinds of authorizations for the Business Combination (on a retrospective basis), our listing or this offering, we cannot assure you that we will be able to obtain such approvals or authorizations (or that once obtained such approvals or authorizations will not be revoked), or to complete the required procedures (including filing procedures) or other requirements in a \ timely manner, or at all, or to obtain any waiver of the aforesaid regulatory requirements if and when procedures are established to obtain such a waiver. All of these could have a material adverse effect on the trading price of our securities and could significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities.
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our securities were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our securities would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.
Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2022.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.
On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, the offering of our securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.
The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC domestic companies, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by NDRC and the MOFCOM in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic company. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over PRC domestic companies that raise “national security”

concerns are subject to strict review by NDRC and the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules.
On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of then existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody a regulatory trend in mainland China that aims to bring its foreign investment regulatory regime in line with prevailing international practices, and represent the legislative endeavors to unify corporate legal requirements applicable to foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law and its Implementation Rules are relatively new, substantial uncertainties exist with respect to their interpretations and implementations.
The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. While our mainland China subsidiaries are not currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, it is uncertain whether any of their business operation will be subject to foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any part of our business operation falls in the “negative list” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “negative list” mandate further actions, such as market entry clearance granted by the PRC Ministry of Commerce, we face uncertainties as to whether such clearance can be timely obtained, or at all. We cannot assure you that the relevant government authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.
Regulations in mainland China of loans to and direct investment in PRC domestic companies by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
ECARX Holdings is an offshore holding company and we conduct our operations in mainland China primarily through our mainland China subsidiaries. We may make additional capital contributions or loans to our mainland China subsidiaries, which are treated as foreign invested enterprises under the law in mainland China. Any loans by us to our mainland China subsidiaries are subject to regulations and foreign exchange loan registrations of mainland China. For example, with respect to the registration, loans by us to our mainland China subsidiaries to finance their activities must be registered with the relevant local counterpart of the State Administration of Foreign Exchange of the PRC, or SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the relevant mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries; and (ii) if the relevant mainland China subsidiaries adopt the relatively new foreign debt mechanism, the outstanding amount of loans shall not exceed 200% of the net asset of the relevant mainland China subsidiaries. We may also finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be reported to or filed or registered with the MOFCOM, and the SAMR, or their local counterparts.
Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on December 30, 2019, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that Renminbi converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.
Under the laws and regulations in mainland China, we are permitted to utilize the proceeds of any financing outside mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other PRC domestic companies through our mainland China subsidiaries.
We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
ECARX Holdings is a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations in mainland China permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with the accounting standards and regulations in mainland China. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital.
As of June 30, 2022, most of our mainland China subsidiaries at that time had not made appropriations to statutory reserves as our mainland China subsidiaries at that time reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Business — Government Regulations — Regulation on Dividend Distribution.”
Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our mainland China subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our mainland China subsidiaries to pay dividends to us.
Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See

“— If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”
It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.
Shareholder claims or regulatory investigation that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulators of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulators in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China, and without the consent by the Chinese securities government authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.
Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.
China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.
Companies registered and operating in mainland China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to the extent required by law.
Because the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
ECARX Holdings is an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For additional information, please see the section entitled “Enforceability of Civil Liability and Agent for Service of Process in the United States.”
Fluctuations in exchange rates could have a material and adverse effect on our results of operations.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.
Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Moreover, certain information presented in this prospectus has been converted from Renminbi to U.S. dollars at the exchange rate referenced above. While such conversions are provided for convenience only, any appreciation or depreciation in the value of Renminbi relative to the U.S. dollar could cause the results of conversion using a rate that is different from the foregoing rate to differ materially from those contained in this prospectus.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively.
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. See “Business — Government Regulations — Regulation on Foreign Exchange.”

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholder.
Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under the law of mainland China.
SAFE requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Business — Government Regulations — Regulation on Foreign Exchange — Offshore Investment by PRC Residents.”
If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under the law of mainland China for evasion of applicable foreign exchange restrictions.
However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make any registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject plan participants in mainland China or us to fines and other legal or administrative sanctions.
Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Business — Government Regulations — Regulation on Labor — Employee Stock Incentive Plan.” We and our mainland China resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the United States. If we or any of these resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC laws.
Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.
Our mainland China subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.
If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC domestic company or a PRC domestic company group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to enterprise income tax in mainland on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.
We believe that none of our entities outside of mainland China is a mainland China resident enterprise for tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities in mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-mainland China resident enterprises. In addition, non-mainland China resident enterprise shareholders may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of ordinary shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.
We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.
ECARX Holdings is a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of its liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China resident enterprise to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion

on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC domestic company. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations —  Taxation — China.”
As of September 30, 2022, most of our subsidiaries located in mainland China reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the near term, we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.
We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.
In February 2015, the State Administration of Taxation, or the SAT, issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-mainland China resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-mainland China resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the tax authority in mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax in mainland China. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The tax authorities in mainland China may pursue such non-mainland China resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-mainland China resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-mainland China resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
Under PRC laws, legal documents of PRC domestic companies for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.
Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our mainland China subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our mainland China entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our mainland China subsidiaries, we or our mainland China subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.
Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.
Under the laws in mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in mainland China, some of which have not completed the registration of the ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.
We cannot assure you that the lessors of our leased properties are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. Meanwhile, registered mortgage of property right may over leased properties before such properties are leased to some of our mainland China subsidiaries. In addition, some registered addresses of mainland China subsidiaries may be inconsistent with the actual operating addresses, and the actual uses of some land leased to some of our mainland China subsidiaries are inconsistent with the planned use indicated on the ownership certificate of such land. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

Risks Relating to Government Regulation
Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm our business and results of operations.
The offering of our products and services involves the collection, storage, and transmission of data and we face significant challenges with respect to cybersecurity, privacy, data protection and information security amid a complex and evolving regulatory framework in China and other geographies that we operate in.
Information stored on our systems may be targeted in cyber-attacks, including computer viruses, worms, phishing attacks, malicious software programs, and other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of such information. If cybercriminals are able to circumvent our security measures, or if we are unable to detect and prevent an intrusion into our systems, data stored with us may be compromised and susceptible to unauthorized access, use, disclosure, disruption, modification, or destruction, which could subject us to liabilities, fines and other penalties. Additionally, If any of our employees accesses, converts, or misuses any sensitive information, we could be liable for damages, and our business reputation could be damaged or destroyed. Any actual or perceived breach of our security could damage our reputation, cause existing users to discontinue the use of our products and services, prevent us from attracting new users, or subject us to third- party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results, or financial condition.
We have adopted strict information security policies and deployed advanced security measures to comply with applicable requirements and to prevent data loss and other security breaches, including, among others, advanced encryption technologies. Nonetheless, these measures could be breached as a result of third-party action, employee error, third- party or employee malfeasance or otherwise. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures.
We are subject to a multitude of laws and regulations that are aimed to address information security, privacy, and the collection, storing, sharing, use, disclosure, protection of data in various jurisdictions. Specifically, our operations in China are subject to a variety of PRC laws and regulations covering cybersecurity, privacy, data protection and information security and the PRC government authorities have recently heightened their supervision on the protection of data security by initiating investigations on certain companies in mainland China regarding their cybersecurity and use of personal information and data, and enacted and implemented laws and regulations and proposed additional regulatory agenda concerning data protection and privacy, under which internet service providers and other network operators are required to, amongst others, clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent, to establish user information protection systems with appropriate remedial measures and to address national security concerns.
According to the PRC National Security Law, the state shall establish institutions and mechanisms for national security review and regulation and conduct national security review on key technologies and IT products and services that affect or may affect national security.
In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, released the Cyber Security Law, which took effect in June 2017. The Cyber Security Law requires network operators to conduct certain activities relating to the protection of internet security and the strengthening of network information management. Under the said law, network operators, including us, are obligated to provide assistance and support in accordance with the law to public security and national security authorities to safeguard national security, and to assist with criminal investigations. In addition, the Cyber Security Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in mainland China should be stored in mainland China, and the law prescribes heightened scrutiny over and imposes additional security obligations on operators of critical information infrastructure. Further, according to the Measures for Cybersecurity Review, which was promulgated by the Cyberspace Administration of China and certain other PRC government authorities in April 2020 and became effective in June 2020, and was later replaced by the Revised Review Measures taking effect from February 15, 2022, operators of critical information infrastructure must pass a cybersecurity review when procuring network products and services which actually affect or may affect national security. On July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, or the CII Protection Regulations, which became effective on September 1, 2021. The CII Protection Regulations clarifies that, among others, critical information infrastructures, or CIIs, refer to important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense technology industry and others that may seriously harm national security, national economy and people’s livelihood and public interests when they are damaged, disabled or suffer from data leakage. The competent supervisory departments of these important industries will make rules for and administer the identification of CII and promptly notify the operators of CII and the Public Security Department of the State Council of the results thereof. Pursuant to these provisions, the relevant government authorities are responsible for formulating rules for the identification of CII with reference to factors set forth in the provisions, and should further arrange for CII identification to be conducted in certain industries and fields in accordance with such rules. The relevant authorities shall also notify operators who are being identified as critical information infrastructure operators, or CIIOs. On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the previously existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review. The foregoing rules and regulations were newly issued and the PRC government authorities may further enact detailed rules or issue guidance with respect to the interpretation and implementation of these rules and regulations, including rules on the identification of CII in different industries and fields and the exact definition of “online platform operator”. As such it remains uncertain whether we or other operators we provide network products and services to may be identified as CIIOs or “online platform operator”. If we provide or are deemed to be providing network products and services to CIIOs, or if we are deemed to be a CIIO or “online platform operator,” we would be required to follow the relevant cybersecurity review procedures and subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. During such review, we may be required to suspend new user registration in mainland China and/or experience other disruptions to our operations. Such review, if undertaken, could also result in negative publicity with respect to us and diversion of our managerial and financial resources. Furthermore, if we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of CII according to the Cyber Security Law, including the obligation to set up a special security administration department and to conduct security background review on persons in charge of such department or holding other key positions in such department. If we are identified as an “online platform operator” and our data processing activities are considered to be affecting or may affect national security, we might be subject to a cybersecurity review. Because the Revised Review Measures do not define “online platform operator” or clarify the meaning of “affects or may affect national security,” and given the PRC government authority’s discretion to initiate a cybersecurity review, it is possible that we would be subject to an ex officio cybersecurity review. If we are subject to a cybersecurity review, we may be ordered to, among others, suspend all of our business activities. Failure to complete the cybersecurity review could result in penalties such as fines, suspension of business, closing down of websites, revocation of business licenses and permits, any of which could have a material adverse effect on our business and results of operations.
On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which set out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft regulations require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. It remains to be seen when and in what form will the draft Regulations on Network Data Security Management be enacted, although based on the current provisions being proposed, we will be required to carry out an annual data security review and comply with the relevant reporting obligations.
On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for, amongst others, data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
On August 20, 2021, the Personal Information Protection Law was promulgated by the SCNPC and took effect on November 1, 2021. The law integrated previously scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. As a result, all of our subsidiaries, whether within or outside mainland China, could potentially become subject to the Personal Information Protection Law. The Civil Code promulgated in 2020 also contains specific provisions regarding the protection of personal information. Given the novelty of these laws and regulations, there are substantial uncertainties with respect to their interpretation and implementation and additional laws and regulations on this subject may be promulgated in the future which may in turn impose further requirements on us. We cannot guarantee that we will or will continue to be in compliance with all regulatory requirement that will be imposed on us, and we may be faced with additional compliance expenses, increased obligations, and potential liability and negative publicity for non-compliance.
On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field defines the scope of data in the field of industry and information technology, and stipulates that all businesses which handle industrial and telecoms data in mainland China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. “Industrial data” refers to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. “Telecoms data” refers to the data generated and collected in the course of telecommunications business operations. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc. For general data, the data processors shall establish a life-cycle safety management system, assign management personnel, reasonably determine operation authority, formulate emergency plans, conduct emergency drills, conduct education and training, and keep log records.
On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities

According to Law, which further emphasized the need to strengthen cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission and confidential information management, and stipulated that efforts will be made to revise the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures.
Furthermore, on July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfers, which took effect on September 1, 2022 and aims to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfers. It applies to the security assessment of important data and personal information that is collected and generated in the course of operations within mainland China and to be provided abroad by data processors.
For a comprehensive discussion on the aforementioned laws and regulations, see “Business — Government Regulations — Regulation on Cyber Security and Privacy Protection.”
In response to the PRC government authorities’ move to tighten the regulatory framework governing data security, cybersecurity and privacy, we initiated an internal process in September 2021 to transfer the rights of our mainland China subsidiaries and of Hubei ECARX, our former VIE, to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this prospectus, our mainland China subsidiaries do not have any right to access or process any personal data other than a limited amount of such data relating to the employees and our business partners and 4,000 to 5,000 vehicle identification numbers provided by OEMs in association with the provision of product repair and maintenance services by us. We have entered into a procurement framework agreement with Zhejiang Huanfu in January 2022 and concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide certain data-related services to its customers. As of the date of the prospectus, we have not been informed that we are a critical information infrastructure operator or a “data processor” carrying out data processing activities that affect or may affect national security by any government authority, and it is uncertain whether we would be categorized as such under the law of mainland China. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review made by the CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect. We cannot rule out the possibility that the foregoing measures may be enacted, interpreted or implemented in ways that will negatively affect us. There is also no assurance that we would be able to accomplish any review (including the cybersecurity review), obtain any approval, complete any procedures, or comply with any other requirements applicable to us in a timely manner, or at all, if we are subject to the same. In the event of non-compliance, we may be subject to government investigations and enforcement actions, fines, penalties, and suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.
We expect that PRC operations in the areas referenced above will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks. We are closely monitoring the development in the regulatory landscape and we are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations on our current business practices. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. If further changes to our business practices are required under the evolving regulatory framework governing cybersecurity, information security, privacy and data protection in China, our business, financial condition and results of operations may be adversely affected.
Aside from our operations in China, we are also required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the

GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored.
We generally comply with industry standards and are subject to the terms of our own privacy policies. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by laws, regulations, industry standards, or contractual obligations. Changes in existing laws or regulations or adoption of new laws and regulations relating to privacy, data protection and information security, particularly any new or amended laws or regulations that require enhanced protection for certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase our cost in providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Compliance with these laws and regulations could cause us to incur substantial costs, and may place restrictions on the conduct of our business and the manner in which we interact with our users or require us to change our business practices, including our data practices, in a manner adverse to our business. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings, services or platform could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We cannot assure you that we are or will be able to comply with such laws and regulations regarding cybersecurity, privacy, data protection and information security in all respects and any failure or perceived failure to comply with the same may result in inquiries or other proceedings being instituted against, or other actions, decisions or sanctions being imposed on us by government authorities, users, consumers or other parties, including warnings, fines, penalties, directions for rectifications, service suspension or removal of our application from application stores, as well as in negative publicity on us and damage to our reputation, any of which could cause us to lose users and business partners and have a material adverse effect on our operations, revenues and profits.
We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.
We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.
We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.

Risks Relating to Our Securities
The price of our securities may be volatile, and the value of our securities may decline.
We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to any established criteria of the value of our business or prospects, and the market price of our securities may fluctuate substantially. In addition, the trading price of our securities could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell these securities at or above the price you paid for the securities. Factors that could cause fluctuations in the trading price of our securities include the following:
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actual or anticipated fluctuations in our financial condition or results of operations;

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variance in our financial performance from expectations of securities analysts;

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changes in our projected operating and financial results;

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changes in laws or regulations applicable to our business;

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announcements by us or our competitors of significant business developments, acquisitions or new offerings;

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sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;

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significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;

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our involvement in litigation;

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conditions or developments affecting our industry;

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changes in senior management or key personnel;

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the trading volume of our securities;

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changes in the anticipated future size and growth rate of our markets;

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publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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general economic and market conditions; and

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other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.
A substantial amount of our shares is subject to transfer restrictions. An active trading market for our securities may never develop or, if developed, may not be sustained. In addition, the price of our securities may vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell our securities unless a market can be established or sustained.
If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our securities, the price of our securities could decline.
The trading market for our securities relies in part on the research reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of equity research analysts and investors, the price of our securities could decline. Moreover, the price of our securities could decline if one or more equity research analysts downgrade our securities or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing securityholders could cause the price of our securities to fall.
Subject to the lock-up restrictions described in this prospectus under the section titled “Plan of Distribution,” the Selling Securityholders can sell, under this prospectus, up to (i) 286,524,283 Class A Ordinary Shares constituting (on a post-exercise basis) approximately 78.1% of the total issued and outstanding ordinary shares of ECARX Holdings as of January 13, 2023 (assuming the exercise of all outstanding Warrants and the conversion of Investor Notes), and (ii) 8,872,000 Warrants, representing approximately 37.2% of our outstanding Warrants.
Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. Despite such a decline in the public trading price, certain Selling Securityholders may still experience a positive rate of return on the Registered Securities due to the lower price at which they acquired the Registered Securities compared to other public investors and may be incentivized to sell the Class A Ordinary Shares or Warrants when others are not. For example, based on the closing price of the Class A Ordinary Shares and Warrants as referenced above, the Sponsor may experience a potential profit of up to US$6.93 per share on the Sponsor Shares; holders of the Legacy Shares may experience a potential profit ranging from US$0.22 to US$6.93 per share; holders of the Legacy Founder Shares may experience a potential profit ranging from US$5.76 to US$6.53 per share; the Strategic Investors may experience a potential profit on the Strategic Investor Shares if the price of the Class A Ordinary Shares exceeds US$10.00 per share; Lotus Technology Inc. may experience a potential profit on the Lotus Shares if the price of the Class A Ordinary Shares exceeds US$9.50 per share; the CB Investors may experience a potential profit on the CB Conversion Shares if the price of the Class A Ordinary Shares exceeds US$11.50 per share; and the Sponsor may experience a potential profit on the Sponsor Warrants if the price of the Class Ordinary Shares exceeds US$11.50 per share. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price.
Future issuance of Ordinary Shares will result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.
Additional Class A Ordinary Shares are issuable upon conversion of the Investor Notes (which are of an aggregate principal amount of US$65 million Investor Notes) at a conversion price of US$11.5 per share (subject to customary adjustments on the conversion price). In addition, we may need additional capital in the future to finance our operations. We may sell Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. Furthermore, we may issue additional Ordinary Shares in connection with the grant of equity awards to employees under our equity incentive plans. Any such issuance of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the value of our securities to decline.
Exercise of the Warrants could increase the number of Class A Ordinary Shares eligible for future resale in the public market and result in dilution to its shareholders.
As of January 13, 2023, there were 23,871,971 Warrants outstanding. Each Warrant entitles its holder to purchase one Class A Ordinary Share at an exercise price of US$11.50 per share (subject to adjustment). To the extent Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to our then existing shareholders and increase the number of Class A Ordinary Shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of the Class A Ordinary Shares.

The Warrants may never be in the money, and they may expire worthless.
The exercise price for our Warrants is US$11.50 per share (subject to adjustment). The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of our Class A Ordinary Shares, among other things. If the market price for our Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants.
We may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sales price of our Ordinary Shares equals or exceeds US$18.00 per share (as adjusted) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and there is an effective registration statement covering the issuance of Ordinary Shares issuable upon exercise of the Warrants. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may consider beneficial.
We adopt a dual-class voting structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights other than voting and conversion rights. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The memorandum and articles of association of ECARX, as amended from time to time, may provide for the instances where the holders of Class A Ordinary Shares and Class B Ordinary Shares may vote as a separate class. Under the Amended Articles, Class A Ordinary Shares and Class B Ordinary Shares will vote as a separate class if any rights attaching to either Class A Ordinary Shares or Class B Ordinary Shares are being materially and adversely varied. Such variation requires the consent in writing of the holders of at least two-thirds of the issued Class A Ordinary Shares or Class B Ordinary Shares (as the case may be) or with the sanction of a special resolution passed at a separate meeting of the holders of Class A Ordinary Shares or Class B Ordinary Shares (as the case may be). The Cayman Islands Companies Act also provides where a compromise or arrangement is proposed between a Cayman Islands company and its shareholders or any class of them, the court may, on the application of the company or of any shareholder of the company, order a meeting of the shareholders of the company or class of shareholders, as the case may be, to be summoned in such manner as the court directs. Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares are automatically and immediately converted into the equal number of Class A Ordinary Shares.
Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen, founders of ECARX, collectively own all of the Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 14.5% of our total issued and outstanding share capital and 62.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.
The dual-class structure of our ordinary shares may adversely affect the trading market for our securities.
Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of securities of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our securities in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our securities. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our securities.
The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.
The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (ii) having service of process made upon such holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such holder.
The choice-of-forum provision limits a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq Global Market listing requirements and other applicable securities rules and regulations. As such, we incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.
Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.
We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares and Warrants less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.
In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is,

those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and we have different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.
As a result, our shareholders may not have access to certain information they deem important or at the same time if we were not a foreign private issuer. We cannot predict if investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market and share price for our securities may be more volatile.
We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.
We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
We are a “controlled company” within the meaning of Nasdaq corporate governance rules, which could exempt us from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.
As of January 13, 2023, Mr. Eric Li (Li Shufu), our co-founder, indirectly owned 144,440,574 Class A Ordinary Shares and 24,480,458 Class B Ordinary Shares through entities controlled by him. These Ordinary Shares represent approximately 50.1% of the aggregate voting power of our total issued and outstanding share capital. As a result of his majority ownership and voting power, which would give him the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this registration statement), we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards and have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.
ECARX Holdings is an exempted company limited by shares incorporated under the laws of the Cayman Islands and we conduct a majority of our operations through our subsidiary, ECARX, outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or to enforce judgments obtained in the United States courts against our directors or officers.
Our corporate affairs will be governed by the Amended Articles, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
The Grand Court of the Cayman Islands may not (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, any special resolutions passed by shareholders and a list of the names of the current directors) or to obtain copies of lists of shareholders of these companies. Pursuant to the Amended Articles, our directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of us or any of them shall be open to the inspection of our shareholders not being directors, and none of our shareholder (not being a director) shall have any right of inspection of any account or book or document of us except as conferred by law or authorized by the directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer whose securities are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For additional information, please see the section entitled “Enforceability of Civil Liability and Agent for Service of Process in the United States.”
We do not anticipate paying dividends for the foreseeable future.
It is expected that we will continue to operate at loss in the foreseeable future, and will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.
Our board of directors will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, you may need to rely on sales of our securities after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that our securities will appreciate in value or that the market price of our securities will not decline.
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our securities.
The Amended Articles contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our securities may fall and the voting and other rights of the holders of our Class A Ordinary Shares may be materially and adversely affected.

Risks Relating to Taxation
We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based on the current and anticipated value of the assets and the composition of income and assets, including goodwill and other unbooked intangibles, of our company and subsidiaries’ income and assets, we do not currently expect to be treated as a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Ordinary Shares or Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements.
Please see “Taxation” for a more detailed discussion with respect to our PFIC status. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Ordinary Shares or Warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial statements present the combination of the financial information of COVA Acquisition Corp. (“COVA”) and ECARX Holdings Inc. (“ECARX”), adjusted to give effect to the Business Combination and related transactions (collectively, “the Transaction”). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
COVA is a blank check company incorporated as a Cayman Islands exempted company on December 11, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses or entities. On February 4, 2021, the registration statement for COVA’s initial public offering was declared effective and on February 9, 2021, COVA consummated its initial public offering of 30,000,000 units (the “Units” and, with respect to the shares of COVA’s Class A Ordinary Shares included in the Units sold), including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. The Units were sold at an offering price of US$10.00 per Unit, generating gross proceeds of US$300.0 million which is held in the Trust Account. As of September 30, 2022, COVA had assets of US$302,215,818 and net current liabilities of US$4,248,465.
ECARX is transforming vehicles into seamlessly integrated information, communications and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX’s current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.
Historically, ECARX conducted its operation in China through its wholly-owned PRC subsidiaries as well as through Hubei ECARX Technology Co., Ltd (“Hubei ECARX” or “the VIE”), and its subsidiaries based in China. Since early 2022, ECARX has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, in April 2022, the Company, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect. In addition, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement that,
•
All of the business and operations, excluding a contract on AI voice products signed by Hubei ECARX on March 5, 2020, and the working capital of Hubei ECARX of approximately RMB20.0 million, which are not subject to restrictions on the foreign investments, including the sales of automotive computing platforms, SoC core modules, automotive merchandise or other products, software licensing and the provision of automotive computing platform design and development service and other services of Hubei ECARX, and related assets and liabilities, contracts, intellectual properties and employees, will be transferred from Hubei ECARX to ECARX (Hubei) Tech, at nil consideration.

•
Other business and operations, which include the above-mentioned contract entered into by Hubei ECARX on March 5, 2020 and the working capital of approximately RMB20.0 million as well as the business and operations that are subject to the restrictions on foreign investments, including (i) map surveying and mapping qualification (referring to Grade A Surveying and Mapping Qualification of Navigation Electronic Map and Grade B Surveying and Mapping Qualification of Internet Map Service of Hubei ECARX), (ii) mapping activities (including relevant assets, contracts, intellectual property rights and employees), and (iii) ICP license, will be retained by Hubei ECARX and spun off from ECARX upon the completion of the Restructuring. The operating results of the remaining business operations in 2020 and 2021 were inconsequential.

•
In addition, ECARX also spun off three equity method investments, primarily including the equity method investment in Suzhou Chenling to Hubei ECARX.

As of June 30, 2022, ECARX has completed the Restructuring, pursuant to which, the following assets were derecognized by ECARX:
Assets	RMB in thousands
Cash	20,000
Long-term investments	211,908
Property and equipment, net	34,873
Intangible assets, net	1,094
In addition, ECARX recognized amounts due from Hubei ECARX in the amount of RMB205,954 thousand which represented the net present value of a loan provided by ECARX to Hubei ECARX in the amount of RMB252,287 thousand. The loan is interest free and will be settled in cash no later than May 2026. The present value of the loan is discounted at an effective annual interest rate of 5%. The excess of the assets derecognized over the amounts due from the VIE was recorded in accumulated deficit.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the unaudited historical balance sheet of COVA as of September 30, 2022, with the unaudited historical consolidated balance sheet of ECARX as of June 30, 2022, assuming that the Transaction occurred on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 combines the unaudited historical statement of operations of COVA for the nine months ended September 30, 2022, with the unaudited historical consolidated statement of operations of ECARX for the nine months ended June 30, 2022, which is not included in the prospectus, and gives pro forma effect to the Transaction and related transactions as if they had occurred on January 1, 2021. COVA and ECARX have not had any historical relationship prior to the Transaction, accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
This information should be read together with COVA’s and ECARX’s audited financial statements and related notes, the sections titled “COVA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.
Description of the Transactions
On May 26, 2022, COVA entered into the Merger Agreement with ECARX, Ecarx Temp Limited (“Merger Sub 1”) and Ecarx&Co Limited (“Merger Sub 2”, collectively referred to as “Merger Subs”). The Merger Subs are wholly owned subsidiaries of ECARX, which are exempted companies limited by shares incorporated under the laws of the Cayman Islands.
Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into COVA (the “First Merger”), with COVA surviving the First Merger, and (ii) COVA will merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger. The Mergers shall become effective at the time when the Mergers are registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by Merger Sub and the surviving company in writing and specified in the Mergers’ filing documents.
Ownership
As of the date of the Merger Agreement, the authorized share capital of ECARX is comprised of 198,035,714 Ordinary Shares and 76,049,918 Redeemable Convertible Preferred Shares, all of which are issued and outstanding.

Prior to the First Effective Time, ECARX’s Ordinary Shares and Preferred Shares were recapitalized by way of a repurchase in exchange for issuance of such number of shares, multiplied by a Recapitalization Factor (as defined below) (the “Recapitalization”).
“Recapitalization Factor” means the quotient obtained by dividing the Price per Share (as defined below) by US$10.00. Price per Share is referred to the quotient of US$3,400,000,000, being the pre-money equity value of ECARX as agreed between ECARX and COVA, prior to the First Effective Time divided by the aggregated number of (a) ECARX’s Ordinary Shares excluding the shares to be issued upon the exercise of the warrants, the Lotus Note and the Investor Notes, as well as the shares to be issued to strategic investors upon the closing of the Transaction, (b) ECARX’s Preferred Shares, and (c) shares issued and outstanding immediately prior to the date of the Merger Agreement for the benefit of the exercise of ECARX’s options. The Recapitalization Factor was 1.19.
The following summarizes the unaudited pro forma ECARX Ordinary Shares outstanding upon the Closing:
The share amounts and ownership percentages set forth above are not indicative of voting percentages and do not take into account public warrants and private warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter.
		Share Ownership in ECARX Holdings Inc.
		Number of Class A Ordinary Shares	%	Number of Class B Ordinary Shares	%
ECARX Shareholders	A	278,011,485	82.40%	48,960,916	14.51%
COVA Ordinary Shareholders (including the Sponsor)	B	5,870,357	1.74%	—	0.00%
Strategic investors	C	3,500,000	1.04%	—	0.00%
Holders of the Lotus Note	D	1,052,632	0.31%	—	0.00%
Total Ordinary Shares Outstanding at Closing (excluding options and warrants)		288,434,474	85.49%	48,960,916	14.51%

(A)
Including ECARX ordinary shares outstanding upon the Closing, after considering the impact of the Recapitalization.

(B)
620,357 COVA’s Ordinary Share issued and outstanding immediately prior to the First Effective Time are automatically cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable ECARX’s Class A Ordinary Share. Pursuant to the Merger Agreement, under the actual redemption when 29,379,643 COVA Public Shares are redeemed at the value of US$10.00, Sponsor is only entitled to 5,250,000 newly issued, fully paid and non-assessable ECARX’s Class A Ordinary Share.

(C)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares issued to strategic investors, which are Geely Investment Holding Ltd. and Luminar Technologies, Inc., at US$10.00 per share for an aggregate investment amount of US$35,000,000.

(D)
Representing Lotus Note that were converted into ECARX Class A Ordinary Shares at a conversion price equal to US$9.50 per share upon the consummation of the Transaction.

Accounting for the Business Combination
ECARX has determined that it is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. The purpose of the merger was to assist ECARX with the refinancing and recapitalization of its business. ECARX is the larger of the two entities and is the operating company within the combining companies. ECARX will have control of the board as it will hold a majority of the seats on the board of directors with COVA only taking two seats in the board members after the Mergers. ECARX’ senior management will be continuing as senior management of the combined company. In addition, a larger portion of the voting rights in the combined entity will be held by existing ECARX’s shareholders.

As ECARX was determined to be the acquirer for accounting purposes, the accounting for the transaction will be similar to that of a capital infusion as the only significant pre-combination asset of COVA is the cash in the Trust Account. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of ECARX issuing shares and warrants for the net monetary assets of COVA.

Unaudited Pro Forma Combined Balance Sheet
(In thousands of RMB, except share and per share data, or otherwise noted)
	As of June 30, 2022	As of September30, 2022	As of September30, 2022	As of September 30, 2022
	ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash	583,146	16	583,162	2,022,378	1	923,652
				(283,349)	2
				(1,967,878)	4
				435,377	8
				133,962	9
Restricted cash	55,000	—	55,000	—		55,000
Accounts receivable – third parties, net	227,964	—	227,964	—		227,964
Accounts receivable – related parties, net	217,563	—	217,563	—		217,563
Notes receivable	113,839	—	113,839	—		113,839
Inventories	183,471	—	183,471	—		183,471
Amounts due from related parties	32,037	—	32,037	—		32,037
Prepayments and other current assets	222,219	1,877	224,096	(7,034)	2	217,062
Total current assets	1,635,239	1,893	1,637,132	333,456		1,970,588

Non-current assets
Long-term investments	1,225,301	—	1,225,301	100,472	9	1,325,773
Property and equipment, net	100,684	—	100,684	—		100,684
Intangible assets, net	29,972	—	29,972	—		29,972
Operating lease right-of-use assets	101,663	—	101,663	—		101,663
Amounts due from the VIE	208,503	—	208,503	—		208,503
Other non-current assets – third parties	19,139	—	19,139	—		19,139
Investments held in Trust Account	—	2,022,378	2,022,378	(2,022,378)	1	—
Total non-current assets	1,685,262	2,022,378	3,707,640	(1,921,906)		1,785,734
Total assets	3,320,501	2,024,271	5,344,772	(1,588,450)		3,756,322

LIABILITIES
Current liabilities
Short-term borrowings	480,000	—	480,000	—		480,000
Accounts payable – third parties	490,178	—	490,178	—		490,178
Accounts payable – related parties	142,305	—	142,305	—		142,305
Notes payable	155,000	—	155,000	—		155,000
Convertible notes payable, net	66,981	—	66,981	(66,981)	7	435,377
				435,377	8
Amounts due to related parties	712,211	6,387	718,598	—		718,598
Contract liabilities, current – third parties	993	—	993	—		993
Contract liabilities, current – related parties	235,276	—	235,276	—		235,276
Current operating lease liabilities	31,900	—	31,900	—		31,900
Accrued expenses and other current liabilities	363,157	23,963	387,120	—		387,120
Total current liabilities	2,678,001	30,350	2,708,351	368,396		3,076,747
Non-current liabilities
Contract liabilities, non-current – third parties	193	—	193	—		193
Contract liabilities, non-current – related parties	373,365	—	373,365	—		373,365
Operating lease liabilities, non-current	68,476	—	68,476	—		68,476

Unaudited Pro Forma Combined Balance Sheet (continued)
(In thousands of RMB, except share and per share data, or otherwise noted)
	As of June 30, 2022	As of September30, 2022	As of September30, 2022	As of September 30, 2022
	ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Other non-current liabilities	20,049	—	20,049	—		20,049
Deferred underwriting fee	—	70,330	70,330	(70,330)	2	—
Warrant liabilities, non-current	—	5,058	5,058	—		5,058
Total non-current liabilities	462,083	75,388	537,471	(70,330)		467,141
Total liabilities	3,140,084	105,738	3,245,822	298,066		3,543,888
Commitments and contingencies
Class A Ordinary Shares Subject to Possible Redemption	—	2,022,378	2,022,378	(2,022,378)	4	—

MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	309,181	—	309,181	(309,181)	3	—
Series A Redeemable Convertible Preferred Shares	1,553,405	—	1,553,405	(1,553,405)	3	—
Series A+ Redeemable Convertible Preferred Shares	1,511,727	—	1,511,727	(1,511,727)	3	—
Series A++ Redeemable Convertible Preferred Shares	518,320	—	518,320	(518,320)	3	—
Series B Redeemable Convertible Preferred Shares	1,219,213	—	1,219,213	(1,219,213)	3	—
Total mezzanine equity	5,111,846	—	5,111,846	(5,111,846)		—

SHAREHOLDERS’ EQUITY
Class A ordinary shares	—	—	—	3	3	3
				—	4
				—	9
Class B ordinary shares	—	5	5	(5)	5	7
				7	10
Ordinary Shares	7	—	7	(7)	10	—
Treasury Shares, at cost	—	—	—			—
Additional paid-in capital	17,195	—	17,195	(206,181)	2	5,407,445
				5,111,843	3
				54,500	4
				(103,845)	5
				232,518	6
				66,981	7
				234,434	9
Accumulated deficit	(4,740,364)	(103,850)	(4,844,214)	(13,872)	2	(4,986,754)
				103,850	5
				(232,518)	6
Accumulated other comprehensive income (loss)	(208,267)	—	(208,267)	—		(208,267)
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.	(4,931,429)	(103,845)	(5,035,274)	5,247,708		212,434
Non-redeemable non-controlling interests	—	—	—	—		—
Total shareholders’ equity	(4,931,429)	(103,845)	(5,035,274)	5,247,708		212,434
Total liabilities, mezzanine equity, commitments and shareholders’ equity	3,320,501	2,024,271	5,344,772	(1,588,450)		3,756,322

Unaudited Pro Forma Combined Statement of Operations
(In thousands of RMB, except share and per share data, or otherwise noted)
	Nine Months Ended June 30, 2022			Nine Months Ended September 30, 2022	Nine Months Ended June 30, 2022 and September 30, 2022	Nine months ended June 30, 2022 and September 30, 2022
	ECARX	Autonomous Entity Adjustment on VIE Restructuring	Pro Forma ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues
Sales of goods revenues	1,588,191	—	1,588,191	—	1,588,191	—		1,588,191
Software license revenues	146,757	(9,828)	136,929	—	136,929	—		136,929
Service revenues	636,528	—	636,528	—	636,528	—		636,528
Total revenues	2,371,476	(9,828)	2,361,648	—	2,361,648	—		2,361,648
Cost of goods sold	(1,355,479)	—	(1,355,479)	—	(1,355,479)	—		(1,355,479)
Cost of software licenses	(40,389)	8,712	(31,677)	—	(31,677)	—		(31,677)
Cost of services	(222,285)	—	(222,285)	—	(222,285)	—		(222,285)
Total cost of revenues	(1,618,153)	8,712	(1,609,441)	—	(1,609,441)	—		(1,609,441)
Gross profit	753,323	(1,116)	752,207	—	752,207	—		752,207

Research and development expenses	(968,368)	15,533	(952,835)	—	(952,835)	2,740	A	(950,095)
Selling and marketing expenses	(64,965)	616	(64,349)	—	(64,349)	(710)	A	(65,059)
General and administrative expenses	(579,502)	6,816	(572,686)	(30,779)	(603,465)	(29,351)	A	(632,816)
Others, net	(1,729)	—	(1,729)	—	(1,729)	—		(1,729)
Total operating expenses	(1,614,564)	22,965	(1,591,599)	(30,779)	(1,622,378)	(27,321)		(1,649,699)
Loss from operation	(861,241)	21,849	(839,392)	(30,779)	(870,171)	(27,321)		(897,492)

Interest income	7,178	4,978	12,156	12,587	24,743	—		24,743
Interest expenses	(20,313)	—	(20,313)	—	(20,313)	(16,327)	C	(36,640)
Share of results of equity method investments	(71,090)	27,644	(43,446)	—	(43,446)	—		(43,446)
Unrealized gains on equity securities	34,615	—	34,615	—	34,615	—		34,615
Gains on deconsolidation of a subsidiary	71,974	—	71,974	—	71,974	—		71,974
Change in fair value of warrant liabilities	—	—	—	73,630	73,630	—		73,630
Government grants	28,356	—	28,356	—	28,356	—		28,356
Foreign currency exchange loss, net	(5,440)	—	(5,440)	—	(5,440)	—		(5,440)
Loss before income taxes	(815,961)	54,471	(761,490)	55,438	(706,052)	(43,648)		(749,700)
Income tax expenses	(550)	—	(550)	—	(550)	—		(550)
Net loss	(816,511)	54,471	(762,040)	55,438	(706,602)	(43,648)		(750,250)
Net loss attributable to non-redeemable non-controlling interests	5,853	—	5,853	—	5,853	—		5,853
Net loss attributable to redeemable non-controlling interests	1,270	—	1,270	—	1,270	—		1,270
Net loss attributable to ECARX Holdings Inc.	(809,388)	54,471	(754,917)	55,438	(699,479)	(43,648)		(743,127)
Accretion of redeemable non-controlling interests	(2,020)	—	(2,020)	—	(2,020)	—		(2,020)
Net loss available to ECARX Holdings Inc.	(811,408)	54,471	(756,937)	55,438	(701,499)	(43,648)		(745,147)
Accretion of Redeemable Convertible Preferred Shares	(276,498)	—	(276,498)	(12,948)	(289,446)	289,446	B	—
Net loss available to ECARX Holdings Inc. ordinary shareholders	(1,087,906)	54,471	(1,033,435)	42,490	(990,945)	245,798		(745,147)

Unaudited Pro Forma Combined Statement of Operations (continued)
(In thousands of RMB, except share and per share data, or otherwise noted)
	Nine Months Ended June 30, 2022			Nine Months Ended September 30, 2022	Nine Months Ended June 30, 2022 and September 30, 2022	Nine months ended June 30, 2022 and September 30, 2022
	ECARX	Autonomous Entity Adjustment on VIE Restructuring	Pro Forma ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Basic and diluted loss per ordinary share	(5.49)
Weighted average number of ordinary shares	198,035,714
Basic and diluted loss per share, Class A ordinary shares				1.48
Weighted average number of ordinary shares, Class A ordinary shares				30,000,000
Basic and diluted loss per share, Class B ordinary shares				1.48
Weighted average number of ordinary shares, Class B ordinary shares				7,500,000
Basic and diluted loss per share, Class A ordinary shares								(2.21)
Weighted average number of ordinary shares, Class A ordinary shares								288,434,474
Basic and diluted loss per share, Class B ordinary shares								(2.21)
Weighted average number of ordinary shares, Class B ordinary shares								48,960,916

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2021
(In thousands of RMB, except share and per share data, or otherwise noted)
	ECARX	Autonomous Entity Adjustment on VIE Restructuring	Pro Forma ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues
Sales of goods revenues	1,983,817	—	1,983,817	—	1,983,817	—		1,983,817
Software license revenues	261,265	(21,923)	239,342	—	239,342	—		239,342
Service revenues	533,981	—	533,981	—	533,981	—		533,981
Total revenues	2,779,063	(21,923)	2,757,140	—	2,757,140	—		2,757,140
Cost of goods sold	(1,749,188)	—	(1,749,188)	—	(1,749,188)	—		(1,749,188)
Cost of software licenses	(32,164)	15,299	(16,865)	—	(16,865)	—		(16,865)
Cost of services	(180,518)	—	(180,518)	—	(180,518)	—		(180,518)
Total cost of revenues	(1,961,870)	15,299	(1,946,571)	—	(1,946,571)	—		(1,946,571)
Gross profit	817,193	(6,624)	810,569	—	810,569	—		810,569

Research and development expenses	(1,209,385)	33,478	(1,175,907)	—	(1,175,907)	(59,029)	A	(1,234,936)
Selling and marketing expenses	(82,827)	1,174	(81,653)	—	(81,653)	(5,512)	A	(87,165)
General and administrative expenses	(506,873)	13,305	(493,568)	(11,669)	(505,237)	(158,659)	A	(663,896)
Others, net	207	—	207	—	207	—		207
Total operating expenses	(1,798,878)	47,957	(1,750,921)	(11,669)	(1,762,590)	(223,200)		(1,985,790)
Loss from operation	(981,685)	41,333	(940,352)	(11,669)	(952,021)	(223,200)		(1,175,221)

Interest income	11,783	5,844	17,627	344	17,971	—		17,971
Interest expenses	(131,666)	—	(131,666)	—	(131,666)	(20,711)	C	(152,377)
Share of results of equity method investments	(2,519)	(8,753)	(11,272)	—	(11,272)	—		(11,272)
Gains on deconsolidation of a subsidiary	10,579	—	10,579	—	10,579	—		10,579
Change in fair value of warrant liabilities	(111,299)	—	(111,299)	91,601	(19,698)	—		(19,698)
Government grants	4,507	—	4,507	—	4,507	—		4,507
Foreign currency exchange loss, net	18,315	—	18,315	—	18,315	—		18,315
Offering costs allocated to warrants	—	—	—	(6,306)	(6,306)	—		(6,306)
Loss before income taxes	(1,181,985)	38,424	(1,143,561)	73,970	(1,069,591)	(243,911)		(1,313,502)
Income tax expenses	(3,447)	—	(3,447)	—	(3,447)	—		(3,447)
Net loss	(1,185,432)	38,424	(1,147,008)	73,970	(1,073,038)	(243,911)		(1,316,949)
Net loss attributable to non-redeemable non-controlling interests	5,011	—	5,011	—	5,011	—		5,011
Net loss attributable to redeemable non-controlling interests	806	—	806	—	806	—		806
Net loss attributable to ECARX Holdings Inc.	(1,179,615)	38,424	(1,141,191)	73,970	(1,067,221)	(243,911)		(1,311,132)
Accretion of redeemable non-controlling interests	(1,306)	—	(1,306)	—	(1,306)	—		(1,306)
Net loss available to ECARX Holdings Inc.	(1,180,921)	38,424	(1,142,497)	73,970	(1,068,527)	(243,911)		(1,312,438)
Accretion of Redeemable Convertible Preferred Shares	(243,564)	—	(243,564)	(213,295)	(456,859)	456,859	B	—
Net loss available to ECARX Holdings Inc. ordinary shareholders	(1,424,485)	38,424	(1,386,061)	(139,325)	(1,525,386)	212,948		(1,312,438)

Unaudited Pro Forma Combined Statement of Operations (continued)
For the Year Ended December 31, 2021
(In thousands of RMB, except share and per share data, or otherwise noted)
	ECARX	Autonomous Entity Adjustment on VIE Restructuring	Pro Forma ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Basic and diluted loss per ordinary share	(7.18)
Weighted average number of ordinary shares	198,407,045
Basic and diluted loss per share, Class A ordinary shares				2.16
Weighted average number of ordinary shares, Class A ordinary shares				26,794,521
Basic and diluted loss per share, Class B ordinary shares				2.16
Weighted average number of ordinary shares, Class B ordinary shares				7,395,822
Basic and diluted loss per share, Class A ordinary shares								(3.89)
Weighted average number of ordinary shares, Class A ordinary shares								288,434,474
Basic and diluted loss per share, Class B ordinary shares								(3.89)
Weighted average number of ordinary shares, Class B ordinary shares								48,960,916

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION
(In thousands, except share and per share data, or otherwise noted)
1.   Basis of Presentation
The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, COVA will be treated as the “accounting acquiree” and ECARX as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of ECARX issuing shares and warrants for the net assets of COVA, followed by a recapitalization. The net assets of COVA will be stated at historical cost, with no goodwill or other intangible assets recorded.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the unaudited historical balance sheet of COVA as of September 30, 2022, with the unaudited historical consolidated balance sheet of ECARX as of June 30, 2022, assuming that the Transaction occurred on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 combines the unaudited historical statement of operations of COVA for the nine months ended September 30, 2022, with the unaudited historical consolidated statement of operations of ECARX for the nine months ended June 30, 2022, which is not included in the prospectus, and gives pro forma effect to the Transaction and related transactions as if they had occurred on January 1, 2021.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines the audited historical consolidated statement of operations of ECARX for the year ended December 31, 2021, with the audited historical statement of operations of COVA for the year ended December 31, 2021, included elsewhere in this prospectus, gives pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis that ECARX is the acquirer for accounting purposes.
The accounting adjustments for the Transactions consist of those necessary to account for the transaction. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.
ECARX and COVA did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that ECARX believes are reasonable under the circumstances. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. ECARX believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical financial statements and notes thereto of COVA and ECARX.

2.   Accounting Policies
Upon consummation of the Transactions, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
3.   Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.
The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). COVA has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma combined financial information.
The unaudited pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of ECARX Ordinary Shares outstanding, assuming the Transactions occurred on January 1, 2021. The transaction assumes 323,382,409 ECARX’s shares are outstanding. Assuming the no redemption scenario, ECARX shall newly issue 37,500,000 Class A Ordinary Shares to Sponsor and COVA’s Public Shareholders. Assuming the maximum redemption scenario, ECARX will only be obligated to newly issue 5,250,000 Class A Ordinary Shares to Sponsor.
Autonomous entity adjustment on VIE Restructuring
As stated in the introduction of “Unaudited Pro Forma Condensed Consolidated Financial Information”, after the VIE Restructuring, Hubei ECARX was no longer consolidated as part of on-going operations of ECARX. Therefore, an autonomous entity adjustment is included. Assumptions of the adjustment are as follows:
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, the nine months ended June 30, 2022 of ECARX and the nine months ended September 30, 2022 of COVA assume the Business Combination were completed on January 1, 2021.
•
For the year ended December 31, 2021, in association with the Restructuring, revenues in the amount of US$3,440 (equivalent to RMB21,923) and cost of revenues in the amount of US$2,401 (equivalent to RMB15,299) associated with the AI voice products contract entered into between Hubei ECARX and Daimler Company, a customer, on March 5, 2020 (“Daimler contract”), depreciation and amortization of property and equipment and intangible assets in the amount of US$1,426 (equivalent to RMB9,088) and employee expenses in the amount of US$6,099 (equivalent to RMB38,869) relating to the mapping and surveying business, were reversed; in addition, the equity pick-up amount of US$1,374 (equivalent to RMB8,753) of the three equity method investments that were spun off in the Restructuring was also reversed. ECARX also recognized interest income of US$917 (equivalent to RMB5,844) on amounts due from the VIE.

•
For the nine months ended June 30, 2022, in association with the Restructuring, revenues in the amount of US$1,467 (equivalent to RMB9,828), cost of revenues in the amount of US$1,301 (equivalent to RMB8,712) associated with the Daimler contract, depreciation and amortization of property and equipment and intangible assets in the amount of US$785 (equivalent to RMB5,258) and employee expenses in the amount of US$2,644 (equivalent to RMB17,707) relating to the mapping and surveying business, were reversed; in addition, the equity pick-up amount of US$4,127 (equivalent to RMB27,644) of the three equity method investments that were spun off in the Restructuring was also reversed. ECARX also recognized interest income of US$743 (equivalent to RMB4,978) on amounts due from the VIE.
There are no adjustments on the Restructuring in the unaudited pro forma condensed combined balance sheet, because the Restructuring has been consummated prior to June 30, 2022.
Adjustments to Unaudited Pro Forma Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet are as follows:
1.
Reflects the reclassification of US$301,933 (equivalent to RMB2,022,378) held in COVA’s Trust Account to cash.

Under actual redemptions by COVA’s Public Shareholders, 29,379,643 shares are redeemed thereby reducing proceeds that become available at the closing of the Transaction by US$293,796 (equivalent to RMB1,967,878).
2.
Reflects an adjustment of US$43,353 (equivalent to RMB290,383) in association with offering costs, which includes the prepaid offering costs of US$1,050 (equivalent to RMB7,034) and the deferred underwriting costs of US$42,303 (equivalent to RMB283,349) to reduce cash for transaction costs expected to be incurred by COVA and ECARX in relation to the Business Combination, including advisory, banking, etc. Those offering costs in excess of the proceeds received are expensed and recorded in earnings or losses.

3.
Reflects the adjustment for the conversion of ECARX’s redeemable convertible preferred shares into the Class A Ordinary Shares and additional paid-in capital of the combined company, upon of the consummation of the Business Combination.

4.
Reflects the reclassification of COVA’s Ordinary Shares subject to redemption into ECARX Class A Ordinary Shares, at par value US$0.000005 per share. Under actual redemption, 29,379,643 COVA’s Ordinary Shares are redeemed for aggregate redemption payments of US$293,796 (equivalent to RMB1,967,878).

5.
Reflects the reclassification of COVA’s permanent equity and historical accumulated deficit to additional paid-in capital of the combined company as part of the Business Combination.

6.
Represent US$34,714 (equivalent to RMB232,518) of share-based compensation expenses associated with ECARX’s restricted share units and share options that will vest upon the closing of the Transaction.

7.
Reflects the conversion of Lotus Note at the principal amount of US$10,000 (equivalent to RMB66,981) with increase to (i) Class A Ordinary Shares at the par value of US$0.000005 per share, and (ii) additional paid-in capital, assuming the conversion was completed upon the closing of the Transaction. As stipulated in the Lotus Note Purchase Agreement, in the event when ECARX consummates a public offering of Class A ordinary shares that is more than six (6) months following the issuance, the outstanding principal amount of Lotus Note shall be automatically converted to Class A Ordinary Shares at the conversion price of US$9.50. The conversion shares issued upon conversion of Lotus Note will be deemed as “restricted securities”, which cannot be freely traded absent an effective registration statement or a statutory exemption from registration.

8.
Reflects Investor Notes under scenario that the investors will not convert Investor Notes to the Class A Ordinary Shares of ECARX immediately upon the consummation of the Transaction. The aggregate principal amount of Investor Notes is US$65,000 (equivalent to RMB435,377), bearing a 5% interest rate per annum. Pursuant to the agreement, the conversion shares issued upon conversion of Investor Notes will be deemed as “restricted securities”, which cannot be freely traded absent an effective registration statement or a statutory exemption from registration. Pursuant to the convertible note purchase agreement, each holder of an Investor Note has the right to elect to have ECARX repay such Investor Note in full (including any accrued but unpaid interest thereon) if no listing is consummated within twelve (12) months following the issue date of such Investor Note.
9.
Reflects the investments from strategic investors, which are Geely Investment Holding Ltd. and Luminar Technologies, Inc., and the impact on Class A Ordinary Shares and additional paid-in capital. The investment of US$20,000 from Geely Investment Holdings Ltd. were made in cash while the investment of US$15,000 from Luminar Technologies, Inc. were made with 2,030,374 shares which equal to the quotient of US$15,000 divided by US$7.3878 per share, representing volume-weighted average price of Luminar’s shares listed on the Nasdaq Global Select Market for twenty (20) consecutive trading days immediately preceding the Closing Date, provided that the shares are at par value of US$0.0001 per share and no fractional shares will be issued, ECARX will record the cash of US$20,000 (equivalent to RMB133,962) and an investment of US$15,000 (equivalent to RMB100,472), instead.

The investors make the investments upon the completion of ECARX’s merger with COVA, when ECARX issues 2,000,000 and 1,500,000 Class A Ordinary Shares, par value US$0.000005 per share, at the issue price of US$10.00 per share to Geely Investment Holding Ltd. and Luminar Technologies, Inc., respectively. The investment amount in excess of the par value of Class A Ordinary Shares is recorded as additional paid-in capital.
10.
Reflects the reclassification of the ECARX’s Ordinary Shares, which are held by the controlling shareholders of ECARX, into ECARX Class B ordinary shares, at par value US$0.000005, upon the consummation of Business Combination.

COVA’s warrants were exchanged into ECARX’s warrants that contained terms that were identical to the former COVA’s warrants. These warrants contain elements that preclude the instruments from equity classification. Accordingly, the fair value of the warrants is based on terms and assumptions similar to the previously issued COVA’s warrants as there are no material differences.
COVA established the initial fair value of the Public Warrants on the date of the COVA’s initial public offering, using a Monte Carlo simulation model, and as of December 31, 2021 and September 30, 2022 by using the associated trading price of the Public Warrants. COVA established the fair value of the Private Placement Warrants on the date of the COVA’s initial public offering and on December 31, 2021 and September 30, 2022 by using a modified Monte Carlo simulation model. The Public and Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Public Warrants were subsequently classified as Level 1 as the subsequent valuation was based upon the trading price of the Public Warrants.
The key inputs into the Monte Carlo simulation model for the warrants were as follows:
	December 31, 2021	September 30, 2022
Risk-free interest rate	1.09%		4.12%
Expected term to merger	0.60		0.25
Expected volatility	12.40%		0.54%
Notional Exercise price	US$ 1.00	US$	1.00
The warrants entitled its holder to purchase one share of the Class A Ordinary Shares of the combine company at a price of US$11.50 per share.
Adjustments to Unaudited Pro Forma Combined Statement of Operations
The pro forma adjustments included in the unaudited pro forma combined statements of operations for the nine months ended June 30, 2022 of ECARX and the nine months ended September 30, 2022 of COVA, and the year ended December 31, 2021 are as follows:
A.
For the year ended December 31, 2021, represents US$35,025 (equivalent to RMB223,200) share-based compensation expenses associated with ECARX’s restricted share units and share options that vest assuming the Transaction closed on January 1, 2021. An additional of share-based compensation expenses in the amount of US$4,079 (equivalent to RMB27,321) was recorded during the nine months ended June 30, 2022, which was due to the forfeiture that occurred in the period.
B.
Reflects the reversal of accretion of redeemable convertible preferred shares to redemption value as all the preferred shares of ECARX has been converted to the Class A Ordinary Shares of the combine company upon the completion of the Business Combination, and the reversal of accretion of COVA’s Ordinary Shares subject to redemption from carrying value to redemption value.

C.
Reflects Investor Notes under scenario that the investors will not convert Investor Notes to the Class A Ordinary Shares of ECARX immediately upon the consummation of the Transaction. The aggregate principal amount of Investor Notes is US$65,000 (equivalent to RMB435,377), bearing a 5% interest rate per annum. Pursuant to the agreement, the conversion shares issued upon conversion of Investor Notes will be deemed as “restricted securities”, which cannot be freely traded absent an effective registration statement or a statutory exemption from registration.

4.   Loss Per Share
Net loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2021. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.
The unaudited pro forma condensed combined financial information has been prepared using the actual redemption of COVA Public Shares for the year ended December 31, 2021 and the nine months ended June 30, 2022 and September 30, 2022:
	For the Year Ended December 31, 2021		For the Nine Months Ended June 30, 2022 and September 30, 2022
	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Net loss allocated to each class	(1,121,984)	(190,454)	(637,015)	(108,132)
Weighted average shares outstanding – basic and diluted	288,434,474	48,960,916	288,434,474	48,960,916
Net loss per share – basic and diluted	(3.89)	(3.89)	(2.21)	(2.21)
	Shares	%
Pro Forma Shares Outstanding	331,525,033	98.26%
ECARX Ownership(1)(2)(3)	620,357	0.18%
COVA Public Ownership	5,250,000	1.56%
COVA Sponsor Ownership	337,395,390	100.00%

(1)
The pro forma diluted shares exclude ECARX’s underlying share options, shares underlying the Investor Notes, shares underlying Public Warrants, shares underlying Private Warrant, because the impact would be antidilutive if they are included.

(2)
The pro forma shares outstanding include ECARX’s vested and unvested restricted share units.

(3)
The pro forma shares outstanding include shares issued pursuant to the exercise of Lotus Note and strategic investments upon the consummation of the Transaction.

For the purposes of applying the if-converted method for calculating diluted loss per share, it was assumed that as of the consummation of the Transactions, each COVA Warrant that was outstanding shall be converted into the right to receive a warrant relating to ECARX’s Ordinary Shares. However, since the impact of these in the loss per share calculation results in anti-dilutive, the effect of such exchange was not included in calculation of diluted loss per share.

CAPITALIZATION AND INDEBTEDNESS
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2022 on
•
a historical basis; and

•
on a pro forma basis, as adjusted for the Business Combination and related transactions as if they had been consummated as of that date. See “Unaudited Pro Forma Condensed Combined Financial Information” for information regarding the basis for the pro forma calculation, including the assumption and adjustments in respect thereof.

As we will not receive any proceeds from the sale of Registered Securities sold by the Selling Securityholders, no further change is disclosed on a pro forma basis to reflect sales of shares pursuant to this prospectus.
The information in this table should be read in conjunction with the financial statements and notes thereto and other financial information included in this prospectus, any prospectus supplement or incorporated by reference in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.
	As of June 30, 2022
	Actual		Pro forma
	RMB in thousands	US$ in thousands	RMB in thousands	US$ in thousands
Cash and cash equivalents	583,146	87,061	923,652	137,898
Total shareholders’ (deficit) equity	(4,931,429)	(736,243)	212,434	31,716
Short-term borrowings from banks	(480,000)	(71,662)	(480,000)	(71,662)
Convertible notes payable, net	(66,981)	(10,000)	(435,377)	(65,000)
Short-term borrowings from related parties	(700,000)	(104,507)	(700,000)	(104,507)
Borrowings and other financial liabilities	(1,246,981)	(186,169)	(1,615,377)	(241,169)
Total capitalization	(6,178,410)	(922,412)	(1,402,943)	(209,453)

SELECTED HISTORICAL FINANCIAL DATA OF ECARX
The following tables present our selected consolidated financial data. We prepare our consolidated financial statements in accordance with U.S. GAAP. Except for numbers in U.S. dollars, the selected consolidated statements of comprehensive loss data for the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2021 and 2022, the selected consolidated balance sheet data as of December 31, 2020 and 2021 and June 30, 2022, and the selected consolidated statement of cash flows data for the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2021 and 2022 have been derived from our audited consolidated financial statements for the years ended December 31, 2020 and 2021 and unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2022, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Selected Consolidated Statements of Comprehensive Loss Data
	Year ended December 31,			Six months ended June 30
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share and per share data)
Revenues
Sales of goods revenues (including related parties amounts of RMB1,275,777 and RMB1,466,340 for the years ended December 31, 2020 and 2021, and RMB597,777 and RMB613,655 for the six months ended June 30, 2021 and 2022, respectively)	1,678,234	1,983,817	296,176	802,679	858,080	128,108
Software license revenues (including related parties amounts of RMB18,168 and RMB24,788 for the years ended December 31, 2020 and 2021, and RMB10,791 and RMB15,481 for the six months ended June 30, 2021 and 2022, respectively)	71,297	261,265	39,006	162,303	78,995	11,794
Service revenues (including related parties amounts of RMB444,709 and RMB532,625 for the years ended December 31, 2020 and 2021, and RMB114,054 and RMB375,298 for the six months ended June 30, 2021 and 2022, respectively)	491,532	533,981	79,721	119,880	375,495	56,060
Total revenues	2,241,063	2,779,063	414,903	1,084,862	1,312,570	195,962
Cost of goods sold (including related parties amounts of RMB6,073 and RMB220,062 for the years ended December 31, 2020 and 2021, and RMB1,329 and RMB164,888 for the six months ended June 30, 2021 and 2022, respectively)	(1,524,744)	(1,749,188)	(261,146)	(689,052)	(687,208)	(102,597)
Cost of software licenses	(27,926)	(32,164)	(4,802)	(16,167)	(29,577)	(4,416)
Cost of services (including related parties amounts of nil and RMB22,097 for the six months ended June 30, 2021 and 2022, respectively)	(137,005)	(180,518)	(26,951)	(82,984)	(169,138)	(25,252)
Total cost of revenues	(1,689,675)	(1,961,870)	(292,899)	(788,203)	(885,923)	(132,265)
Gross profit	551,388	817,193	122,004	296,659	426,647	63,697
Research and development expenses (including related parties amounts of RMB2,118 and RMB21,069 for the years ended December 31, 2020 and 2021, and RMB926 and RMB29,642 for the six months ended June 30, 2021 and 2022, respectively)	(706,018)	(1,209,385)	(180,556)	(485,894)	(596,055)	(88,989)
Selling and marketing expenses (including related parties amounts of RMB192 and nil for the years ended December 31, 2020 and 2021, and nil and RMB64 for the six months ended June 30, 2021 and 2022, respectively)	(60,643)	(82,827)	(12,366)	(30,806)	(34,738)	(5,186)

	Year ended December 31,			Six months ended June 30
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share and per share data)
General and administrative expenses (including related parties amounts of RMB2,447 and RMB2,343 for the years ended December 31, 2020 and 2021, and RMB213 and RMB1,004 for the six months ended June 30, 2021 and 2022, respectively)	(215,008)	(506,873)	(75,674)	(186,335)	(408,007)	(60,914)
Others, net	(200)	207	31	(455)	(1,534)	(229)
Total operating expenses	(981,869)	(1,798,878)	(268,565)	(703,490)	(1,040,334)	(155,318)
Loss from operation	(430,481)	(981,685)	(146,561)	(406,831)	(613,687)	(91,621)
Interest income (including related parties amounts of nil and RMB2,759 for the six months ended June 30, 2021 and 2022, respectively)	28,480	11,783	1,759	7,111	4,584	684
Interest expenses (including related parties amounts of RMB872 and RMB212 for the years ended December 31, 2020 and 2021, and RMB131 and RMB4,517 for the six months ended June 30, 2021 and 2022, respectively)	(59,128)	(131,666)	(19,657)	(111,054)	(19,153)	(2,859)
Share of results of equity method investments	148	(2,519)	(376)	487	(65,995)	(9,853)
Unrealized gains on equity securities	—	—	—	—	34,615	5,168
Gains on deconsolidation of a subsidiary	—	10,579	1,579	—	71,974	10,745
Change in fair value of warrant liabilities	(39,635)	(111,299)	(16,617)	(111,299)	—	—
Government grants	5,998	4,507	673	3,031	28,154	4,203
Foreign currency exchange gain (loss), net	54,842	18,315	2,734	13,637	(10,656)	(1,591)
Loss before income taxes	(439,776)	(1,181,985)	(176,466)	(604,918)	(570,164)	(85,124)
Income tax expenses	(228)	(3,447)	(514)	(1,418)	(432)	(64)
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Net (income) loss attributable to non-redeemable non-controlling interests	345	5,011	748	(1,584)	1,444	216
Net loss attributable to redeemable non-controlling interests	—	806	120	—	464	69
Net loss attributable to ECARX Holdings Inc.	(439,659)	(1,179,615)	(176,112)	(607,920)	(568,688)	(84,903)
Accretion of redeemable non-controlling interests	—	(1,306)	(195)	—	(714)	(107)
Net loss available to ECARX Holdings Inc.	(439,659)	(1,180,921)	(176,307)	(607,920)	(569,402)	(85,010)
Accretion of Redeemable Convertible Preferred Shares	(101,286)	(243,564)	(36,363)	(67,078)	(177,842)	(26,551)
Net loss available to ECARX Holdings Inc. ordinary shareholders	(540,945)	(1,424,485)	(212,670)	(674,998)	(747,244)	(111,561)
Loss per ordinary share
– Basic and diluted	(2.70)	(7.18)	(1.07)	(3.40)	(3.77)	(0.56)
Weighted average number of ordinary shares used in computing loss per ordinary share	200,000,000	198,407,045	198,407,045	198,777,778	198,035,714	198,035,714

	Year ended December 31,			Six months ended June 30
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share and per share data)
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Other comprehensive income:
Foreign currency translation adjustments, net of nil income taxes	1,497	4,551	679	(13,646)	(214,315)	(31,996)
Comprehensive loss	(438,507)	(1,180,881)	(176,301)	(619,982)	(784,911)	(117,184)
Comprehensive (income) loss attributable to non-redeemable non-controlling interests	345	5,011	748	(1,584)	1,444	216
Comprehensive loss attributable to redeemable non-controlling interests	—	806	120	—	464	69
Comprehensive loss attributable to ECARX Holdings Inc.	(438,162)	(1,175,064)	(175,433)	(621,566)	(783,003)	(116,899)
Selected Consolidated Balance Sheet Data
	As of December 31,			As of June 30,
	2020	2021		2022
	(in thousands)
	RMB	RMB	US$	RMB	US$
Total current assets	2,427,699	2,456,638	366,766	1,635,239	244,135
Total non-current assets	150,387	1,510,064	225,447	1,685,262	251,603
Total assets	2,578,086	3,966,702	592,213	3,320,501	495,738
Total current liabilities	3,267,598	3,022,657	451,271	2,678,001	399,815
Total non-current liabilities	1,142,056	489,358	73,059	462,083	68,987
Total liabilities	4,409,654	3,512,015	524,330	3,140,084	468,802
Total mezzanine equity	232,475	4,563,407	681,299	5,111,846	763,179
Total shareholders’ deficit	(2,064,043)	(4,108,720)	(613,416)	(4,931,429)	(736,243)
Selected Consolidated Statement of Cash Flows Data
	Year ended December 31,			Six months ended June 30,
	2020	2021		2021	2022
	(in thousands except per share data)
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(368,046)	(872,325)	(130,235)	(294,029)	(286,977)	(42,845)
Net cash used in investing activities	(91,112)	(1,391,361)	(207,725)	(223,018)	(175,563)	(26,211)
Net cash provided by financing activities	1,138,126	2,192,792	327,375	1,477,362	195,356	29,166
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,023)	(32,019)	(4,780)	(22,553)	4,367	652
Net increase (decrease) in cash and restricted cash	668,945	(102,913)	(15,365)	937,762	(262,817)	(39,238)
Cash and restricted cash at the beginning of the period	334,931	1,003,876	149,875	1,003,876	900,963	134,510
Cash and restricted cash at the end of the period	1,003.876	900,963	134,510	1,941,638	638,146	95,272

In December 2019, ECARX (Wuhan) Technology Co., Ltd. (“ECARX WH” or “WFOE”) was established in the PRC as a wholly owned subsidiary of ECARX Holdings. ECARX Holdings, through the WFOE, is the primary beneficiary of the VIEs. Since early 2022, ECARX Holdings has implemented the Restructuring. In association with the Restructuring, in April 2022 ECARX Holdings, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect.
The following tables present our condensed consolidating schedule depicting the consolidated statements of comprehensive loss for the fiscal years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022.
	Six Months Ended June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Revenues	—	—	936,520	678,520	(302,470)(1)	1,312,570
Cost of revenue	—	—	(680,699)	(507,694)	302,470(1)	(885,923)
Gross profit	—	—	255,821	170,826	—	426,647
Operating expenses	(199,335)	(217)	(253,107)	(626,718)	39,043(5)	(1,040,334)
Loss from operation	(199,335)	(217)	2,714	(455,892)	39,043	(613,687)
Interest income	3,346	2,548	1,448	510	(3,268)(3)	4,584
Interest expenses	(463)	—	(17,370)	(4,588)	3,268(3)	(19,153)
Share of loss of subsidiaries and consolidated VIEs	(360,944)	—	—	—	360,944(4)	—
Share of results of equity method investments	—	—	(86,588)	20,593	—	(65,995)
Gains on deconsolidation of a subsidiary	—	—	71,974	—	—	71,974
(Gain) / loss on the Restructuring	—	(1,337,832)	1,639,979	(302,147)	—	—
Gains on intellectual property transfers	—	—	1,171,300	—	(1,171,300)(5)	—
Other income (expenses)	(12,006)	—	9,844	54,275	—	52,113
Loss before income taxes	(569,402)	(1,335,501)	2,793,301	(687,249)	(771,313)	(570,164)
Income tax expenses	—	—	—	(432)	—	(432)
Net loss	(569,402)	(1,335,501)	2,793,301	(687,681)	(771,313)	(570,596)
Foreign currency translation adjustments, net of nil income taxes	(214,315)	—	—	(69,183)	69,183(4)	(214,315)
Comprehensive loss	(783,717)	(1,335,501)	2,793,301	(756,864)	(702,130)	(784,911)
	Year Ended December 31, 2021
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Revenues	—	—	2,755,780	120,224	(96,941)(1)(2)	2,779,063
Cost of revenue	—	(400)	(1,938,222)	(56,711)	33,463(1)	(1,961,870)
Gross profit	—	(400)	817,558	63,513	(63,478)	817,193
Operating expenses	(17,660)	(1)	(1,726,430)	(118,265)	63,478(2)	(1,798,878)
Loss from operation	(17,660)	(401)	(908,872)	(54,752)	—	(981,685)

	Year Ended December 31, 2021
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Interest income	885	20	11,696	67	(885)(3)	11,783
Interest expenses	(514)	—	(131,152)	(885)	885(3)	(131,666)
Share of loss of subsidiaries and consolidated VIEs	(1,176,110)	—	—	—	1,176,110(4)	—
Share of results of equity method investments	—	—	14,433	(16,952)	—	(2,519)
Gains on deconsolidation of a subsidiary	—	—	10,579	—	—	10,579
Other income (expenses)	12,478	—	(100,220)	(735)	—	(88,477)
Loss before income taxes	(1,180,921)	(381)	(1,103,536)	(73,257)	1,176,110	(1,181,985)
Income tax expenses	—	—	(3,329)	(118)	—	(3,447)
Net loss	(1,180,921)	(381)	(1,106,865)	(73,375)	1,176,110	(1,185,432)
Foreign currency translation adjustments, net of nil income taxes	4,551	—	—	(20,310)	20,310(4)	4,551
Comprehensive loss	(1,176,370)	(381)	(1,106,865)	(93,685)	1,196,420	(1,180,881)
	Year Ended December 31, 2020
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Revenues	—	—	2,241,536	40,365	(40,838)(1)	2,241,063
Cost of revenue	—	—	(1,690,518)	(39,995)	40,838(1)	(1,689,675)
Gross profit	—	—	551,018	370	—	551,388
Operating expenses	—	—	(9,818,866)	(3)	—	(981,869)
Loss from operation	—	—	(430,848)	367	—	(430,481)
Interest income	431	—	28,047	2	—	28,480
Interest expenses	—	—	(59,128)	—	—	(59,128)
Share of loss of subsidiaries and consolidated VIEs	(495,303)	—	—	—	495,303(4)	—
Share of results of equity method investments	—	—	148	—	—	148
Other income (expenses)	55,213	—	(33,732)	(276)	—	21,205
Loss before income taxes	(439,659)	—	(495,513)	93	495,303	(439,776)
Income tax expenses	—	—	(228)	—	—	(228)
Net loss	(439,659)	—	(495,741)	93	495,303	(440,004)
Foreign currency translation adjustments, net of nil income taxes	1,497	—	—	(11)	11(4)	1,497
Comprehensive loss	(438,162)	—	(495,741)	82	495,314	(438,507)

(1)
To eliminate the inter-company sales of goods transactions between subsidiaries of ECARX Holdings and consolidated VIEs.

(2)
To eliminate the inter-company sales of services transactions between subsidiaries of ECARX Holdings and consolidated VIEs.

(3)
To eliminate the interest income and interest expenses recognized in ECARX Holdings and subsidiaries of ECARX Holdings respectively for the loans that ECARX Holdings has provided to its subsidiaries.

(4)
To reflect the elimination on share of comprehensive loss that ECARX Holdings picked up from its subsidiaries and consolidated VIEs.

(5)
To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.

The following tables present our condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2020 and 2021 and as of June 30, 2022. As a result of the Restructuring, ECARX Holdings did not consolidate Hubei ECARX as of June 30, 2022.
	As of June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
ASSETS
Current assets
Cash	7,739	15	—	575,392	—	583,146
Restricted cash	—	—	—	55,000	—	55,000
Accounts receivable – related parties, net	—	—	—	217,563	—	217,563
Amounts due from related parties	3,689,313	520	—	51,863	(3,709,659)(1)	32,037
Other current assets	6,042	515	—	740,936	—	747,493
Total current assets	3,703,094	1,050	—	1,640,754	(3,709,659)	1,635,239
Non-current assets
Investment in WFOE	—	—	—	1,674,524	(1,674,524)(4)	—
Long-term investments	—	—	—	1,225,301	—	1,225,301
Intangible assets, net	—	—	—	1,162,229	(1,132,257)(5)	29,972
Other non-current assets	—	208,503	—	221,486	—	429,989
Total non-current assets	—	208,503	—	4,283,540	(2,806,781)	1,685,262
Total assets	3,703,094	209,553	—	5,924,294	(6,516,440)	3,320,501
LIABILITIES
Current Liabilities
Share of losses in excess of investments in subsidiaries and VIEs	3,436,581	—	—	—	(3,436,581)(3)	—
Accounts payable – related parties	—	—	—	142,305	—	142,305
Amounts due to related parties	18,853	1,446	—	4,401,571	(3,709,659)(1)	712,211
Other current liabilities	67,243	217	—	1,756,025	—	1,823,435
Total current liabilities	3,522,677	1,663	—	6,299,901	(7,146,240)	2,678,001
Non-current liabilities
Total non-current liabilities	—	—	—	462,083	—	462,083
Total liabilities	3,522,677	1,663	—	6,761,984	(7,146,240)	3,140,084

	As of June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
MEZZANINE EQUITY	5,111,846	—	—	—	—	5,111,846
SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	1,600,105	—	—	(1,600,105)(3)(4)	7
Additional paid-in capital	17,195	—	—	190,899	(190,899)(3)	17,195
Accumulated deficit	(4,740,364)	(1,392,215)	—	(941,610)	2,333,825(3)	(4,740,364)
Accumulated other comprehensive income (loss)	(208,267)	—	—	(86,979)	86,979(3)(4)	(208,267)
Non-redeemable non-controlling interests	—	—	—	—	—	—
Total shareholders’ deficit	(4,931,429)	207,890	—	(837,690)	629,800	(4,931,429)
Total liabilities, mezzanine equity and shareholders’ deficit	3,703,094	209,553	—	5,924,494	(6,516,440)	3,320,501

	Years Ended December 31, 2021
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
ASSETS
Current assets
Cash	158,755	6	642,293	76,905	—	877,959
Restricted cash	—	—	23,004	—	—	23,004
Accounts receivable – related parties, net	—	—	813,364	72,044	(116,661)(1)	768,747
Amounts due from related parties	3,217,624	1,590,639	42,604	568,906	(5,378,495)(1)(2)	41,278
Other current assets	5,751	—	728,164	11,735	—	745,650
Total current assets	3,382,130	1,590,645	2,249,429	729,590	(5,495,156)	2,456,638
Non-current assets
Investment in WFOE	—	—	—	1,593,925	(1,593,925)(4)	—
Long-term investments	—	—	441,586	912,463	—	1,354,049
Other non-current assets	—	—	147,246	8,769	—	156,015
Total non-current assets	—	—	588,832	2,515,157	(1,593,925)	1,510,064
Total assets	3,382,130	1,590,645	2,838,261	3,244,747	(7,089,081)	3,966,702
LIABILITIES
Current liabilities
Share of losses in excess of investments in subsidiaries and VIEs	2,866,711	—	—	—	(2,866,711)(3)	—
Accounts payable – related parties	—	—	159,528	68,664	(116,661)(1)	111,531
Amounts due to related parties	85,390	521	2,452,787	3,216,703	(5,378,495)(1)(2)	376,906
Other current liabilities	108	400	2,490,729	42,983	—	2,534,220
Total current liabilities	2,952,209	921	5,103,044	3,328,350	(8,361,867)	3,022,657

	Years Ended December 31, 2021
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Non-current liabilities
Total non-current liabilities	—	—	489,358	—	—	489,358
Total liabilities	2,952,209	921	5,592,402	3,328,350	(8,361,867)	3,512,015
MEZZANINE EQUITY	4,532,907	—	30,500	—	—	4,563,407
SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	1,600,105	10,000	—	(1,610,105)(3)(4)	7
Additional paid-in capital	—	—	611,643	—	(611,643)(3)	—
Accumulated deficit	(4,109,041)	(10,381)	(3,400,550)	(63,282)	3,474,213(3)	(4,109,041)
Accumulated other comprehensive income / (loss)	6,048	—	—	(20,321)	20,321(3)(4)	6,048
Non-redeemable non-controlling interests	—	—	(5,734)	—	—	(5,734)
Total shareholders’ deficit	(4,102,956)	1,589,724	(2,784,641)	(83,603)	1,272,786	(4,108,720)
Total liabilities, mezzanine equity and shareholders’ deficit	3,382,130	1,590,645	2,838,261	3,244,747	(7,089,081)	3,966,702

	Year Ended December 31, 2020
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
ASSETS
Current assets
Cash	98,271	—	597,772	33,893	—	729,936
Restricted cash	—	—	273,940	—	—	273,940
Accounts receivable – related parties, net	—	—	691,871	19,813	(37,900)(1)	673,784
Amounts due from related parties	97,873	—	78,616	86,102	(183,975)(1)	78,616
Other current assets	—	—	671,423	—	—	671,423
Total current assets	196,144	—	2,313,622	139,808	(221,875)	2,427,699
Non-current assets
Long-term investments	—	—	2,653	—	—	2,653
Other non-current assets	—	—	147,734	—	—	147,734
Total non-current assets	—	—	150,387	—	—	150,387
Total assets	196,144	—	2,464,009	139,808	(221,875)	2,578,086
LIABILITIES
Current liabilities
Share of losses in excess of investments in subsidiaries and VIEs	2,031,416	—	—	—	(2,031,416)(3)	—
Accounts payable – related parties	—	—	349,523	31,394	(37,900)(1)	343,017
Amounts due to related parties	7,803	—	132,204	97,873	(183,975)(1)	53,905

	Year Ended December 31, 2020
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Other current liabilities	—	—	2,860,217	10,459	—	2,870,676
Total current liabilities	2,039,219	—	3,341,944	139,726	(2,253,291)	3,267,598
Non-current liabilities
Total non-current liabilities	—	—	1,142,056	—	—	1,142,056
Total liabilities	2,039,219	—	4,484,000	139,726	(2,253,291)	4,409,654
MEZZANINE EQUITY	232,475	—	—	—	—	232,475
SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	—	10,000	—	(10,000)(3)	7
Additional paid-in capital	165,412	—	256,698	—	(256,698)(3)	165,412
Accumulated deficit	(2,242,466)	—	(2,298,196)	93	2,298,103(3)	(2,242,466)
Accumulated other comprehensive Income / (loss)	1,497	—	—	(11)	11(3)	1,497
Non-redeemable non-controlling interests	—	—	11,507	—	—	11,507
Total shareholders’ deficit	(2,075,550)	—	(2,019,991)	82	2,031,416	(2,064,043)
Total liabilities, mezzanine equity and shareholders’ deficit	196,144	—	2,464,009	139,803	(221,875)	2,578,086

(1)
To eliminate the balances resulted from related party transactions between subsidiaries of ECARX Holdings as of June 30, 2022 and the balances and transactions between subsidiaries of ECARX Holdings and consolidated VIEs as of December 31, 2020 and 2021.

(2)
To eliminate the amounts related to the loans provided by ECARX Holdings to its subsidiaries as of June 30, 2022 and the loans provided by subsidiaries of ECARX Holdings to the VIEs and the loans provided by ECARX Holdings to its subsidiaries as of December 31, 2020 and 2021.

(3)
To eliminate ECARX Holdings’ equity pick-up from consolidated entities under respective equity accounts with corresponding long-term investment balances.

(4)
To eliminate the ordinary shares of WFOE and the investment made by ECARX Technology Limited to WFOE upon consolidation.

(5)
To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.

The following tables present our condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022 of ECARX Holdings, the WFOE, the VIEs, other subsidiaries, and corresponding eliminating adjustments separately.
	Six Months Ended June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Operating activities:
Net cash generated from/(used in) operating activities	(299)	9	224,031	(510,718)	—	(286,977)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(36,074)	(38,496)	—	(74,570)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	—	(22,643)	—	—	(22,643)

	Six Months Ended June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Cash paid for acquisition of equity investments	(67,790)	—	—	—	—	(67,790)
Proceeds from (cash paid for) transfer of long-term investments in the Restructuring	—	—	234,949	(234,949)	—	—
Consideration received in deconsolidation of a subsidiary	—	—	1,000	—	—	1,000
Financial support to an equity method investee	—	—	(28,500)	—	—	(28,500)
Cash contribution to subsidiaries
Loans to related parties	(18,354)	—	(8,060)	(157,000)	175,354(1)(3)	(8,060)
Repayment received of loans to related parties	—	—	25,000	—	—	25,000
Advances to related parties	(297,737)	—	—	—	297,737(2)	—
Collection of advances to a related party	—	—	—	—	—	—
Net cash (used in) / provided by investing activities	(383,881)	—	165,672	(430,445)	473,091	(175,563)
Financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	159,485	—	—	—	—	159,485
Cash contributed by the respective parent companies	—	—	—	—	—	—
Cash contributed by redeemable non-controlling shareholders	—	—	10,000	—	—	10,000
Proceeds from short-term borrowings	—	—	400,000	480,000	—	880,000
Repayment for short-term borrowings	—	—	(1,332,000)	—	—	(1,332,000)
Borrowings from related patties	—	—	157,000	918,354	(175,354)(1)(3)	900,000
Repayment of borrowings from related parties	—	—	(270,000)	(200,000)	—	(470,000)
Proceeds from advances from related parties	—	—	—	297,737	(297,737)	—
Cash disposed in the Restructuring	—	—	(20,000)	—	—	(20,000)
Proceeds from issuance of convertible senior notes	67,871	—	—	—	—	67,871
Net cash provided by / (used in) financing activities	227,356	—	(1,055,000)	1,496,091	(473,091)	195,356
Effect of foreign currency exchange rate changes on cash and restricted cash	5,808	—	—	(1,441)	—	4,367
Net increase (decrease) in cash and restricted cash	(151,016)	9	(665,297)	553,487	—	(262,817)

	Six Months Ended June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Cash and restricted cash at the beginning of the period	158,755	6	665,297	76,905	—	900,963
Cash and restricted cash at the end of the period	7,739	15		630,392	—	638,146

	Year Ended December 31, 2021
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Operating activities:
Net cash generated from r (used in) operating activities	(22,741)	20	(817,989)	(31,615)	—	(872,325)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(69,419)	(9,444)	—	(78,863)
Cash contribution to subsidiaries	—	(10,000)	—	(1,600,105)	1,610,105(4)	—
Acquisition of long-term investments	—	—	(400,000)	(945,637)	—	(1,345,637)
Cash surrendered from deconsolidation of a subsidiary	—	—	(8,360)	—	—	(8,360)
Loans to related parties	(70,365)	(1,590,119)	(28,350)	(477,149)	2,137,633(1)(3)	(23,850)
Advances to related parties	(3,050,956)	—	(19,806)	—	3,050,956(2)	(19,806)
Proceeds from collection of advances to a related party	—	—	90,155	—	—	90,155
Net cash used in investing activities	(3,121,321)	(1,600,119)	(436,280)	(3,032,335)	6,798,694	(1,391,361)
Financing activities:
Proceeds from issuance of Convertible Redeemable Preferred Shares	3,222,206	—	—	—	—	3,222,206
Refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	461,849	—	—	461,849
Repayment of refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	(1,493,953)	—	—	(1,493,953)
Payment for issuance cost of Convertible Redeemable Preferred Shares	—	—	—	(10,000)	—	(10,000)
Cash contributed by the respective parent companies	—	1,600,105	—	10,000	(1,610,105)(4)	—
Cash contributed by non-controlling shareholders	—	—	32,000	—	—	32,000
Proceeds from short-term borrowings	—	—	947,000	—	—	947,000
Repayment for short-term borrowings	—	—	(91,000)	—	—	(91,000)
Borrowings from related parties	45,152	—	2,337,268	70,365	(2,137,633)(1)(3)	315,152
Repayment of borrowings from related parties	(45,152)	—	(20,000)	—	—	(65,152)
Proceeds from advances from related parties	—	—	—	3,050,956	(3,050,956)(2)	—
Repayment of long-term debt	—	—	(1,125,310)	—	—	(1,125,310)
Net cash provided by financing activities	3,222,206	1,600,105	1,047,854	3,121,321	(6,798,694)	2,192,792

	Year Ended December 31, 2021
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Effect of foreign currency exchange rate changes on cash and restricted cash	(17,660)	—	—	(14,359)	—	(32,019)
Na increase in cash and restricted cash	60,484	6	(206,415)	43,012	—	(102,913)
Cash and restricted cash at the beginning of the year	98,271	—	871,712	33,593	—	1,003,876
Cash and restricted cash at the end of the year	158,755	6	665,297	76,905	—	900,963

	Year Ended December 31, 2020
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Operating activities:
Net cash used in operating activities	(266)	—	(312,311)	(55,469)	—	(368,046)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(69,114)	—	—	(69,114)
Advances to related parties	(97,873)	—	(103,024)	—	97,873(2)	(103,024)
Proceeds from collection of advances to a related party	—	—	81,026	—	—	81,026
Net cash used in investing activities	(97,873)	—	(91,112)	—	97,873	(91,112)
Financing activities:
Proceeds from issuance of Convertible Redeemable Preferred Shares	206,422	—	—	—	—	206,422
Refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	1,032,104	—	—	1,032,104
Payment for issuance cost of Convertible Redeemable Preferred Shares	—	—	—	(8,500)	—	(8,500)
Proceeds from short-term borrowings	—	—	76,000	—	—	76,000
Repayment for short-term borrowings	—	—	(167,900)	—	—	(167,900)
Proceeds from advances from related parties –	—	—	—	97,873	(97,873)	—
Net cash provided by financing activities	206,422	—	940,204	89,373	(97,873)	1,138,126
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,012)	—	—	(11)	—	(10,023)
Net increase in cash and restricted cash	98,271	—	536,781	33,893	—	668,945
Cash and restricted cash at the beginning of the year	—	—	334,931	—	—	334,931
Cash and restricted cash at the end of the year	98,271	—	871,712	33,893	—	1,003,876

(1)
For the year ended December 31, 2021, ECARX Holdings provided loans in the amount of US$11.0 million (equivalent to RMB70.4 million) to its two subsidiaries, ECARX Europe AB and ECARX Limited. For the six months ended June 30, 2022,

ECARX Holdings provided loans in the amount of US$3.0 million (equivalent to RMB18.4 million) to ECARX Europe AB. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(2)
For the years ended December 31, 2020 and 2021, ECARX Holdings paid advances of US$15.0 million (equivalent to RMB97.9 million) and US$478.5 million (equivalent to RMB3,051.0 million) respectively to its subsidiary, ECARX Technology Limited. For the six months ended June 30, 2022, ECARX Holdings paid advances of US$44.5 million (equivalent to RMB297.7 million) to ECARX Technology Limited. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.

(3)
For the year ended December 31, 2021, the WFOE and ECARX (Hubei) Tech respectively provided loans in the amount of RMB1,590.1 million and RMB477.1 million to the VIEs. For the six months ended June 30, 2022, ECARX (Hubei) Tech provided loans in the amount of RMB157.0 million to the VIEs. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.

(4)
For the year ended December 31, 2021, ECARX Technology Limited made capital contribution of RMB1,600.1 million to WFOE, and the WFOE made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd. The cash transfer among the subsidiaries were eliminated upon consolidation.

Non-GAAP Financial Measures
In this prospectus, we have included adjusted net loss and adjusted EBITDA, which are non-GAAP financial measures. Adjusted net loss and adjusted EBITDA are key measures used by our management and board of directors in evaluating our operating performance and making strategic decisions regarding capital allocation.
Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.
We believe that the exclusion of certain items in calculating adjusted net loss and adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis. Accordingly, we believe that adjusted net loss and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
Each of adjusted net loss and adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Non-GAAP Financial Measures.”
The tables below set forth a reconciliation of our net loss to adjusted net loss and to adjusted EBITDA for the periods indicated:
	Year Ended December 31,				Six Months Ended June 30,
	2020	2021		2021	2022
	(in thousands)
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Share-based compensation expenses	11,410	179,933	26,863	38,694	195,037	29,118
Adjusted net loss	(428,594)	(1,005,499)	(150,117)	(567,642)	(375,559)	(56,070)
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Interest income	(28,480)	(11,783)	(1,759)	(7,111)	(4,584)	(684)
Interest expense	59,128	131,666	19,657	111,054	19,153	2,859
Income tax expenses	228	3,447	514	1,418	432	64
Depreciation of property and equipment	38,480	43,137	6,440	21,118	22,542	3,365
Amortization of intangible assets	20,478	21,875	3,266	11,401	11,300	1,687
Share-based compensation expenses	11,410	179,933	26,863	38,694	195,037	29,118
Adjusted EBITDA	(338,760)	(817,157)	(121,999)	(429,762)	(326,716)	(48,779)

SELECTED HISTORICAL FINANCIAL DATA OF COVA
COVA’s balance sheet data as of September 30, 2022, December 31, 2021, and December 31, 2020 along with the statement of operations data for the nine months ended September 30, 2022, year ended December 2021 and for the period from December 11, 2020 (inception) through December 31, 2020 are derived from COVA’s financial statements included elsewhere in this prospectus.
The information is only a summary and should be read in conjunction with COVA’s financial statements and related notes contained elsewhere in this prospectus. COVA’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.
(in thousands, except share and per share data)
Income Statement Data:	For the Year Months Ended September 30, 2022	Year Ended December 31, 2021	For the Period from December 11, 2020 (inception) Through December 2020
Revenue	$—	$—	$—
Loss from operations	(4,595)	(1,831)	(9)
Interest income	1,879	54	—
Offering costs allocated to warrants	—	(990)	—
Change in fair value of warrant liabilities	10,993	14,374	—
Net income (loss)	8,277	11,607	(9)
Weighted average shares outstanding, basic and diluted, Class A ordinary shares	30,000,000	26,794,521	—
Basic and diluted net income per share, Class A ordinary shares	0.22	0.34	—
Weighted average shares outstanding – basic and diluted, Class B ordinary shares	7,500,000	7,395,822	742,857
Basic and diluted net income (loss) per share, Class B ordinary shares	0.22	0.34	(0.01)
Balance Sheet Data:	As of September 30, 2020	As of December 31, 2021	As of December 31, 2020
Total current assets	$283	$796	$—
Trust Account	301,933	300,054	—
Total assets	302,216	300,925	249
Total liabilities	4,531	22,773	233
Value of Class A ordinary shares subject to possible redemption	301,933	300,000	—
Shareholders’ (deficit) equity	(15,504)	(21,847)	16

USE OF PROCEEDS
We will receive proceeds of up to an aggregate of approximately US$274,527,666 from the exercise of the Warrants if all of the Warrants are exercised for cash. We expect to use the net proceeds from the exercise of Warrants for general corporate purposes. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the Class A Ordinary Shares, among other things. If the market price for the Class A Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease.
We will not receive any proceeds from any sale of the securities registered hereby by the Selling Securityholders. With respect to the registration of the securities being offered by the Selling Securityholders, the Selling Securityholders will pay any underwriting discounts and commissions incurred by them in disposing of such securities, and fees and expenses of legal counsel representing the Selling Securityholders. We have borne all other costs, fees and expenses incurred in effecting the registration of the Registered Securities, such as registration and filing fees and fees of our counsel and our independent registered public accountants.

DIVIDEND POLICY
ECARX Holdings, our subsidiaries, and Hubei ECARX have not declared or paid dividends or made any distributions as of the date of this prospectus. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.
As a holding company, ECARX Holdings may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Restrictions on the ability of our mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) the mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in mainland China; (ii) each of the mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the mainland China subsidiary upon dividend remittance. Under Cayman Islands Law, while there are no exchange control regulations or currency restrictions, ECARX Holdings is also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in ECARX being unable to pay its debts as they fall due in the ordinary course of business.

MARKET OPPORTUNITIES
Global Passenger Vehicle Market
As a pioneer in the development of full stack automotive computing platform, our products and solutions empower a variety of industry participants in the global passenger vehicle market, of which the annual sales volume is projected to grow from 59.3 million units in 2020 to 74.5 million units in 2025 at a compounded annual growth rate (“CAGR”) of 4.7%, according to Frost & Sullivan.
The passenger vehicle market can be further categorized into Conventional Energy Vehicle and Electric Vehicle (“EV”) segments. Despite the modest projected growth rate for the global passenger vehicle market overall, the EV market is projected to experience robust growth from 2020 to 2025 at a CAGR of 51.1% to reach annual sales volumes of 15.6 million vehicles, according to Frost & Sullivan.
The transition towards EV is leading to a rapid transformation in vehicle platforms. According to Frost & Sullivan, the top 10 global OEMs are expected to introduce around 300 new EV models between now and 2030, presenting vast opportunities for products and solutions required at the basic structure level.
Growing Importance of Vehicle Intelligence
We believe there are fundamental industry trends that are defining the future of automotive development.
With the transition to electric powertrains, OEMs have the opportunity to redefine their vehicles’ E/E architectures with a focus on reducing complexity and implementing advanced computational capabilities. As such, electronic components are expected to represent a greater portion of product value on these platforms as software further enhances onboard experiences. Accordingly, electronic components are expected to account for an increasing proportion of the manufacturing cost for an EV, according to Frost & Sullivan.

Source: Frost & Sullivan
Further, consumers’ growing demand for connected technology as well as ADAS and unsupervised driving functionality is transforming the role of automobiles from traditionally a transportation tool into a seamlessly integrated information, communication, and transportation device. As passenger vehicles begin to exhibit characteristics of a consumer product, such as smart phones, more intelligent in-vehicle features are called for, leading to the trend of “software defined vehicle” where OEMs are competing in software technology. The ability to push software updates over the air allows for further innovation and cost reduction while improving customer experience.
We believe the “DNA” of automobiles will significantly change in the coming decade as all new technologies and government requirements motivate OEMs to develop “all-new” vehicle platforms. We believe these new vehicle platforms will serve as the foundation for future product development for the next 10 years and beyond.

We are well positioned to partner with and supply OEMs and Tier 1 suppliers with a full stack of platform technology including automotive computing platforms, SoC Core Modules, OS and key software to facilitate the transition.
The Road to Central Computing
Vehicles have traditionally followed a decentralized structure, with independent electronic control units (“ECUs”) powering isolated functions. However, as new technology is implemented, the number of sensors and other electronic components has drastically increased, making it no longer feasible for the traditional ECU-based architecture to manage.
This has given rise to a clear trend towards the implementation of a centralized E/E architecture, which centralizes the computing power to minimize and ultimately eliminate delay in operation and allows for more accurate controls across different domains. A centralized E/E architecture also significantly simplifies the wire harness structure, reduces the difficulty of assembly, and solves the fragmentation of the automobile internal information system from the chip level, leading to lower engineering costs and faster time to market. Over the years, several OEMs have initiated the transition from distributed E/E architecture towards the cross domain centralized E/E architecture with dedicated domain controllers (“DCUs”), enabling one control unit to manage multiple functions. Today, various leading OEMs are implementing the new domain centralized E/E architecture in their current models.
Underpinned by increasing software complexity and higher computing power requirements for advanced level automated driving, we believe the evolution towards an even more centralized architecture will continue, leading to the era of central computing where the concept of virtual domains will be introduced while data transmission is processed through cloud platforms and DCUs are connected through ethernet. The centralized E/E architecture is able to achieve high computing power by having a cluster of high-performance computers within the structure and enabling the execution of virtualized functions.

Source: Frost & Sullivan
According to Frost & Sullivan, domain centralized E/E architectures and vehicle centralized E/E architectures are projected to experience robust increases in penetration rate from 2020 to 2030. The trend is even more evident within the EV market where domain centralized E/E architectures are projected to take up 32.7% of all E/E architectures in 2025 and become the most widely adopted E/E architecture in 2030 with a penetration rate of 45.8%.

Source: Frost & Sullivan
A centralized E/E architecture is instrumental in the realization of central computing, and provides the optimal infrastructure to support advanced intelligent cockpit features, advanced driver assistance and high-level automated driving functionality, which requires centralized holistic decision making to handle real time traffic complexities.
Our product and technology roadmaps have been designed to capture opportunities in parallel to the ongoing centralization of vehicle E/E architecture. We believe we are best positioned to take advantage of the future centralization trends with our Automotive Central Computing Platform, which is being built on the technology and know-how that we have accumulated through previous iterations of automotive computing platform products.
Our Addressable Markets
Given our strong capabilities in both hardware and software, which are essential to the development of an industry-leading automotive computing platform, we are exposed to several rapidly growing automotive sub-verticals, namely the intelligent cockpit, automotive SoC Core Modules, automotive software, and advanced driver assistance and automated driving market.
Overview of the Intelligent Cockpit Market
Intelligent cockpits were developed to facilitate high-level human-vehicle interactions and meet the demand for advanced in-vehicle features such as multi-function infotainment system, driving assistance, heads-up display, and voice/gesture recognition. As a central control hub connecting drivers and riders with their vehicles through an integrated set of solutions, intelligent cockpits function as a bridge to achieve high-level vehicle intelligence, ultimately becoming an indispensable part of advanced driver assistance and automated driving features.
We observed rapid market development in the global intelligent cockpit market from 2015 to 2020 at a CAGR of 8.8%. The market size is expected to further expand at an accelerated rate of 12.9% to reach US$53.9 billion in 2025, with China leading in growth rate, according to Frost & Sullivan.
Overview of the Automotive SoC Market
SoC is an integrated chip that combines all or most components of a computer or other electronic system. Automotive SoCs are highly integrated and centralized and address a wide range of automotive applications with the power to support a variety of functions such as processing, detection, and connectivity.
The intelligent cockpit market remains the major near term driving force for automotive SoCs. However, the tremendous market potential for advanced SoCs with increased computing power to meet the requirements for unsupervised and automated highway driving related applications, to a large extent, defines the future direction of automotive SoCs, especially in the areas below:
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The pursuit of power consumption efficiency in addition to computing power:   according to Frost & Sullivan, the power consumption efficiency ratio is calculated based on the TOPS/chip power consumption. To date, the power consumption efficiency ratio of mainstream products has increased from the initial level of 0.4TOPS/W (EyeQ4), 1TOPS/W (Xavier) to 2TOPS/W (Journey 2) and 2.4TOPS/W (EyeQ5). We expect that future mainstream offerings will achieve a ratio of 3TOPS/W or above.
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More advanced process requirement:   the production of chips for applications such as traditional infotainment system may usually require 10nm+ process. However, due to the higher requirements of advanced automated driving, the planned SoCs for L4/L5 automated driving in general may require 7nm, or even 5nm advanced process.

According to Frost & Sullivan, the market size of the global automotive SoC market is expected to increase from US$14.8 billion in 2020 to US$60.0 billion in 2025, representing a CAGR of 32.3%.
Overview of the Automotive Software Market
Software is defining the next generation of on-board experience and creating the opportunity for OEMs and Tier 1 suppliers to differentiate through customer experiences. With the increasing compute power of automotive SoC and evolution towards a more centralized E/E architecture, software solutions compatible with the relevant hardware are required to complete the full smart driving experience.
According to Frost & Sullivan, the automotive software industry, consisting of OS, functions, middleware, applications and related in-car service, is expected to grow from a market size of US$22.1 billion in 2020 to US$57.7 billion in 2025.
Overview of the Advanced Driver Assistance and Automated Driving Market
In light of the aforementioned evolution and trends in the centralization of vehicle E/E architecture, vehicle electrification and level of vehicle intelligence in general, the advanced driver assistance and automated driving market is expected to experience significant growth.
Since 2010, advanced driver assistance and automated driving technology has gradually progressed to achieve Level 2 capabilities, where steering and acceleration/deceleration can be controlled by the vehicle. Automated driving technology is now entering the Level 3 capability of achieving conditional automation, in which human intervention is required under certain circumstance.
According to Frost & Sullivan, the global automated driving market is expected to maintain rapid growth from 2020 to 2025 at a CAGR of 21.4%, with increasing penetration rate in the China market, currently the largest market in which we operate, expected to reach 33.6% by 2025.

Source: Frost & Sullivan

BUSINESS
Our Vision/Mission
Our vision is to power a better, more sustainable life through smart mobility. Our mission is to shape the future bond between people and cars by rapidly advancing the technology at the heart of smart mobility.
Overview of Our Business
We are transforming vehicles into seamlessly integrated information, communications and transportation devices. We are shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. Our current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, we are developing a full-stack automotive computing platform.
We were co-founded in 2017 by renowned Chinese entrepreneurs Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen to develop a full stack automotive computing platform to reshape the global mobility market by transforming next-generation vehicles into seamlessly integrated information, communications, and transportation devices.
We have established a successful track record during the five years since our inception. As of June 30, 2022, there were more than 3.7 million vehicles on the road with ECARX products and solutions onboard. As of June 30, 2022, we had a team of close to 2,000 full-time employees globally, among which approximately 1,400 belong to our R&D division, providing the foundation for us to serve 12 vehicle brands across Asia-Pacific and Europe.
Trends in vehicle electrification and implementation of connected and automated driving technology are reshaping the automotive industry as automotive OEMs develop new vehicle platforms from ground up, incorporating greater vehicle intelligence and a more centralized electrical/electronic architecture (“E/E architecture”). To meet these demands, we are developing an automotive technology platform that is uniquely informed by our strategic OEM collaborations, with a clear product roadmap.
Automotive Computing Platform
Infotainment Head Unit (“IHU”):   As the foundation for the development of our automotive computing platform, we started to offer our IHU products in 2017, covering various vehicle models within the Geely ecosystem. In addition to supporting regular infotainment functions including speech assistant service, navigation service, and multi-media, our IHU products also support Around View Monitoring (“AVM”) integration, augmented reality navigation and local-end natural language understanding (“NLU”) and natural language processing (“NLP”). Our IHU product line consists of a series of IHU models, as we have continued to upgrade and revolutionize our IHU products from IHU 1.0 to IHU 5.0.
Digital Cockpit:   Modern day cars are highly influenced by the advancements in digital technologies and diversified consumer demands. We commenced research and development of our Digital Cockpit in 2019, and adopted a centralized system design by breaking the boundaries of silos in the vehicle systems, so that, through unified system architecture and virtualization, multiple systems can be simultaneously run on a single SoC platform, reducing the system complexity and soliciting ECUs without sacrificing functionality. Our Digital Cockpit products offer more advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, full 3D user experience, and global function support. Our first and second-generation Digital Cockpit products have been deployed on Geely and Lynk & Co models since July 2021. We plan to continue our rapid innovation in our Digital Cockpit products. We are now collaborating with our key strategic partner, SiEngine Technology Co., Ltd. (“SiEngine”), our joint venture with ARM China, to customize the next-generation E04 Core Module powered by StarEagle1000 — an automotive smart cockpit SoC developed by SiEngine.
Automotive Central Computing Platform:   Building on our IHU and Digital Cockpit products, we plan to launch the Automotive Central Computing Platform that facilitates the transition from a domain-based E/E architecture to a more centralized computing platform. The Automotive Central Computing

Platform is intended to be more compatible with more software solutions, simplifying and better enabling functional upgrades and future evolution. Our first-generation Automotive Central Computing Platform is currently in development.
SoC (System on a Chip) Core Modules
Increasing demands for vehicle intelligence and centralization of vehicle architecture have accelerated the transition from microcontroller units (“MCU”), which contain CPU as the only processing unit, to SoC, which comprises multiple processing units with significantly higher computing power.
Our vehicle chip-set solutions focus on SoC Core Modules. The SoC Core Module is a complete computing board that efficiently integrates SoC together with core and peripheral integrated circuits (“ICs”), and underpins the high performance of our computing platforms, reduces the complexity of the product design and provides an easy-to-develop core component for our customers.
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MCU = CPU + Storage + Interface Unit

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SoC = CPU + GPU + DSP + NPU + Storage + Interface Unit

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SoC Core Module = SoC + Key ICs (i.e. power management IC + Storage (module storage) + Interface Units (rich peripheral interfaces))

We develop SoC Core Modules with partners and semiconductor manufacturers. Our current production E-Series (E01, E02 and E03) Core Modules are utilized in our IHU and Digital Cockpit platforms. As of June 30, 2022, we supplied over 1.5 million units of E-series Core Modules to our OEM and Tier 1 automotive supplier customers.
We are in the process of developing our next-generation SoC Core Modules in collaboration with SiEngine. Our pipeline product, E04 Core Module, is purpose-built to support more advanced vehicle intelligent features and will be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products. SiEngine is primarily responsible for the design and development of, and holds the relevant intellectual property to, the StarEagle1000 SoC of our E04 SoC Core Module. ECARX is contributing to define the automotive requirements and is responsible for the software-hardware development and integration of SoC Core Modules based on the SiEngine SoC. ECARX continues to invest in the development to enhance the capability of SoC Core Modules for the automotive industry.
Operating System (“OS”)
The operating system plays a pivotal role in the automotive technology stack as it connects the hardware with application software. The architecture of the operating system directly impacts the performance of the automotive computing platform products while the functionalities offered by the OS can simplify the development of applications that run on top of it. As such, the OS is another building block of our technology platform. Our OS efforts are focused on maximizing the power of ECARX SoC Core Modules and enabling application developers to build innovative functions and applications for the devices powered by ECARX SoC Core Modules.
Software Stack
Our software integrates intelligent, connected technology to enhance the rider experience. We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system, in addition to a host of digital cockpit applications that can be further categorized as customized auto API service and localization functions. We are also developing software to deliver advanced driver-assistance systems (“ADAS”) and unsupervised highway driving features as well as control over key vehicle systems to enable functionality and improve performance (such as functional safety).
Go-to-market Approach
We employ a unique go-to-market strategy that creates multiple development and commercialization opportunities. Firstly, we provide automotive computing platform products and solutions to automotive OEMs. Under this business model, we work closely with Geely Holding and many of its ecosystem OEMs, to redefine the system topology, software, hardware and the overall E/E architecture of their vehicles. Distinct from the traditional OEM-supplier relationship where suppliers take a passive role and receive orders and requirements once the vehicle structure and production plan are determined, our early involvement in the vehicle design stage facilitates the vertical integration of our products, ensuring optimal compatibility and performance. We also take advantage of our full stack capabilities by offering vehicle intelligence-related technologies including E-series Core Modules, OS and software modules to other Tier 1 suppliers. Finally, we have formed strategic partnerships through both commercial and equity arrangements in various verticals, including but not limited to SiEngine for SoC Core Modules and HaleyTek AB (“HaleyTek”) for OS. We believe our unique go-to-market strategy maximizes the value of our technology platform and capabilities, creating diversified revenue streams and development opportunities to support our business growth.
Our Competitive Strengths
We aspire to provide best-in-class technologies to enable next-generation vehicles to become seamlessly integrated information, communication, and transportation devices. We believe our success is built upon the following pillars:
Established Business Well Positioned to Capture Significant and Rapidly Growing Addressable Markets
The global mobility industry is undergoing a profound technology-driven transformation along the mega trends of electrification, connected vehicles, advanced driver assist and automated driving technology. These key trends are reinforcing and accelerating one another. According to Frost & Sullivan, vehicle electrification will further propel the adoption of digital cockpit, advanced driver assist and automated driving technology. We believe the “DNA” of automobiles will continue to evolve in the coming decade as new technologies and government requirements motivate OEMs to develop “all-new” vehicle platforms. Electronic components are expected to represent a greater portion of product value on these new platforms as software further enables onboard experiences.
The shift towards fully electric platforms, connected vehicles, and advanced driver assistance technologies creates an unprecedented opportunity. Mainstream OEMs are committing to the expedited roll out of EVs. According to Frost & Sullivan, the global passenger EV market is projected to grow at a CAGR of 51.1% from 2020 to 2025 reaching 15.6 million units in terms of annual sales volume at the end of the period. We provide a robust set of intelligent vehicle solutions to the global passenger vehicle market that is worth US$1.8 trillion today and which will be further expanded to US$2.2 trillion by 2025 according to Frost & Sullivan.
Founded in 2017, we have been a pioneer in this shift with vertically integrated full stack solutions including automotive computing platform, SoC Core Modules, vehicle software and OS, and digital cockpit. We are also developing ADAS and unsupervised driving software. We have established expertise in the Chinese automotive market, having successfully commercialized various automotive electronic components, including infotainment head units, digital cockpits, automotive-grade SoC Core Modules. We also have several service applications through collaborations with various third party service and application partners. In addition to partnering with Geely Holding and many of its ecosystem OEMs, we also supply our technology to non-Geely OEMs for their vehicles in the China market (including both domestic and global OEM brands). We believe this approach also creates opportunities to expand our business with these customers in international markets.
As of June 30, 2022, we were serving 12 brands in Asia Pacific and Europe, and had more than 3.7 million vehicles on the road with ECARX products and solutions onboard.
Automotive Computing Platform Technology Built from SoC Level Up
Automotive E/E architectures are transitioning from distributed E/E architecture to domain centralized E/E architectures and further to vehicle centralized E/E architectures. A centralized computing platform empowers cross-functional connection, can handle more complex functions, and can achieve the high computing power required for advanced driver assistance and other high level vehicle intelligence functions.

We have developed a robust SoC technology roadmap leveraging our collaboration with chip partners, laying a solid foundation for building the next-generation computing architecture for smart mobility. Our unique experience enabled by working closely with OEMs facilitates the development of automotive SoC and SoC Core Modules. We are able to deliver complete automotive-grade SoC Core Module offerings with matching middleware, toolchain, and software applications. We believe our E-series Core Modules reduce resource and investment requirements and shorten development lead time for our customers. As of June 30, 2022, we have delivered more than 1.5 million E-series Core Modules which have been deployed on both our own IHU and Digital Cockpit systems and on our Tier 1 partners’ systems.
Full Stack Solution with Strong Software Capability
We provide comprehensive vertically integrated full stack solutions to automobile manufacturers and Tier 1 suppliers. To ensure compatibility among software and hardware solutions and the vehicle itself, we employ a multi-disciplinary approach to the design of the key software and hardware components of the solution we provide from the ground up. We believe that software capabilities play a critical role in optimizing the deployment of hardware platforms and that our versatile operating system can maximize the benefits of SoC to enable broad automotive applications.
Our software stack integrates intelligent and connected technology with the vehicle platform to enhance rider experience by empowering automotive OEMs to provide a wide range of infotainment options. We plan to partner with domestic and international partners to develop ADAS and unsupervised highway driving technologies to further propel the future of mobility.
We hope to enable the intelligent vehicle industry similar to the way Android has empowered smartphone brands. By offering our standardized brand agnostic operating system and the middleware and software toolchain behind our platform, we bring significant value to our Tier 1 supplier customers and application developers by empowering them to integrate their products and services into various vertical platforms. By being vertically integrated and reducing the number of ECUs, control units and wiring required to deliver our world class intelligent vehicle solution, our products enable OEMs to reduce cost and weight.
As a result, more Tier 1 suppliers, application developers and OEMs are eager to join our interconnected ecosystem. Their enrollment creates a flywheel effect to attract additional Tier 1 suppliers and OEM customers. We believe the unique business model we employ will allow us to be a key enabler of the industry.
Uniquely Informed by Strong OEM Partnerships for Expansion into International Intelligent Vehicle Market
Since our incorporation, we have maintained a close business relationship with Geely Holding and many of its ecosystem OEMs. We are the key strategic partner to various Geely ecosystem brands with respect to global automotive products and services, including Geely, Lynk & Co, Geometry, Zeekr, Volvo Cars, Proton, smart and Lotus. We work closely together with many of those OEMs to define next-generation smart automobile technologies that address new challenges in the fast-changing mobility industry and evolving customer demand.
This unique partnership with the Geely ecosystem and its automotive expertise, provides valuable inputs as we continuously develop and improve our products as well as to expand our geographic reach. We are able to get involved early in the product design and engineering phase of certain Geely ecosystem brands, which provides us with unique insight and invaluable feedback that is not typically available to suppliers operating under the traditional Tier 1 model. This relationship with the Geely ecosystem also provides us with confidence of our order book and accelerates and informs our future product pipeline. As we expand our geographic footprint, our relationship with the Geely ecosystem has created pathways to securing international orders from OEMs worldwide. We have established deployment capabilities in Europe and Southeast Asia in order to serve our global customers effectively. We are able to launch our products in Southeast Asia through our ACO Tech joint venture, the first smart mobility car company headquartered in Malaysia, by partnering with Proton. We have also assembled a team in Sweden. These international delivery capabilities are critical to our expansion into the international market, and to third party OEMs, as we believe it is important to be geographically close to our customers to maintain a deep relationship and to respond to their needs in a timely manner.

Further, we have established several capital efficient international technology partnerships. We formed a joint venture, HaleyTek, with Volvo Cars in 2021 to develop an operating system to empower digital cockpit products. We will also cooperate in areas of research and development and delivery of driver assist functions targeted at the China market with JICA Intelligent Robotics Co., Ltd. (“JICA Intelligent”), our joint venture with a subsidiary of Geely Holding. We have entered into an agreement with Zenseact AB, the autonomous driving software development subsidiary of Volvo Cars, to explore collaborations in the development and deployment of ADAS and unsupervised highway driving technology.
We believe this mutually beneficial collaboration with Geely Holding and its ecosystem OEMs creates opportunities for Geely to implement our advanced technology to increase value and enhance rider experience while also providing us with insight and inputs from a robust group of OEMs, covering many geographies and segments.
Visionary Founders and Management Team With Deep International Industry Know-how
Our company is founded and led by seasoned entrepreneurs with passion for the smart automotive industry and deep international experience in automotive technology. Both Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen are well-known industry veterans. Mr. Li is the founder and Chairman of Geely Holding, which is one of the largest automotive groups in the world, and possesses over three decades of experience in the investment and management of automotive business.
Mr. Ziyu Shen, our founder, Chairman and Chief Executive Officer, is an expert in the automotive intelligence industry and a pioneer in the automotive networking industry. He was a founding member of GM’s OnStar project (the first Internet-of-Vehicles project in China) and had significant Geely leadership team experience working across Asia, Europe and in the U.S.
Mr. Peter Cirino, our Chief Operating Officer, has more than 25 years’ experience in automotive technology and electronics having led organizations across the Americas, Europe, and Asia. Most recently, Mr. Cirino led Aptiv’s connections systems business in the Americas. Prior to Aptiv, he led A123 Systems, an emerging lithium-ion battery business operating across China, Europe and North America.
Mr. Ramesh Narasimhan, our Chief Financial Officer, is a highly experienced finance, marketing, sales and strategy executive who has worked with OEMs, distributers and retail businesses across the global automotive industry. He recently served as Chief Financial Officer for Al Futtaim, an automotive distribution and retailing company. Prior to that, he joined Nissan Australia and New Zealand as Chief Financial Officer and subsequently served as President and Managing Director for the Philippines and Thailand, managing both manufacturing and distribution. Mr. Narasimhan began his career with Ford Motor Company where he worked through a number of senior financial roles.
Mr. Andrew Winterton, our General Counsel, has over 20 years’ experience advising private and listed companies in the transportation and mobility sectors. He started his career at global law firm, Clyde & Co. before moving in-house to senior positions at Virgin Atlantic and easyJet, where he was Head of Legal and Compliance. He later moved to the technology sector as Group General Counsel and Company Secretary of the Flit Technologies (subsidiary of Groupe Renault) and held Head of Legal positions within ANI Technologies and, most recently, Didi Chuxing.
Our Strategies
Continue to build our technology platform, including our Automotive Central Computing Platform, based on the ECARX SoC Core Modules, operating system, software, and tool chain
We aim to create technology that enables next-generation vehicles to become seamlessly integrated information, communication, and transportation devices. To accomplish this, we are developing a full stack automotive computing platform which incorporates our hardware and software in a single solution. We will also continue to advance core automotive technology, including advanced automotive SoC Core Modules, operating system and software stack. We are implementing a clear and robust development roadmap, building on IHU and Digital Cockpit products, and striving to develop and launch the Automotive Central Computing Platform in the coming years.

We will continue developing and collaborating on core hardware modules and software solutions to further enrich our product portfolio and address our customers’ ever-changing demands. We plan to collaborate with SiEngine to continue defining next-generation SoC Core Modules intended for automotive applications. We are also committed to further developing the common automotive operating system through enhancing multi-runtime capabilities and OS virtualization, to support cross domain integration and communication. Through HaleyTek, our joint venture with Volvo Cars, we will continue the development of the Android-based automotive operating system and introduce an Android-based infotainment system platform available to global OEMs.
Continue the development of ECARX automotive software stack to address three major domains of automotive applications: Digital Cockpit, ADAS and Unsupervised Highway Driving, and Functional Safety
We will continue to provide immersive digital automotive experience through our digital cockpit. We will work with OEMs to expand our product base and to deliver next-generation digital cockpit products equipped with customized auto API service and localization functions and to enable deep integration with mobile phones.
We aim to be a pioneer in advanced driver assistance technologies through in-house development as well as partnerships. We have entered into an agreement with Zenseact AB, the autonomous driving software development subsidiary of Volvo Cars, to explore collaborations in the development and deployment of ADAS and unsupervised highway driving technology. Our joint venture with a subsidiary of Geely Holding, JICA Intelligent, will also focus on driving assistance technology.
Our vehicle domain software forms the basis for ensuring functionality of key vehicle systems. We will continue to focus our research and development efforts on vehicle functional safety solutions.
Continue to empower Geely Holding and its ecosystem OEMs
We maintain a strategic business relationship with Geely Holding and many of its ecosystem OEMs, which provides us with a stable revenue foundation. We are the key strategic partner to various Geely ecosystem brands with respect to their automotive products and services, including brands such as Geely, Lynk & Co, Geometry, Zeekr, Lotus, smart, Volvo Cars and Proton.
Given this partnership, Geely Holding and many of its ecosystem OEMs offer us early involvement in vehicle programs and provide unique insight that allows us to ensure our products are optimized to meet customer requirements today and in the future. Our innovative products and services help those OEMs improve overall customer experience. We intend to continue to deepen our partnership as well as jointly launch trend setting solutions and products that empower the flagship car brands of the Geely ecosystem in both the China domestic and international market.
Capitalize on our established operations to expand our global customer base
Since our founding in 2017, we now serve 12 OEM brands and 8 Tier 1 automotive suppliers. There are more than 3.7 million vehicles on the road with ECARX technology on board, including, but not limited to, our IHU and Digital Cockpit products. We plan to capitalize on our deep experience and expertise in the China market and grow our customer base with other automotive OEMs and Tier 1 automotive suppliers in China. In addition to partnering with Geely Holding and many of its ecosystem OEMs, we also supply our technology to non-Geely OEMs for their vehicles in the China market (including both domestic and global OEM brands).
While the majority of our customer base is in China today, we also intend to grow our business in international markets. Building on our footprint in China, we recently launched our international operations office in London and a product development center in Sweden. We believe the customer base we have built in China offers another robust pathway to international markets. We believe delivering products for international OEMs and Tier 1 automotive suppliers for the China market will create opportunities to expand with these customers in international markets.

Our Business Model
We are primarily engaged in the development of SoC Core Modules, automotive computing platforms and software solutions. We bring innovation to our products, technologies, and services to empower connected intelligent vehicles that benefit OEMs, Tier 1 automotive suppliers, as well as our other business partners.
We have capitalized on the experience we have in the intelligent vehicles by building an interconnected vehicle ecosystem with our upstream and downstream partners. At the center of this ecosystem is our unique collaborative approach involving automotive OEMs, Tier 1 automotive suppliers, and strategic partners. We provide computing systems and solutions (including on a full stack basis) to OEMs, and have the unique opportunity to take part in early vehicle development programs with Geely Holding and many of its ecosystem OEMs. We also provide standard E-series Core Modules with SW products to Tier 1 automotive suppliers, empowering them to improve product competitiveness and development efficiency with our offerings. We have benefited from and we continue to explore joint ventures and other forms of strategic partnerships for capital efficient and robust product development and distribution opportunities. Together, these relationships allow us to form unique go-to-market strategies which create multiple development and commercialization opportunities.
OEMs
We provide computing systems and solutions (including on a full stack basis) to OEMs, including automotive computing platform and software that leverage our SoC core module and automotive OS capabilities as well as display products and other electronic parts and components.
We have been working with Geely Holding and many of its ecosystem OEMs to redefine the system topology, software, hardware and the overall E/E architecture of their vehicles. Many of these OEM relationships offer us unique “day one” involvement in their development programs which allow for bottom-up structural changes to facilitate the vertical integration of our automotive products and solutions, while also providing insight into pipeline planning and technical specifications and creating opportunities to shorten the development timeline. A typical supplier engagement with OEMs, on the other hand, only commences after the vehicle definition process is completed thereby preventing a deep coupling with the OEMs’ product roadmap.
Leveraging the diverse international OEM network of Geely Holding and its ecosystem OEMs, we have secured long-term business relationships with various brands within the Geely ecosystem to support their production of vehicles in China and beyond. Moving forward, we intend to build on this success and expand into more geographies starting with our Geely ecosystem pipeline products. We expect our business to benefit from the expansion of our growing international footprint.
Tier 1 Automotive Suppliers
We offer our products to certain Tier 1 automotive suppliers with our E-series Core Modules to enable them to develop and enhance their own automotive products. We license our software, middleware infrastructure, safety operating system and real-time operating system, to Tier 1 automotive suppliers. We provide additional and optional services and applications, including customized auto API service and localization functions.
We also offer comprehensive and flexible software and hardware development toolchains to Tier 1 automotive suppliers, OEM partners and ecosystem developers.
Joint Venture and Other Strategic Partnerships
We collaborate with leading OEMs and other strategic business partners to solidify the technical leadership of our products and services. These engagements have resulted in a number of capital efficient technology partnerships including strategic international co-development.
We have also formed a 60/40 joint venture with Volvo Cars (as the 60% owner) in Gothenburg, Sweden to develop and commercialize an operating system for automotive digital cockpit products.

We are the largest shareholder of SiEngine and we are working with SiEngine to develop automotive chip technologies. This joint venture with ARM China benefits from our solid understanding of and experience with the automotive industry as well as ARM’s intellectual property in integrated circuit design, and aims to develop automotive-grade chip products.
We have entered into an agreement with Zenseact AB, the autonomous driving software development subsidiary of Volvo Cars, to explore collaborations in the development and deployment of ADAS and unsupervised highway driving technology.
In May 2022, we entered into a strategic collaboration agreement with Luminar LLC, a leading automotive technology company, to collaborate on automotive grade technologies, with the intent to enable advanced safety and automated driving capabilities. The collaboration will help Luminar LLC accelerate deployment of its industry-leading long-range lidar and software in China and beyond through ECARX’s deep connection with Geely Holding and its brands. In conjunction therewith, Luminar Technologies, Inc. entered into the Strategic Investment with us.
Our Core Capabilities
We are developing an automotive technology platform uniquely informed by our strategic OEM collaborations.
Our SoC Core Modules are tailored for automotive applications. Our operating system and tool chain are built to maximize the power of SoCs. We combine our SoC Core Modules and OS technologies with our software stacks to provide a technology platform to help our customers simplify and speed-up their product development.

Note:
Estimated
We have a clear platform roadmap consisting of one SoC Core Module family, versatile operating system, and an expansive software stack as illustrated above, with each new generation building on our experience and the technical capabilities embodied in the previous generations.
Automotive Computing Platform
Since the launch of our first-generation automotive computing platform in the second quarter of 2017, we have rapidly revolutionized our platform, taking part in vehicle development projects of Geely Holding and its ecosystem OEMs. Some of our automotive computing platforms are backed up with SoCs from mainstream chip providers while others run on ECARX SoC Core Modules, which we expect to underpin most of our future product offerings.
Our IHU, our first-generation automotive computing platform product launched in 2017, was designed for mainstream distributed E/E architectures. We began working on our Digital Cockpit in 2019 and launched our first-generation and second-generation Digital Cockpit products in 2021. In addition, we plan to launch the Automotive Central Computing Platform to cater to centralized E/E architectures, which we believe represent the future of vehicle design.
Infotainment Head Unit
As the foundation for the development of our automotive computing platform, our IHU supports AVM integration, augmented reality navigation, local-end NLU and NLP in addition to regular infotainment functions such as speech assistant service, navigation service, and multi-media. As we have continued to upgrade and revolutionize our products, our IHU product line now consists of a series IHU models, ranging from IHU 1.0 to IHU 5.0.
IHU 1.0.   In 2017, we launched our first-generation IHU with integrated 4G connectivity technology, which allows for extended connectivity of the cockpit beyond vehicle remote control and call center services. Our IHU offerings have subsequently become our lead product designed for the mainstream distributed E/E architectures.
IHU 3.0.   The first major upgrade of our IHU was made at the end of 2018 with the advent of the E01 SoC Core Module. IHU 3.0 supports high-definition 1080p dual-screen display, connectivity via 4G Bluetooth and Wi-Fi. Our IHU 3.0 has been widely deployed across multiple vehicle product lines in China and in Malaysia.
IHU 5.0.   We have further revolutionized our IHU with the second-generation E-series Core Module, E02, which supports three separate displays, up to six camera inputs, and augmented navigation functionality. Our IHU 5.0 can be equipped with V01, our first-generation of automotive-grade AI Voice SoC co-developed with our partners. V01 shifts the majority of the computing power for voice processing, such as signal enhancement, automatic speech recognition, and NLU from main SoCs to specific neutral network-based SoC while also significantly improving the performance of personal voice assistant, regardless of network condition. We have based our operating system on Android P but optimized to reduce boot time. With enhanced computing resources and power, improved interfaces for connectivity, and greater integration capability, IHU 5.0 has been deployed in certain Geely ecosystem brand vehicles since 2021.
Digital Cockpit
Modern day cars are highly influenced by advancements in digital technologies and diversified consumer demands. The industry is increasingly moving towards offering more personalized experiences to drivers and passengers alike. A digital cockpit solution is designed to offer a unified digital experience, by breaking the silos between the various in-vehicle interfaces. It is the convergence of interfaces like the instrument cluster, heads-up display, and infotainment systems.
We started the development effort of our Digital Cockpit product in 2019. By breaking the boundaries of various silos, we were able to run multiple systems simultaneously on a single SoC platform, thereby reducing the complexity of the system and consolidating ECUs without sacrificing functionalities. Our Digital Cockpit products allow our collaborating automotive developers to manage fewer platforms and toolsets, add new features, and integrate the next-generation in-vehicle experience with reduced development and manufacturing timeframe and costs. It also allows OEMs to respond faster to customer demands for new apps and services, which is a key step in the transition towards software-defined vehicles.
Our Digital Cockpit products offer more advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, full 3D user experience, and global function support. Our first-generation and second-generation Digital Cockpit products, powered by E03 Core Module and Snapdragon8155, respectively, have been deployed on Geely and Lynk & Co models since July 2021.
We plan to continue our rapid innovation in our Digital Cockpit products. We are now collaborating with SiEngine, to customize the next-generation E04 Core Module powered by StarEagle1000, with enhanced capacity to support a slate of new features and services including high-definition maps, localization and lane-level navigation.

Automotive Central Computing Platform
We plan to launch the Automotive Central Computing Platform to move from a domain-based E/E architecture to a more centralized computing platform that uses less harness and consolidates software in fewer ECUs. We are developing the Automotive Central Computing Platform to allow for better integration of different domains including the cockpit, ADAS, and other vehicle management functions such as powertrain, chassis and battery management. We plan for the Automotive Central Computing Platforms to feature greater compatibility with more software offerings and better support over-the-air upgrades, vehicle-to-everything communication, auto-parking, climate control, vehicle body control, and Navigation on Pilot functions. Our first-generation of Automotive Central Computing Platform is in development and will utilize E04 Core Module.
In June 2021, we entered into a non-binding memorandum of understanding with Lotus Wuhan, a subsidiary of Lotus Technology for the planned launch of Lotus models equipped with our Automotive Central Computing Platforms. For more information on this partnership, see “— Key Strategic Cooperation — Lotus.”
SoC Core Modules
SoC technology has been the key component of our technology portfolio from the early stages of ECARX. We started out by working with several semiconductor companies, providing automotive application inputs and collaborating to ensure the SoC Core Modules meet automotive requirements. Our current production E-Series (E01, E02 and E03) Core Modules are utilized in our IHU and Digital Cockpit platforms.
We are the largest shareholder of SiEngine and we are in the process of developing our next-generation E04 Core Module in collaboration with SiEngine, based on SiEngine’s StarEagle1000 SoC which was taped out in June 2021.
E-Series (E01,E02 and E03) Core Modules
The E-Series Core Modules incorporate 4G baseband technology and a powerful AI engine core that greatly enhances edge computing capabilities and speed of data analysis at the local end. As the computing-module basis, E Series Core Modules simplify the re-development process for our Tier 1 automotive supplier customers and reduce the associated development cost and timeframe.
We launched E01 and E02 Core Modules in 2018 and 2020 respectively. E01 Core Module is made specifically for connected vehicles, to further enhance user experience. E01 Core Module utilizes a high-speed 64-bit quad-core central processing unit, or CPU, combined with a dedicated graphics processing unit, or GPU, supporting high-definition 1080p dual-screen display and a 4G modem that provides seamless in-vehicle connectivity and content delivery. E01 Core Module supports connectivity via 4G, Bluetooth, and Wi-Fi. We commenced mass-production of the E01 Core Module in 2018, which has since been featured in more than 1.2 million vehicles and more than 25 vehicle models.
In 2020, we launched a more powerful E02 Core Module, which is configured with an eight-core CPU and an independent neural processing unit, or NPU. It has a built-in 4G TBOX and AVM, which can deliver exceptional computing, graphics, and media processing performance, and is capable of operating in an extended range of thermal conditions. E02 Core Module has received AEC-Q104 standard certification and has NPU capacity and product integration and supports three separate displays, video and multi-camera (up to six) input, 360-degree surround view system, instrument cluster integration, augmented reality navigation system, driver monitor system, facial recognition and speed reverse functionalities.
E03 Core Module is based on a high-performance chip customized for in-vehicle digital cockpit systems that we launched in 2021. E03 Core Module inherits the high computing power, high performance, and cost-effectiveness of prior generations, and is dedicated to the development of infotainment and smart digital cockpit systems. E03 Core Module utilizes a hardware assisted virtualization architecture to accommodate multiple systems and provide a hypervisor-less cockpit solution. It optimizes graphics processing unit performance and integrates excellent vision processing units. E03 Core Module also incorporates a Hardware Security Module and is certified according to the AEC-Q100 G3 Grade3 and

ISO-26262-ASIL-B standards, boasting enhanced security. E03 Core Module has been deployed on Lynk & Co models since the third quarter of 2021.
E04 (in development)
Our pipeline product, E04 Core Module, is purpose-built to support more advanced vehicle intelligent features and expected to be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products.
We are developing the E04 Core Module, based on SiEngine’s StarEagle1000 SoC which is designed with industry-leading 7nm process technology. Combing high-performance customized CPU clusters with a heterogeneous computing system, such as multi-core GPU and AI-powered NPU, E04 Core Module is expected to be capable of processing inputs from 11 cameras simultaneously and supports multiple high-definition outputs through a high-performance 2D or 3D hardware acceleration engine. In addition, it is planned to have a built-in high-performance acoustics capability to support echo cancellation, noise reduction, voice assistant and other applications. E04 Core Module is expected to satisfy the AEC-Q100 Grade 3 automotive certification standard and offer enhanced vehicle functional safety. Given its robust feature set, the E04 Core Module is expected to provide consumers with state-of-the-art automotive smart digital cockpit experience with advanced driver assistance functionality.
SiEngine is primarily responsible for the design and development of, and holds the relevant intellectual property to, the StarEagle1000 SoC of our E04 SoC Core Module. ECARX is contributing to define the automotive system requirements and is responsible for the software-hardware development and integration of SoC Core Modules based on the SiEngine SoC.
ECARX continues to invest in development to enhance the capability of SoC Core Modules for the automotive industry.
Operating System (“OS”)
The operating system plays a pivotal role in the automotive technology stack as it connects hardware with application software. As such, the architecture of the operating system directly impacts the performance of the automotive computing platform products while the functionalities offered by the OS can simplify the development of applications that run on top. As software plays increasingly important roles in modern vehicle functions, more application domains are becoming software centric requiring broader coverage by the OS.
The OS is another building block of our technology platform. Our OS efforts are focused on maximizing the power of ECARX SoC Core Modules and enabling application developers to build innovative functions and applications for the devices powered by ECARX SoC Core Modules.
We started with the intelligent cockpit domain, where we built OS components to bridge the functionalities of SoC and hardware with upper level services and applications. Further, we extended the functions of Google’s Android for Automotive so application developers can access more features. We are working to expand our OS coverage beyond the digital cockpit domain, to also include vehicle domains with safety OS for automotive grade functional safety, and an advanced OS for ADAS and unsupervised highway driving, focusing on safety and security.
While we are working on an OS to cover each application domain, we are also developing our own cross domain software architecture and components to address the challenges facing advanced automotive systems such as our Automotive Central Computing Platform. Our OS architecture provides a platform framework for the cross-domain integration of kernel components for smart digital cockpit and signifies progress towards the standardization and enhanced reusability of components across different systems and hardware platforms. OS components can be individually selected and combined to achieve high levels of customization. As a result, our OS is highly scalable and capable of significantly lowering the development timeframe and associated costs.
We established a joint venture, HaleyTek, with Volvo Cars, in 2021 to develop an OS for digital cockpits suitable for multiple vehicle platforms aimed at addressing the global market.

Software Stack
We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system, in addition to a host of digital cockpit applications that can be further categorized as customized auto API service and localization functions. We are also developing software to deliver ADAS and unsupervised highway driving features as well as control over key vehicle systems to enable functionality and improve performance (such as functional safety).
Digital Cockpit Software Stack
We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system. It comprises a library of fundamental software that provides the basic structure to support the development of applications within the specific environment presented by our OS.
We also offer a host of applications that can be further categorized as customized auto API service and localization functions depending on their respective functionalities.
Customized Auto Application Programming Interface (API) Services
We offer a set of API services to connect developers with the different vehicle functions available on different vehicle models. These API services enable the apps they develop to gain access to vehicle status information (such as tire pressure and temperature) or acquire control over certain vehicle functions (such as to raise or lower vehicle windows).
Localization Functions
We provide an API to help application developers utilize the positioning functions such as Global Navigation Satellite System hardware as well as certain sensors installed on the vehicle. With our APIs, application developers can receive basic positioning information as well as lane-based position. We also provide a unified API to allow application developers to access the map database installed in the vehicle regardless of the map supplier selected by the OEM.
ADAS and Unsupervised Highway Driving Software Stack
We aim to provide our users with comprehensive, safe, and reliable solutions for ADAS and unsupervised highway driving.
We started the development of automated parking assistance technology in early 2019. We continued our development efforts on some of the key technology components that empower ADAS and unsupervised highway driving functions and services. Built on top of that, we are developing ECARX Navigation on Pilot function which is an enhanced level 2 automated driving function.
We formed JICA Intelligent, our joint venture with a subsidiary of Geely Holding, to cooperate in the research and development and delivery of driver assist functions targeted at China. We are developing ADAS package with NCAP safety fulfillment and deliver to our customers via JICA Intelligent. We have entered into an agreement with Zenseact AB, the autonomous driving software development subsidiary of Volvo Cars, to explore collaborations in the development and deployment of ADAS and unsupervised highway driving technology.
Functional Safety Software Stack
More vehicle control functions are moving out of dedicated ECUs to a central computer. These functions will be hosted by vehicle applications running in an environment with the most stringent safety and security requirements.
At ECARX, we have a dedicated engineering team that is backed by substantial experience from the automotive industry. Our team is devoted to the research and development of vehicle functional safety solutions and related tool chains and the enhancement of vehicle control. It is also focused on improving the efficiency of developers in pushing the boundary of vehicle features and vehicle domain applications.

Research and Development
Our research and development efforts are focused on our core technology relating to the development of vehicle intelligence and provides us with a competitive edge as we seek additional business with new and existing customers.
Our research and development team has extensive experience in automotive and technology industries. As of June 30, 2022, our research and development team had approximately 1,400 engineers primarily working in five workstreams comprising automotive product development and delivery teams, SoC technology and platform team, OS team, ADAS and unsupervised highway driving technology team, and automotive central computing product team.
Our Long-term Strategic Business Relationship with Geely Holding and its Ecosystem OEMs
Since our incorporation, we have maintained a strategic business relationship with Geely Holding and many of its ecosystem OEMs.
Geely Holding is a globally competitive smart electric mobility technology enterprise and energy service provider headquartered in Hangzhou, China. Geely Holding owns and has invested in various leading innovative automotive OEMs, which collectively form an unparalleled ecosystem. Members of the Geely ecosystem include Geely Auto, Volvo Car, smart, Group Lotus, Proton, LEVC as well as certain other OEMs, several of which have adopted new energy related technologies.
Leveraging this globally innovative automobile ecosystem, Geely Holding is developing new automobiles that adopt a variety of advanced connected and intelligent technologies. As such, it has a significant and ongoing need for the type of automotive intelligence products and services provided by us. Our innovative products and services have helped Geely Holding and its ecosystem OEMs reduce their manufacturing costs of vehicles while improving their technological capabilities and enhancing overall customer experience. Beyond providing a stable revenue foundation, Geely Holding and many of its ecosystem OEMs offer us early involvement in vehicle programs and offer unique insight that allows us to ensure our products are optimized for customer requirements.
Key Strategic Cooperation
We have forged strong relationships with our business partners and industry participants to maintain our lead in our technology and research and development capabilities. This allows us to continue to deliver leading products and solutions to our customers.
Volvo Cars
Together with Volvo Cars, we established HaleyTek AB and entered into a series of agreements in July 2021 to set out the basis of collaboration among Volvo Cars, HaleyTek and us. We currently hold 40% equity interest in HaleyTek.
HaleyTek is charged with developing a common operating system for digital cockpits suitable for multiple vehicle platforms aimed at addressing the global market. HaleyTek has appointed ECARX as its global reseller of licenses to the OS platform with exceptions of Volvo Cars, Polestar and other vehicles developed by or for Volvo Cars.
We have entered into an agreement with Zenseact AB, the autonomous driving software development subsidiary of Volvo Cars, to explore collaborations between the companies.
Lotus
We entered into a supply agreement with Lotus in November 2020 pursuant to which we will supply our Digital Cockpit products to various Lotus models. These Digital Cockpit products are expected to commence mass production in the Chinese market in the first quarter of 2023.
In June 2021, we entered into a non-binding memorandum of understanding with Lotus. Pursuant to the terms of the memorandum, we will partner with Lotus for the development and deployment of our

Automotive Central Computing Platform, and will collaborate to develop a smart automotive product targeting the global market.
smart
We entered into a supply agreement with smart in August 2021 pursuant to which we will supply our Digital Cockpit products for various smart models. These Digital Cockpit products have commenced mass production in China and the European market since the third and the last quarter of 2022, respectively.
Luminar
In May 2022, we entered into a strategic collaboration agreement with Luminar LLC, a leading automotive technology company, to collaborate on automotive grade technologies, with the intent to enable advanced safety and automated driving capabilities. The collaboration will help Luminar LLC accelerate deployment of its industry-leading long-range lidar and software in China and beyond through ECARX’s deep connection with Geely Holding and its brands. In conjunction therewith, Luminar Technologies, Inc. entered into the Strategic Investment with us.
Advanced Micro Devices, Inc. (AMD)
In August 2022, we announced a strategic collaboration agreement with AMD, a leading computing, graphics and visualization technology company, to work together on an in-vehicle computing platform for next generation electric vehicles, expected to be in mass production for global roll-out in 2024. The collaboration will combine the advanced computing power and visual graphic rendering capabilities of AMD with ECARX’s extensive experience in automotive digital cockpit design, aiming to deliver a cutting-edge in-car experience to the global market.
International Footprint
China
Upon our founding in 2017, ECARX was based in China and we believe the customer base we have built in China offers a robust pathway to international markets.
There are more than 3.7 million vehicles on the road with ECARX technology on board. We have served 12 OEM brands and 8 Tier 1 automotive suppliers around the world, and we have a close partnership with Geely Holding and its ecosystem OEMs.
United Kingdom
In July 2021, we established our office in London, United Kingdom. This office serves as our international operations office and is a key step in our global strategy.
Sweden
In December 2020, we established our product development center in Gothenburg, Sweden. This team is primarily responsible for Digital Cockpit OS development, including the management of development and delivery with HaleyTek. Additionally, Sweden will manage certain EU-based customer interactions.
Malaysia
In June 2019, we established a joint venture, ACO Tech Sdn. Bhd. (“ACO Tech”), with Proton Edar Sdn. Bhd., the sales and marketing arm of Proton Holdings Bhd. This joint venture aims to localize the automotive computing platform products, including IHU and digital cockpit, for Proton and to supply its hardware and software solutions in the region. Proton will also enjoy cost reduction benefits upon the localization of the IHU hardware and its software can be tailored to better suit local user preferences, resulting in a superior user experience.

ACO Tech’s localization services, such as vehicle infotainment, carrier/SIM, and cloud services, have been widely deployed in connected vehicles. ACO Tech has partnered with several local content and service providers.
Marketing
Our marketing activities include public relations, branding, digital marketing, social media, technical marketing, product marketing, participation in technical conferences and trade shows, competitive analyses and industry intelligence, and other marketing programs such as co-marketing with our customers or partners. Our Communication Department provides information on our company website and WeChat platform and through other channels regarding our products, strategies, and technology.
User Privacy and Data Security
Data security is crucial to our business operations. We have internal rules and policies to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly.
We limit access to our servers where data is stored on a “need-to-know” basis. We also adopt a data encryption system intended to ensure the secured storage and transmission of data, and to prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner.
In response to the PRC government authorities’ move to tighten the regulatory framework governing data security, cybersecurity and privacy, we initiated an internal process in September 2021 to transfer the rights of our subsidiaries and Hubei ECARX, our former VIE, to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this prospectus, our mainland China subsidiaries do not have any right to access or process any personal data other than a limited amount of such data relating to the employees and business partners of ECARX and 4,000 to 5,000 vehicle identification numbers provided by OEMs in association with the provision of product repair and maintenance services by ECARX.
Intellectual Property
We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. Our IP portfolio consists of intellectual property rights in, among others, ADAS and unsupervised highway driving, centralized computing and SoC.
As of June 30, 2022, we had 407 registered patents and 326 pending patent applications in mainland China, including patents for our SoC, OS software stack related technologies. We also had 337 registered trademarks, including “ECARX,” copyrights to 261 software programs developed by us relating to various aspects of our operations, as well as 3 registered domain names, including “ecarxgroup.com.”
The following table presents key technologies covered by our patents:
Category	Related Patents
SoC related technology	CN202020096517.6, CN202111062050.9
Software Stack related technology	CN202010215143.X, CN202111168332.7
OS related technology	CN202110892738.3, CN202111351078.4
Our ability to remain at the forefront of innovation in the industries in which we operate depends largely on our ability to obtain, maintain, and protect our intellectual property and other proprietary rights relating to our technology and to successfully enforce these rights against third parties. To accomplish this, we rely on a combination of intellectual property rights, such as patents, trademarks, copyrights, and trade secrets (including know-how), in addition to internal policies, and employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees, ecosystem partners (including suppliers) and other relevant parties to protect our proprietary rights. We also enact internal policies and procedures and employ encryptions and data security measures to provide additional safeguards. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.
It Is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights.
A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Risk Factors — Risks Relating to Intellectual Property and Legal Proceedings.”
Competition
Competition in the intelligent cockpit market and relevant sub-verticals is based primarily on technology, functionality, quality, delivery capability and price. We may face competition from Tier 1 supplier automotive companies, technology companies and new entrants to the market. Some of our competitors may be capable of offering innovative service and product offerings and more desirable pricing models. As a result, such competitors may be able to respond more quickly and effectively in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive.
We believe our strong and long-standing partnerships with Geely Holding and its ecosystem OEMs and our accumulation of experience, particularly in the China market, and technology from these partnerships gives us a competitive edge and allows us to formulate highly differentiated go-to-market strategy. Our product and technology portfolio enables us to provide solutions covering various vehicle intelligence related areas. While our long-term strategic business relationship with Geely Holding and its ecosystem OEMs allows us to compete effectively, our competitiveness in the future may depend on factors including our financial viability, product quality, price competitiveness, technical expertise, development capability, new product innovation, reliability and timeliness of delivery, product design, manufacturing capability, flexibility, customer service, and overall management.
Employees
As of June 30, 2022, we had 1,923 full-time employees globally, comprising 1,413 employees engaged in research and development and related technical and engineering functions, 145 employees engaged in quality operation, 318 employees engaged in general management and administration, and 47 employees engaged in marketing and sales.
	As of June 30, 2022
	Number	%
Functions:
Research and development	1,413	73.5
Quality operation	145	7.5
General and administration	318	16.5
Marketing and sales	47	2.4
Total	1,923	100.0
Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.
As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees to incentivize their contributions to our growth and development.
We enter into standard labor contracts and confidentiality agreements with our employees. We are party to a collective labor agreement applicable to our employees in Sweden. None of our other employees are represented by a union or are subject to collective bargaining agreements. To date, we have not experienced any significant labor disputes.
Properties and Facilities
Our main offices are located in Hangzhou, Shanghai, Wuhan, Beijing, Dalian, Chengdu and Suzhou in China, in Gothenburg, Sweden, and in London, United Kingdom. As of June 30, 2022, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Term (years)
Hangzhou	7,680	Operation, R&D	2~3 years
Beijing	1,150	Product R&D	1 year
Shanghai	4,978	Operation, R&D	2~3 years
Wuhan	13,062	Product R&D	1~3 years
Dalian	3,337	Product R&D	1~3 year
Chengdu	648	Product R&D	1~2 years
Suzhou	1,629	Operation, R&D	2 years
Gothenburg	2,164	Product R&D	5 years
London	1,504	Operation	10 years
Insurance
We maintain various insurance policies to safeguard ourselves against risks and unexpected events. We maintain employer’s liability insurance, statutory automobile liability insurance and commercial insurance for company vehicles, property all risk insurances for our office premises, as well as public liability insurance. In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Government Regulations
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
Regulation on Foreign Investment
Guidance Catalog of Industries for Foreign Investment
Investments in China by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the PRC Ministry of Commerce and the NDRC on June 28, 1995, as amended. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 27, 2021 and took effect on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the NDRC on October 26, 2022 and took effect on January 1, 2023. The 2022 Encouraged Catalog and the 2021 Negative List set out the industries and economic activities in which foreign investment in China is encouraged, restricted, or prohibited. Pursuant to the 2022 Encouraged Catalog, the research and development and manufacture of automobile electronic devices, the research and development and manufacture of key parts and components of intelligent vehicles, and the manufacture of hardware and key parts and components related to Level 3 to Level 5 autonomous driving fall within the encouraged category. Certain of our products constitute central computing units, vehicle-mounted operating system and information control system, heterogeneous multi-processor computing platform technology, or sensor fusion sensing technology and consequently qualify under the encouraged category. The release of the 2022 Encouraged Catalog indicates that foreign investment into the selected industrial sectors is encouraged, and the NDRC and other government authorities in China may provide policy supports and implement other actions in the future to improve the investment framework and ensure that foreign invested enterprises are treated equally as compared with domestic entities under the national treatment principle and in an appropriate manner. For our products that fall within the encouraged category, we will be entitled to apply for and may obtain certain preferential treatments such as with respect to tax (if any). However, any positive policy change could potentially intensify competition in the relevant industry, leading to a more competitive environment for us. See “Risk Factors — Risks Relating to Doing Business in China — The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.”
Foreign Investment Law
On March 15, 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. It replaced three previously existing laws on foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the PRC Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both PRC domestic companies and foreign-invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of, foreign investment in view of investment protection and fair competition. Furthermore, the Foreign Investment Law stipulates that foreign-invested enterprises established according to the previously existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.
According to the Foreign Investment Law, “foreign investment” refers to investment activities in China directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country, and the investment activities include: (i) a foreign investor, individually or collectively with other investors, establishing a foreign-invested enterprise in China, (ii) a foreign investor acquiring stock, equity shares, shares in assets, or other similar rights and interests of an enterprise in China, (iii) a foreign investor, individually or collectively with other investors, investing in a new project in China, and (iv) investing through other means as provided for by laws, administrative regulations, or the PRC State Council.
The Foreign Investment Law authorizes the State Council to publish or approve to publish a catalog for special administrative measures, or the Negative List, and grants national treatment to foreign-invested enterprises except for those that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. As the 2022 Negative List has not yet been published, it is unclear whether it will differ from the 2021 Negative List. The Foreign Investment Law stipulates that foreign-invested enterprises operating in “restricted” or “prohibited” industries will be required to obtain market-entry clearance and other approvals from relevant PRC government authorities.
In addition, the Foreign Investment Law provides protective principles and rules for foreign investors and their investment in China. For example, local PRC government authorities must abide by their undertaking made to foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; expropriation or requisition of foreign investment is prohibited, except in special circumstances where statutory procedures must be followed and fair and reasonable compensation must be timely made; mandatory technology transfer is prohibited; and the capital contribution, profit, capital gain, proceeds of asset disposal, intellectual property right licensing fees, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors in China may be freely remitted inbound and outbound in Renminbi or a foreign currency.
On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which took effect on January 1, 2020, and further requires equal treatment of PRC domestic companies and foreign-invested enterprises in terms of policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their pre-existing, incompatible forms by January 1, 2025, the relevant market government authorities will suspend processing any other registration matters for such foreign-invested enterprises and may publicize such non-compliance. On December 26, 2019, the PRC Supreme People’s Court issued an Interpretation on the Application of Foreign Investment Law, which took effect on January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, or division of enterprises.
To coordinate with the implementation of the Foreign Investment Law and the Implementation Regulations of the Foreign Investment Law, the Ministry of Commerce and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, which took effect from January 1, 2020. These measures stipulate that foreign investors or foreign-invested enterprises must submit investment information by initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. The Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019 and the Circular on Effective Work on Registration of Foreign-Invested Enterprises for the Implementation of the Foreign Investment Law promulgated by the SAMR on December 28, 2019 further refine the relevant regulatory regime. Foreign investors or foreign-invested enterprises will bear legal liabilities for failing to report investment information as required.
Regulation on Road Tests of Intelligent Connected Vehicles
On July 27, 2021, the MIIT, the Ministry of Public Security and the Ministry of Transport jointly issued the Good Practices for the Administration of Road Test and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or Circular 97, which became effective on September 1, 2021, and is the primary regulation governing road tests and demonstrations of intelligent connected vehicles in China. Pursuant to Circular 97, road test refers to the test of self-driving function of intelligent connected vehicles carried out on the designated sections of highways (including expressways), urban roads, regional roads and other roads used for the passage of social motor vehicles. Prior to conducting a road test, the relevant entity must ensure the vehicle to be tested has undergone sufficient tests in specific areas such as a testing areas or sites, and complies with the relevant national and industry standards and specifications, requirements imposed by the relevant departments of the provincial or municipal government as well as the evaluation rules of the entity intending to conduct the road tests. Conditions for road tests must also be met, including that (i) the self-driving function of the vehicle shall be tested by a third-party testing agency that is engaged in automobile-related business and recognized by the State or the provincial or municipal government; (ii) the operator of the testing area or site for the field test shall be an independent legal entity registered within the territory of China; and (iii) the third-party testing agency shall publish items of its testing service and fee standards, be responsible for the authenticity of the test results and bear the corresponding legal liability. Any entity intending to conduct road tests shall submit an Intelligent Connected Vehicles Road Test Security Self Declaration to the relevant authorities at the provincial and municipal levels for confirmation. Such declaration shall specify the entity intending to conduct the road tests, the identification code of the vehicle, the name and ID number of the test driver, the duration of the test, the sections of roads and areas where tests will be conducted, the list of test items, and other relevant information. The testing duration shall not exceed 18 months in principle, and shall not exceed the validity period of the quality certificate of safety technical inspection and the insurance voucher. Any entity intending to conduct road tests shall apply to the administrative department of traffic under the Ministry of Public Security for a temporary car plate for each vehicle being tested.
According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying and Mapping Geographic Information issued by the Ministry of Natural Resources on August 25, 2022, if an intelligent connected vehicle is equipped with or integrated with certain sensors, the collection, storage, transmission and processing of surveying and mapping geographic information and data, including spatial coordinates, images, point clouds and their attribute information, of vehicles and surrounding road facilities in the process of road test, will be considered surveying and mapping activities. Persons who collect, store, transmit and process such surveying and mapping geographic information and data, will be the main actors of surveying and mapping activities. Additionally, if any vehicle manufacturer, service provider or smart driving software provider that is a foreign-invested enterprise needs to engage in the collection, storage, transmission and processing of surveying and mapping geographic information and data, it shall entrust an agency with surveying and mapping qualification to carry out the intended activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of the relevant spatial coordinates, images, point clouds and their attribute information and other businesses, and provide geographic information service and support. With respect to the road test activities conducted by ECARX (Hubei) Tech, it has entrusted Hubei ECARX, our former VIE and an entity with the required qualification for surveying and mapping under applicable law, to engage in the collection, storage, transmission and processing of relevant data throughout the road tests ECARX (Hubei) Tech only obtains the road test results from Hubei ECARX which do not contain any surveying and mapping geographic information and data.
Regulation on Compulsory Product Certification
Pursuant to the Regulations on Certification and Accreditation promulgated on September 3, 2003 and last amended on November 29, 2020, certification and accreditation activities in the PRC shall comply with these regulations. Under the Administrative Regulations on Compulsory Product Certification, which was promulgated on July 3, 2009 and last amended on November 1, 2022, the List of the First Batch of Products Subject to Compulsory Product Certification, which was promulgated on December 3, 2001 and took effect on May 1, 2002, and the Compulsory Product Certification Catalogue Description and Definition Form, which was promulgated on April 17, 2007 and last amended on April 21, 2020, the SAMR is responsible for the regulation and quality certification, and vehicle wireless terminal and vehicle wireless module cannot be delivered, sold, imported, or used in operating activities until certified by designated PRC certification authorities as qualified products and granted certification marks, otherwise the violator shall be ordered to make correction and be imposed with a fine ranging from RMB50,000 to RMB200,000 and the illegal income shall be confiscated. ECARX (Hubei) Tech has obtained compulsory product certifications for the relevant ECARX products.
Regulation on Radio Transmitting Equipment
According to the PRC Radio Regulations promulgated on September 11, 1993 and last amended on November 11, 2016, except for micro power short-distance radio transmitting equipment, for any production or import of other radio transmitting equipment for domestic sale and use, an application for model confirmation shall be filed with the radio regulatory authority. For anyone who, in violation of these regulations, produces or imports any radio transmitting equipment sold or used within the PRC without obtaining model confirmation, the radio regulatory authority shall order the violator to take corrective action and impose a fine ranging from RMB50,000 to RMB200,000 on the violator. If the violator refuses to take corrective action, the radio regulatory authority shall confiscate the radio transmitting equipment without model confirmation and impose a fine ranging from RMB200,000 to RMB1,000,000 on the violator. ECARX (Hubei) Tech has obtained the model confirmation for the relevant ECARX products.
Regulation on Import and Export of Goods
Pursuant to the PRC Foreign Trade Law promulgated on May 12, 1994 and last amended on November 7, 2016, foreign trade operators engaging in import or export of goods shall file records with the foreign trade department of the State Council or its authorized agency unless otherwise stipulated by the laws, administrative regulations or the foreign trade department of the State Council, and the Customs shall not process import and export declaration and clearance formalities for foreign trade operators which have not filed records in accordance with the relevant provisions. On December 30, 2022, the SCNPC promulgated the Decision on Amending the PRC Foreign Trade Law, effective on the date of the promulgation, which removes the filing requirements for foreign trade operators engaging in import or export of goods or technologies under the PRC Foreign Trade Law, which means that foreign trade operators engaging in import or export of goods do not need to file records with the foreign trade department of the State Council or its authorized agency since December 30, 2022.
According to the PRC Customs Law promulgated on January 22, 1987 and last amended on April 29, 2021, where a consignee or consignor of import or export goods goes through customs declaration procedures, it shall file for record with the customs, and in the event customs declaration business is engaged in without being filed with the customs, the customs shall impose a fine against the entity concerned. Under the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities, which was promulgated on November 19, 2021 and took effect on January 1, 2022, customs declaration entities include consignees or consignors of import or export goods that have filed for record with customs in accordance with these provisions, and consignors or consignees of import or export goods that apply for record-filing shall have obtained market entity qualifications and completed the record registration of foreign trade operators, the latter, however, has been cancelled since December 30, 2022. Record-filing of customs declaration entities shall be valid permanently. ECARX (Hubei) Tech has completed the record-filing of customs declaration entity (consignee or consignor of import or export goods).
Regulation on Product Liability and Consumer Protection
On May 28, 2020, the National People’s Congress approved the PRC Civil Code, which took effect on January 1, 2021. According to the Civil Code, if defective products are identified after they have been put into circulation, their manufacturers or sellers must timely take remedial measures such as warning announcement and product recall. If damage arises from a defective product, the aggrieved party may seek compensation from either the manufacturer or the seller of the product. If the defect is caused by the seller, the manufacturer will be entitled to seek indemnification from the seller upon compensation of the aggrieved party. If the products are manufactured or sold with known defects causing deaths or severe health issues, punitive damages may be claimed in addition to compensatory damages.
Pursuant to the PRC Product Quality Law promulgated on February 22, 1993 and last amended on December 29, 2018, a manufacturer is prohibited from making or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may claim compensation against the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the manufacture or sale of the products and could be subject to confiscation of the products or fines. Income from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the business license may be revoked.
Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. This law imposes stringent requirements and obligations on business operators. For example, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage, and term of validity of the products or services. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, or revocation of business licenses, as well as potential civil or criminal liabilities.
Regulation on Cyber Security and Privacy Protection
Regulations related to Cybersecurity and Data Security
The SCNPC, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, as later amended by the PRC State Council on January 8, 2011, which prohibits using the internet to leak state secrets or to spread socially destabilizing materials.
According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. The Cyber Security Law of the PRC, or the Cyber Security Law, which was promulgated on November 7, 2016 by the SCNPC and came into effect on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cyber Security Law requires that CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may be subject to the following penalties: (i) suspension of using such network products and services; (ii) a fine of more than one time and less than ten times the purchase price of such network products and services; (iii) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible. On September 12, 2022, the CAC newly released the Decision on Amending the Cyber Security Law (Draft for Comments), which proposes to adjust the penalty imposable under (ii) above to a fine of more than one time and less than ten times the purchase price of such network products and services or a fine less than 5% of the previous year’s turnover.
On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. According to the Review Measures, when the purchase of network products and services by a CIIO influences or may influence national security, a cybersecurity review shall be conducted pursuant to the Review Measures. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. CIIOs may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Cybersecurity reviews focus on assessing the national security risks associated with purchasing network products and services, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure and of its important data being stolen, leaked or destroyed, arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; and (v) other factors that may harm critical information infrastructure and/or national security. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Graded Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replace the Review Measures on February 15, 2022. According to the Revised Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review.
The Revised Review Measures further elaborate on the range of factors to be considered when assessing the level of national security risks involved in the relevant activities. In addition to those set forth in the Review Measures, the list has been expanded to include the following factors: (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) in connection with the listing of a company, the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to network information security. Specifically, the Revised Review Measures provide that an “online platform operator” who is in possession of personal information of more than one million users must report to the relevant cybersecurity review office for a cybersecurity review before listing in a foreign country. An operator undergoing cybersecurity review must take risk prevention and mitigation measures during such review in accordance with the relevant requirements of the cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the release of the Revised Review Measures, an official of the CAC indicated that an “online platform operator” should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited.
Furthermore, on July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, which took effect on September 1, 2021 and provides that critical information infrastructures, or CIIs, refer to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to these provisions, the relevant government authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as CIIOs. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which sets out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft Regulations on Network Data Security Management require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. It remains to be seen when and in what form will the draft Regulations on Network Data Security Management be enacted. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. However, as these provisions were newly issued or not yet effective drafts for comments, and the government authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs or “online platform operator.”
At the end of 2019, the CAC, issued the Provisions on Ecological Governance of Network Information Content, or the CAC Order 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its ecological governance of network information content. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. On July 12, 2021, the CAC, the MIIT and the Ministry of Public Security jointly issued the Circular of Issuing the Administrative Provisions on Security Vulnerabilities of Network Products, or Circular 66, which took effect on September 1, 2021. Circular 66 states that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish information relating to such security vulnerabilities. Anyone who is aware of the aforesaid offences should not provide any technical support, advertising, payment settlement and other assistance to the offenders. According to Circular 66, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. In order to ensure that security vulnerabilities in network products are fixed on a timely basis and reasonably reported, network product providers should perform certain obligations on the management of security vulnerabilities in their network products, including, among others, reporting the relevant vulnerability information to the Cybersecurity Threat and Vulnerability Information Sharing Platform of the MIIT within two days, which shall include the name, model, and version of the product affected by such security vulnerability, as well as the technical characteristics, degree of harm and scope of impact of such vulnerability. Circular 66 also prohibits the disclosure of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers. On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field defines the scope of data in the field of industry and information technology, and stipulates that all businesses which handle industrial and telecoms data in mainland China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. “Industrial data” refers to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. “Telecoms data” refers to the data generated and collected in the course of telecommunications business operations. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc. For general data, the data processors shall establish a life-cycle safety management system, assign management personnel, reasonably determine operation authority, formulate emergency plans, conduct emergency drills, conduct education and training, and keep log records.
On July 7, 2022, the CAC promulgated the Measures for Security Assessment of Cross-border Data Transfers, or the Security Assessment Measures, which took effect on September 1, 2022 and aims to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfers. It applies to the security assessment of important data and personal information that is collected and generated in the course of operations within mainland China and to be provided abroad by data processors. According to the Security Assessment Measures, if any of the following circumstances is implicated in a cross-border data transfer, the relevant data processor shall apply to the competent cyberspace administration authority for a security assessment: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. Prior to applying for security assessment, a data processor shall conduct self-assessment on the risks of cross-border data transfers, with an emphasis on the following matters: (i) the legality, legitimacy and necessity of the purpose, scope and method of cross-border data transfers and data processing of the overseas recipient; (ii) the scale, scope, type and sensitivity of the data to be provided cross-border, and the risks to national security, public interests or the legitimate rights and interests of individuals or organizations caused by cross-border data transfers; (iii) the responsibilities and obligations that the overseas recipient promises to undertake, and whether the overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations could guarantee the security of the data; (iv) risks of the data to be tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after cross-border data transfers, and whether the channel for the maintenance of personal information rights and interests is unobstructed; (v) whether the relevant contracts on the data to be concluded with the overseas recipient or other legally binding documents have fully agreed on the responsibilities and obligations to protect the data security; and (vi) other matters that may affect the security of cross-border data transfers. The result of a security assessment of cross-border data transfer would be valid for two years, commencing from the date when the result is issued, and the data processor shall re-apply for an assessment if certain circumstances occur within the period of validity or 60 business days prior to the expiration of the period of validity. For cross-border data transfers that have been carried out before the effectiveness of the Security Assessment Measures, if not in compliance with these measures, rectification shall be completed within six months from the effectiveness of the Security Assessment Measures.
Privacy Protection
Internet information service providers are required to maintain the integrity, confidentiality, and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal information protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal information, and internet information service providers are required to take technical and other necessary measures to ensure the security of the personal information collected and prevent the personal information from being divulged, damaged, or lost. Any violation of the Cyber Security Law may subject an internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or otherwise criminal liabilities. Furthermore, the Rules on the Protection of Personal Information of Telecommunications and Internet Users promulgated by the MIIT on July 16, 2013 and effective on September 1, 2013 prescribe detailed requirement on the use and collection of personal information and require security measures to be taken by telecommunications business operators and internet information service providers.
Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, which was issued and took effect on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable rules and regulations.
On August 16, 2021, the CAC, the NDRC and several other administrations jointly promulgated the Several Provisions on Automobile Data Security Management (for Trial Implementation), or the Provisions on Automobile Data Security, which took effect from October 1, 2021 and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and critical data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Relevant automobile data processor including automobile manufacturers, compartment and software providers, dealers, maintenance providers are required to process personal information and critical data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, personal information and critical data related to automobiles shall in principle be stored within the PRC and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to provide such data overseas. To process critical data, automobile data processors shall conduct risk assessment in accordance with regulations and submit risk assessment reports to related departments at provincial levels.
Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision, and disclosure of personal information should follow the principles of legitimacy, properness, and necessity. Furthermore, on August 20, 2021, the Personal Information Protection Law was promulgated by the SCNPC and took effect on November 1, 2021. The law integrated previously scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. As a result, all of our subsidiaries, whether within or outside China, could potentially become subject to the Personal Information Protection Law. Entities processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the territory of China, all personal information collected and produced within China. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities.
Regulation on Telecommunications Services
Telecommunications Regulations
The PRC Telecommunications Regulations promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services in China. The Telecommunications Regulations require that the network connection licensing system shall be implemented to telecommunications terminal equipment, radio telecommunications equipment and interconnection-related equipment, and the network connection license shall not be transferred. Whoever sells telecommunications terminal equipment without the network connection license shall be ordered to make correction and be imposed with a fine ranging from RMB10,000 to RMB100,000. ECARX (Hubei) Tech has obtained network connection licenses for the relevant ECARX products.
Internet Information Services
On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, which was amended on January 8, 2011. Under these measures, internet information services are categorized into commercial internet information services and non-commercial internet services. Non-commercial internet information service providers in China must file with the competent government authorities, and commercial internet information service providers in China must obtain an ICP License from the competent government authorities. Operators of certain specific information services, such as news, publishing, education, healthcare, medicine, and medical instruments must also comply with relevant laws and regulations and obtain approval from the competent government authorities.
Internet information service providers are required to monitor their websites. They cannot post or disseminate any content that falls within prohibited categories stipulated under relevant laws and regulations, and must stop providing any such content on their websites once identified. The competent government authorities may order internet information services operators that violate the content restrictions to rectify such violations and, in cases of serious violations, either revoke the ICP Licenses of commercial internet information services operators, or shutdown websites of non-commercial internet information services operators.
Regulation on Intellectual Property Rights
China is a party to several international treaties with respect to intellectual property right protection, including the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks, and the Patent Cooperation Treaty.
Patents
According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and currently effective from June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, there are three types of patents in China: invention patents, utility model patents, and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent (or 10 years for design patents filed prior to June 1, 2021), commencing from their respective application dates. The PRC patent system adopts a first-to-file principle, under which the person who files the patent application first is entitled to the patent if two or more persons file patent applications for the same subject. Any person or entity that utilizes a patent or conducts any other activities that infringe a patent without authorization of the patent holder must compensate the patent holder and is subject to a fine imposed by the relevant government authorities, and may be criminally liable in case of patent passing-off. In addition, any person or entity that files a patent application in a foreign country for an invention or utility model patent accomplished in China is required to report in advance to the State Council’s patent administrative authority for a confidentiality examination.
Copyrights
The PRC Copyright Law, which was last amended on November 11, 2020 and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations will own copyright in their copyrightable works, including works of literature, art, natural science, social science, engineering technology, and computer software, regardless of whether published or not. Copyright owners enjoy certain legal rights, including the right of publication, the right of authorship, and the right of reproduction. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, a copyright infringer will be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owner, and compensating for the loss of the copyright owner. Copyright infringers may also be subject to fines and administrative or criminal liabilities in severe situations.
Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, a software copyright owner may go through the registration procedures with a software registration authority recognized by the State Council’s copyright administrative authority. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.
Trademarks
Trademarks are protected by the PRC Trademark Law last amended on April 23, 2019 and the Implementation Regulations of the PRC Trademark Law promulgated by the State Council last amended on April 29, 2014. The PRC Trademark Office grants a ten-year term to registered trademarks, and the term may be renewed for another ten-year period upon request by the trademark owner. Where the trademark owner fails to do so, a grace period of six months may be granted. In the absence of renewal upon expiry, the registered trademark will be canceled. A trademark owner may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its records. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark that is applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark shall not infringe upon prior existing trademark rights of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. market regulatory departments have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case will be timely referred to a judicial authority and decided according to the law.
Domain Names
The MIIT promulgated the Administrative Measures of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. According to these measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become holders of such domain names upon the completion of the registration procedure.
Trade Secrets
According to the PRC Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and last amended on April 23, 2019, a “trade secret” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential; or (iv) instigating, inducing, or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping the confidentiality of trade secrets, disclosing, using, or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have misappropriated the others’ trade secrets.
Business operators who violate the provisions of the Anti-Unfair Competition Law and cause others to suffer damages shall bear civil liability, and where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The amount of compensation for a business operator who suffer damages due to unfair competition shall be determined on the basis of the actual losses suffered as a result of the infringement; where it is difficult to ascertain the actual losses, the amount of compensation shall be determined in accordance with the benefits gained by the infringing party from the infringement. If a business operator maliciously commits an act of infringing trade secrets and the case is serious, the amount of compensation may be determined at not less than one time and not more than five times the amount determined in accordance with the foregoing method. The amount of compensation shall also include reasonable expenses paid by the business operator to stop the infringement. If it is difficult to ascertain the actual losses suffered or benefits gained, the People’s Court shall, in consideration of the extent of the infringement, award compensation of less than RMB5,000,000 to the rights holder. Additionally, government authorities shall stop any illegal activities which infringe upon trade secrets and confiscate the illegal income from the infringing parties, and impose a fine between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB500,000 to RMB5,000,000).
On November 22, 2022, the SAMR released the PRC Anti-Unfair Competition Law (Draft for Comments) which proposes to increase the fine. Business operators and other natural persons, legal persons and unincorporated organizations which infringe upon trade secrets in violation of the provisions hereof, shall be ordered by the government authorities to cease the illegal activities, surrender the illegal income and pay a fine of between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB1,000,000 to RMB5,000,000).
Pursuant to the PRC Criminal Law promulgated by the National People’s Congress on July 1, 1979 and last amended on December 26, 2020, anyone that commits any of the following acts of trade secrets infringement, if the circumstances are serious, shall be sentenced to a fixed-term imprisonment of not more than 3 years and/or shall be fined; if the circumstances are especially serious, the infringing party shall be sentenced to a fixed-term imprisonment of not less than 3 years but not more than 10 years and shall be subject to fines: (i) obtaining trade secrets from their legal owners or holders through unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential. Any person who has knowledge of the circumstances referred to above but nevertheless obtains, discloses, uses or allows others to use such trade secrets shall be deemed to have infringed upon trade secrets.

Regulation on Foreign Exchange
General Administration of Foreign Exchange
Under the PRC Foreign Exchange Administrative Regulations promulgated on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currencies outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from the SAFE or its local branch.
Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC domestic companies may not repatriate payments denominated in foreign currencies received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign currencies under the current account with designated foreign exchange banks subject to a limit set by the SAFE or its local branch. Foreign currencies under the current account may be either retained or sold to a financial institution engaged in the settlement and sale of foreign currencies pursuant to the relevant SAFE rules and regulations. For foreign currencies under the capital account, approval by the SAFE is generally required for the retention or sale of such foreign currencies to a financial institution engaged in settlement and sale of foreign currencies.
Pursuant to the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by the SAFE on November 19, 2012 and last amended on December 30, 2019, or the SAFE Circular 59, approval of the SAFE is not required for opening a foreign exchange account and depositing foreign currencies into the accounts relating to direct investments. The SAFE Circular 59 also simplifies foreign exchange-related registration required for foreign investors to acquire the equity interest in PRC domestic companies and further improves the administration of foreign exchange settlement for foreign-invested enterprises. The Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment promulgated by the SAFE and effective on June 1, 2015 and last amended on December 30, 2019, or the SAFE Circular 13, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment, and simplifies the procedure for foreign exchange-related registration. Pursuant to the SAFE Circular 13, investors must register with banks for direct domestic investment and direct overseas investment.
Pursuant to SAFE Circular 19 promulgated by the SAFE on March 30, 2015 and amended on December 30, 2019, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise must truthfully use its capital for its own operating purposes within the scope of business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement, pending payment with the foreign exchange administration or the bank at the place where it is registered.
The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated by the SAFE and effective on June 9, 2016, or the SAFE Circular 16, stipulates that PRC domestic companies may also convert their foreign debts denominated in foreign currencies into Renminbi on a self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including foreign exchange capital and foreign debts) on a self-discretionary basis, which applies to all PRC domestic companies.
According to the PRC Market Entities Registration Administrative Regulations promulgated by the State Council on July 27, 2021 and effective on March 1, 2022, and other laws and regulations governing foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise must be registered with the SAMR or its local counterparts, and must be filed via the foreign investment comprehensive administrative system, if such foreign-invested enterprise does not involve special market-entry administrative measures prescribed by the PRC government.
On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation. This circular allows foreign-invested enterprises whose approved business scopes do not contain equity investment to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investment is real and complies with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place in China must be made in Renminbi. Income denominated in foreign currencies received by PRC domestic companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by the SAFE.
Pursuant to the SAFE Circular 13 and other foreign exchange laws and regulations, when setting up a new foreign-invested enterprise, the foreign-invested enterprise must register with a bank located at its place of registration after obtaining its business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its place of registration after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.
Based on the foregoing, if we intend to fund our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the foreign investment comprehensive administrative system, and register such with the local banks for the foreign exchange related matters.
Offshore Investment by PRC Residents
Under the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles issued by the SAFE and effective on July 4, 2014, or the SAFE Circular 37, PRC residents are required to register with local branches of the SAFE in connection with their direct or indirect offshore investment in overseas special purpose vehicles directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in PRC domestic companies, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the special purpose vehicles, such as changes of an individual PRC resident, the name or operating period of the special purpose vehicles, or when there is a significant change to the special purpose vehicles, such as changes of the individual PRC residents’ increase or decrease of the capital contribution in the special purpose vehicles, or any share transfer or exchange, merger, or division of the special purpose vehicles. At the same time, the SAFE issued the Operation Guidance for Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which took effect on July 4, 2014, as an attachment to the SAFE Circular 37.
Under the SAFE Circular 13, PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches will implement indirect supervision over foreign exchange registration of direct investment via the banks.
Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities, and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.
Regulation on Dividend Distribution
The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in China include the Company Law and the Foreign Investment Law and its implementation rules. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC domestic company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC domestic company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulation on Taxation
Enterprise Income Tax
According to the PRC Enterprise Income Tax Law promulgated by the National People’s Congress on March 16, 2007 and last amended on December 29, 2018 and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 and amended on April 23, 2019, the income tax rate for both PRC domestic companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either PRC resident enterprises or non-PRC resident enterprises. In addition, enterprises established outside China whose de facto management bodies are located in China are considered PRC resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.
In addition, an enterprise certified as a High-Tech Enterprise enjoys a reduced enterprise income tax rate of 15%. According to the Administrative Measures for the Certification of High-Tech Enterprises amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance, and the STA jointly determine whether an enterprise is a High-Tech Enterprise considering the ownership of core technology, whether the main technologies underlying the key products or services fall within the officially supported high-tech fields, the proportion of research and development personnel of the total staff, the proportion of research and development expenditure of total revenue, the proportion of high-tech products or services of total revenue, and other factors prescribed.
Value-Added Tax
According to the PRC Provisional Regulations on Value-Added Tax effective on January 1, 1994 and last amended on November 19, 2017 and its implementation rules effective on December 25, 1993 and last amended on October 28, 2011, unless stipulated otherwise, taxpayers who sell goods, labor services, or tangible personal property leasing services, or import goods will be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property or transfer land use rights will be subject to an 11% tax rate; and taxpayers who sell services or intangible assets will be subject to a 6% tax rate. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax, pursuant to which all enterprises and persons engaged in the sale of goods, provision of processing, repairing, and replacement services, sales of services, intangible assets, and real property, and the importation of goods into the PRC territory are VAT taxpayers.
According to the Circular of the Ministry of Finance and the State Taxation Administration on Adjusting Value-Added Tax Rates effective on May 1, 2018, where a taxpayer engages in taxable sales activity for the value-added tax purpose or imports goods, the previously applicable 17% and 11% rates are adjusted to 16% and 10%, respectively.

According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform effective on April 1, 2019, the generally applicable value-added tax rates are simplified as 13%, 9%, 6%, and 0%, and the value-added tax rate applicable to small-scale taxpayers is 3%.
Dividend Withholding Tax
The Enterprise Income Tax Law stipulates that an income tax rate of 10% applies to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are derived from sources within China.
Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax rate on the dividends received by the Hong Kong resident enterprise from a PRC resident enterprise may be reduced to 5%. According to the Circular on Several Questions Regarding the Beneficial Owner in Tax Treaties, which was issued by the STA on February 3, 2018 and took effect on April 1, 2018, when determining an applicant’s status as the beneficial owner regarding tax treatments in connection with dividends, interest, or royalties in the tax treaties, several factors are considered, including whether the applicant is obligated to pay over 50% of the income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levies tax at an extremely low rate, and such factors will be analyzed according to the actual circumstances of the specific cases.
Tax on Indirect Transfer
Pursuant to the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises issued by the STA on February 3, 2015 and last amended on December 29, 2017, or the STA Circular 7, an indirect transfer of assets, including equity interest in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, several factors are considered, including whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets, whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China, and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. The STA Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the STA issued the Circular on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or the STA Circular 37, which was amended by the Announcement of the State Taxation Administration on Certain Taxation Normative Documents issued by the STA on June 15, 2018. The STA Circular 37 further elaborates the relevant implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-PRC resident enterprises. Nevertheless, there remain uncertainties as to the interpretation and application of the STA Circular 7. The STA Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-PRC resident enterprises, being the transferors, were involved.
Regulation on Labor
Labor Law and Labor Contract Law
Pursuant to the PRC Labor Law effective on January 1, 1995 and last amended on December 29, 2018 and its implementation rules, employers must establish and improve work safety and health systems, enforce relevant national standards, and carry out work safety and health education for employees. In addition, pursuant to the PRC Labor Contract Law effective on January 1, 2008 and amended on December 28, 2012 and its implementation rules, employers must execute written labor contracts with full-time employees and comply with local minimum wage standards. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.
Social Insurance and Housing Fund
According to the PRC Social Insurance Law promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018 and the Administrative Regulations on Housing Provident Funds promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance, and also to housing funds. Any employer who fails to make such contribution may be fined and ordered to make good the deficit within a stipulated time limit.
Employee Stock Incentive Plan
Pursuant to the Notice of Issues Relating to the Foreign Exchange Administration for Domestic Persons Participating in Stock Incentive Plan of Overseas Listed Company issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year are, subject to a few exceptions, required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.
Regulation on Mergers and Acquisitions and Overseas Listing
On August 8, 2006, six PRC governmental and regulatory authorities, including MOFCOM and CSRC, promulgated the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the establishment of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules, both of which have a comment period that expires on January 23, 2022. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if the following conditions are met with respect to such issuer: (i) the operating income, gross profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China.
Under the draft Overseas Listing Rules, if a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). In addition, according to the draft Overseas Listing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) any material change to equity structure or a change of control of the issuer; and (iii) any material change to the offering and listing plan. The reporting entity shall also submit a report to the CSRC after the completion of the initial public offering and listing. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; and (iii) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer would necessitate a filing with the CSRC within three business days thereafter.
Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of private PRC domestic companies and follow-on offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC domestic companies that are already listed overseas and will allow sufficient time for transition.
According to the draft Overseas Listing Rules, an overseas offering or listing must not be undertaken if any of the following circumstances apply: (i) if the intended securities offering or listing is specifically prohibited by national laws or regulations; (ii) if the intended securities offering or listing may constitute a threat to or endangers national security as determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the PRC domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (v) if, in the past three years, any director, supervisor, or senior executive has been subject to administrative penalties for severe violations, or is currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (vi) other circumstances as prescribed by the State Council.
Based on the draft Overseas Listing Rules, PRC domestic companies are primarily responsible for compliance with the rules. Violation of the Overseas Listing Rules or the completion of an overseas listing in breach of the Overseas Listing Rules may result in a warning or a fine ranging from RMB1,000,000 to RMB10,000,000. Serious violations may further result in the suspension of business (pending rectification or otherwise), or revocation of operating permits or businesses licenses. Furthermore, the controlling shareholders, actual controllers, directors, supervisors, and other senior management personnel of the relevant PRC domestic companies may be subject to warning, or a fine ranging from RMB500,000 to RMB5,000,000, either individually or collectively.
On April 2, 2022, the CSRC and several other administrations jointly released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. The Draft Archives Rules applies to both overseas direct offerings and overseas indirect offerings. The Draft Archives Rules provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) if during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
This discussion and analysis should be read together with “Business,” “Selected Historical Financial Data of ECARX,” and our consolidated financial statements and related notes that are included elsewhere in this prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section of this prospectus entitled “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section of this prospectus entitled “Risk Factors” or elsewhere in this prospectus.
Overview of Our Business
We are transforming vehicles into seamlessly integrated information, communications and transportation devices. We are shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. Our current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, we are developing a full-stack automotive computing platform.
We were co-founded in 2017 by renowned Chinese entrepreneurs Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen to develop a full stack automotive computing platform to reshape the global mobility market by transforming next-generation vehicles into seamlessly integrated information, communications, and transportation devices.
We have established a successful track record during the five years since our inception. As of June 30, 2022, there were more than 3.7 million vehicles on the road with ECARX products and solutions onboard. As of June 30, 2022, we had a team of close to 2,000 full-time employees globally, among which approximately 1,400 belong to our R&D division, providing the foundation for us to serve 12 vehicle brands across Asia-Pacific and Europe.
Trends in vehicle electrification and implementation of connected and automated driving technology are reshaping the automotive industry as automotive OEMs develop new vehicle platforms from ground up, incorporating greater vehicle intelligence and a more centralized electrical/electronic architecture (“E/E architecture”). To meet these demands, we are developing an automotive technology platform that is uniquely informed by our strategic OEM collaborations, with a clear product roadmap.
Automotive Computing Platform
Infotainment Head Unit (“IHU”):   As the foundation for the development of our automotive computing platform, we started to offer our IHU products in 2017, covering various vehicle models within the Geely ecosystem. In addition to supporting regular infotainment functions including speech assistant service, navigation service, and multi-media, our IHU products also support Around View Monitoring (“AVM”) integration, augmented reality navigation and local-end natural language understanding (“NLU”) and natural language processing (“NLP”). Our IHU product line consists of a series of IHU models, as we have continued to upgrade and revolutionize our IHU products from IHU 1.0 to IHU 5.0.
Digital Cockpit:   Modern day cars are highly influenced by the advancements in digital technologies and diversified consumer demands. We commenced research and development of our Digital Cockpit in 2019, and adopted a centralized system design by breaking the boundaries of silos in the vehicle systems, so that, through unified system architecture and virtualization, multiple systems can be simultaneously run on a single SoC platform, reducing the system complexity and soliciting ECUs without sacrificing functionality. Our Digital Cockpit products offer more advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, full 3D user experience, and global function support. Our first and second-generation Digital Cockpit products have been deployed on Geely and Lynk & Co models since July 2021. We plan to continue our rapid innovation in our Digital Cockpit products. We are now collaborating with our key strategic partner, SiEngine, our joint venture with ARM China, to customize the next-generation E04 Core Module powered by StarEagle1000 — an automotive smart cockpit SoC developed by SiEngine,.
Automotive Central Computing Platform:   Building on our IHU and Digital Cockpit products, we plan to launch the Automotive Central Computing Platform that facilitates the transition from a domain-based E/E architecture to a more centralized computing platform. The Automotive Central Computing Platform is intended to be more compatible with more software solutions, simplifying and better enabling functional upgrades and future evolution. Our first-generation Automotive Central Computing Platform is currently in development.
SoC (System on a Chip) Core Modules
Increasing demands for vehicle intelligence and centralization of vehicle architecture have accelerated the transition from microcontroller units (“MCU”), which contain CPU as the only processing unit, to SoC, which comprises multiple processing units with significantly higher computing power.
Our vehicle chip-set solutions focus on SoC Core Modules. The SoC Core Module is a complete computing board that efficiently integrates SoC together with core and peripheral integrated circuits (“ICs”), and underpins the high performance of our computing platforms, reduces the complexity of the product design and provides an easy-to-develop core component for our customers.
•
MCU = CPU + Storage + Interface Unit

•
SoC = CPU + GPU + DSP + NPU + Storage + Interface Unit

•
SoC Core Module = SoC + Key ICs (i.e. power management IC + Storage (module storage) + Interface Units (rich peripheral interfaces))

We develop SoC Core Modules with partners and semiconductor manufacturers. Our current production E-Series (E01, E02 and E03) Core Modules are utilized in our IHU and Digital Cockpit platforms. As of June 30, 2022, we supplied over 1.5 million units of E-series Core Modules to our OEM and Tier 1 automotive supplier customers.
We are in the process of developing our next-generation SoC Core Modules in collaboration with SiEngine. Our pipeline product, E04 Core Module, is purpose-built to support more advanced vehicle intelligent features and will be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products. SiEngine is primarily responsible for the design and development of, and holds the relevant intellectual property to, the StarEagle1000 SoC of our E04 SoC Core Module. ECARX is contributing to define the automotive requirements and is responsible for the software-hardware development and integration of SoC Core Modules based on the SiEngine SoC. ECARX continues to invest in the development to enhance the capability of SoC Core Modules for the automotive industry.
Operating System (“OS”)
The operating system plays a pivotal role in the automotive technology stack as it connects the hardware with application software. The architecture of the operating system directly impacts the performance of the automotive computing platform products while the functionalities offered by the OS can simplify the development of applications that run on top of it. As such, the OS is another building block of our technology platform. Our OS efforts are focused on maximizing the power of ECARX SoC Core Modules and enabling application developers to build innovative functions and applications for the devices powered by ECARX SoC Core Modules.
Software Stack
Our software integrates intelligent, connected technology to enhance the rider experience. We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system, in addition to a host of digital cockpit applications that can be further categorized as customized auto API service and localization functions. We are also developing software to deliver advanced driver-assistance systems (“ADAS”) and unsupervised highway driving features as well as control over key vehicle systems to enable functionality and improve performance (such as functional safety).

Key Factors Affecting Our Results of Operations
Our results of operations are affected by the following company-specific factors.
Our ability to continue to increase the sales of our products and services
Since our incorporation, Geely Holding and its ecosystem OEMs have been important contributors to our revenues. We began to market and sell our products and services to other OEMs and Tier 1 automotive suppliers in 2019 and 2020 respectively. Our results of operations depend significantly on our ability to continue to attract orders from OEMs and Tier 1 automotive supplier, which can affect our sales volume. In addition, it is critical for us to successfully manage production ramp-up and quality control in order to deliver in computing platform, SoC products and software solutions to our customers in adequate volume and high quality.
Continued investments in R&D and innovation
Our financial performance will be significantly dependent on our ability to maintain our position as a leading automotive computing platform provider. We expect to incur substantial and potentially increasing research and development expenses. We develop most of our key technologies in-house to support a rapid pace of innovation. Accordingly, we dedicate significant resources towards research and development and invest heavily in recruiting talent. As of June 30, 2022, we had a team of over 2,000 full-time employees globally, among which nearly 1,400 belong to our R&D division.
Our ability to maintain and improve operating efficiency
Our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is critical to the success of our business and our future profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.
Key Components of Results of Operations
Revenues
We generate revenues primarily through sales of goods, software licensing and services provision.
Sales of goods revenues.   Our main products include:
•
Automotive computing platform, which we supply to OEMs and Tier 1 suppliers to be assembled on cars with infotainment head unit or digital cockpit;

•
SoC (“system on a chip”) Core Modules, where we sell standardized computing board, which integrates SoC with core integrated circuits and peripheral to OEMs or Tier 1 suppliers; and

•
Automotive merchandise and other products, which are primarily basic electronic components such as resistor, capacitor and circuit board sold to automotive suppliers.

Software licensing.   We generate revenues for licensing our customers the rights to the intellectual property of bundled software. Such bundled software is configured into standardized in-vehicle operating system by us to support the overall in-vehicle software framework and infrastructure of OEMs.
Service revenues.   We generate revenues by providing the following services:
•
Automotive computing platform design and development service

•
Connectivity service, which enables end-users of automobiles access to the internet; and,

•
Other services, including technical consulting services provided to automotive companies. The performance obligations are satisfied, and revenues recognized, upon customers’ acceptance of the services.

The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods revenues	1,678,234	74.9	1,983,817	296,176	71.4	802,679	74.0	858,080	128,108	65.4
Software License revenues	71,297	3.2	261,265	39,006	9.4	162,303	15.0	78,995	11,794	6.0
Service revenues	491,532	21.9	533,981	79,721	19.2	119,880	11.0	375,495	56,060	28.6
Total	2,241,063	100.0	2,779,063	414,903	100.0	1,084,862	100.0	1,312,570	195,962	100.0
Cost of revenues
Our cost of revenues can be categorized as cost of goods sold, cost of software license and cost of services, which are the costs and expenses that are directly related to providing our products and services to customers. These cost and expenses primarily include (i) costs of raw materials and processing fee charged by outsourced factories, (ii) warehousing and transportation costs of inventories, (iii) staff costs of the employees of the quality control department and supply chain department, including share-based compensation expenses; and (iv) others, primarily consisted of depreciation, warranty cost, and license fees of software purchased from suppliers.
We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to expand our business.
The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our revenues for the periods indicated.
	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,524,744	68.1	1,749,188	261,146	62.9	689,052	63.6	687,208	102,597	52.3
Cost of software license	27,926	1.2	32,164	4,802	1.2	16,167	1.5	29,577	4,416	2.3
Cost of services	137,005	6.1	180,518	26,951	6.5	82,984	7.6	169,138	25,252	12.9
Total	1,689,675	75.4	1,961,870	292,899	70.6	788,203	72.7	885,923	132,265	67.5
Operating expenses
Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) others, net.
The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenues for the periods indicated.
	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	706,018	31.5	1,209,385	180,556	43.5	485,894	44.8	596,055	88,989	45.4
Selling and marketing expenses	60,643	2.7	82,827	12,366	3.0	30,806	2.8	34,738	5,186	2.6
General and administrative expenses	215,008	9.6	506,873	75,674	18.2	186,335	17.2	408,007	60,914	31.1
Others, net	200	—	(207)	(31)	—	455	—	1,534	229	0.1
Total	981,869	43.8	1,798,878	268,565	64.7	703,490	64.8	1,040,334	155,318	79.2

Our research and development expenses primarily consist of direct material cost, outsourced development expenses, payroll and related costs including share-based compensation related to researching and developing new technologies and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. We expect our research and development expenses to increase as we expand our business operations and our research and development team, enhance our technologies, and develop new features and functionalities on our platform.
Our selling and marketing expenses primarily consist of payroll and related cost including share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. We expect to continue to strategically incur selling and marketing expenses in strengthening our brand image.
General and administrative expenses primarily consist of (i) employee benefit expenses, (ii) share-based compensation, (iii) travelling and general expenses, and (iv) professional service fees. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future, as we will incur additional expenses related to the anticipated growth of our business and our operations as a public company.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
China
Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, our mainland China subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.
We are currently subject to value added tax, or VAT, at rates between 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with the law in mainland China.
Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.
If our company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Relating to Doing Business in China — If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”
Impact of COVID-19
The ongoing COVID-19 pandemic has severely impacted China and the rest of the world, and it has resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries. Our revenue growth was negatively impacted in the first quarter of 2020 by the

COVID-19 pandemic. We started to recover in April 2020. Starting from March 2022, with the new Omicron variant spreading rapidly in certain parts of China, many social restrictions and quarantine measures have been reintroduced and tightened, and there have been substantial disruptions and delays to the supply chain and warehousing and logistics networks that are critical to the business operations of our customers and business partners and of ourselves. The potential downturn brought by and the duration of the ongoing COVID-19 pandemic may be difficult to assess or predict, and any associated negative impact on us will depend on many factors beyond our control, such as the availability and effectiveness of any vaccines. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. See “Risk Factors — Risks Relating to Our Business and Industry — The COVID-19 pandemic continues to impact our business and could materially and adversely affect our financial condition and results of operations.”
Results of Operations
The following table sets forth our results of operations with line items in absolute amount and as a percentage of our revenues for the periods indicated.
	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, tempt percentages)
Revenue
− Sales of goods revenues	1,678,234	74.9	1,983,817	296,176	71.4	802,679	74.0	858,080	128,108	65.4
− Software license revenues	71,297	3.2	261,265	39,006	9.4	162,303	15.0	78,995	11,794	6.0
− Service revenues	491,532	21.9	533,981	79,721	19.2	119,880	11.0	375,495	56,060	28.6
Total revenues	2,241,063	100.0	2,779,063	414,903	100.0	1,084,862	100.0	1,312,570	195,962	100.0
Cost
− Cost of goods sold	(1,524,744)	(68.1)	(1,749,188)	(261,146)	(62.9)	(689,052)	(63.6)	(687,208)	(102,597)	(52.3)
− Cost of software licenses	(27,926)	(1.2)	(32,164)	(4,802)	(1.2)	(16,167)	(1.5)	(29,577)	(4,416)	(2.3)
− Cost of services	(137,005)	(6.1)	(180,518)	(26,951)	(6.5)	(82,984)	(7.6)	(169,138)	(25,252)	(12.9)
Total cost of revenues	(1,689,675)	(75.4)	(1,961,870)	(292,899)	(70.6)	(788,203)	(72.7)	(885,923)	(132,265)	(67.5)
Gross profit	551,388	24.6	817,193	122,004	29.4	296,659	27.3	426,647	63,697	32.5
Operating expenses:
− Research and development expenses	(706,018)	(31.5)	(1,209,385)	(180,556)	(43.5)	(485,894)	(44.8)	(596,055)	(88,989)	(45.4)
− Selling and marketing expenses	(60,643)	(2.7)	(82,827)	(12,366)	(3.0)	(30,806)	(2.8)	(34,738)	(5,186)	(2.6)
− General and administrative expenses	(215,008)	(9.6)	(506,873)	(75,674)	(18.2)	(186,335)	(17.2)	(408,007)	(60,914)	(31.1)
− Others. net	(200)	—	207	31	—	(455)	—	(1,534)	(229)	(0.1)
Total operating expenses	(981,869)	(43.8)	(1,798,878)	(268,565)	(64.7)	(703,490)	(64.8)	(1,040,334)	(155,318)	(79.2)
Loss from operation	(430,481)	(19.2)	(981,685)	(146,561)	(35.3)	(406,831)	(37.5)	(613,687)	(91,621)	(46.7)
Interest income	28,480	1.3	11,783	1,759	0.4	7,111	0.7	4,584	684	0.3
Interest expenses	(59,128)	(2.6)	(131,666)	(19,657)	(4.7)	(111,054)	(10.2)	(19,153)	(2,859)	(1.5)
Share of results of equity method investments	148	—	(2,519)	(376)	(0.1)	487	—	(65,995)	(9,853)	(5.0)
Unrealized gains on equity securities	—	—	—	—	—	—	—	34,615	5,168	2.6
Gains on deconsolidation of a subsidiary	—	—	10,579	1,579	0.4	—	—	71,974	10,745	5.5

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, tempt percentages)
Change in fair value of warrant liabilities	(39,635)	(1.8)	(111,299)	(16,617)	(4.0)	(111,299)	(10.3)	—	—	—
Government grants	5,998	0.3	4,507	673	0.2	3,031	0.3	28,154	4,203	2.1
Foreign currency exchange gains, net	54,842	2.4	18,315	2,734	0.7	13,637	1.3	(10,656)	(1,591)	(0.8)
Loss before income taxes	(439,776)	(19.6)	(1,181,985)	(176,466)	(42.4)	(604,918)	(55.7)	(570,164)	(85,124)	(43.5)
Income tax expenses	(228)	—	(3,447)	(514)	(0.1)	(1,418)	(0.1)	(432)	(64)	—
Net loss	(440,004)	(19.6)	(1,185,432)	(176,980)	(42.5)	(606,336)	(55.8)	(570,596)	(85,188)	(43.5)

Non-GAAP Financial Measures
We use adjusted net loss and adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. We define adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.
We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.
Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted net loss and adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
The tables below set forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the periods indicated:
	Year Ended December 31,			Six Months Ended June 30,
	2020	2021		2021	2022
	(in thousands)
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Share-based compensation expenses	11,410	179,933	26,863	38,694	195,037	29,118
Adjusted net loss	(428,594)	(1,005,499)	(150,117)	(567,642)	(375,559)	(56,070)
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Interest income	(28,480)	(11,783)	(1,759)	(7,111)	(4,584)	(684)
Interest expense	59,128	131,666	19,657	111,054	19,153	2,859
Income tax expenses	228	3,447	514	1,418	432	64
Depreciation of property and equipment	38,480	43,137	6,440	21,118	22,542	3,365

	Year Ended December 31,			Six Months Ended June 30,
	2020	2021		2021	2022
	(in thousands)
	RMB	RMB	US$	RMB	RMB	US$
Amortization of intangible assets	20,478	21,875	3,266	11,401	11,300	1,687
Share-based compensation expenses	11,410	179,933	26,863	38,694	195,037	29,118
Adjusted EBITDA	(338,760)	(817,157)	(121,999)	(429,762)	(326,716)	(48,779)
Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021
Revenues
	For the Six months ended June 30.
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%
	(In thousands, except percentages)
Sales of Goods Revenues	802,679	858,080	128,108	55,401	8,271	6.9
Automotive computing platform	579,219	608,078	90,784	28,859	4,309	5.0
SoC Core Modules	119,661	188,338	28,118	68,677	10,253	57.4
Merchandise and other products	103,799	61,664	9,206	(42,135)	(6,291)	(40.6)
Software License Revenues	162,303	78,995	11,794	(83,308)	(12,438)	(51.3)
Service Revenues	119,880	375,495	56,060	255,615	38,162	213.2
Automotive computing Platform − Design and development service	21,848	241,090	35,994	219,242	32,732	1,003.5
Connectivity service	88,562	107,949	16,116	19,387	2,894	21.9
Other services	9,470	26,456	3,950	16,986	2,536	179.4
Total Revenues	1,084,862	1,312,570	195,962	227,708	33,995	21.0
Our revenues increased by RMB227.7 million (US$34.0 million) from RMB1,084.9 million for the six months ended June 30, 2021 to RMB1,312.6 million (US$196.0 million) for the six months ended June 30, 2022, primarily driven by an increase in the demand for automotive computing platform, design and development service from OEM customers and Tier 1 partners and in the sales of our newly launched Digital Cockpit platform (developed based on E03 Core Module and Snapdragon8155), as well as an expansion of the sales of E-series Core Modules through Tier 1 partners.
Sales of Goods Revenues.   Sales of goods revenues increased by RMB55.4 million (US$8.3 million) from RMB802.7 million for the six months ended June 30, 2021 to RMB858.1 million (US$128.1 million) for the six months ended June 30, 2022, primarily due to an increase in the sales of our newly launched Digital Cockpit platform and the resultant shift in our portfolio revenue mix from IHU to Digital Cockpit, which carries a higher total revenue per unit.
Software License Revenues.   Software license service revenues decreased significantly by RMB83.3 million (US$12.4 million) from RMB162.3 million for the six months ended June 30, 2021 to RMB79.0 million (US$11.8 million) for the six months ended June 30, 2022. We generated software license revenues by licensing Tier 1 automotive suppliers with vehicle intelligence-related technologies. The downtrend in this revenue stream is mainly caused by a one-off RMB48.8 million software license deal signed in the first half of 2021, as well as the scheduling of new platform product launches.
Service Revenues.   Service revenues increased significantly by RMB255.6 million (US$38.2 million) from RMB119.9 million for the six months ended June 30, 2021 to RMB375.5 million (US$56.1 million) for the six months ended June 30, 2022. Revenue from other services increased mainly due to an increase in the demand for automotive computing platform design and development services from OEM customers and Tier 1 partners.

Cost of revenues
	For the Six Months Ended June 30,
	2021	2022		Change
	RMB	RMB	US$	RMB	US%	%
	(In thousands, except percentages)
Cost of revenues
Cost of goods sold	689,052	687,208	102,597	(1,844)	(275)	(0.3)
Cost of software licenses	16,167	29,577	4,416	13,410	2,002	82.9
Cost of services	82,984	169,138	25,252	86,154	12,862	103.8
Total	788,203	885,923	132,265	97,720	14,589	12.4
Our cost of revenues increased by RMB97.7 million (US$14.6 million) from RMB788.2 million for the six months ended June 30, 2021 to RMB885.9 million (US$132.3 million) for the six months ended June 30, 2022. The increase was primarily due to the increased impairment losses of contract cost assets and increased cost of outsourcing related to the connectivity service. We outsourced the work for end users after we completed the transfer of the rights to access and process personal data in December 2021.
Gross profit and gross margin
	For the Six Months Ended June 30,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%
	(In thousands, except percentages)
Gross profit	296,659	426,647	63,697	129,988	19,407	43.8
Gross margin (%)	27.3	32.5	32.5	—	—	—
As a result of the successful expansion of our product and service categories, our gross profit increased from RMB296.7 million for the six months ended June 30, 2021 to RMB426.6 million (US$63.7 million) for the six months ended June 30, 2022 and our gross margin increased from 27.3% for the six months ended June 30, 2021 to 32.5% for the six months ended June 30, 2022. Product innovation was a key driver of profitability improvement, such as the launch of new Digital Cockpit platform. We also expanded our research and development service to meet the demand of our customers.
The change in gross margin was primarily due to a shift to newly launched products and an increased demand by OEM customers of such products, along with an increase in the demand for automotive computing platform, design and development services from OEM customers and Tier 1 partners.
Operating expenses
	For the Six Months Ended June 30,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	485,894	596,055	88,989	110,161	16,447	22.7
Selling and marketing expenses	30,806	34,738	5,186	3,932	587	12.8
General and administrative expenses	186,335	408,007	60,914	221,672	33,095	119.0
Others, net	455	1,534	229	1,079	161	237.1
Total	703,490	1,040,334	155,318	336,844	50,290	47.9
Research and development expenses.   Research and development expenses consist primarily of (i) employee-related costs, including salaries, benefits, bonuses and share-based compensation, for our research and development personnel, (ii) outsourced research and development expenses, (iii) rental expenses, (iv) depreciation, and (v) other expenses associated with our research and development activities. Our research and development expenses increased by RMB110.2 million (US$16.4 million) from RMB485.9 million for the six months ended June 30, 2021 to RMB596.1 million (US$89.0 million) for the six months ended June 30, 2022, mainly because we dedicated significant resources towards research and development and invested heavily in recruiting talent in developing Automotive Central Computing Platform and innovation in Digital Cockpit products. Specifically research and development employee-related costs increased by RMB84.0 million (US$12.5 million) and outsourced research and development expenses increased by RMB62.0 million (US$9.3 million), while information system expenses decreased by RMB57.2 million (US$8.5 million).
Selling and marketing expenses.   Our selling and marketing expenses consist primarily of (i) employee-related costs, including salaries, bonuses, benefits and share-based compensation, for our employees responsible for business development, branding and marketing, and (ii) other selling and marketing expenses, including related to advertising, events, brand building and product marketing activities. Our selling and marketing expenses increased by RMB3.9 million (US$0.6 million) from RMB30.8 million for the six months ended June 30, 2021 to RMB34.7 million (US$5.2 million) for the six months ended June 30, 2022, primarily because we expanded our marketing team to support business growth and brand building.
General and administrative expenses.   Our general and administrative expenses consist of employee-related costs, including salaries, bonuses, benefits and share-based compensation paid to general and administrative personnel and other expenses associated with our general and administrative activities. Our general and administrative expenses increased by RMB221.7 million (US$33.1 million) from RMB186.3 million for the six months ended June 30, 2021 to RMB408.0 million (US$60.9 million) for the six months ended June 30, 2022, primarily due to the recognition of share-based compensation expenses in the amount of RMB167.6 million (US$25.0 million), the increase of RMB49.6 million (US$7.4 million) in employee-related costs, such as salaries, bonuses, benefits, and the increase of RMB11.4 million (US$1.7 million) in professional services fees associated with our international expansion and compliance requirements.
Loss from operation
As a result of the foregoing, we had a loss from operation of RMB613.7 million (US$91.6 million) for the six months ended June 30, 2022, in comparison with a loss from operation of RMB406.8 million for the six months ended June 30, 2021.
Interest income
Interest income primarily consists of interest earned on cash deposits in banks. Our interest income decreased by RMB2.5 million (US$0.4 million) from RMB7.1 million for the six months ended June 30, 2021 to RMB4.6 million (US$0.7 million) for the six months ended June 30, 2022, primarily due to the reduction in our cash deposits which were used to repay borrowings.
Interest expenses
Our interest expenses decreased by RMB91.9 million (US$13.7 million) from RMB111.1 million for the six months ended June 30, 2021 to RMB19.2 million (US$2.9 million) for the six months ended June 30, 2022, primarily attributable to a decrease in outstanding loan due to repayment.
Share of results of equity method investment
We recognized a loss from equity method investments of RMB66.0 million (US$9.9 million) for the six months ended June 30, 2022, primarily due to the share of loss from our equity method investments.
Gains on equity securities
In April 2022, Volvo Car Corporation, the controlling interest holder of Zenseact, made capital contribution of SEK800 million to Zenseact to obtain 6,447 newly issued common shares. The capital contribution provided the observable price for our investment in Zenseact. We evaluated its investment’s carrying amount based on the observable price, and recognized a gain of RMB34.6 million (US$5.17 million) in unrealized gains on equity securities for the six months ended June 30, 2022.
Gains on deconsolidation of a subsidiary
In January 2022, Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”), our PRC subsidiary, entered into certain financing agreements with third party investors, pursuant to which such investors contributed a total amount of RMB10.0 million in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. As a result of the transaction, our equity interest in Suzhou Photon-Matrix decreased from 50.9% to 49.2%, and we no longer control Suzhou Photon-Matrix. On the date we lost control in Suzhou Photon-Matrix, we remeasured our retained equity interest in Suzhou Photon-Matrix at a fair value of RMB64.0 million with backsolve method, a market approach, plus the carrying amount of noncontrolling interest in Suzhou Photon-Matrix of RMB33.6 million, minus the carrying amount of Suzhou Photon-Matrix’s net assets of RMB25.6 million. We therefore recorded a gain of RMB72.0 million (US$10.7 million) as a result of the deconsolidation.
Change in fair value of warrant liabilities
We recorded loss in fair value of warrant liabilities of RMB111.3 million for the six months ended June 30, 2021, compared to nil for the six months ended June 30, 2022. The warrant holder exercised the warrants to purchase Series Angel Preferred Shares in May 2021, therefore the change in fair value of warrant liabilities was nil for the six months ended June 30, 2022.
Government grants
For the six months ended June 30, 2021 and 2022, we received government grants totaling RMB3.0 million and RMB28.2 million (US$4.2 million), respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for investment in research and development activities.
Foreign currency exchange gains, net
We recorded foreign currency exchange gains of RMB13.6 million for the six months ended June 30, 2021, compared to a loss of RMB10.7 million (US$1.6 million) for the six months ended June 30, 2022. The net change in foreign currency exchange gains was primarily attributable to fluctuations in exchange rates.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Sales of Goods Revenues	1,678,234	1,983,817	296,176	305,583	45,622	18.2
Automotive computing platform	1,265,227	1,423,548	212,530	158,321	23,637	12.5
SoC Core Modules	203,402	333,421	49,778	130,019	19,411	63.9
Merchandise and other products	209,605	226,848	33,863	17,243	2,574	8.2
Software License Revenues	71,297	261,265	39,006	189,968	28,361	266.4
Service Revenues	491,532	533,981	79,721	42,449	6,338	8.6
Automotive computing Platform – Design and development service	297,801	306,358	45,738	8,557	1,278	2.9
Connectivity service	172,841	183,849	28,120	15,508	2,315	9.0
Other services	20,890	39,274	5,863	18,384	2,745	88.0
Total Revenues	2,241,063	2,779,063	414,903	538,000	80,321	24.0
Our revenues increased by RMB538.0 million (US$80.3 million) from RMB2,241.1 million for the year ended December 31, 2020 to RMB2,779.1 million (US$414.9 million) for the year ended December 31, 2021,

primarily due to an increase in the sales of automotive computing platform products and the sales of newly launched Digital Cockpit platform, as well as expansion of the sales of E-series Core Modules through Tier 1 partners.
Sales of Goods Revenues.   Sales of goods revenues increased by RMB305.6 million (US$45.6 million) from RMB1,678.2 million for the year ended December 31, 2020 to RMB1,983.8 million (US$296.2 million) for the year ended December 31, 2021, primarily driven by an increase in the selling prices of IHU products, as well as the launch of new Digital Cockpit platform that resulted in a shift in our portfolio revenue mix from IHU to Digital Cockpit which has a higher total revenue per unit.
Software License Revenues.   Software license service revenues increased significantly by RMB190.0 million (US$28.4 million) from RMB71.3 million for the year ended December 31, 2020 to RMB261.3 million (US$39.0 million) for the year ended December 31, 2021. We generated software license revenues by licensing Tier 1 automotive suppliers with vehicle intelligence-related technologies.
Service Revenues.   Service revenues increased by RMB42.5 million (US$6.3 million) from RMB491.5 million for the year ended December 31, 2020 to RMB534.0 million (US$79.7 million) for the year ended December 31, 2021. Revenue from other services increased mainly due to the increase of demand on technical consulting services from OEM customers and Tier 1 partners and because we continued to provide connectivity services for which prepayments had been made by our customers.
Cost of revenues
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands except percentages)
Cost of revenues
Cost of goods sold	1,524,744	1,749,188	261,146	224,444	33,509	14.7
Cost of software licenses	27,926	32,164	4,802	4,238	633	15.2
Cost of services	137,005	180,518	26,951	43,513	6,496	31.8
Total	1,689,675	1,961,870	292,899	272,195	40,638	16.1
Our cost of revenues increased by RMB272.2 million (US$40.6 million) from RMB1,689.7 million for the year ended December 31, 2020 to RMB1,961.9 million (US$292.9 million) for the year ended December 31, 2021. The increase was primarily driven by the shift to new Digital Cockpit platform and E series Core Modules products which had higher cost per unit than last generation of products. The increased sales of these new products also contributed to the increase of cost of goods sold.
Gross profit and gross margin
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	USS	%
	(In thousands, except percentages)
Gross profit	551,388	817,193	122,004	265,305	39,684	45.2
Gross margin (%)	24.6	29.4	29.4	—	—	—
As a result of successful expansion of the sales of our product and service categories, our gross profits increased from RMB551.4 million for the year ended December 31, 2020 to RMB817.2 million (US$122.0 million) for the year ended December 31, 2021 and our gross margins increased from 24.6% for the year ended December 31, 2020 to 29.4% for the year ended December 31, 2021. Product innovation was a key driver of profitability improvement, such as the launch of new Digital Cockpit platform. We also expanded our research and development service to meet the demand of our customers.

The change in gross margin was primarily due to a shift to newly launched products and an increased demand by OEM customers of such products, along with an expansion of sales channel to Tier 1 partners for E series Core Modules.
Operating expenses
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(In thousands, except percentages)
Operating expenses
Research and development expenses	706,018	1,209,385	180,556	503,367	75,151	71.3
Selling and marketing expenses	60,643	82,827	12,366	22,184	3,312	36.6
General and administrative expenses	215,008	506,873	75,674	291,865	43,574	135.7
Others, net	200	(207)	(31)	(407)	(61)	(203.5)
Total	981,869	1,798,878	268,565	817,009	121,976	83.2
Research and development expenses.   Our research and development expenses increased by RMB503.4 million (US$75.2 million) from RMB706.0 million for the year ended December 31, 2020 to RMB1,209.4 million (US$180.6 million) for the year ended December 31, 2021, primarily driven by our increased talent recruitment activities, and investment on developing of our central computing platform, autonomous driving technology and core operating system. Payroll costs related to research and development increased by RMB346.7 million (US$51.8 million), outsourced research and development expenses increased by RMB83.1 million (US$12.4 million), and costs related to non-employee contract personnel increased by RMB31.8 million (US$4.7 million).
Selling and marketing expenses.   Our selling and marketing expenses increased by RMB22.2 million (US$3.3 million) from RMB60.6 million for the year ended December 31, 2020 to RMB82.8 million (US$12.4 million) for the year ended December 31, 2021, primarily driven by our continued investments in advertising, marketing, and promotional activities as part of our commercial expansion across several geographic markets.
General and administrative expenses.   Our general and administrative expenses increased by RMB291.9 million (US$43.6 million) from RMB215.0 million for the year ended December 31, 2020 to RMB506.9 million (US$75.7 million) for the year ended December 31, 2021, as a result of our business expansion. The increase primarily reflects higher staffing costs to support the daily operation and managements as well as higher leasing costs to support business site expansion.
Loss from operation
As a result of the foregoing, we had a loss from operation of RMB981.7 million (US$146.6 million) for the year ended December 31, 2021, in comparison with a loss from operation of RMB430.5 million for the year ended December 31, 2020.
Interest income
Our interest income decreased by RMB16.7 million (US$2.5 million) from RMB28.5 million for the year ended December 31, 2020 to RMB11.8 million (US$1.8 million) for the year ended December 31, 2021, primarily due to a decrease in our bank deposits as we allocated an increasing amount of working capital for our business expansion endeavors.
Interest expenses
Our interest expenses increased by RMB72.6 million (US$10.8 million) from RMB59.1 million for the year ended December 31, 2020 to RMB131.7 million (US$19.7 million) for the year ended December 31, 2021, primarily due to an increase in the amount of loans taken for working capital and general corporate purpose.

Gains on deconsolidation of a subsidiary
ECARX sold 2% equity interest of a PRC subsidiary at the cash consideration of RMB1.0 million in September 2021. As a result of the transaction, our equity interest in such subsidiary decreased from 51% to 49% and we lost control over the subsidiary. On the date we lost control in the subsidiary, we remeasured our retained equity interest in the entity at fair value in the amount of RMB24.5 million and recorded a gain of RMB10.6 million (US$1.6 million) as a result the deconsolidation.
Change in fair value of warrant liabilities
We recorded loss in fair value of warrant liabilities of RMB39.6 million for the year ended December 31, 2020, compared to a loss of RMB111.3 million (US$16.6 million) for the year ended December 31, 2021. The increase in loss in fair value of warrant liabilities was primarily due to the changes in the valuation of warrant liabilities.
Government grants
For the years ended December 31, 2021 and 2020, we received government grants totaling RMB4.5 million (US$0.7 million) and RMB6.0 million, respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for investment in research and development activities.
Foreign currency exchange gains, net
We recorded foreign currency exchange gains of RMB54.8 million for the year ended December 31, 2020, compared to a gain of RMB18.3 million (US$2.7 million) for the year ended December 31, 2021. The net change in foreign currency exchange gains was primarily attributable to fluctuations in exchange rates.
Liquidity and Capital Resources
Cash flows and working capital
The following table sets forth a summary of our cash flows for the periods indicated.
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(368,046)	(872,325)	(130,235)	(294,029)	(286,977)	(42,845)
Net cash used in investing activities	(91,112)	(1,391,361)	(207,725)	(223,018)	(175,563)	(26,211)
Net cash provided by financing activities	1,138,126	2,192,792	327,375	1,477,362	195,356	29,166
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,023)	(32,019)	(4,780)	(22,553)	4,367	652
Net increase (decrease) in cash and restricted cash	668,945	(102,913)	(15,365)	937,762	(262,817)	(39,238)
Cash and restricted cash at the beginning of the year	334,931	1,003,876	149,875	1,003,876	900,963	134,510
Cash and restricted cash at the end of the year	1,003,876	900,963	134,510	1,941,638	638,146	95,272
To date, we have funded our operating and investing activities primarily through cash generated from historical financing activities and drawdowns on credit facilities.
In 2020 and 2021, we issued a total of 22,500,000 Series A preferred shares for a total cash consideration of US$180.0 million. In March 2021, we issued 3,356,949 Series A+ preferred shares for a total cash consideration of US$28.2 million. In May 2021, we issued 5,043,104 Series Angel Preferred Shares for a total cash consideration of US$12.7 million to certain investor. In May 2021, we issued 21,255,132 Series A+ preferred shares for a total cash consideration of US$178.5 million. In December 2021, we issued 7,164,480 Series A++ Preferred Shares to certain investors for a total cash consideration of US$71.0 million. In September 2021, we issued 4,321,521 Series B Preferred Shares for a total cash consideration of US$50.0 million. In December 2021, we issued 2,160,760 Series B Preferred Shares for a total cash consideration of US$25.0 million. In May 2022, we completed the private placement of the Lotus Note with an aggregate principal of US$10.0 million.
In July 2020, we entered into a credit facility agreement with China Merchant Bank under which we were granted a credit line of RMB200 million (US$29.9 million). We have drawn an aggregate amount of RMB181 million (US$27.0 million) from the facility as working capital loan and any outstanding amount under the facility has been fully repaid as of the date of this prospectus.
In February 2021, we entered into a credit facility agreement with the China Merchant Bank under which we were granted a credit line of RMB400 million (US$59.7 million). In April 2021, we entered into a working capital loan agreement with the Industrial Bank for a loan facility of up to a principal amount of RMB300 million (US$44.8 million). The loan bore interest at Loan Prime Rate of one-year term grade minus 0.25% per annum. These facilities were fully drawn down and have been repaid in full as of the date of this prospectus.
In April 2022, we were granted a credit line of RMB240 million (US$35.8 million) for a term of one year from China CITIC Bank. In June 2022, we were granted a credit line of RMB680 million (US$101.5 million) for a term of one year from the Industrial Bank and we entered into a one-year term loan agreement with the Industrial Bank under the credit line for a principal amount of RMB480 million (US$71.7 million) bearing interest at Loan Prime Rate of one-year term grade plus 0.68% per annum. In December 2022, we entered into a working capital loan agreement with the Industrial Bank for a one-year term loan of a principal amount of RMB300 million (US$44.8 million). The loan bore interest at Loan Prime Rate of one-year term grade minus 0.25% per annum. These facilities were fully drawn down and have been repaid in full as of the date of this prospectus. In January 2023, we entered into a loan agreement with the Zhejiang Geely Holding Group Co., Ltd for the principal amount of RMB300 million (US$44.8 million) with interests payable quarterly and at the rate of 4% per annum. The loan is repayable on October 7, 2023 or upon seven-day written notice by Zhejiang Geely.
In connection with the Business Combination, holders of 29,379,643 COVA Public Shares exercised their right to redeem their shares for cash at a redemption price of approximately US$10.13 per share, for an aggregate redemption amount of US$297,518,700.03, representing approximately 98% of the total COVA Class A Shares then outstanding. We raised gross cash proceeds of approximately US$20,000,000 million from the Strategic Investors upon consummation of the Business Combination on December 20, 2022.
We will receive proceeds of up to an aggregate of approximately US$274,527,666 from the exercise of the Warrants if all of the Warrants are exercised for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the Class A Ordinary Shares, among other things. If the market price for the Class A Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease. In addition, the Selling Securityholders can sell, under this prospectus, up to (i) 286,524,283 Class A Ordinary Shares constituting (on a post-exercise basis) approximately 78.1% of the total issued and outstanding ordinary shares of ECARX Holdings as of January 13, 2023 (assuming the exercise of all outstanding Warrants and the conversion of Investor Notes), and (ii) 8,872,000 Warrants, representing approximately 37.2% of our outstanding Warrants. Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. See “Risk Factors — Risks Relating to Our Securities — The Warrants may never be in the money, and they may expire worthless” and “Risk Factors — Risks Relating to Our Securities — Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing securityholders could cause the price of our securities to fall.”
We believe our existing sources of liquidity, together with (i) the cash that we received from the Business Combination and related financings, (ii) additional loan facilities from banks and renewal of existing bank borrowings when they are due, (iii) financial support from controlling shareholders, and (iv) issuance of convertible notes to new investor, will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this prospectus. We may seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Risk Factors — Risks Relating to Our Business and Industry — Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.” The issuance and sale of additional equity would also result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We will also implement a business plan to accelerate the pace of collections of amounts due from related parties and optimize operational efficiency to improve our cash flow from operations. The feasibility of such plan is contingent upon many factors out of our control, including the severity of the impact of the COVID-19 pandemic on the Chinese economy and our business operations, which is highly uncertain and difficult to predict.
We had cash and restricted cash of RMB638.1 million (US$95.3 million) as of June 30, 2022. As of June 30, 2022, RMB561.7 million (US$83.9 million) of our cash and cash equivalents were held in China and RMB547.8 million (US$81.8 million) were denominated in Renminbi. Substantially all of our revenues have been, and we expect to continue to be, denominated in Renminbi. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. The ongoing COVID-19 pandemic and resulting economic uncertainty could also adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.
Operating activities
Net cash used in operating activities decreased by RMB7.1 million (US$1.1 million) from the six months ended June 30, 2021 to the six months ended June 30, 2022, primarily due to the improved management of our cash conversion cycle.
Net cash used in operating activities for the six months ended June 30, 2022 was RMB287.0 million (US$42.8 million), as compared to a net loss of RMB570.6 million (US$85.2 million) for the same period. The difference was primarily due to the recognition of share-based compensation of RMB195.0 million (US$29.1 million), a decrease of RMB504.6 million (US$75.3 million) in accounts receivable, and a decrease of RMB34.7 million (US$5.2 million) in inventories, partially offset by a decrease of RMB229.2 million (US$34.2 million) in contract liabilities as we ceased to enter into new connectivity service contracts, and a decrease of RMB129.0 million (US$19.3 million) in accounts payable.
Net cash used in operating activities increased by RMB504.3 million (US$75.3 million) from 2020 to 2021, primarily due to an increase in research and development expenses, the dedication of significant resources towards research and development efforts and substantial investment in recruiting talent to support continued innovation.
Net cash used in operating activities for the year ended December 31, 2021 was RMB872.3 million (US$130.2 million), as compared to a net loss of RMB1,185.4 million (US$177.0 million) for the same year.
The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB179.9 million (US$26.9 million), and change in fair value of warrant liabilities of RMB111.3 million (US$16.6 million), as well as an increase of RMB353.7 million (US$52.8 million) in contract liabilities from related parties, and an increase of RMB186.0 million (US$27.8 million) in accrued expenses and other current liabilities, partially offset by a decrease of RMB218.1 million (US$32.6 million) in accounts payable to related parties, a decrease of RMB144.5 million (US$21.6 million) in notes payable, and an increase of RMB111.0 million (US$16.6 million) in prepayments and other current assets.
Net cash used in operating activities for the year ended December 31, 2020 was RMB368.0 million, as compared to a net loss of RMB440.0 million for the same year. The difference was primarily due to adjustments for non-cash items that primarily include depreciation and amortization of RMB59.0 million, amortization of debt issuance costs of RMB55.4 million, unrealized exchange gains of RMB55.2 million, write-down of inventories of RMB44.1 million, as well as cash released from a decrease in working capital mainly resulting from a decrease of RMB499.5 million in accounts receivable from third parties, and an increase of RMB111.3 million in notes payable, partially offset by a decrease of RMB811.6 million in accounts payable to third parties and an increase of RMB9.3 million in inventories.
Investing activities
Net cash used in investing activities decreased by RMB47.5 million (US$7.1 million) from RMB223.0 million for the six months ended June 30, 2021 to RMB175.6 million (US$26.2 million) for the six months ended June 30, 2022, mainly due to a reduction in equity investment activities during the six months ended June 30, 2022.
For the six months ended June 30, 2022, net cash used in investing activities was RMB175.6 million (US$26.2 million), which was mainly attributable to (i) payments for purchase of property and equipment and intangible assets of RMB74.6 million (US$11.1 million), (ii) cash paid for acquisition of equity investments of RMB67.8 million (US$10.1 million), (iii) financial support to an equity method investee of RMB28.5 million (US$4.3 million) and (iv) cash disposed in deconsolidation of Suzhou Photon-Matrix of RMB22.6 million (US$3.4 million), partially offset by collection of loans lent to related parties of RMB25 million (US$3.7 million).
Net cash used in investing activities increased by RMB1,300.3 million (US$194.1 million) from 2020 to 2021, mainly due to the several strategic investments we made, including our investment in Zenseact for automated driving software development and in HaleyTek AB for operating system.
For the year ended December 31, 2021, net cash used in investing activities was RMB1,391.4 million (US$207.7 million), which was mainly attributable to (i) payments for acquisition of long-term investments of RMB1,345.6 million (US$200.9 million), (ii) payments for purchase of property, equipment and intangible assets of RMB78.9 million (US$11.8 million), (iii) collection of advances to a related party of RMB90.2 million (US$13.5 million), and (iv) advances to a related party of RMB19.8 million (US$3.0 million).
For the year ended December 31, 2020, net cash used in investing activities was RMB91.1 million, which was mainly attributable to (i) payments for purchase of property, equipment and intangible assets of RMB69.1 million, (ii) payments for advances to a related party of RMB103.0 million, and (iii) collection of advances to a related party of RMB81.0 million.
Financing activities
Net cash provided by financing activities decreased significantly by RMB1,282.0 million (US$191.4 million) from RMB1,477.4 million for the six months ended June 30, 2021 to RMB195.4 million (US$29.2 million) for the six months ended June 30, 2022.

For the six months ended June 30, 2022, net cash provided by financing activities was RMB195.4 million (US$29.2 million), primarily consisting of (i) borrowings from related parties of RMB900 million (US$134.4 million), (ii) proceeds from short-term borrowings of RMB880 million (US$131.4 million), and (iii) proceeds from issuance of Series B Convertible Redeemable Preferred Shares of RMB159.5 million (US$23.8 million), largely offset by (i) repayment for short-term borrowings of RMB1,332 million (US$198.9 million) and (ii) repayment of borrowings from related parties of RMB470 million (US$70.2 million).
Net cash provided by financing activities increased by RMB1,054.7 million (US$157.5 million) from 2020 to 2021, primarily due to net proceeds from the issuance of convertible redeemable preferred shares during 2021.
For the year ended December 31, 2021, net cash provided by financing activities was RMB2,192.8 million (US$327.4 million), primarily consisting of proceeds from issuance of Series A+ convertible redeemable preferred shares of RMB1,331.6 million (US$198.8 million), proceeds from issuance of Series A++ Convertible Redeemable Preferred Shares of RMB452.2 million (US$67.5 million) and proceeds from issuance of Series B Convertible Redeemable Preferred Shares of RMB324.3 million (US$48.4 million), repayment of long-term debt of RMB1,125.3 million (US$168.0 million), proceeds from short-term borrowings of RMB947.0 million (US$141.4 million), repayment for short-term borrowings of RMB91.0 million (US$13.6 million), borrowings from related parties of RMB315.2 million (US$47.1 million), and repayment of borrowings from related parties of RMB65.2 million (US$9.7 million).
For the year ended December 31, 2020, net cash provided by financing activities was RMB1,138.1 million, primarily consisting of refundable deposits in connection with the issuance of Series A convertible redeemable preferred shares of RMB1,032.1 million repayment for short-term borrowings of RMB167.9 million, and proceeds from short-term borrowings of RMB76.0 million.
Capital expenditures
Our capital expenditures are primarily incurred for the purchase of property, equipment and intangible assets. Our total capital expenditures were RMB78.9 million (US$11.8 million) and RMB74.6 million (US$11.1 million) for the year ended December 31, 2021 and for the six months ended June 30, 2021. We intend to acquire more equipment for our research and development team and to accommodate our expanded business operations and may incur additional capital expenditure. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the needs of our research and development.
Material Cash Requirements
Other than the ordinary cash requirements for our operations, our material cash requirements as of June 30, 2022 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, operating lease commitment, purchase commitment, and capital commitment.
Our operating lease commitment primarily consists of future minimum lease commitments, all under office non-cancellable operating lease agreements.
Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of research and development services.
Our capital commitment primarily consists of total capital expenditures contracted but not yet reflected in the consolidated financial statements.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
The following table sets forth our contractual obligations as of June 30, 2022.

	Payment Due by Period
	Total	Less Than 1 year	1 – 2 Years	2 – 3 Years	3 – 5 Years	Over 5 Years
	(RMB in thousands)
Operating lease commitment	127,236	32,069	18,729	14,567	22,629	39,242
Purchase commitment	66,550	66,550	—	—	—	—
Capital commitment	3,225	3,225	—	—	—	—
Short-term borrowings from banks	480,000	480,000	—	—	—	—
Short-terra borrowings from related parties	700,000	700,000	—	—	—	—
Interest on short-term borrowings	38,206	38,206	—	—	—	—
Total	1,415,217	1,320,050	18,729	14,567	22,629	39,242
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2022.
Off-Balance Sheet Commitments and Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
Critical Accounting Policies, Judgments and Estimates
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Fair value of our ordinary shares
The following table sets forth the fair value of our ordinary shares on various dates estimated for the following purposes:
•
determining the fair value of our ordinary shares at the date of issuance of redeemable convertible preferred shares as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any;

•
determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award as one of the inputs into determining the grant date fair value; and

•
determining the fair value of our financial liabilities for warrants at the issuance date and each period end.

Date	Fair Value per share	Discount Rate	DLOM
	(USS)
December 31, 2019	3.44	19%	20%
August 30, 2020	4.43	18%	20%
October 31, 2020	4.65	18%	20%
December 31, 2020	4.30	18%	20%
March 5, 2021*	5.36	NA*	NA*
March 31, 2021	6.35	18%	15%
July 26, 2021*	8.31	NA*	NA*
December 27, 2021*	9.01	NA*	NA*
May 9, 2022	9.56	17%	10%

*
The equity value in these dates is determined by backsolve method reference to the recent equity finance transaction, which has already factored in the discount rate and DLOM.

Since there is no public trading market for our ordinary shares, the fair value of ordinary shares was determined with the assistance from an independent valuation firm using retrospective valuations. As at various valuation dates from 2020 to June 2022, we firstly estimated 100% equity value and then applied it into our allocation model to derive the fair value of each class of shares.
In determining the fair values of our ordinary shares, the third-party valuation estimates the 100% equity value using the income approach (Discounted cash flow, or DCF method) and the precedent transaction method (backsolve method). The income approach is based on the present value of projected cash flows applied a reasonable discount rate (WACC). The precedent transaction method estimates value by considering the sale price of equity securities in a recent financing and backsolve method with our capitalization structure and rights of preferred and common stock holders. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.
The income approach involves applying appropriate weighted average costs of capital (“WACCs”) to estimated cash flows that are based on projected earnings. Our revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2019 to June 2022. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in our operating region; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 19% to 17%.
The equity value is then allocated to each class of shares using the Option Pricing Method (“OPM”) and the hybrid method. Under the OPM, the value of an equity interest is modelled as a call option with a distinct claim on the equity value. The call right is valued using a Black-Scholes option pricing model. The hybrid method estimated the ordinary shares value per share under three scenarios: IPO, redemption and liquidation.
The major assumptions used in calculating the fair value of ordinary shares include:
•
WACCs:   The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•
Discount for lack of marketability or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The fair value of our ordinary shares was shown on the table mentioned above. The fair value increased from US$3.44 to US$9.56. This increase was primarily attributed to the following factors:
•
The growth of our business;

•
Our successful completion of financing which provided us with the funding needed for our expansion; and

•
The decrease of DLOM and discount rate considering the initial public offering expected date and business growth.

Holding Company Structure
ECARX Holdings Inc. is a holding company with no material operations of its own. We conduct our operations in mainland China through our mainland China subsidiaries and, prior to the Restructuring, also through our former VIE, Hubei ECARX. As a result, our ability to pay dividends depends significantly upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under the PRC law, each of our mainland China subsidiaries and, prior to the Restructuring, Hubei ECARX is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in mainland China may allocate a portion of its after-tax profits based on the accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Inflation
To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was 2.5% in December 2020, 1.5% in December 2021 and 2.5% in June 2022. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in mainland China in the future.
Quantitative and Qualitative Disclosure about Market Risk
Foreign exchange risk
The revenue and expenses of our entities in mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. A significant portion of our cash and cash equivalents and short-term investments are denominated in U.S. dollars, and fluctuations in exchange rates between U.S. dollars and Renminbi may result in foreign exchange gains or losses. We have not used any derivative financial instruments to hedge exposure to such risk. In addition, the value of your investment in our securities will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our securities will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.
The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
Interest rate risk
Our exposure to interest rate risk primarily relates to (i) our liabilities to credit institutions which subject us to cash flow interest rate risk as well as interest expenses, and (ii) the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. We have not been exposed to material risks due to changes in market interest rates. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.
We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we currently do not take any measures to hedge interest rate risks.
Internal Control Over Financial Reporting
Prior to our listing on Nasdaq, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness that has been identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. This has resulted in a number of accounting errors and omissions, including but not limited to the accounting for the complex transactions such as share based compensation and redeemable convertible preferred shares.
We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing controls to identify nonrecurring and complex transactions and assess the impact of the adoption of new accounting standards to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities.”
As a company with less than US$1.235 billion in revenues for fiscal year of 2020, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT
The following table sets forth certain information relating to our executive officers and directors as of the date of this prospectus. Our board of directors is comprised of six directors.
Directors and Executive Officers	Age	Position/Title
Ziyu Shen	38	Chairman and Chief Executive Officer
Zhenyu Li	46	Director
Ni Li	39	Director
Jim Zhang (Zhang Xingsheng)	67	Independent Director
Grace Hui Tang	63	Independent Director
Jun Hong Heng	41	Independent Director
Peter Cirino	50	Chief Operating Officer
Ramesh Narasimhan	51	Chief Financial Officer
Ziyu Shen has served as our director and Chief Executive Officer since November 2019 and our Chairman since May 2021. Mr. Shen has served as director and Chief Executive Officer of Hubei ECARX since 2017. He has also served as General Manager of Shanghai Pateo Network Technology Service Co., Ltd. from October 2012 to March 2016, and as an industry director of T-Systems P.R. China Ltd. from October 2011 to October 2012. Before joining T-Systems P.R. China Ltd., Mr. Shen worked at Shanghai OnStar Telematics Service Co., Ltd. as senior manager from August 2009 to October 2011, and worked as an engineer and then as a senior manager at Shanghai General Motors Company Limited from August 2006 to August 2008. Mr. Shen received a master’s degree in information security from Shanghai Jiao Tong University in 2008.
Zhenyu Li has served as our director since January 2020. Mr. Li, Senior Vice President of Baidu Company, General Manager of the Baidu Intelligent Driving Group (IDG), has the overall responsibility for Baidu’s autonomous vehicle business and management. Since 2007, Mr. Li has held various leadership positions within Baidu’s Technology and Artificial Intelligence divisions. In October 2015, Mr. Li built Baidu’s Autonomous Driving Unit (ADU) and led the drafting and implementation of the autonomous driving business plan. Before joining Baidu, Mr. Li worked for Huawei from 2001 to 2007, specializing in network technology development. Mr. Li received a master’s degree in 2001 and a bachelor’s degree in 1998 in Computer Science, both from Beihang University.
Ni Li has served as our director since March 2021. Ms. Li founded Hone Capital in 2017 and is the legal representative of Shanghai Kaixin Investment Co., Ltd. from September 2015. Ms. Li also served as an investment manager at Rothschild Holdings Co., Ltd. from January 2008 to April 2011. Ms. Li received a bachelor’s degree in financial management from the Nottingham University.
Jim Zhang (Zhang Xingsheng) has served as our director since March 2021. Mr. Zhang is the founding partner of Daotong Investment Co., Ltd. which was established in December 2013. Mr. Zhang has served as an independent director at Volvo Car Group since August 2018 to May 2022 and as a director at The Nature Conservancy’s North Asia Region from 2008 to 2013. Mr. Zhang also served as Chairman at Beijing Link Capital Investment Co., Ltd. from 2005 to 2008. Prior to that, Mr. Zhang held various leadership position at Asiainfo Holdings, Inc., a company previously listed on Nasdaq, from 2003 to 2005, including as its director, president, and Chief Executive Officer. Mr. Zhang served as Executive Vice President and Chief Marketing Officer at Ericsson (China) Co., Ltd. from 1990 to 2003. Mr. Zhang served as deputy manager at China Telecom Construction Corporation from 1986 to 1990 and worked as an engineer at Beijing Long Distance Telecom Office from 1977 to 1986. Mr. Zhang received his MBA from BI-Fudan MBA program offered in partnership by BI Norwegian Business School and School of Management Fudan University in 1999 and a bachelor’s degree in 1981 from Beijing University of Post and Telecommunications.
Grace Hui Tang has served as our director since March 2021. Ms. Tang was an audit partner at PricewaterhouseCoopers from 2001 to 2020 and retired from PricewaterhouseCoopers in June 2020. Ms. Tang serves as a director at Textainer Group Holdings Limited (NYSE: TGH), a company listed on the New York Stock Exchange, since July 2020 and as a director at Elkem ASA (ELK: Oslo), a company listed on the Oslo Stock Exchange, since April 2021. Ms. Tang also serves as a director at Brii Biosciences Ltd (HKG: 2137), a company listed on the Hong Kong Stock Exchange since July 2021 and as of July 2022, she has been appointed as a director, of NetEase Inc. (NASDAQ: NTES), a company listed on NASDAQ. Ms. Tang is a member of the AICPA and HKICPA. Ms. Tang has also dedicated herself to social, welfare and educational affairs, she serves as an advisor to the Beijing Capital Market and Securities Legal Affairs Committee since 2006 and as a supervising board member of Beijing New Sunshine Leukemia Charity Foundation since 2011, a public fund that had been awarded the highest grade qualification by the Civil Affairs Bureau of Beijing and she is also the treasurer for the Silvermine Arts Foundation in the USA. Ms. Tang has been an adjunct professor at the Guanghua School of Management of Peking University since 2018. Ms. Tang received a bachelor’s degree in accounting from the University of Utah in June 1982 and an MBA from Utah State University in June 1984.
Jun Hong Heng has served as our director since December 2022. Mr. Heng was Chief Executive Officer and Chief Financial Officer of COVA as well as the Chairman of COVA’s board of directors. Mr. Heng is the Founder of Crescent Cove Advisors, LP (“Crescent Cove”) and has served as Chief Investment Officer of Crescent Cove since August 2018. Mr. Heng is also the Founder of Crescent Cove Capital Management LLC and has served as its Chief Investment Officer since February 2016. Mr. Heng has also served as a member of the board of directors of Luminar Technologies, Inc. since June 2021. Prior to Crescent Cove Capital Management LLC, Mr. Heng served as Principal of Myriad Asset Management, an investment firm, from August 2011 to January 2015, where he focused on Asian credit and equity, including special situations. From June 2008 to June 2011, he served as Vice President of Argyle Street Management, a spin-off from Goldman Sachs Asian Special Situations Group. Previously, Mr. Heng served as an analyst at Morgan Stanley, where he focused on Asia, and as an analyst at Bear, Stearns & Co., where he served in a multi-disciplinary role across technology, media and telecommunications, mergers and acquisitions, and equity and debt capital markets. Mr. Heng holds a B.B.A. in Finance and Accounting from the Stephen M. Ross School of Business at the University of Michigan.
Peter Cirino has served as our Chief Operating Officer since September 2022. Mr. Cirino has more than 25 years’ experience in automotive technology and electronics having led organizations across the Americas, Europe, and Asia. Most recently, Mr. Cirilo led Aptiv’s connections systems business in the Americas. Prior to Aptiv, he led A123 Systems, an emerging lithium-ion battery business operating across China, Europe and North America. Mr. Cirino has a BS Mechanical Engineering from Cornell University and MBA from Duke University, both in the US.
Ramesh Narasimhan has served as our Chief Financial Officer since September 2022. Mr. Narasimhan is a highly experienced finance, marketing, sales and strategy executive who has worked with OEMs, distributers and retail businesses across the global automotive industry. He recently served as Chief Financial Officer for Al Futtaim, an automotive distribution and retailing company. Prior to that, he joined Nissan Australia and New Zealand as Chief Financial Officer and subsequently served as President and Managing Director for the Philippines and Thailand managing both manufacturing and distribution. Mr. Narasimhan began his career with Ford Motor Company where he worked through a number of senior financial roles. Mr. Narasimhan has an MBA from Monash University in Australia.
Board of Directors
Our board of directors consists of six directors as of the date of this prospectus. The Amended Articles provide that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by our board of directors.
A director is not required to hold any shares in us by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a board meeting. Subject to Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (a) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.

The directors may exercise all the powers of the company to raise or borrow money, mortgage, or charge its undertaking, property, and assets (present or future), uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, or other securities, whether outright or as collateral security for any debt, liability, or obligation of our company or of any third party.
No non-employee director has a service contract with us that provides for benefits upon termination of service.
Board Committees
We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Our board of director has also established a cybersecurity committee. Each committee’s members and functions are described below.
Audit Committee
The audit committee consists of Ms. Grace Hui Tang and Mr. Jim Zhang (Zhang Xingsheng). Ms. Grace Hui Tang is the chairperson of the audit committee. Ms. Grace Hui Tang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Grace Hui Tang and Mr. Jim Zhang (Zhang Xingsheng) satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee
The compensation committee consists of Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang. Mr. Jim Zhang (Zhang Xingsheng) is the chairperson of the compensation committee. Each of Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.
The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•
reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•
reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements; and

•
selecting compensation consultant, legal counsel or other advisor only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee
The nominating and corporate governance committee consists of Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang. Mr. Jim Zhang (Zhang Xingsheng) is the chairperson of the nominating and corporate governance committee. Each of Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.
The nominating and corporate governance committee assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and committees. The nominating and corporate governance committee is responsible for, among other things:
•
selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•
making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Cybersecurity Committee
The cybersecurity committee consists of Mr. Ziyu Shen and Ms. Ni Li. Mr. Ziyu Shen is the chairperson of the cybersecurity committee.
The cybersecurity committee assists our board of directors in ensuring that we will comply with all applicable laws and regulations in mainland China on cybersecurity and national security. The cybersecurity committee is responsible for, among other things:
•
implementing safeguards and security policies on the collection, storage, transfer and dissemination of personal data and other important data in compliance with all applicable laws and regulations in mainland China on cybersecurity and national security;

•
preserving the privacy of personal data and security of other important data collected, and preventing such information from being divulged, damaged, or lost;

•
mitigating the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad;

•
mitigating the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to information security;

•
ensuring that personal data and important data collected and produced during operations in mainland China is stored within the territory of mainland China;

•
reviewing and approving disclosures, transfer and dissemination of personal data and important data;

•
overseeing the conduct of security assessment of information to be provided overseas, prior to the cross-border transfer of any data;

•
ensuring the legality, appropriateness and necessity of the cross-border data transfer and the purpose, scope and method of the data processing activities of the relevant overseas recipient;

•
ensuring that any cross-border transfer of data will not create any risk to national security, public interests, or the legitimate rights and interests of individuals or organizations that may arise from such transfer;

•
ensuring that any products and services that affect or may affect national securities must be compliant with national cybersecurity review;

•
maintaining the security of internet systems; and

•
advising our board of director with regards to significant developments in the law and practice of cybersecurity, national security as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of cybersecurity and national security.

Duties of Directors
Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose. Directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to seek damages in the name of the company if a duty owed by our directors is breached.
Appointment and Removal of Directors
The Amended Articles provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution. The Amended Articles also provide that the directors may, so long as a quorum of directors remains in office, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. Our directors do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.
The office of a director shall be vacated if, amongst other things, such director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his or her office by notice in writing to us, (d) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (e) is removed from office pursuant to any other provision of the Amended Articles.
Terms of Directors
A director shall hold office until such time as he or she resigns his office by notice in writing to us, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Amended Articles.
Foreign Private Issuer Status
We are an exempted company limited by shares incorporated in 2019 under the laws of the Cayman Islands. We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•
the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we currently publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.
We are a non-U.S. company with foreign private issuer status listed on Nasdaq. Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Among other things, we are not required to have:
•
a majority of the board of directors consist of independent directors;

•
a compensation committee consisting of independent directors;

•
a nominating committee consisting of independent directors; or

•
regularly scheduled executive sessions with only independent directors each year.

Although not required and as may be changed from time to time, we currently have a majority-independent compensation committee and nominating and corporate governance committee. Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices — compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including chairperson and chief executive officer and chief financial officer. Relevant sections of the code also apply to members of our board of directors. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in our code when providing goods and services to us or acting on our behalf.
Compensation of Directors and Executive Officers
For the year ended December 31, 2021, we paid an aggregate of RMB3.03 million (US$0.5 million) in cash and benefits to our executive officers as a group and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.
For information regarding share awards granted to our directors and executive officers, see the section entitled “— Share Incentive Plans.”

Employment Agreements and Indemnification Agreements
Each of the executive officers is party to an employment agreement with us. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination, we will provide severance payments to the relevant executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The employment may also be terminated without cause upon three-month advance written notice. The executive officer may resign at any time with three-month advance written notice.
Each executive officer of us has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (a) approach any suppliers, clients, customers, or contacts of us or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm the business relationships between us and these persons or entities, (b) assume employment with or provide services to any of the competitors of us, or engage, whether as principal, partner, licensor, or otherwise, any of such competitors, without the express consent of us; or (c) seek directly or indirectly, to solicit the services of any employees of us on or after the date of the executive officer’s termination, or in the year preceding such termination, without the express consent of us.
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.
Share Incentive Plans
The 2019 Share Incentive Plan
In December 2019, our board of directors approved and adopted a share incentive plan which was subsequently restated and amended in December 2021 (the plan as restated and amended is referred to as the “2019 Share Incentive Plan”). The principal purpose of the 2019 Share Incentive Plan is to attract, retain and motivate selected members of the senior management, consultants, and our employees and our consolidated affiliates through the granting of share-based compensation awards.
As of January 13, 2023, (i) the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 27,438,013, and (ii) 24,431,761 restricted shares have been issued and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.
The following paragraphs describe the principal terms of the 2019 Share Incentive Plan.
Types of awards.   The 2019 Share Incentive Plan permits the awards of restricted shares.

Plan administration.   Mr. Ziyu Shen, or any committee or person authorized by Mr. Shen, administers the 2019 Share Incentive Plan. The plan administrator determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.
Award Agreement.   Awards granted under the 2019 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the terms of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and the authority of us to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility.   We may grant awards to members of senior management, consultants, and employees of our company.
Vesting schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Payment for Awards.   The plan administrator determines the purchase price, as applicable, for each award, which is stated in the relevant award agreement. All or part of awards that are not fully paid will terminate after five years from the date of award, unless otherwise provided in the relevant award agreement.
Transfer restrictions.   Awards may not be transferred in any manner by the eligible participant other than in accordance with the terms of the 2019 Share Incentive Plan, or the relevant award agreement or otherwise as determined by the plan administrator. Subject to the fulfilment of stipulated conditions, participants may request for the sale of ordinary shares of us underlying his/her awards in which case we will have the discretion to allow the transfer of either such ordinary shares, or the relevant participant’s interests in such ordinary shares.
Termination and amendment of the 2019 Share Incentive Plan.   Unless terminated earlier, the 2019 Share Incentive Plan has a term of ten years. Our board of directors has the authority to terminate, amend, suspend or modify the 2019 Share Incentive Plan, provided that certain amendments to the plan require the approval of our shareholders. However, unless otherwise determined by the plan administrator in good faith, no such action may adversely affect in any material way any award previously granted pursuant to the 2019 Share Incentive Plan.
The 2021 Option Incentive Plan
In July 2021, our board of directors approved and adopted the 2021 Option Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Ordinary Shares that may be issued under the 2021 Option Incentive Plan is 16,802,069. As of January 13, 2023, options with a total of 12,802,663 underlying Ordinary Shares have been granted under the 2021 Option Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.
The following paragraphs summarize the principal terms of the 2021 Option Incentive Plan.
Type of Awards.   The 2021 Option Incentive Plan permits the awards of options.
Plan Administration.   Our board of directors administers the 2021 Option Incentive Plan. The plan administrator determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.
Award Agreement.   Awards granted under the 2021 Option Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility.   We may grant awards to members of senior management and key employees of our company.
Vesting Schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.   The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.
Transfer Restrictions.   Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Option Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator.
Termination and Amendment of the Plan.   Unless terminated earlier, the 2021 Option Incentive Plan has a term of ten years from the date of its effectiveness. Our board of directors has the authority to terminate, amend, suspend or modify the 2021 Option Incentive Plan, provided that certain amendments to the plan require the approval of our shareholders. However, unless otherwise determined by the plan administrator in good faith, no such action may adversely affect in any material way any award previously granted pursuant to the 2021 Option Incentive Plan.
The 2022 Share Incentive Plan
In December 2022, our board of directors approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 18,903,472. As of January 13, 2023, no ordinary shares have been issued under the 2022 Share Incentive Plan.
The following paragraphs summarize the principal terms of the 2022 Share Incentive Plan.
Types of Awards.   The 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or other equity incentive awards pursuant to the authorizations of the administrator under the 2022 Share Incentive Plan.
Plan Administration.   Our board of directors or a committee of one or more members of our board (or such other administrator to which such committee delegates all of its authority) administers the 2022 Share Incentive Plan. The administrator of 2022 Share Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award.
Award Agreement.   Each award granted under the 2022 Share Incentive Plan is evidenced by an award agreement.
Eligibility.   We may grant awards to employees, consultants and directors of our company. The general scope of eligible individuals shall be determined by the Committee.
Vesting Schedule.   In general, the administrator determines the vesting schedule, if any, which is specified in the relevant award agreement.
Exercise of Options.   The exercise price per share subject to an option shall be determined by the administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares; provided, however, that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of grant, without compliance with Section 409A of the Code, or the holder’s consent.
Transfer Restrictions.   Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the 2022 Share Incentive Plan, such as transfers to us or transfers upon the death of the holder, pursuant to such conditions and procedures as the administrator may establish.
Termination and Amendment of the 2022 Share Incentive Plan.   Unless terminated earlier, the 2022 Share Incentive Plan has a term of 10 years. The Committee has the authority to terminate, amend or modify the plan.

Equity Incentive Trust
Ordinary shares underlying all awards issuable under the 2019 Share Incentive Plan have been issued and are currently held by Shine Link Venture Limited (“Shine Link”), which is owned by J&H Trust. J&H Trust was established under a trust deed between Mr. Ziyu Shen and Trident Trust company (HK) Limited as the trustee, dated November 26, 2019. Through J&H Trust, interests in ordinary shares and other rights and interests under awards granted pursuant to the 2019 Share Incentive Plan have been and may be provided to certain grant recipients. Specifically, upon the payment of purchase price and the satisfaction of vesting and other conditions, eligible participants are assigned beneficial interests in the J&H Trust corresponding to the number of ordinary shares granted to such participant under the 2019 Share Incentive Plan.
Awards Granted
As of January 13, 2023, no options or restricted shares have been granted to our directors and executive officers.As of January 13, 2023, other employees and consultants as a group hold options to purchase a total of 12,802,663 Ordinary Shares of our company and 43,280,483 restricted shares.

PRINCIPAL SHAREHOLDERS
The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of January 13, 2023:
•
each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;

•
each person who is an executive officer or director; and

•
all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of Warrants or any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.
As of January 13, 2023, (i) we had 288,434,474 Class A Ordinary Shares, 48,960,916 Class B Ordinary Shares, and 23,871,971 Warrants issued and outstanding, and (ii) Investor Notes for an aggregate principal amount of US$65 million and convertible into Class A Ordinary Shares at a conversion price of US$11.5 per share (subject to customary adjustments on the conversion price) were outstanding.
	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Ziyu Shen(3)	—	24,480,458	24,480,458	7.3	31.5
Zhenyu Li	—	—	—	—	—
Ni Li	—	—	—	—	—
Jim Zhang (Zhang Xingsheng)	—	—	—	—	—
Grace Hui Tang	—	—	—	—	—
Jun Hong Heng(4)	14,122,000	—	14,122,000	4.1	1.8
Peter Cirino	—	—	—	—	—
Ramesh Narasimhan	—	—	—	—	—
All Directors and Executive Officers as a Group	14,122,000	24,480,458	38,602,458	11.4	33.3
Principal Shareholders
Fu&Li Industrious Innovators Limited(5)	144,440,574	24,480,458	168,921,032	50.1	50.0
SHINE LINK VENTURE LIMITED(6)	46,286,735	—	46,286,735	13.7	5.9
Jie&Hao Holding Limited(3)	—	24,480,458	24,480,458	7.3	31.5
Baidu (Hong Kong) Limited(8)	22,367,946	—	22,367,946	6.6	2.9

*
Less than 1% of the total number of outstanding Ordinary Shares

(1)
Unless otherwise indicated, the business address for our directors and executive officers is 16/F, Tower 2, China Eastern Airline Binjiang Center, 277 Longlan Road, Xuhui District, Shanghai 200041, People’s Republic of China.

(2)
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares held by such person or group with respect to all outstanding Ordinary Shares as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 10 votes per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(3)
Represents 24,480,458 Class B Ordinary Shares held by Jie&Hao Holding Limited, a limited liability company incorporated in British Virgin Islands and wholly owned by Mr. Ziyu Shen. The address of Jie&Hao Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)
Represents 8,872,000 Class A Ordinary Shares underlying the Sponsor Warrants and 5,250,000 Class A Ordinary Shares held by the Sponsor. The Sponsor is controlled by Jun Hong Heng.

(5)
Represents 144,440,574 Class A Ordinary Shares and 24,480,458 Class B Ordinary Shares held by Fu&Li Industrious Innovators Limited, a limited liability company incorporated in British Virgin Islands. Industrious Innovators Limited and Minghao Group Limited hold 99% and 1% of shares in Fu&Li Industrious Innovators Limited, respectively. Industrious Innovators Limited and Minghao Group Limited are wholly owned by Mr. Eric Li (Li Shufu). The address of Fu&Li Industrious Innovators Limited, Minghao Group Limited and Industrious Innovators is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(6)
Represents 46,286,735 Class A Ordinary Shares held by SHINE LINK VENTURE LIMITED, a limited liability company incorporated in British Virgin Islands and wholly owned by J&H Trust, a trust established under a trust deed between Mr. Ziyu Shen and Trident Trust company (HK) Limited as trustee. Through J&H Trust, interests in the Ordinary Shares and other rights and interests under awards granted pursuant to the 2019 Share Incentive Plan are provided to certain grant recipients who are assigned beneficial interests in the J&H Trust corresponding to the number of ordinary shares granted to such participant under the 2019 Share Incentive Plan. The trust deed provides that the trustee shall be entitled to exercise the voting rights attached to the ordinary shares held by SHINE LINK VENTURE LIMITED. The address of SHINE LINK VENTURE LIMITED is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(7)
Represents 22,367,946 Class A Ordinary Shares held by Baidu (Hong Kong) Limited, a limited liability company incorporated in Hong Kong and wholly owned by Baidu, Inc., a Nasdaq and Hong Kong Stock Exchange listed company. The address of Baidu (Hong Kong) Limited is Room 2609, China Resources Building 26 Harbour Road, Wanchai, Hong Kong.

SELLING SECURITYHOLDERS
This prospectus relates to, among other things, the registration and resale by the Selling Securityholders of up to (A) 286,524,283 Class A Ordinary Shares, which includes (i) 213,095,255 Class A Ordinary Shares beneficially owned by Fu&Li Industrious Innovators Limited, SHINE LINK VENTURE LIMITED, and Baidu (Hong Kong) Limited, which were originally acquired prior to the Closing Date, (ii) 48,960,916 Class A Ordinary Shares issuable upon the conversion of 48,960,916 Class B Ordinary Shares beneficially owned by Fu&Li Industrious Innovators Limited and Jie&Hao Holding Limited, which were originally acquired prior to the Closing Date, (iii) 5,250,000 Sponsor Shares issued to the Sponsor on the Closing Date in exchange for the Class B ordinary shares of COVA; (iv) 8,872,000 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (v) 3,500,000 Class A Ordinary Shares issued to the Strategic Investors on the Closing Date; (vi) 1,052,632 Class A Ordinary Shares issued to Lotus on the Closing Date; and (vii) 5,793,480 Class A Ordinary Shares issuable upon conversion of the Investor Notes issued to the CB Investors, and (B) 8,872,000 Sponsor Warrants. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the tables below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the Selling Securityholders’ interest in our securities after the date of this prospectus.
The Selling Securityholders may from time to time offer and sell any or all of the Ordinary Shares or Warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. However, we cannot advise you as to whether the Selling Securityholders will, in fact, sell any or all of such Ordinary Shares or Warrants. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of some or all of their Ordinary Shares or Warrants since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act.
The table below sets forth, as of January 13, 2023, the aggregate number of Ordinary Shares and Warrants beneficially owned by the Selling Securityholders, the aggregate number of Ordinary Shares and Warrants that the Selling Securityholders may offer pursuant to this prospectus, and the aggregate number of Ordinary Shares and Warrants beneficially owned by the Selling Securityholders after the Registered Securities are sold. We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is based upon information provided by the Selling Securityholders.
Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of Ordinary Shares registered on its behalf. A Selling Securityholder may sell all, some or none of such securities in this offering. See the section titled “Plan of Distribution.”

	Securities beneficially owned prior to this offering				Securities to be sold in this offering		Securities beneficially owned after this offering(3)
Name of Selling Securityholder	Ordinary Shares(1)	%(1)	Warrants(2)	%(2)	Ordinary Shares(1)	Warrants(2)	Ordinary Shares(1)	%(1)	Warrants(2)	%(2)
Fu&Li Industrious Innovators Limited(4)	168,921,032	50.1	—	—	168,921,032	—	—	—	—	—
Jie&Hao Holding Limited(6)	24,480,458	7.3	—	—	24,480,458	—	—	—	—	—
SHINE LINK VENTURE LIMITED(5)	46,286,735	13.7	—	—	46,286,735	—	—	—	—	—
Baidu (Hong Kong) Limited(7)	22,367,946	6.6	—	—	22,367,946	—	—	—	—	—
COVA Acquisition Sponsor LLC(8)	5,250,000	1.6	8,872,000	37.2	5,250,000	8,872,000	—	—	—	—
Luminar Technologies, Inc.(9)	1,500,000	*	—	—	1,500,000	—	—	—	—	—
Geely Investment Holding Ltd.(10)	2,000,000	*	—	—	2,000,000	—	—	—	—	—
Lotus Technology Inc.(11)	1,052,632	*	—	—	1,052,632	—	—	—	—	—
SPDB International (Hong Kong) Limited(12)	3,119,566	*	—	—	3,119,566	—	—	—	—	—
CNCB (Hong Kong) Investment Limited(13)	2,673,914	*	—	—	2,673,914	—	—	—	—	—

*
Less than 1% of the total number of outstanding Ordinary Shares.

(1)
The percentage of our Ordinary Shares beneficially owned is computed on the basis of 288,434,474 Class A Ordinary Shares and 48,960,916 Class B Shares issued and outstanding as of January 13, 2023, and does not include 23,871,971 Class A Ordinary Shares issuable upon the exercise of our Warrants.

(2)
The percentage of our Warrants beneficially owned is computed on the basis of 23,871,971 Warrants issued and outstanding as of January 13, 2023.

(3)
Assumes the sale of all shares offered in this prospectus.

(4)
The address of Fu&Li Industrious Innovators Limited, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Industrious Innovators Limited and Minghao Group Limited hold 99% and 1% of shares in Fu&Li Industrious Innovators Limited, respectively. Industrious Innovators Limited and Minghao Group Limited are wholly owned by Mr. Eric Li (Li Shufu), our co-founder.

(5)
The address of SHINE LINK VENTURE LIMITED is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. SHINE LINK VENTURE LIMITED is a limited liability company incorporated in British Virgin Islands and wholly owned by J&H Trust, a trust established under a trust deed between Mr. Ziyu Shen, our Chairman and Chief Executive Officer, and Trident Trust company (HK) Limited as trustee. Through J&H Trust, interests in the Ordinary Shares and other rights and interests under awards granted pursuant to the 2019 Share Incentive Plan are provided to certain grant recipients, including certain our key employees and external consultants, who are assigned beneficial interests in the J&H Trust corresponding to the number of ordinary shares granted to such participant under the 2019 Share Incentive Plan.

(6)
Jie&Hao Holding Limited is wholly owned by Mr. Ziyu Shen. Mr. Ziyu Shen is our Chairman and Chief Executive Officer. The address of Jie&Hao Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(7)
The address of Baidu (Hong Kong) Limited is Room 2609, China Resources Building 26 Harbour Road, Wanchai, Hong Kong.

(8)
The address of COVA Acquisition Sponsor LLC is 1700 Montgomery Street, Suite 240, San Francisco, CA 94111. COVA Acquisition Sponsor LLC is controlled by our director Jun Hong Heng.

(9)
The address of Luminar Technologies, Inc.is 2603 Discovery Drive, Suite 100, Orlando, FL 32826.

(10)
The address of Geely Investment Holding Ltd. is 1760 Jiangling Road, Binjiang District, Hangzhou City, Zhejiang Province,China.

(11)
The address of Lotus Technology Inc. is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

(12)
Consists of 3,119,566 Class A Ordinary Shares issuable upon conversion of the Investor Note purchased by SPDB International (Hong Kong) Limited. The address of SPDB International (Hong Kong) Limited is 33/F, SPD Bank Tower, 1 Hennessy Road, Hong Kong.

(13)
Consists of 2,673,914 Class A Ordinary Shares issuable upon conversion of the Investor Note purchased by CNCB (Hong Kong) Investment Limited. The address of CNCB (Hong Kong) Investment Limited is 10/F, AIA Central, 1 Connaught Road, Central, Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Contractual Arrangements with Hubei ECARX and Its Subsidiaries
See “Prospectus Summary — Our Corporate Structure.”
Employment Agreements and Indemnification Agreements
See “Management —  Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Management —  Share Incentive Plans.”
Agreements with Geely Holding’s Subsidiaries
We have developed various products and services and supplied them to Geely Holding’s subsidiaries. A product development agreement has typically been entered into between us (through a subsidiary or, prior to the Restructuring, Hubei ECARX) and a Geely Holding subsidiary regarding the customization and development of automotive products for specific Geely Holding’s vehicle models. The product development agreement has either taken the form of a new product development agreement or a development agreement depending on the requirement of the relevant Geely Holding subsidiary. A new product development agreement or a development agreement sets forth the fees payable to us and is accompanied by technical and quality specifications or engineering statement of work applicable to the relevant products. The purchase price of the relevant product is subsequently agreed to between the parties. The fees typically are of a fixed amount and payable by the relevant Geely Holding subsidiary in one lump sum or by milestones.
The purchase of products and services by the Geely Holding subsidiary from us is and has been typically completed through purchase orders under one of the following sets of standard terms adopted by the relevant Geely Holding subsidiary in respect of its suppliers.
•
Purchasing Contract General Terms and Conditions.   These general terms and conditions apply to all documents between us and the signing Geely Holding subsidiary, including all purchase orders, executed between the parties during the development, supply, post-sales, and other phases of the relevant automotive products, service parts, assemblies, accessories, raw materials, tooling, design, engineering, or other services, and software embedded in goods or provided separately. The specific products and services to be purchased by the relevant Geely Holding subsidiary and their quantity are set forth in the purchase orders issued by such Geely Holding subsidiary under these general terms and conditions. The prices for the specific products and services to be purchased by the relevant Geely Holding subsidiary are separately agreed between the parties. We issue invoices monthly, typically payable within 60 or 75 days, depending on the nature of the products and services subject to the purchase orders.

•
Direct Material Global Purchasing Terms and Conditions.   These terms and conditions apply to the purchases of production goods and services by the relevant Geely Holding subsidiary from us including: (i) production and service parts, components, assemblies, and accessories, (ii) raw materials, (iii) tooling, (iv) design, engineering, or other services, and (v) software embedded in goods or provided separately. The specific goods and services to be purchased and the price, quantity, and payment terms are set forth in the purchase orders. These terms and conditions include certain pricing principles to guide the good faith negotiations between the parties. The initial term of a production purchase order begins on its effective date and expires on June 30 of the next calendar year and is renewed automatically on July 1 for an additional 12 months unless a notice of non-renewal is issued.

Related Party Transactions
We sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses, and other consulting services to a number of related parties. Accounts receivable, net, due from related parties arising from the sale of products and provision of services were (i) RMB217,563 thousand (US$32,481 thousand) as of June 30, 2022, of which, the amount of RMB158,356 thousand (US$23,642 thousand) were subsequently received by August 2022, (ii) RMB768,747 thousand (US$114,771 thousand) as of December 31, 2021, of which, the amount of RMB749,579 thousand (US$111,909 thousand) were subsequently received by May 2022, and (iii) RMB673,784 thousand as of December 31, 2020, which amount was fully received in 2021.
We purchased raw materials, technology development services, and other consulting services from a number of related parties. RMB747 thousand, RMB51.2 million (US$7.6 million), and RMB47.2 million (US$7.0 million) of purchase of raw materials were recorded as inventories as of December 31, 2020 and 2021 and June 30, 2022, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services, which were RMB142,305 thousand (US$21,246 thousand) as of June 30, 2022. Amounts due to related parties includes payables arising from purchase of raw materials and services totaling RMB343,017 thousand and RMB111,531 thousand (US$16,651 thousand) as of December 31, 2020 and 2021, respectively. Amount due from related parties includes prepayments arising from purchase of raw materials and services totaling RMB8,267 thousand and RMB41,278 thousand (US$6,163 thousand) as of December 31, 2020 and 2021, respectively.
On March 29, 2018, Hubei ECARX entered into an unsecured loan agreement with Geely Holding in an amount of RMB20,000 thousand with an interest rate of 4.35% per annum, which was repayable on demand. The loan has been fully repaid on February 25, 2021. On August 25, 2021, we entered into an unsecured loan agreement with its controlling shareholder to obtain a loan of US$7 million which was fully repaid on October 8, 2021. On December 1, 2021, Hubei ECARX entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB270,000 thousand with an interest rate of 0.35% per annum. Interest expenses on borrowings from related parties were RMB872 thousand and RMB212 thousand (US$32 thousand) for the years ended December 31, 2020 and 2021, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB22,612 thousand and RMB272,825 thousand (US$40,732 thousand) as of December 31, 2020 and 2021, respectively. On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. for the principal amount of RMB200,000 thousand with an interest rate of 2.25% per annum, which was repaid at the maturity date on June 30, 2022. On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely for the principal amount of RMB500,000 thousand with an interest rate of 4.35% per annum, which is repayable on December 26, 2022. On June 29, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with JICA Intelligent for the principal amount of RMB200,000 thousand with an interest rate of 3.7% per annum, which is repayable on September 30, 2022. A principal amount of RMB150,000 thousand remained outstanding as of September 30, 2022 and is repayable on December 31, 2022 pursuant to a supplementary agreement to the original loan agreement. For the six months ended June 30, 2022, interest expenses on borrowings from related parties were RMB4,517 thousand (US$674 thousand). Except for the foregoing loans, we also accrued interest expenses for the Lotus Note in the amount of US$71 thousand for the six months ended June 30, 2022. The borrowings and the interest payable on borrowings from related parties, were included in the amounts due to related parties and amounted to RMB272,825 thousand and RMB703,258 thousand (US$104,994 thousand), respectively, as of December 31, 2021 and June 30, 2022.
In 2020 and 2021, we paid advances of RMB103,024 thousand and RMB19,806 thousand (US$2,957 thousand), respectively, and received collection of RMB81,026 thousand and RMB90,155 thousand (US$13,460 thousand) , respectively, from a related party. The payments were interest-free and due on demand. The amounts due from the said related party as of December 31, 2020 was fully collected in 2021. In 2021, we provided loans of RMB28,850 thousand (US$4,307 thousand) to related parties. Interest incomes on loans due from related parties were RMB717 thousand (US$107 thousand) for the year ended December 31, 2021. As of December 31, 2020 and 2021, the total balances of amounts due from related parties was RMB78,616 thousand and RMB42,854 thousand (US$6,398 thousand), respectively. In 2022, we provided loans of RMB8,060 thousand (US$1,203 thousand) to related parties, and received repayment of RMB25,000 thousand (US$3,732 thousand) from related parties. Interest income on loans due from related parties were RMB2,759 thousand (US$412 thousand) for the six months ended June 30, 2022. As of June 30, 2022, the total balances of amounts due from related parties was RMB32,037 thousand (US$4,823 thousand).

In July 2021, we acquired 34.61% equity interest of SiEngine Technology Co., Ltd. from ECARX’s controlling shareholder. As of December 31, 2021, we recorded the consideration of US$10.6 million payable in amounts due to the controlling shareholder. The amounts were fully settled in January 2022.
In October 2021, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB745 thousand (US$111 thousand) and recorded a gain of RMB38 thousand (US$6 thousand) as a result of the disposal. In February 2022, Hubei ECARX disposed of certain property and equipment to Zhejiang Huanfu at RMB1,697 thousand (US$253 thousand) and recorded a gain of RMB93 thousand (US$14 thousand) as a result of the disposal.
As of December 31, 2020 and 2021, we recorded RMB353 thousand and RMB1,929 thousand (US$288 thousand), respectively, in other non-current assets due from related parties, which included lease deposits and our advances for purchase of long-term assets from such related parties.
As of June 30, 2022, the balance of other non-current assets due from related parties also included the amounts due from its former VIE, Hubei ECARX. As of June 30, 2022, the amounts due from Hubei ECARX was RMB208,503 thousand (US$31,129 thousand), which represented the net present value of a loan provided by us to Hubei ECARX with the principal of RMB252,287 thousand (US$37,665 thousand) at an effective annual interest rate of 5.0%.
We also incurred other payables in association with technical services and logistics expenses with related parties in 2020 and 2021. As of December 31, 2020 and 2021, the balance due to related parties amounted to RMB31,293 thousand and RMB36,185 thousand (US$5,402 thousand), respectively.
As of June 30, 2022, the balances due to related parties were related to purchase of logistics services, which were in the amounts of RMB8,953 thousand (US$1,337 thousand),
In February and March 2022, we provided cash in the amount of RMB28,500 thousand (US$4,255 thousand) to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring.

DESCRIPTION OF SHARE CAPITAL
The following description of the material terms of our securities includes a summary of specified provisions of the Amended Articles. This description is qualified by reference to the Amended Articles. All capitalized terms used in this section are as defined in the Amended Articles, unless elsewhere defined herein.
We are a Cayman Islands exempted company with limited liability and our affairs are governed by the Amended Articles, the Cayman Islands Companies Act, and the common law of the Cayman Islands.
Our authorized share capital consists of 10,000,000,000 shares of a par value of US$0.000005 each, consisting of 8,000,000,000 Class A Ordinary Shares, 1,000,000,000 Class B Ordinary Shares and 1,000,000,000 shares of a par value of US$0.000005 each of such class or classes (however designated) as our board of directors may determine in accordance with the Amended Articles. All Ordinary Shares issued and outstanding as of the date of this prospectus are fully paid and non-assessable.
The following are summaries of material provisions of the Amended Articles and the Cayman Islands Companies Act insofar as they relate to the material terms of the Ordinary Shares.
Ordinary Shares
General
Holders of Class A Ordinary Shares and Class B Ordinary Shares generally have the same rights except for voting, conversion and director appointment and removal rights. We maintain a register of our shareholders and a shareholder will only be entitled to a share certificate if our board of directors resolves that share certificates be issued.
Although Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen control the voting power of all of the issued and outstanding Class B Ordinary Shares, their controls over those shares are not permanent and are subject to reduction or elimination. As further described below, upon any transfer of Class B Ordinary Shares by a holder thereof to any person which is not Mr. Li or Mr. Shen or an affiliate of them, those shares will automatically and immediately convert into Class A Ordinary Shares.
Dividends
The holders of Ordinary Shares are entitled to such dividends as the board of directors may in its discretion lawfully declare from time to time, or as shareholders may declare by ordinary resolution. Class A Ordinary Shares and Class B Ordinary Shares rank equally as to dividends and other distributions. Dividends may be paid either in cash or in specie.
Voting Rights
In respect of all matters upon which holders of Ordinary Shares are entitled to vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. Voting at any meeting of shareholders is decided by way of a poll and not by way of a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs and the result of a poll shall be deemed to be the resolution of the meeting.
Class A Ordinary Shares and Class B Ordinary Shares shall vote together on all matters as a single class except as otherwise required by law. An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast, including by all holders of a specific class of shares, if applicable, while a special resolution requires not less than two-thirds of votes cast. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution is required for important matters such as a change of name or making changes to our then existing memorandum and articles of association.
Optional and Mandatory Conversion
Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares is not convertible into Class B Ordinary Shares under any circumstances.

Upon any transfer of Class B Ordinary Shares by a holder thereof to any person which is not a Co-Founder or a Co-Founder Affiliate, each such Class B Ordinary Share will automatically and immediately convert into one Class A Ordinary Share.
Transfer of Ordinary Shares
Subject to applicable laws, including securities laws, and the restrictions contained in the Amended Articles and to any lock-up agreements to which an shareholder may be a party, any shareholders may transfer all or any of their Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Class B Ordinary Shares may be transferred only to a Co-Founder or a Co-Founder Affiliate and any Class B Ordinary Shares transferred otherwise will be converted into Class A Ordinary Shares as described above. See “— Optional and Mandatory Conversion.”
Our board of directors may decline to register any transfer of any share in the event that any of the following is known by the directors not to be both applicable and true with respect to such transfer:
•
the instrument of transfer is lodged with us, or the designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or

•
a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal stating the facts which are considered to justify the refusal to register the transfer.
Liquidation
Class A Ordinary Shares and Class B Ordinary Shares will rank equally upon occurrence of our liquidation or winding up, in the event of which our assets will be distributed to, or the losses will be borne by, shareholders in proportion to the par value of the shares held by them.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.
Redemption of Ordinary Shares
Subject to the provisions of the Cayman Islands Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as we may, by either our board of directors or by the shareholders by ordinary resolution, determine before the issue of the shares.
Variations of Rights of Shares
If at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the approval of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) in nominal or par value amount of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).
General Meetings of Shareholders
We may (but shall not be obliged to) in each calendar year hold an annual general meeting. The annual general meeting shall be held at such time and place as our board of directors may determine. At least seven calendar days’ notice shall be given for any general meeting. The chairperson of our board of directors or our board of directors may call extraordinary general meetings. Our board of directors must convene an extraordinary general meeting upon the requisition of shareholders holding at least one third of the votes that may be cast at such meeting. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of our Class B Ordinary Shares shall be required in any event.
Inspection of Books and Records
Our board of directors will determine whether, to what extent, at what times and places and under what conditions or regulations our accounts and books will be open to the inspection by shareholders, and no shareholder will otherwise have any right of inspecting any account or book or document of us except as required by law or authorized by our board of directors or our shareholders by special resolution.
Changes in Capital
We may from time to time by ordinary resolution:
•
increase our share capital by new shares of such amount as we think expedient;

•
consolidate and divide all or any share capital into shares of a larger amount than existing shares;

•
sub-divide our existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•
cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by the Cayman Islands Companies Act.
Registration Rights
Certain of our shareholders are entitled to certain registration rights, pursuant to which we have agreed to provide customary demand registration rights and “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.
Warrants
A summary description of the Warrants is set forth below.
Public Warrants
Each whole Warrant entitles the registered holder to purchase one Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO and 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Class A Ordinary Shares. This means only a whole Warrant may be exercised at a given time by a Warrant holder. No fractional Warrants will be issued upon separation of Units and only whole Warrants will trade. Accordingly, unless an investor purchases at least two Units, they will not be able to receive or trade a whole Warrant. The Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue a Class A Ordinary Share upon exercise of a Warrant unless the Class A Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a Unit containing such Warrant will have paid the full purchase price for the Unit solely for the Class A Ordinary Share underlying such Unit.
We have filed the registration statement of which this prospectus is a part within the timeframe set forth in the Warrant Agreement and have agreed to use our commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A Ordinary Shares until the Warrants expire or are redeemed, as specified in the Warrant Agreement. If the Class A Ordinary Shares are at the time of any exercise of a Warrant are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A Ordinary Shares issuable upon exercise of the Warrants is not effective by the 60 day after the closing of the Business Combination, Warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption; provided that if the exemption under Section 3(a)(9) of the Securities Act, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.
In the case of a cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” less the exercise price of the Warrants by (y) the fair market value. The “fair market value” as used in this paragraph means the volume-weighted average price of the Class A Ordinary Shares as reported during the 10-trading day period ending on the trading day prior to the date on which the notice of exercise is received by the Warrant agent.
A holder of a Warrant may notify us in writing in the event we elect to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.
Redemption of Warrants when the price per Class A Ordinary Share equals or exceeds US$18.00
Once the Warrants become exercisable, we may redeem the outstanding Warrants (except as described herein with respect to the Sponsor Warrants):

•
in whole and not in part;

•
at a price of US$0.01 per Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder; and

•
if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds US$18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by us, we may not exercise our redemption right if the issuance of Class A Ordinary Shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Class A Ordinary Shares may fall below the US$18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described below under the heading “— Warrants — Public Warrants — Anti-dilution Adjustments”) as well as the US$11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.
If we call the Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of Class A Ordinary Shares issuable upon the exercise of the Warrants. If our management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” means the average reported last sale price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Ordinary Shares to be received upon exercise of the Warrants, including the “fair market value” in such case.
Anti-dilution Adjustments
If the number of issued and outstanding Class A Ordinary Shares is increased by a capitalization or share dividend payable in Class A Ordinary Shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, subdivision or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A Ordinary Shares as reported during the 10-trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Class A Ordinary Shares on account of such Class A Ordinary Shares (or other securities into which the Warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed US$0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A Ordinary Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than US$0.50 per share, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A Ordinary Share in respect of such event.
If the number of issued and outstanding Class A Ordinary Shares is decreased by a consolidation, combination or reclassification of Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding Class A Ordinary Shares.
Whenever the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A Ordinary Shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding Class A Ordinary Shares (other than those described above or that solely affects the par value of such Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Class A Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of Class A Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.
The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in this prospectus, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 65% of the then-outstanding public Warrants is required to make any change that adversely affects the interests of the registered holders.
The Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their Warrants and receive Class A Ordinary Shares. After the issuance of Class A Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
We have agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Sponsor Warrants
Except as described below, the Sponsor Warrants have terms and provisions that are identical to those of the Warrants being sold as part of the Units in the IPO. The Sponsor Warrants will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). If the Sponsor Warrants are held by holders other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Warrants included in the Units.
The Sponsor, or its permitted transferees, has the option to exercise the Sponsor Warrants on a cashless basis. If holders of the Sponsor Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Sponsor Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Sponsor Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the Sponsor Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Class A

Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of Sponsor Warrant exercise is sent to the Warrant agent.
Any amendment to the terms of the Sponsor Warrants or any provision of the Warrant Agreement with respect to the Sponsor Warrants will require a vote of holders of at least 65% of the number of the then outstanding Sponsor Warrants.
Certain Differences in Corporate Law
The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England. In addition, the Cayman Islands Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.   The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Cayman Islands Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Cayman Islands Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
•
a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•
those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Amended Articles provide that every director (including alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of ECARX Holdings (but not including its auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of ECARX Holdings’ business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning ECARX Holdings or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the Amended Articles.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and the Amended Articles provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Cayman Islands Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended Articles allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, the Amended Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but the Amended Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Amended Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (a) becomes bankrupt or makes any arrangement or composition with his or her creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his or her office by notice in writing to us, (d) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (e) is removed from office pursuant to any other provision of the Amended Articles.
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Restructuring.   A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)
is or is likely to become unable to pay its debts; and

(b)
intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Cayman Islands Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.
Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Amended Articles, if at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the approval of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) in nominal or par value amount of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum). The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and the Amended Articles, the Amended Articles may only be amended by a special resolution of our shareholders.
Rights of Non-resident or Foreign Shareholders.   There are no limitations imposed by the Amended articles on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Amended Articles governing the ownership threshold above which shareholder ownership must be disclosed.
History of Securities Issuances
In 2020, we issued a total of 200,000,000 ordinary shares to Jie&Hao Holding Limited, Minghao Group Limited and SHINE LINK VENTURE LIMITED, among which 1,964,286 ordinary shares held by Jie&Hao Holding Limited were subsequently reclassified as Series A Preferred Shares.
In January 2020, we issued a total of 1,125,000 Series A preferred shares for a total cash consideration of US$180.0 million.
In August 2020, 1,125,000 Series A preferred shares held by certain investors were sub-divided into 22,500,000 Series A preferred shares of the Company of US$0.000005 par value each.

In March 2021, we issued 3,356,949 Series A+ preferred shares for a total cash consideration of US$28.2 million.
In May 2021, we issued 5,043,104 Series Angel Preferred Shares for a total cash consideration of US$12.7 million to certain investor.
In May 2021, we issued 21,255,132 Series A+ preferred shares for a total cash consideration of US$178.5 million.
In December 2021, we issued 7,164,480 Series A++ Preferred Shares to certain investors for a total cash consideration of US$71.0 million.
In July 2021, we issued a total of 8,283,686 Series B Preferred Shares to Jie&Hao Holding Limited and Minghao Group Limited as a result of share swap.
In September 2021, we issued 4,321,521 Series B Preferred Shares for a total cash consideration of US$50.0 million.
In December 2021, we issued 2,160,760 Series B Preferred Shares for a total cash consideration of US$25.0 million.
On the Closing Date, in connection with the Business Combination and as part of the Recapitalization, we issued (i) 278,011,485 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares to our then existing shareholders; (ii) 5,870,357 Class A Ordinary Share to then shareholders of COVA, including 5,250,000 Class A Ordinary Shares issued to the Sponsor; (iii) 1,052,632 Class A Ordinary Shares to Lotus as a result of the automatic conversion of the Lotus Note, and (iv) 35,000,000 Class A Ordinary Shares to the Strategic Investors pursuant to the Strategic Investment Agreements.

TAXATION
U.S. Federal Income Tax Considerations to U.S. Holders
General
The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of the Class A Ordinary Shares and Warrants ( “Securities”). No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the ownership or disposition of Securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
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our officers or directors;

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banks, financial institutions or financial services entities;

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broker-dealers;

•
taxpayers that are subject to the mark-to-market accounting rules;

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tax-exempt entities;

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S-corporations, partnerships and other pass-through entities or arrangements;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
expatriates or former long-term residents of the United States;

•
persons that actually or constructively own five percent or more of our shares by vote or value;

•
persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•
persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;

•
persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•
U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.
Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Securities, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding Securities, we urge you to consult your own tax advisor.
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.
Taxation of Distributions
As stated under “— Dividend Policy,” we do not anticipate paying any cash distributions on the Class A Ordinary Shares in the foreseeable future. However, subject to the possible applicability of the PFIC rules discussed below under “Passive Foreign Investment Company Status,” if we do make a distribution of cash or other property on the Class A Ordinary Shares, a U.S. Holder will generally be required to include in gross income as a dividend the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in the Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below). We do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, dividends will generally be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) provided that the Class A Ordinary Shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which the Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Ordinary Shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants
Subject to the PFIC rules described below under “Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of the Class A Ordinary Shares or Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.
Exercise, Lapse or Redemption of a Warrant
Subject to the PFIC rules described below under “Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will generally not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in a Class A Ordinary Share received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant.
The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. Although we expect a U.S. Holder’s cashless exercise of our warrants (including after we provide notice of our intent to redeem warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.
In either tax-free situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the warrants.
It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder may be deemed to have surrendered a number of Warrants having an aggregate value equal to the exercise price for the total number of warrants to be deemed exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the exercise price for the total number of warrants deemed exercised and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.
Subject to the PFIC rules described below, if we redeem warrants for cash or purchases warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Exercise, Lapse or Redemption of a Warrant.”

Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Share Capital — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. Holders of such Class A Ordinary Shares as described under “— Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Warrants to the extent that such distribution is treated as a dividend.
Passive Foreign Investment Company Status
The treatment of U.S. Holders of the Class A Ordinary Shares and Warrants could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
With certain exceptions, the Class A Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Class A Ordinary Shares. Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of our company and our subsidiaries, we do not currently expect to be treated as a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.
If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares or Warrants and, in the case of Class A Ordinary Shares, the U.S. Holder did not make an applicable purging election, or a mark-to-market election, such U.S. Holder would generally be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).
Under these rules:
•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s Class A Ordinary Shares (but not Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.
A U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants for cash) and we were a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized will generally be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Warrants properly makes and maintains a QEF election with respect to the newly acquired Class A Ordinary Shares (or has previously made a QEF election with respect to Class A Ordinary Shares), the QEF election will apply to the newly acquired Class A Ordinary Shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, we will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of our earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make the second election, we must also be determined to be a “controlled foreign corporation” as defined by the Code (which is not currently expected to be the case). As a result of either purging election, the U.S. Holder will have a new basis and holding period in the Class A Ordinary Share acquired upon the exercise of the warrants solely for purposes of the PFIC rules. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We have not determined whether we will provide U.S. Holders this information if we determine that we are a PFIC.
Alternatively, if we are a PFIC and the Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Class A Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder will generally include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Warrants.
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which the Class A Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to Class A Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Class A Ordinary Shares under their particular circumstances.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.
The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Ordinary Shares and Warrants should consult their tax advisors concerning the application of the PFIC rules to Securities under their particular circumstances.
Cayman Islands Taxation
The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Securities, as the case may be, nor will gains derived from the disposal of the Securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of Securities.

We have been incorporated under the laws of the Cayman Islands as exempted companies with limited liability and, as such, have obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with us that:
(a)
no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(a)
in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)
on or in respect of the shares, debentures or other obligations of us; or

(i)
by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.

The concessions apply for a period of 20 years from February 18, 2022.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to 23,871,971 Class A Ordinary Shares issuable upon the exercise of the Warrants. We are also registering the resale by the Selling Securityholders named in this prospectus of up to (A)286,524,283 Class A Ordinary Shares, which includes (i) 213,095,255 Class A Ordinary Shares beneficially owned by Fu&Li Industrious Innovators Limited, SHINE LINK VENTURE LIMITED, and Baidu (Hong Kong) Limited, which were originally acquired prior to the Closing Date, (ii) 48,960,916 Class A Ordinary Shares issuable upon the conversion of 48,960,916 Class B Ordinary Shares beneficially owned by Fu&Li Industrious Innovators Limited and Jie&Hao Holding Limited, which were originally acquired prior to the Closing Date, (iii) 5,250,000 Sponsor Shares issued to the Sponsor on the Closing Date in exchange for the Class B ordinary shares of COVA; (iv) 8,872,000 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (v) 3,500,000 Class A Ordinary Shares issued to the Strategic Investors on the Closing Date; (vi) 1,052,632 Class A Ordinary Shares issued to Lotus on the Closing Date; and (vii) 5,793,480 Class A Ordinary Shares issuable upon conversion of the Investor Notes issued to the CB Investors, and (B) 8,872,000 Sponsor Warrants. As used herein, “Selling Securityholders” includes donees, pledgees, transferees or other successors-in-interest (as a gift, pledge, partnership distribution or other non-sale related transfer) selling securities received after the date of this prospectus from the Selling Securityholders.
The Selling Securityholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Registered Shares to be made directly or through agents. The Selling Securityholders may offer and sell, from time to time, some or all of the securities covered by this prospectus, and each Selling Securityholder will act independently of us in making decisions with respect to the timing, manner and size of any sale. However, there can be no assurance that the Selling Securityholders will sell all or any of the securities offered by this prospectus. On May 26, 2022, we entered into a Sponsor Support Agreement and Deed with COVA and the Sponsor, pursuant to which the Sponsor, among other things, agreed not to transfer any Ordinary Shares or Warrants held by it immediately after the First Effective Time, or any Ordinary Shares acquired by the Sponsor upon the conversion, exercise or exchange of the Sponsor Warrants or Warrants, for a period of six (6) months from and after the Closing, subject to certain exceptions. In addition, on May 26, 2022, we entered into a Shareholder Support Agreement and Deed with Fu&Li Industrious Innovators Limited, Jie&Hao Holding Limited, SHINE LINK VENTURE LIMITED, and Baidu (Hong Kong) Limited, amongst others, pursuant to which these shareholders, among other things, agreed to the same lock-up restrictions as imposed on the Sponsor in the Sponsor Support Agreement and Deed with respect to any Ordinary Shares that are held by such shareholders immediately after the First Effective Time and any Ordinary Shares acquired by such shareholder upon the exercise of any outstanding options exercisable to purchase Ordinary Shares.
We will receive proceeds of up to an aggregate of approximately US$274,527,666 from the exercise of the Warrants if all of the Warrants are exercised for cash. We will not receive any proceeds from any sale by the Selling Securityholders of the securities being registered hereunder. The aggregate proceeds to the Selling Securityholders will be the aggregate purchase price of the securities sold less any discounts and commissions borne by the Selling Securityholders. We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, whereas the Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of our Class A Ordinary Shares or Warrants. Our Class A Ordinary Shares and Warrants are currently listed on Nasdaq under the symbols “ECX” and “ECXWW,” respectively.
The Selling Securityholders may use any one or more of the following methods when selling the securities offered by this prospectus:
•
purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•
ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
an over-the-counter distribution in accordance with the rules of Nasdaq;

•
through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•
through one or more underwritten offerings on a firm commitment or best efforts basis;

•
settlement of short sales entered into after the date of this prospectus;

•
agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share or warrant;

•
distribution to employees, members, limited partners or stockholders of the Selling Securityholder or its affiliates by pledge to secure debts and other obligations;

•
delayed delivery arrangements;

•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•
directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•
through a combination of any of the above methods of sale; or

•
any other method permitted pursuant to applicable law.

The Selling Securityholders may sell the securities at prices then prevailing, related to the then prevailing market price or at negotiated prices. The offering price of the securities from time to time will be determined by the Selling Securityholders and, at the time of the determination, may be higher or lower than the market price of our securities on Nasdaq or any other exchange or market. The Selling Securityholders have the sole and absolute discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time or for any other reason.
With respect to a particular offering of the securities held by the Selling Securityholders, to the extent required, an accompanying prospectus supplement will be or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part may be, prepared and will set forth the following information:
•
the specific securities to be offered and sold;

•
the names of the Selling Securityholders;

•
the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

•
settlement of short sales entered into after the date of this prospectus;

•
the names of any participating agents, broker-dealers or underwriters; and

•
any applicable commissions, discounts, concessions and other items constituting compensation from the Selling Securityholders.

To the extent required, we will use our best efforts to file a post-effective amendment to the registration statement of which this prospectus is part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information, and this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
We may suspend the sale of the Registered Securities by the Selling Securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

Subject to the terms of the agreement(s) governing the registration rights applicable to a Selling Securityholder’s Class A Ordinary Shares or Warrants, the Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the Selling Securityholders for purposes of this prospectus. Upon being notified by a Selling Securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus or post-effective amendment to name specifically such person as a Selling Securityholder.
In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement or post-effective amendment in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.
The Selling Securityholders may also sell securities under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus.
If any of the Selling Securityholders use an underwriter or underwriters for any offering, we will name such underwriter or underwriters, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus, the applicable Selling Securityholders will agree in an underwriting agreement to sell to the underwriter(s), and the underwriter(s) will agree to purchase from the Selling Securityholders, the number of shares set forth in such prospectus supplement. These sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless otherwise set forth in such prospectus supplement, the underwriters will be obligated to purchase all the securities offered if any of the securities are purchased.
Underwriters, broker-dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, broker-dealer or agent, place orders online or through their financial advisors.
In offering the securities covered by this prospectus, the Selling Securityholders and any underwriters, broker-dealers or agents who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.
The underwriters, broker-dealers and agents may engage in transactions with us or the Selling Securityholders, may have banking, lending or other relationships with us or the Selling Securityholders or perform services for us or the Selling Securityholders, in the ordinary course of business.
Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.
In order to facilitate the offering of the securities, any underwriters, broker-dealers or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters, broker-dealers or agents, as the case may be, may overallot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover overallotments or to stabilize the price of our securities, the underwriters, broker-dealers or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters, broker-dealers or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.
The Selling Securityholders may also authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the Selling Securityholders pay for solicitation of these contracts.
In effecting sales, underwriters, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Underwriters, broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.
It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities.
A Selling Securityholder may enter into derivative transactions with third parties, including hedging transactions with broker-dealers or other financial institutions, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sales of the securities offered hereby or of securities convertible into or exchangeable for such securities. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of shares. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.
If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
The Selling Securityholders and any other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the securities by, the Selling Securityholders or any other person, which limitations may affect the marketability of the shares of the securities.
We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
We have agreed to indemnify certain Selling Securityholders against certain liabilities, including liabilities under the Securities Act with respect to their Registered Securities and these Selling Securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. We and/or these Selling Securityholders may indemnify any broker or underwriter that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

EXPENSES RELATED TO THE OFFERING
We estimate the following expenses in connection with the offer and sale of our Class A Ordinary Shares and Warrants by the Selling Securityholders. With the exception of the SEC registration fee, all amounts are estimates.
SEC registration fee
Legal fees and expenses	*
Accountants’ fees and expenses	*
Printing expenses	*
Miscellaneous costs	*
Total

*
These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

Under agreements to which we are party with the Selling Securityholders, we have agreed to bear all expenses relating to the registration of the resale of the securities pursuant to this prospectus.

LEGAL MATTERS
We have been represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. Maples and Calder (Hong Kong) LLP has advised us on certain legal matters as to Cayman Islands law including the issuance of the ordinary shares offered by this prospectus, and Skadden, Arps, Slate, Meagher & Flom LLP has advised us on the validity of Warrants under New York law.

EXPERTS
The consolidated financial statements of ECARX Holdings Inc. as of and for the years ended December 31, 2020 and 2021, have been included herein in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2021 consolidated financial statements contains an explanatory paragraph that states that ECARX Holdings’ recurring losses from operations and has net cash used in operating activities and net current liabilities that raise substantial doubt about ECARX Holdings’ ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
The office of KPMG Huazhen LLP is located at 25th Floor, Tower II, Plaza 66, 1266 Nanjing West Road, Shanghai, People’s Republic of China.

ENFORCEABILITY OF CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES
ECARX Holdings is incorporated under the laws of the Cayman Islands. Service of process upon ECARX Holdings and upon its directors and officers named in this prospectus, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.
We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.
We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.
We have also been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands; provided that such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in the nature of taxes, a fine, or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands are unlikely to enforce a judgment obtained from U.S. courts under civil liability provisions of U.S. securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
In addition, we have been advised by our mainland China legal counsel that there is uncertainty as to whether courts in mainland China would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in mainland China predicated upon the securities laws of the United States or any state in the United States.
We have also been advised by our mainland China legal counsel that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of the laws in mainland China relating to the enforcement of civil liability, including the PRC Civil Procedures Law, based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty or other forms of reciprocity between mainland China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. Furthermore according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment if they decide that the judgment violates the basic principles of the law in mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a U.S. court or the Cayman Islands.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 of which this prospectus forms a part under the Securities Act that registers the Registered Securities that may be offered under this prospectus from time to time. The registration statement on Form F-1, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Registered Securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.
We are subject to the informational reporting requirements of the Exchange Act. We file reports and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at https://www.sec.gov. Our website address is https://www.ecarxgroup.com. The information on, or that can be accessed through, our website is not part of this prospectus.
We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. You should direct requests for those documents to:
ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People’s Republic of China
+86 (571) 8530-6757

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2021 and June 30, 2022	F-59
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2021 and 2022	F-63
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Deficit for the six months ended June 30, 2021 and 2022	F-64
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2022	F-65
Notes to Unaudited Condensed Consolidated Financial Statements	F-66
COVA Acquisition Corp.
Audited Financial Statements
Unaudited Financial Statements
Condensed Balance Sheets as of September 30, 2022 (Unaudited) and December 31, 2021	F-106
Unaudited Condensed Statements of Operations for the three and nine months ended September 30, 2022 and 2021	F-107
Unaudited Condensed Statements of Changes in Shareholders’ Deficit for the three and nine months ended September 30, 2022 and 2021	F-108
Unaudited Condensed Statements of Cash Flows for the nine months ended September 30, 2022 and 2021	F-109
Notes to Unaudited Condensed Financial Statements	F-110

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
ECARX Holdings Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ECARX Holdings Inc. and subsidiaries (“the Company”) as of December 31, 2020 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has suffered recurring losses from operations and has net cash used in operating activities and net current liabilities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2021.
Shanghai, China
June 23, 2022

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
		As of December 31,
	Note	2020	2021
		RMB	RMB
ASSETS
Current assets
Cash	3	729,936	877,959
Restricted cash (including restricted cash of VIEs that can only be used to settle the VIEs’ obligation of RMB273,940 and RMB23,004 as of December 31, 2020 and 2021, respectively)	3	273,940	23,004
Accounts receivable – third parties, net	4	201,126	184,546
Accounts receivable – related parties, net	4, 25	673,784	768,747
Notes receivable (including notes receivable of VIEs that can only be used to settle the VIEs’ obligation of RMB117,893 and RMB110,550 as of December 31, 2020 and 2021, respectively)	5	118,304	137,710
Inventories	6	233,864	223,319
Amounts due from related parties	25	78,616	41,278
Prepayments and other current assets	7	118,129	200,075
Total current assets		2,427,699	2,456,638

Non-current assets
Long-term investments	8	2,653	1,354,049
Property and equipment, net	9	106,083	103,156
Intangible assets, net	10	30,043	31,026
Other non-current assets – third parties		11,255	19,904
Other non-current assets – related parties	25	353	1,929
Total non-current assets		150,387	1,510,064
Total assets		2,578,086	3,966,702
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
		As of December 31,
	Note	2020	2021
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings (including short-term borrowings of the VIEs without recourse to the Company of RMB76,000 and RMB932,000 as of December 31, 2020 and 2021, respectively)	11	76,000	932,000
Current instalments of long-term debt (including current instalments of long-term debt of the VIEs without recourse to the Company of RMB250,000 and nil as of December 31, 2020 and 2021, respectively)	15	250,000	—
Accounts payable – third parties (including accounts payable – third parties of the VIEs without recourse to the Company of RMB715,737 and 622,867 as of December 31, 2020 and 2021, respectively)		724,189	649,967
Accounts payable – related parties (including accounts payable – related parties of the VIEs without recourse to the Company of RMB343,017 and RMB99,906 as of December 31, 2020 and 2021, respectively)	25	343,017	111,531
Notes payable (including notes payable of the VIEs without recourse to the Company of RMB271,833 and RMB127,304 as of December 31, 2020 and 2021, respectively)		271,833	127,304
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of RMB53,905 and RMB309,010 as of December 31, 2020 and 2021, respectively)	25	53,905	376,906
Contract liabilities, current – third parties (including contract liabilities, current – third parties of the VIEs without recourse to the Company of RMB5,713 and RMB2,685 as of December 31, 2020 and 2021, respectively)	12	7,677	2,685
Contract liabilities, current – related parties (including contract liabilities, current – related parties of the VIEs without recourse to the Company of RMB151,694 and RMB363,285 as of December 31, 2020 and 2021, respectively)	12	151,694	363,285
Warrant liabilities (including warrant liabilities of the VIEs without recourse to the Company of RMB80,270 and nil as of December 31, 2020 and 2021, respectively)	13	80,270	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of RMB1,308,970 and RMB442,588 as of December 31, 2020 and 2021, respectively)	14	1,309,013	458,979
Total current liabilities		3,267,598	3,022,657
Non-current liabilities
Contract liabilities, non-current – third parties (including contract liabilities, non-current – third parties of the VIEs without recourse to the Company of RMB55 and RMB317 as of December 31, 2020 and 2021, respectively)	12	55	317
Contract liabilities, non-current – related parties (including contract liabilities, non-current – related parties of the VIEs without recourse to the Company of RMB359,091 and RMB472,749 as of December 31, 2020 and 2021, respectively)	12	359,091	472,749
Long-term debt, net, excluding current instalments (including long-term debt, net, excluding current instalments of the VIEs without recourse to the Company of RMB775,387 and nil as of December 31, 2020 and 2021, respectively)	15	775,387	—
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB7,523 and RMB16,292 as of December 31, 2020 and 2021, respectively)		7,523	16,292
Total non-current liabilities		1,142,056	489,358
Total liabilities		4,409,654	3,512,015
Commitments and contingencies	24
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
		As of December 31,
	Note	2020	2021
		RMB	RMB
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.000005 par value, nil and 5,043,104 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of nil and RMB283,585 as of December 31, 2020 and 2021; Liquidation preference of nil and RMB273,519 as of December 31, 2020 and 2021, respectively)	17	—	283,585
Series A Redeemable Convertible Preferred Shares (US$0.000005 par value, 22,500,000 and 24,464,286 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of RMB1,264,579 and RMB1,429,313 as of December 31, 2020 and 2021, respectively; Liquidation preference of RMB1,238,526 and RMB1,336,186 as of December 31, 2020 and 2021, respectively)	17	1,264,579	1,429,313
Series A+ Redeemable Convertible Preferred Shares (US$0.000005 par value, nil and 24,612,081 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of nil and RMB1,386,671 as of December 31, 2020 and 2021; Liquidation preference of nil and RMB1,331,641 as of December 31, 2020 and 2021, respectively)	17	—	1,386,671
Series A++ Redeemable Convertible Preferred Shares (US$0.000005 par value, nil and 7,164,480 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of nil and RMB475,413 as of December 31, 2020 and 2021; Liquidation preference of nil and RMB452,241 as of December 31, 2020 and 2021, respectively)	17	—	475,413
Series B Redeemable Convertible Preferred Shares (US$0.000005 par value, nil and 14,765,967 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of nil and RMB1,117,317 as of December 31, 2020 and 2021; Liquidation preference of nil and RMB1,104,188 as of December 31, 2020 and 2021, respectively)	17	—	1,117,317
Subscription receivable from a Series A Redeemable Convertible Preferred Shareholder	17	(1,032,104)	—
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	17	—	(159,392)
Redeemable non-controlling interests	18	—	30,500
Total mezzanine equity		232,475	4,563,407
SHAREHOLDERS’ DEFICIT
Ordinary Shares (US$0.000005 par value, 9,977,500,000 and 9,923,950,082 shares authorized as of December 31, 2020 and 2021, respectively; 200,000,000 and 193,835,714 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	19	7	7
Treasury Shares, at cost (nil and 4,200,000 shares held as of December 31, 2020 and 2021, respectively)	19	—	—
Additional paid-in capital		165,412	—
Accumulated deficit		(2,242,466)	(4,109,041)
Accumulated other comprehensive income		1,497	6,048
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.		(2,075,550)	(4,102,986)
Non-redeemable non-controlling interests		11,507	(5,734)
Total shareholders’ deficit		(2,064,043)	(4,108,720)
Liabilities, mezzanine equity and shareholders’ deficit		2,578,086	3,966,702
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)
		Year ended December 31,
	Note	2020	2021
		RMB	RMB
Revenues	21
Sales of goods revenues (including related parties amounts of RMB1,275,777 and RMB1,466,340 for the years ended December 31, 2020 and 2021, respectively)		1,678,234	1,983,817
Software license revenues (including related parties amounts of RMB18,168 and RMB24,788 for the years ended December 31, 2020 and 2021, respectively)		71,297	261,265
Service revenues (including related parties amounts of RMB444,709 and RMB532,625 for the years ended December 31, 2020 and 2021, respectively)		491,532	533,981
Total revenues		2,241,063	2,779,063
Cost of goods sold (including related parties amounts of RMB6,073 and RMB220,062 for the years ended December 31, 2020 and 2021, respectively)		(1,524,744)	(1,749,188)
Cost of software licenses		(27,926)	(32,164)
Cost of services		(137,005)	(180,518)
Total cost of revenues		(1,689,675)	(1,961,870)
Gross profit		551,388	817,193
Research and development expenses (including related parties amounts of RMB2,118 and RMB21,069 for the years ended December 31, 2020 and 2021, respectively)		(706,018)	(1,209,385)
Selling and marketing expenses (including related parties amounts of RMB192 and nil for the years ended December 31, 2020 and 2021, respectively)		(60,643)	(82,827)
General and administrative expenses (including related parties amounts of RMB2,447 and RMB2,343 for the years ended December 31, 2020 and 2021, respectively)		(215,008)	(506,873)
Others, net		(200)	207
Total operating expenses		(981,869)	(1,798,878)
Loss from operation		(430,481)	(981,685)
Interest income		28,480	11,783
Interest expenses (including related parties amounts of RMB872 and RMB212 for the years ended December 31, 2020 and 2021, respectively)		(59,128)	(131,666)
Share of results of equity method investments		148	(2,519)
Gains on deconsolidation of a subsidiary	8	—	10,579
Change in fair value of warrant liabilities	13	(39,635)	(111,299)
Government grants		5,998	4,507
Foreign currency exchange gains, net		54,842	18,315
Loss before income taxes		(439,776)	(1,181,985)
Income tax expenses	22	(228)	(3,447)
Net loss		(440,004)	(1,185,432)
Net loss attributable to non-redeemable non-controlling interests		345	5,011
Net loss attributable to redeemable non-controlling interests		—	806
Net loss attributable to ECARX Holdings Inc.		(439,659)	(1,179,615)
Accretion of redeemable non-controlling interests		—	(1,306)
Net loss available to ECARX Holdings Inc.		(439,659)	(1,180,921)
Accretion of Redeemable Convertible Preferred Shares	17	(101,286)	(243,564)
Net loss available to ECARX Holdings Inc. ordinary shareholders		(540,945)	(1,424,485)
Loss per ordinary share
− Basic and diluted	23	(2.70)	(7.18)
Weighted average number of ordinary shares used in computing loss per ordinary share
− Basic and diluted	23	200,000,000	198,407,045
Net loss		(440,004)	(1,185,432)
Other comprehensive income:
Foreign currency translation adjustments, net of nil income taxes		1,497	4,551
Comprehensive loss		(438,507)	(1,180,881)
Comprehensive loss attributable to non-redeemable non-controlling interests		345	5,011
Comprehensive loss attributable to redeemable non-controlling interests		—	806
Comprehensive loss attributable to ECARX Holdings Inc.		(438,162)	(1,175,064)
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)
	Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	200,000,000	7	—	—	255,288	(1,802,807)	—	(1,547,512)	11,852	(1,535,660)
Net loss	—	—	—	—	—	(439,659)	—	(439,659)	(345)	(440,004)
Share-based compensation (Note 20)	—	—	—	—	11,410	—	—	11,410	—	11,410
Accretion of Redeemable Convertible Preferred Shares	—	—	—	—	(101,286)	—	—	(101,286)	—	(101,286)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	1,497	1,497	—	1,497
Balance as of December 31, 2020	200,000,000	7	—	—	165,412	(2,242,466)	1,497	(2,075,550)	11,507	(2,064,043)
Net loss*	—	—	—	—	—	(1,179,615)	—	(1,179,615)	(5,011)	(1,184,626)
Share-based compensation (Note 20)	—	—	—	—	163,481	—	—	163,481	—	163,481
Re-designation of ordinary shares to Series A Preferred Shares (Note 17)	(1,964,286)	—	—	—	(81,208)	—	—	(81,208)	—	(81,208)
Deemed dividend in association with acquisition of an equity-method investment (Note 8)	—	—	—	—	—	(689,670)	—	(689,670)	—	(689,670)
Deconsolidation of a subsidiary (Note 8)	—	—	—	—	—	—	—	—	(14,335)	(14,335)
Accretion of redeemable non-controlling interests Note 18(b)	—	—	—	—	—	(1,306)	—	(1,306)	—	(1,306)
Contribution from non-controlling shareholders Note 18(a)	—	—	—	—	(105)	—	—	(105)	2,105	2,000
Repurchase of ordinary shares (Note 19)	(4,200,000)	—	4,200,000	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred shares (Note 17)	—	—	—	—	(247,580)	4,016	—	(243,564)	—	(243,564)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	4,551	4,551	—	4,551
Balance as of December 31, 2021	193,835,714	7	4,200,000	—	—	(4,109,041)	6,048	(4,102,986)	(5,734)	(4,108,720)

*
Exclude net loss attributable to redeemable non-controlling interests of RMB806 for the year ended December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)
	Year ended December 31,
	2020	2021
	RMB	RMB
Operating activities:
Net loss	(440,004)	(1,185,432)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	360	—
Provision of prepayments and other current assets	—	3,245
Write-down of inventories	44,134	49,485
Share-based compensation	11,410	179,933
Depreciation and amortization	58,958	65,012
Share of results of equity method investments	(148)	2,519
Gains on deconsolidation of a subsidiary	—	(10,579)
Amortization of debt issuance costs	55,351	99,923
Change in fair value of warrant liabilities	39,635	111,299
Loss on disposal of property, equipment and intangible assets	577	1,562
Unrealized exchange gains	(55,213)	(12,478)
Changes in operating assets and liabilities, net of effects of deconsolidation of subsidiary:
Accounts receivable – third parties, net	499,485	(45,166)
Accounts receivable – related parties, net	(1,799)	(96,169)
Notes receivable	(3,991)	(19,406)
Inventories	(9,268)	(105,557)
Amounts due from related parties	(2,633)	(5,737)
Prepayments and other current assets	32,261	(110,035)
Accounts payable – third parties	(811,649)	18,699
Accounts payable – related parties	(21,235)	(218,143)
Notes payable	111,327	(144,529)
Contract liabilities – third parties	(2,391)	(4,565)
Contract liabilities – related parties	30,927	353,659
Amounts due to related parties	27,376	5,334
Accrued expenses and other current liabilities	69,834	186,032
Other non-current liabilities	(1,350)	8,769
Net cash used in operating activities	(368,046)	(872,325)
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands, except share and per share data)
	Year ended December 31,
	2020	2021
	RMB	RMB
Investing activities:
Purchase of property, equipment and intangible assets	(69,114)	(78,863)
Acquisition of long-term investments	—	(1,345,637)
Cash disposed on deconsolidation of a subsidiary	—	(8,360)
Loans to related parties	—	(28,850)
Advances to a related party	(103,024)	(19,806)
Collection of advances to a related party	81,026	90,155
Net cash used in investing activities	(91,112)	(1,391,361)
Financing activities:
Proceeds from issuance of Series Angel Convertible Redeemable Preferred Shares	—	81,950
Proceeds from issuance of Series A Convertible Redeemable Preferred Shares	206,422	1,032,104
Payment for issuance cost of Series A Convertible Redeemable Preferred Shares	(8,500)	—
Refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	1,032,104	—
Repayment of refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	—	(1,032,104)
Proceeds from issuance of Series A+ Convertible Redeemable Preferred Shares	—	1,331,641
Payment for issuance cost of Series A+ Convertible Redeemable Preferred Shares	—	(10,000)
Proceeds from issuance of Series A++ Convertible Redeemable Preferred Shares	—	452,241
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	—	324,270
Refundable deposits received in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	—	461,849
Repayment of refundable deposits in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	—	(461,849)
Cash contributed by redeemable non-controlling shareholders	—	30,000
Cash contributed by non-redeemable non-controlling shareholders	—	2,000
Proceeds from short-term borrowings	76,000	947,000
Repayment for short-term borrowings	(167,900)	(91,000)
Borrowings from related parties	—	315,152
Repayment of borrowings from related parties	—	(65,152)
Repayment of long-term debt	—	(1,125,310)
Net cash provided by financing activities	1,138,126	2,192,792
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,023)	(32,019)
Net increase (decrease) in cash and restricted cash	668,945	(102,913)
Cash and restricted cash at the beginning of the year	334,931	1,003,876
Cash and restricted cash at the end of the year	1,003,876	900,963
Supplemental information:
Income tax paid	35	1,644
Interest paid	2,905	28,983
Non-cash investing and financing activities:
Payable for purchase of property, equipment and intangible assets	4,123	17,882
Re-designation of ordinary shares to Series A Preferred Shares (Note 17)	—	97,660
Issuance of Series B Convertible Redeemable Preferred Shares in connection with acquisition of an equity-method investment (Note 8)	—	620,703
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization

(a)
Description of business

ECARX Holdings Inc. (“the Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on November 12, 2019. The Company through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”) is engaged in the sales of system-on-chip core modules, automotive computing platform products, software stacks as well as the provision of research and development services primarily in the People’s Republic of China (“PRC”).
(b)
Reorganization

The Group’s history began in March 2017 with the commencement of operation of Hubei ECARX Technology Co., Ltd (“Hubei ECARX”) and its subsidiaries. All of the equity interests of Hubei ECARX were beneficially held by Mr. Shufu Li, the founder and controlling shareholder of the Company, and Mr. Ziyu Shen, the co-founder, chairman of Board of Directors and chief executive officer of the Company.
The Company was incorporated in the Cayman Islands on November 12, 2019 with an authorized share capital of US$50 divided into 10,000,000,000 shares with a par value of US$0.000005 each. Upon incorporation, the Company issued 140,000,000 ordinary shares to Mr. Shufu Li’s holding vehicle and 60,000,000 ordinary shares to Mr. Ziyu Shen’s holding vehicles, which is in same proportion to the percentage of Mr. Shufu Li and Mr. Ziyu Shen’s respective equity interests in Hubei ECARX. On the same date, Mr. Shufu Li and Mr. Ziyu Shen signed an agreement under which Mr. Ziyu Shen agreed to vote in concert with Mr. Shufu Li.
After the incorporation of the Company, the Group undertook a series of reorganization transactions described below (“the Reorganization”) to establish the Company as the parent company of the Group in preparation for its initial public offering. In November 2019, ECARX Group Limited and ECARX Technology Limited (“ECARX HK”) were established by the Company in the British Virgin Islands and Hong Kong respectively, as the intermediate holding companies within the Group. In December 2019, ECARX (Wuhan) Technology Co., Ltd. (“ECARX WH” or “WFOE”) was established in the PRC as a wholly owned subsidiary of ECARX HK. In January 2020, ECARX WH entered into a series of contractual agreements (collectively, the “VIE agreements”) with Hubei ECARX and its equity interest holders. Those arrangements effectively resulted in the Company, through ECARX WH, obtaining the controlling financial interest of Hubei ECARX. Hubei ECARX and its subsidiaries are collectively referred to as VIEs thereafter. On January 10, 2020, upon consummation of the Reorganization, the ownership structure of the Company is identical to the ownership structure of Hubei ECARX.
Since the shares and equity holding percentages were identical in the Company and Hubei ECARX and the rights of each shareholder and equity interest holder were identical immediately before and after the Reorganization, the establishment of corporate structure of the Company is treated as a recapitalization of Hubei ECARX, and the Company is deemed as a continuation of Hubei ECARX. The Reorganization was accounted for in a manner similar to a pooling of interest and the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.
(c)
Variable interest entity (“VIE”)

The Group operated all of its business in the PRC through Hubei ECARX, a limited liability company established under the laws of the PRC prior to the Restructuring in April 2022 as described in Note 26. The recognized and unrecognized revenue-producing assets of the VIE and VIE’s subsidiaries primarily consisted of property and equipment, internally developed software and intellectual property, patents and trademarks and other licenses necessary for the operation and assembled workforce.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

The equity interests of Hubei ECARX were legally held by Mr. Shufu Li and Mr. Ziyu Shen, who acted as the nominee equity holders of Hubei ECARX on behalf of ECARX WH. A series of VIE agreements, including the Power of Attorney, the Exclusive Business Cooperation Agreement, the Exclusive Purchase Option Agreement, the Equity Interest Pledge Agreement and Spousal Consent, as amended, were entered among the VIE, the WFOE and the nominee equity holders of the VIE. Through the VIE Agreements, the nominee equity holders of the VIE had granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to the WFOE. The nominee equity holders of the VIE did not participate significantly in income and loss and did not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE was considered a variable interest entity.
In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company, through the WFOE, had a controlling financial interest in the VIE because the WFOE had (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the right to receive benefits from the VIE that could potentially be significant to the VIE. Thus, the Company, through the WFOE, is the primary beneficiary of the VIE.
Under the terms of the VIE Agreements, the Company, through the WFOE, had (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Business Cooperation Agreement; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIE under the Power of Attorney; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests and assets in the VIE, to the extent permitted under PRC law, under the Exclusive Purchase Option Agreement. Accordingly, the financial statements of the VIE were consolidated in the Company’s consolidated financial statements.
Under the terms of the VIE Agreements, the VIE’s nominee equity holders had no rights to the net assets nor had the obligations to fund the deficit, and such rights and obligations had been vested to the Company. All of the deficit (net liabilities) and net loss of the VIE were attributed to the Company.
The principal terms of the VIE Agreements are as follows:
Power of Attorney
Pursuant to the power of attorney agreement entered into among WFOE and each of the equity holders of VIE, the equity holders of VIE unconditionally and irrevocably appointed WFOE as their sole attorney-in-fact to exercise all equity holder rights, including, but not limited to, the right to convene and attend equity holders’ meeting, to exercise voting rights and sign any resolution and minutes of the meetings as a shareholder or director, the rights to sale, transfer, pledge or disposal of all or any part of the equity interests in VIE, to appoint the legal representative, director, supervisor and other senior management personnel, of VIE and to exercise all other equity holders’ rights stipulated by PRC laws and regulations and the articles of association of VIE. The powers of attorney will remain effective until such equity holders cease to be equity holders of the VIE.
Exclusive Business Cooperation Agreement
Pursuant to the Exclusive Business Cooperation Agreement, WFOE has agreed to provide to the VIEs with comprehensive technical support, consulting services and other services, including but not limited to software licensing legally owned by WFOE; development, maintenance and update of software involved in VIEs’ business; design, installation, daily management, maintenance and updating of network system, hardware and database design; technical support and training for employees of VIEs; assisting VIEs in consultancy, collection and research of technology and market information; providing business management

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

consultation, marketing and promotion services, customer order management, customer services, leasing of equipment or properties and other related services. The VIEs shall pay WFOE service fees determined by WFOE in its sole discretion. WFOE has the right to determine the level of service fees paid and therefore receives substantially all of the economic benefits of its VIEs in the form of service fees. WFOE, as appropriate, will exclusively own any intellectual property rights arising from the performance of these agreements. The aforementioned agreement will terminate automatically when WFOE terminates it by written notice.
Exclusive Purchase Option Agreements
Under the exclusive purchase option agreements, Mr. Shufu Li and Mr. Ziyu Shen granted WFOE or its designee an option to purchase their equity interest in VIE at RMB1.00 or a price equal to the minimum amount of consideration permitted by PRC law. Mr. Shufu Li and Mr. Ziyu Shen should remit to the VIE any amount that is paid by the WFOE or its designated person(s) in connection with the purchased equity interest. Mr. Shufu Li and Mr. Ziyu Shen also granted WFOE or its designee an option to purchase all or a portion of the assets of VIE for the minimum amount of consideration permitted by PRC law. Mr. Shufu Li and Mr. Ziyu Shen also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of VIE without the prior written consent of WFOE. The Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in VIE have been acquired by WFOE or its designee.
Equity Interest Pledge Agreements
Under the Equity Interest Pledge Agreement, Mr. Shufu Li and Mr. Ziyu Shen pledged their respective equity interest in VIE to WFOE to secure obligations under the Power of Attorney, Exclusive Business Cooperation Agreement, and Exclusive Purchase Option Agreement. Mr. Shufu Li and Mr. Ziyu Shen further agreed not to transfer or pledge their equity interests in VIE without the prior written consent of WFOE. The Equity Interest Pledge Agreement will remain binding until the pledgers, Mr. Shufu Li and Mr. Ziyu Shen, as the case may be, discharge all of their obligations under the above-mentioned agreements. On January 10, 2020, the equity pledges under the Equity Interest Pledge Agreement were registered with competent PRC regulatory authority.
Spousal Consents
The spouses of Mr. Shufu Li and Mr. Ziyu Shen, have each signed a spousal consent. Under the spousal consent, the signing spouse unconditionally and irrevocably agreed that the equity interest in VIE which is held by and registered under the name of her spouse will be disposed of pursuant to the abovementioned Equity Interest Pledge Agreements, Exclusive Purchase Option Agreements, the Exclusive Business Cooperation Agreement and the Power of Attorney. Moreover, the spouse confirmed she has no rights, and will not assert in the future any right, over the equity interests in VIE held by her spouse. In addition, in the event that the spouse obtains any equity interest in VIE held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.
The Company relied on the VIE Agreements to operate and control VIEs. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.
In the opinion of management, based on the legal opinion obtained from the Company’s mainland PRC legal counsel, the above contractual arrangements were legally binding and enforceable and did not violate current mainland PRC laws and regulations. However, there were uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company could not be assured that PRC regulatory authorities would not ultimately take a contrary view to its opinion. If the Company’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
•
revoking the business license and/or operating license of such entities;

•
placing restrictions on the operations or the Company’s right to collect revenues;

•
imposing fines, confiscating the income from the WFOE or VIEs, or imposing other requirements with which the Company or the VIEs may not be able to comply;

•
requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements and deregistering equity pledges made by the equity holders of the VIEs, which in turn would affect the ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

•
restricting or prohibiting the Company’s use of the proceeds of public offerings to finance the business and operations in China; or

•
taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements.
The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.
The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2020 and 2021, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation.
	As of December 31,
	2020	2021
Current assets
Cash	597,772	642,293
Restricted cash(i)	273,940	23,004
Accounts receivable – third parties, net	201,126	184,546
Accounts receivable – related parties, net(ii)	691,871	813,364
Notes receivable(iii)	118,304	137,710
Inventories	233,864	223,319
Amounts due from related parties(iv)	78,616	42,604

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

	As of December 31,
	2020	2021
Prepayments and other current assets	118,129	182,589
Total current assets	2,313,622	2,249,429
Non-current assets
Long-term investments	2,653	441,586
Property and equipment, net	106,083	94,387
Intangible assets, net	30,043	31,026
Other non-current assets – third parties	11,255	19,904
Other non-current assets – related parties	353	1,929
Total non-current assets	150,387	588,832
Total assets	2,464,009	2,838,261
Current liabilities
Short-term borrowings	76,000	932,000
Current instalments of long-term debt	250,000	—
Accounts payable – third parties	715,737	622,867
Accounts payable – related parties(ii)	349,523	159,528
Notes payable	271,833	127,304
Amounts due to related parties (iv)	132,204	2,452,787
Contract liabilities, current – third parties	5,713	2,685
Contract liabilities, current – related parties	151,694	363,285
Warrant liabilities	80,270	—
Accrued expenses and other current liabilities	1,308,970	442,588
Total current liabilities	3,341,944	5,103,044
Non-current liabilities
Contract liabilities, non-current – third parties	55	317
Contract liabilities, non-current – related parties	359,091	472,749
Long-term debt, net, excluding current instalments	775,387	—
Other non-current liabilities	7,523	16,292
Total non-current liabilities	1,142,056	489,358
Total liabilities	4,484,000	5,592,402

(i)
Restricted cash of RMB273,940 and RMB23,004 as of December 31, 2020 and 2021, respectively, were pledged for notes payable.

(ii)
As of December 31, 2020 and 2021, accounts receivable — related parties, net, include amounts of RMB31,394 and RMB57,039 due from the Company and its subsidiaries, and accounts payable — related parties include amounts of RMB6,506 and RMB59,622 due to the Company and its subsidiaries, all of which are eliminated upon consolidation.

(iii)
Notes receivable of RMB117,893 and RMB110,550 as of December 31, 2020 and 2021, respectively, were pledged for notes payable.

(iv)
As of December 31, 2020 and 2021, amounts due from related parties include amounts of nil and RMB1,326 due from the Company and its subsidiaries, respectively; and amounts due to related parties include amounts of RMB78,299 and RMB2,143,777 due to the Company and its subsidiaries, respectively. All of the amounts are eliminated upon consolidation.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

	Year ended December 31,
	2020	2021
Revenues(v)	2,241,536	2,755,780
Net loss	(495,741)	(1,106,865)
Net cash used in operating activities(vi)	(312,311)	(817,989)
Net cash used in investing activities	(91,112)	(436,280)
Net cash provided by financing activities(vii)	940,204	1,047,854
Net increase in cash and restricted cash	536,781	(206,415)
Cash and restricted cash at the beginning of the year	334,931	871,712
Cash and restricted cash at the end of the year	871,712	665,297

(v)
For the years ended December 31, 2020 and 2021, revenues including amounts of RMB31,394 and RMB26,290, respectively, are from the Company and its subsidiaries, which are eliminated upon consolidation.

(vi)
Net cash used in operating activities respectively includes amounts of RMB75,361 and RMB33,405 generated from the Company and its subsidiaries for the years ended December 31, 2020 and 2021, which are eliminated upon consolidation.

(vii)
Net cash provided by financing activities respectively includes amounts of nil and RMB2,067,268 provided by the Company and its subsidiaries for the years ended December 31, 2020 and 2021, which are eliminated upon consolidation.

The Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for restricted cash of RMB23,004, notes receivables of RMB110,550 that were pledged for notes payable, and paid-in-capital of RMB10,000 as of December 31, 2021. The creditors of VIEs do not have recourse to the general credit of the Company and its wholly-owned subsidiaries.
The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software and intellectual property, patents and trademarks and other licenses, which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.
During the year presented, the Company and its wholly owned subsidiaries provided financial support to VIEs that they were not previously contractually required to provide in the form of advances. To the extent VIEs requires financial support, the Company may, at its option and to the extent permitted under the PRC law, provide such support to VIEs through loans to VIEs’ nominee equity holders or entrustment loans to VIEs.
2.
Summary of significant accounting policies

(a)
Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.
These consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
The Company has incurred losses since its inception. As of December 31, 2021, the Group had an accumulated deficit of RMB4,109,041, and its consolidated current liabilities exceeded current assets in the

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

amount of RMB566,019. In addition, the Group recorded net cash used in operating activities in the amount of RMB872,325 for the year ended December 31, 2021.
Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares and bank borrowings to finance its operations and business expansion. The Company will require additional liquidity to continue its operations over the next 12 months.
The Company has evaluated plans to continue as a going concern which include: a) external financing in conjunction with the mergers with Cova Acquisition Corp., obtaining additional loan facilities from banks and renewal of existing bank borrowings when they are due, obtaining financial support from controlling shareholders, and issuance of convertible notes to new investors, though there is no assurance that the Company will be successful in obtaining such additional liquidity on terms acceptable to the Company, if at all; or failing that, b) a business plan to accelerate the pace of collections of amounts due from related parties and optimize operational efficiency to improve the Company’s cash flow from operations. The feasibility of such plan is contingent upon many factors out of the control of the Company, including the severity of the impact of the COVID-19 pandemic on the Chinese economy and the Company’s business operations, which is highly uncertain and difficult to predict.
The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.
(b)
Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, the VIE in which the Company, through its WFOE, has a controlling financial interest, and the VIE’s subsidiaries. All intercompany transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. Noncontrolling interests are separately presented as a component of shareholders’ deficit in the consolidated financial statements.
(c)
Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, estimated service period of connectivity services, the allowance for doubtful accounts receivables, the realizability of inventories, the accrual for warranty obligations, useful lives and recoverability of property, equipment and intangible assets, recoverability of long-term investments, valuation allowance of deferred tax assets, the fair values of share-based compensation awards, redeemable convertible preferred shares, warrant liabilities and financial guarantee. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
(d)
Cash and restricted cash

Cash consists of cash at bank. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash are bank deposits pledged for notes payable.
(e)
Contract liabilities

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. A contract liability is recognized when the Group has an obligation to transfer goods or

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due from the customer.
(f)
Accounts receivable

Accounts receivable represent those receivables derived in the ordinary course of business when the Group has sold the products or provided services to its customers and when its right to consideration is unconditional. Accounts receivable are presented net of allowance for doubtful accounts. The Group maintains a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers are reviewed by management individually for collectability. All other balances are reviewed on a pooled basis. A percentage of general allowance is applied to the balances of accounts receivable in each aging category, excluding those which are assessed individually for collectability. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.
An allowance for doubtful accounts is recorded into general and administrative expenses. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(g)
Notes receivable

Notes receivable are primarily bank acceptance notes issued by reputable financial institutions that entitle the Group to receive the full face value amount from the financial institutions at maturity, which is typically six months from the date of issuance. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized.
(h)
Inventories

Inventories, comprised of raw materials, work in process, and finished goods, are accounted for using the first-in-first-out cost method and are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price of the inventory in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation.
Cost of work-in-process and finished goods comprise primarily direct materials and manufacturing charges from outsourced factories. The Group identifies potentially slow-moving and obsolete inventories through physical counts, monitoring of inventories on hand and specific identification. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts, if the inventory on hand is in excess of future demand forecast, the excess amounts are written off. Write-downs to inventory are recorded in the cost of revenues to reduce the carrying amount of any obsolete and excess inventories to their estimated net realizable value.
(i)
Long-term investments

Equity method investments
The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or otherwise control.
Under the equity method of accounting, the Group’s share of the investees’ results of operations is reported as share of results of equity method investments in the consolidated statements of comprehensive

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

loss. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other than temporary. The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.
Equity securities
Equity investments without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of comprehensive loss.
The Group makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period and recognizes an impairment loss equal to the difference between the carrying value and fair value in earnings. No impairment loss was recognized for the years ended December 31, 2020 and 2021. As a result of adoption of ASU 2016-01, the Company is not required to disclose the fair value for equity investments without readily determinable fair value.
(j)
Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and impairment, if any.
Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as below:
Category	Estimated useful life
Machinery and electronic equipment	3 – 10 years
Transportation vehicles	4 years
Office and other equipment	5 years
Leasehold improvement	Shorter of the lease term and the estimated useful lives of the assets
Construction in progress represents property and equipment under construction. Construction in progress is transferred to property and equipment and depreciation commences when an asset is ready for its intended use.
Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

(k)
Intangible assets, net

Intangible assets primarily comprise of purchased software, which are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives between 3 and 10 years.
(l)
Impairment of long-lived assets

Long-lived assets, including property and equipment, intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recognized for long-lived assets for the years ended December 31, 2020 and 2021.
(m)
Product warranties

The Group provides product warranties on all applicable products based on the contracts with its customers at the time of sale of products. The Group accrues a warranty reserve for the products sold, which includes the best estimate of projected costs to settle indemnity for claims under warranties. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available each period. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued expense and other current liabilities while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty cost is recorded as a component of cost of goods sold in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.
The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.
(n)
Value added taxes

The Company’s PRC subsidiaries and VIEs are subject to value added tax (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group. Revenue from sales of products and provision of services are generally subject to VAT at the rate of 6% and 13%, respectively, since April 1, 2019, or 6% to 16% between January 1, 2019 and March 31, 2019, and subsequently paid to PRC tax authorities after netting input VAT on purchases.
The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.
(o)
Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others,

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
(p)
Fair value measurement

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivables, amounts due from related parties, notes receivable, short-term borrowings, accounts payable, amounts due to related parties, notes payable and warrant liabilities, long-term debt and other payables included in accrued expenses and other current liabilities. The Group measures warrant liabilities at fair value on a recurring basis using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2020, the carrying amounts of long-term debt approximate the fair value as those borrowings carry interest rates which approximate rates currently offered by financial institutions for similar debt instruments with comparable maturities. As of December 31, 2020 and 2021, the carrying values of other financial instruments approximate to their fair values due to the short-term maturity of these instruments.
(q)
Revenue recognition

The Group accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (“ASC 606”) since January 1, 2018. In accordance with ASC 606, the Group recognizes revenue upon the transfer of control of promised products or services to the Group’s customers, in the amount of consideration the Group expects to receive for those products or services (excluding VAT collected on behalf of government authorities).

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

The Group generates revenues from sales of goods, software license and services.
Sales of goods revenues
Sales of goods revenues include sales of following products:
a.
Automotive computing platform, which Tier 1 automotive suppliers or the Original Equipment Manufacturers (“OEM”) purchase from the Group and assemble on cars with infotainment head unit or digital cockpit;

b.
SoC (“system-on-chip”) core modules, where the Group sells standardized computing board, which integrates SoC with core integrated circuits and peripheral to Tier 1 automotive suppliers or the OEMs; and

c.
Automotive merchandise and other products, which are primarily basic electronic components such as resistor, capacitor and circuit board sold to automotive suppliers.

The Group is mainly engaged by the related parties to manufacture and sell automotive computing platforms. The Group also generates revenue from the sales of SoC core modules, automotive merchandise and other products. Revenues are recognized when the automotive computing platform, SoC core modules, automotive merchandise or other products are accepted by the customers, which is the point in time that control of the product is transferred to the customers. The selling price, which is specified in the purchase orders, is fixed. The Group determines that it is the principal of the contract and presents the revenue generated from sales of products on a gross basis as the Group has control of products before they are transferred to the customers.
Unless a product was defective, the Group does not provide customers any right of product return.
Software license revenues
Software license revenues include revenues from the sales of software stack, which incorporates the service software framework to connect the application layer to the operating system layer of the overall cockpit system.
The Group generates revenues from licensing its software to its customers, which are Tier 1 automotive suppliers. The Group licenses the rights to the intellectual property of the software in two types of contracts. Customers may subscribe to licenses or purchase perpetual licenses, which provide customer with same functionality and differ mainly in the duration of the license period.
For subscription to licenses, the Group licenses its software to its customers for a fixed period. The customers then indicate their acceptance upon receiving the software by providing a written notice. For perpetual licenses, the Group does not license customers for a specific period and it is accepted by customer with an acceptance notice.
The software has significant stand-alone functionality which is not expected to substantively change during the license period. The nature of the software is functional and a right to use the Group’s intellectual property according to ASC 606. Revenues related to the fixed period software licenses, which is a fixed consideration, are recognized at a point in time upon customers’ acceptance when the control over the licences is transferred to customers. Revenues related to the perpetual licenses are recognised when subsequent sale occurs according to the sales-based royalties guidance under ASC 606 as this type of software is charged based on the subsequent sale made by Tier 1 automotive suppliers to the OEMs after the software has been configured into Tier 1’s auto parts. The license does not have a renewal term. Post-contract customer support,

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

which include technical support and unspecified minor bug fixes, are provided to all customers. The Post-contract customer support is not material and not accounted for as a distinct performance obligation.
Service revenues
The Group generates revenues by provision of the following services:
a.
Automotive computing platform design and development service

b.
Connectivity service, which enables end-users of automobiles the access to internet; and,

c.
Other services, including technical consulting services provided to automotive companies. The performance obligations are satisfied, and revenues are recognised, at point in time upon customers’ acceptance of the services given the overtime criteria under ASC 606 are not met.

The Group provides design and development services on automotive computing platform for OEMs. The contracts for design and development services are separate from the contracts for manufacture of automotive computing platform because they are not entered into at or near the same time. The service contracts for design and development services are entered into with the customers near the end of the development process. The Group does not have any enforceable right to payment before the agreed deliverables are accepted by customers. Therefore, the Group recognizes revenue at a point in time when the agreed deliverables are accepted by customers.
The Group purchases data traffic from its suppliers and maintain a data pool to provide connectivity service to its related parties with the provision of data service packs. The connectivity services commence upon activation of the data service packs and remain effective with agreed standard connectivity speed (1) over the duration of ownership under the first registered owner of the automobiles or (2) over the shorter of (i) an agreed fixed period or (ii) the duration of ownership under the first registered owner. Therefore, the Group estimates the period when the data services packs is activated and recognizes revenue over the estimated period on a straight-line basis. The Group determines that it is the principal in providing such connectivity service, as it has control over the services, including negotiating arrangement details with customers, establishing prices for service packs sold, selecting data traffic suppliers and management of the data traffic pool to fulfil users’ needs.
(r)
Research and development expenses

Research and development expenses mainly consist of direct material cost, outsourced development expenses, payroll and share-based compensation related to researching and developing new technologies and expenses associated with the use of facilities and equipment by these functions, such as rental and depreciation expenses. Research and development expenses are expensed as incurred.
(s)
Selling and marketing expenses

Selling and marketing expense mainly consists of payroll and share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. The advertising costs were RMB5,139 and RMB13,674 for the years ended December 31, 2020 and 2021, respectively.
(t)
Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received. Government grant for the purpose of giving

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

immediate financial support to the Group with no future related costs is recognized as government grants in the Group’s consolidated statement of comprehensive loss when the grant becomes receivable.
(u)
Income tax

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date.
A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s operating history and tax credit carryforwards, if any, not expiring.
The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expense and general and administrative expenses, respectively.
(v)
Share-based compensation

The Group measures the cost of employee and non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee and non-employee is required to provide service in exchange for the award, which generally is the vesting period. For graded vesting awards with only service condition, the Group recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. For awards with performance conditions, compensation cost is expensed over the estimated vesting period if it is probable that the performance condition will be achieved.
The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

(w)
Employee benefits

The Company’s subsidiaries and the VIEs in the PRC participate in a government mandated, multi-employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB95,913 and RMB165,935 for the years ended December 31, 2020 and 2021, respectively. In response to the COVID-19 pandemic, the PRC government has implemented relief policies to exempt or reduce enterprises’ payments to certain social benefits provided to employees during 2020. The amount of exemption and reduction for employee social benefits for the Company’s PRC subsidiaries, the VIE and VIE’s subsidiaries for the year ended December 31, 2020 was RMB22,473.
(x)
Operating lease

The Group leases premises for offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis over the lease term.
(y)
Foreign currency

The Group use RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in British Virgin Islands and Hong Kong S.A.R. is the US$. The Group’s entities incorporated in Kingdom of Sweden and the United Kingdom use their respective local currencies as their functional currencies. The functional currency of its PRC subsidiaries and VIEs is the RMB.
Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gains (losses), net in the consolidated statements of comprehensive loss.
The financial statements of the Company, its subsidiary incorporated at British Virgin Islands, Hong Kong S.A.R., Sweden and United Kingdom are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ deficit.
RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
(z)
Risks and Concentration

Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash and accounts receivables and notes receivable.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

The Group’s policy requires cash and restricted cash to be placed with high quality financial institutions. The Group regularly evaluates the credit standing of the counterparties or financial institutions.
The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.
Concentration of customers and suppliers
The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group. Geely Group represents 94.8% and 95.8% of the Group’s accounts receivable — related parties, net, as of December 31, 2020 and 2021, respectively. During the years ended December 31, 2020 and 2021, Geely Group contributed 74.1% and 70.4% of the Group’s total revenues, respectively, which excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group.
Four third-party customers account for 37.2%, 12.0%, 11.4%, 11.3% of the Group’s accounts receivable — third parties, net, as of December 31, 2020, respectively, and three third-party customers account for 51.1%, 11.0%, 10.6% of the Group’s accounts receivable — third parties, net, as of December 31, 2021, respectively. No third-party customers contributed more than 10.0% of the Group’s total revenues for the years ended December 31, 2020 and 2021.
The following table summarizes suppliers with greater than 10.0% of the accounts payable:
	As of December 31,
	2020	2021
Supplier A, a related party	29.8%	Less than 10.0%
Supplier B, a third party	15.2%	15.5%
Supplier C, a third party	Less than 10.0%	13.8%
Supplier D, a related party	Less than 10.0%	10.3%
Suppliers contributed more than 10.0% of total purchases are as below:
	As of December 31,
	2020	2021
Supplier B, a third party	35.2%	23.6%

(aa)
Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the accretions to redemption value of redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two‑class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Warrants and redeemable convertible preferred shares are participating securities, as they participate in undistributed earnings on an if-converted basis. A net loss is not allocated to participating securities when the participating securities do not have contractual obligations to share losses.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of the redeemable convertible preferred shares, using the if-converted method, and ordinary shares issuable upon the exercise of warrants and share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.
(bb)
Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s chief executive officer does not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment, which is automotive intelligence and networking segment.
The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical information is presented.
(cc)
Statutory reserves

In accordance with the PRC Company Law, the paid-in capitals of the PRC subsidiaries and VIEs are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
In addition, in accordance with the PRC Company Law, the Group’s PRC subsidiaries and VIEs must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.
The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
During the year ended December 31, 2020, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB248. As of December 31, 2020, the balance of such statutory surplus fund amounted to RMB282. The Group disposed of a PRC subsidiary in September 2021(see Note 8), nil appropriation to statutory surplus fund was made during the year ended December 31, 2021. The balance of the statutory surplus was nil as of December 31, 2021.
No appropriation to the discretionary surplus fund was made by the Group’s PRC subsidiaries and VIEs.
(dd)
Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-09, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 was further amended in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), ASU 2020-05 deferred the effective date of new lease standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15,2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2016-02 for the fiscal year ending December 31, 2022. The Group currently plans to elect the modified retrospective transition approach, which allows the Group to record a cumulative-effect adjustment as of the effective date without restating prior periods. Additionally, the Group currently plans to use the package of practical expedients that allows the Group not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any existing leases. The Group also plans to elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Group expects that this standard will have a material effect on the consolidated financial statements. The Group currently believes the most significant change relate to the recognition of right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheets for operating leases of offices. The adoption of the standard on January 1, 2022 is expected to result in recognition of ROU assets and lease liabilities of approximately RMB70.0 million on the consolidated balance sheets. The Group does not believe the standard will materially affect the Group’s consolidated statements of comprehensive loss, except for additional impairment of ROU assets, which could be material given the size of ROU assets.
In June 2016, the FASB amended ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-09, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-13 will be applied for the fiscal year ending December 31, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815 — 40). This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for public companies for fiscal years beginning after December 15, 2021, including interim periods within

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group early adopted ASU 2020-06 on January 1, 2021. The adoption of ASU 2020-06 did not have a material impact on the Group’s consolidated financial statements for the fiscal year ended December 31, 2021.
3.
Cash and restricted cash

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:
	As of December 31,
	2020	2021
Cash at bank	729,936	877,959
Restricted cash	273,940	23,004
Cash and restricted cash shown in the consolidated statements of cash flows	1,003,876	900,963
Cash and restricted cash are deposited in financial institutions at below locations:
	As of December 31,
	2020	2021
Financial institutions in the mainland of the PRC
– Denominated in RMB	868,411	667,686
– Denominated in US$	135,425	182,141
Total cash balances held at mainland PRC financial institutions	1,003,836	849,827
Financial institutions in Kingdom of Sweden
– Denominated in Swedish Krona (“SEK”)	40	28,986
Total cash balances held at Kingdom of Sweden financial institutions	40	28,986
Financial institutions in the United Kingdom (“UK”)
– Denominated in Great Britain Pound (“GBP”)	—	22,150
Total cash balances held at UK financial institutions	—	22,150
Total cash balances held at financial institutions in RMB	1,003,876	900,963
As of December 31, 2020 and 2021, the Group’s restricted cash of RMB273,940 and RMB23,004 were pledged for notes payable.
4.
Accounts receivable, net

Accounts receivable, net consisted of the following
	As of December 31,
	2020	2021
Accounts receivable – third parties	201,126	184,546
Less: Allowance for doubtful accounts, third parties	—	—
Accounts receivable – third parties, net	201,126	184,546

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
4.
Accounts receivable, net (continued)

	As of December 31,
	2020	2021
Accounts receivable – related parties	673,784	768,747
Less: Allowance for doubtful accounts	—	—
Accounts receivable – related parties, net	673,784	768,747

The movement of the allowance for doubtful accounts of accounts receivables due from related parties is as follows:
	As of December 31,
	2020	2021
Balance at the beginning of the year	—	—
Additions	360	—
Write-off	(360)	—
Balance at the end of the year	—	—
Nil provisions were provided to accounts receivables — third parties as of December 31, 2020 and 2021.
5.
Notes receivable

The Company collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 2020 and 2021 are bank acceptance notes, among which, RMB117,893 and RMB110,550, respectively, are pledged as collateral to secure notes payable issued by China Merchants Bank (“CMB”). The notes payables are used for settlement between the Group and its suppliers on the purchase of raw materials and other inventories.
6.
Inventories

Inventories consisted of the following:
	As of December 31,
	2020	2021
Raw material	103,822	117,845
Work in process	9,112	2,690
Finished goods	120,930	102,784
Total	233,864	223,319
The Group recorded inventory write-down of RMB44,134 and RMB49,485 for the years ended December 31, 2020 and 2021, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
7.
Prepayments and other current assets

Prepayments and other current assets consisted of the following:
	As of December 31,
	2020	2021
Prepayments to suppliers	109,773	174,860
Prepaid rental and deposits	4,563	5,256
Deferred offering costs	—	5,719
Others	3,793	14,240
Prepayments and other current assets	118,129	200,075
As of December 31, 2021, deferred offering costs consisted of legal expenses incurred through the balance sheet date that were directly related to the initial public offering. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.
Nil and RMB3,245 provision were provided to prepayments and other current assets as of December 31, 2020 and 2021, respectively.
8.
Long-term investments

	As of December 31,
	2020	2021
Equity method investments	2,653	678,225
Less: Impairment of equity method investments	—	—
Total equity method investments, net	2,653	678,225
Equity securities	—	675,824
Less: Impairment of equity securities	—	—
Total equity securities, net	—	675,824
Total long-term investments	2,653	1,354,049
Equity method investments
As of December 31, 2020, the Group had a number of equity method investments, which were individually and in aggregate immaterial to the Group’s financial condition or results of operations.
The Group made several equity method investments in 2021, which included:
•
On April 28, 2021, Hubei ECARX entered into an investment agreement with a related party, Geely Group, to establish an investee in the PRC, in which the Group owns 50% of the equity interest. The Group contributed RMB200.0 million in cash to the investment. The Group accounted for this investment as equity method investment since the investee is a corporate joint venture and the Group can exert significant influence in the investee.

•
In May 2021, Hubei ECARX entered into a limited partnership agreement to subscribe 9.416% equity interest of Suzhou Chenling Investment LLP (“Suzhou Chenling”), a private equity fund which is focused on new energy and biotechnology industries, with the cash consideration of RMB200.0 million. The Group accounted for the investment in the limited partnership as equity method investment, as it has more than virtually no influence on the investee.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
8.
Long-term investments (continued)

•
In July 2021, ECARX HK entered into an investment agreement with Volvo Cars, a related party, to establish a joint venture of HaleyTek AB with cash consideration of SEK360.0 million (equivalent to RMB269,813), in which the Group owns 40% equity interest and can exert significant influence.

•
On July 26, 2021, the Group acquired 34.61% equity interest of SiEngine Technology Co., Ltd. (“SiEngine”) from the controlling shareholder of the Company, at the cash consideration of US$10.6 million (equivalent to RMB68,967) plus the issuance of 8,283,686 Series B Redeemable Convertible Preferred Shares at the issuance price of US$11.57 per share, or US$95.8 million (equivalent to RMB620,703). The Group accounted for the investment in SiEngine as equity method investment, as it can exert significant influence on SiEngine. The Group initially recognized the investment at the carrying amount of the Company’s controlling shareholder, which was nil, as the acquisition of equity method investment is a transaction between companies under common control. The excess of consideration over the carrying amount of the equity investment was recorded as a deemed dividend in the amount of RMB689.7 million to the controlling shareholder.

•
On September 1, 2021, the Group sold 2% equity interest of Hubei Dongjun Automotive Electronics Technology Co., Ltd. (“Hubei Dongjun”) at the cash consideration of RMB1.0 million. Hubei Dongjun was established by the Group and a third-party investor, Hubei Dongjun Industrial Group Co., Ltd., and has not been a material subsidiary of the Group since the establishment. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 51% to 49% and the Group lost control over the subsidiary. On the date when the Group lost control in the subsidiary, the Group remeasured its retained equity interest of the entity at fair value in the amount of RMB24,500 and recorded a gain of RMB10,579 as a result the deconsolidation (See Note 18(a)). Since the Group still retains significant influence over the investment, it accounts for the investment as equity method investment prospectively from the date of deconsolidation.

Summary combined financial information for the investee companies as of and for the year ended December 31, 2021 follows:
As of December 31,
2021
Financial position:
Current assets	1,464,896
Non-current assets	1,259,714
Total assets	2,724,610
Current liabilities	675,927
Non-current liabilities	956,934
Total liabilities	1,632,861
Shareholders’ equity	1,091,749
Total liabilities and shareholders’ deficit	2,724,610

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
8.
Long-term investments (continued)

Year ended December 31,
2021
Results of operations:
Total revenues	711,800
Loss from operation	(500,388)
Net loss	(389,593)
Management evaluated whether there was other than temporary impairment based on the facts, including recent financing activities, projected and historical financial performance of the investees. No impairment loss was recognized for the years ended December 31, 2020 and 2021.
Equity securities
On July 1, 2021, the Group subscribed 8,834 newly issued common shares of Zenseact AB (“Zenseact”), representing 15% equity interest of Zenseact, at the cash consideration of US$106.0 million (equivalent to RMB675,824). Zenseact is a private-owned entity and a related party of the Group.
There was no orderly transaction for an identical or a similar investment of Zenseact for the year ended December 31, 2021. The Group measures the equity security without a readily determinable fair value at cost less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar securities of the same issuer.
No impairment loss was recognized for the year ended December 31, 2021.
9.
Property and equipment, net

Property and equipment, net, consisted of the following:
	As of December 31,
	2020	2021
Machinery and electronic equipment	148,096	158,849
Transportation vehicles	5,245	7,600
Office and other equipment	4,101	7,219
Leasehold improvements	30,065	39,166
Construction in progress	365	5,994
Property and equipment	187,872	218,828
Less: accumulated depreciation	(81,789)	(115,672)
Property and equipment, net	106,083	103,156

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
9.
Property and equipment, net (continued)

Depreciation expenses on property and equipment were allocated to the following expense items:
	Year ended December 31,
	2020	2021
Cost of revenues	1,684	1,401
Selling and marketing expenses	355	290
General and administrative expenses	23,148	26,530
Research and development expenses	13,293	14,916
Total depreciation expenses	38,480	43,137

10.
Intangible assets, net

Intangible assets, net consisted of the following:
	As of December 31,
	2020	2021
Software	71,841	69,732
Less: accumulated amortization	(41,798)	(38,706)
Intangible assets, net	30,043	31,026
Amortization expenses on intangible assets were allocated to the following expense items:
	Year ended December 31,
	2020	2021
Cost of revenues	96	77
Selling and marketing expenses	1,027	876
General and administrative expenses	2,535	5,845
Research and development expenses	16,820	15,077
Total amortization expenses	20,478	21,875
The estimated amortization expenses for intangible assets in each of the next five years were RMB18,473, RMB10,253, RMB2,300, nil, and nil, respectively.
11.
Short-term borrowings

Short-term borrowings consisted of the following:
	As of December 31,
	2020	2021
Unsecured bank loans	76,000	932,000
As of December 31, 2020 and 2021, the Group’s short-term borrowings bear an interest rate of 4.00% per annum. As of December 31, 2020 and 2021, the Group had a total line of credit in the amount of RMB700,000 and RMB1,000,000, among which the unused portion were RMB410,688 and RMB172,696, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
12.
Contract liabilities

Contract liabilities consisted of the following:
	As of December 31,
	2020	2021
Current liabilities – third parties	7,677	2,685
Current liabilities – related parties	151,694	363,285
Non-current liabilities – third parties	55	317
Non-current liabilities – related parties	359,091	472,749
Contract liabilities, current and non-current	518,517	839,036
The contract liabilities primarily relate to up-front non-refundable payments from the Group’s customers for purchase of connectivity services and automotive computing platform products in advance of transfer of the control of the products and services under the contract. Amounts that are expected to recognize as revenues within one-year are included as current contract liabilities with the remaining balance recognized as non-current contract liabilities.
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB163,225 and RMB159,371 for the years ended December 31, 2020 and 2021, respectively.
As of December 31, 2020 and 2021, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts is RMB518,517 and RMB839,036, respectively.
As of December 31, 2021, revenue expected to be recognized in the future related to remaining performance obligations that are unsatisfied were as follows:
Year ending December 31,	Amount
2022	365,970
2023	190,916
2024	148,155
2025	96,651
2026	36,835
2027	322
2028	187
The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.
13.
Warrant liabilities

In April 2017, Hubei ECARX entered into an investment arrangement with a government fund. The arrangement, as subsequently amended, entitled Hubei ECARX to borrow interest-free loans in an aggregate amount of RMB1,125,310 over a three-year drawdown period. See Note 15. In conjunction with the arrangement, ECARX issued warrants to the government fund, which entitled the government fund to purchase 2% of total equity interests of Hubei ECARX at the time of exercise in the total consideration of RMB81,950. The warrants are exercisable from the date of issuance of the loan facility to the maturity date of the last tranche of the drawdown of the loan.
Since the number of shares to be issued upon the exercise of the warrants cannot be determined until the exercise date, the settlement provision of the warrants does not meet the fixed-for-fixed requirement.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
13.
Warrant liabilities (continued)

Hence, the warrants are not indexed to its own stock and are recorded as liability-classified financial instruments in accordance with ASC Topic 815 (“ASC 815”), Derivatives and Hedging. The warrants are recognized at fair value at the issuance date and measured subsequently at fair value with changes in fair value recognized in earnings or losses.
The warrants are remeasured utilizing the Black-Scholes Option Pricing Model as of December 31, 2020 with the following key assumptions:
As of December 31, 2020
Risk-free rate of return (%)	3.34%
Volatility	46.85%
Expected dividend yield	0.0%
Expected term	3.6 years
Fair value of the underlying ordinary shares	RMB31.34
The risk-free rate of return was based on China Government Bond for the expected remaining life of the warrant liabilities. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the warrant liabilities. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term to exercise the warrant liabilities is up to July 2024. The fair value of the Company’s ordinary shares was estimated by management involving assumptions including discount rate, risk free interest rate and subjective judgments regarding projected financial and operating results, its unique business risks, the liquidity and operating history and prospects.
Upon settlement, the backsolve method, a market approach, was utilized in estimating the Company’s equity value with reference to the Company’s equity transactions close to the settlement. Based on the estimated equity value, the Option-Pricing Method was applied in equity allocation in determining the fair value of warrant liabilities, which involved a number of complex variables and subjective judgements that might not be observable in the market, including the anticipated timing and probability of a potential event, such as an initial public offering, a merger or liquidation of the Company.
The warrant liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The tables below reflect the reconciliation from the opening balances to the closing balances of financial liabilities for recurring fair value measurements categorized as level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2021:
	January 1, 2020	Addition	Change in fair value included in losses	Settlement	December 31, 2020
Liabilities
Warrant liabilities	40,635	—	39,635	—	80,270
	January 1, 2021	Addition	Change in fair value included in losses	Settlement (See Note 17)	December 31, 2021
Liabilities
Warrant liabilities	80,270	—	111,299	(191,569)	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
14.
Accrued expenses and other liabilities

Accrued expenses and other liabilities, current and non-current consisted of the following:
	As of December 31,
	2020	2021
Refundable deposit for Series A Preferred Shares (see Note 17)	1,032,104	—
Salaries and benefits payables	162,329	228,999
Taxes payable	31,078	39,094
Product warranties	15,070	40,263
Other payables and accrued charges*	68,432	150,623
Accrued expenses and other current liabilities	1,309,013	458,979

*
Other payables and accrued charges primarily include accrual for research and development expenses.

15.
Long-term debt

The long-term debt as of December 31, 2020 and 2021 consisted of the following:
	As of December 31,
	2020	2021
Long-term interest-free government loans	1,125,310	—
Less:
Unamortized debt issuance costs	(99,923)	—
Long-term debt, net unamortized debt issuance costs	1,025,387	—
Current instalments	250,000	—
Long-term debt, net, excluding current instalments	775,387	—
In April 2017, Hubei ECARX entered into an investment arrangement with a government fund. The arrangement, as subsequently amended, entitled Hubei ECARX to borrow interest-free loans in an aggregate amount of RMB1,125,310 over a three-year drawdown period. Hubei ECARX borrowed RMB330,000 in 2017, RMB420,000 in 2018 and RMB375,310 in 2019, respectively. Repayments of these loans were guaranteed by a related party which is controlled by Mr. Shufu Li. In conjunction with the arrangement, a warrant was issued to the government fund (see Note 13). These interest-free loans were mandatorily repayable to the government fund within three months upon the fourth anniversary of each tranche.
The interest-free government loans were recorded initially based on the amount of cash proceeds received at issuance dates. The guarantees provided by the related party were accounted for as shareholder contributions at its estimated fair value at the respective issuance date of each tranche of loans. The fair value of the guarantees was RMB44,967 in 2017, RMB99,387 in 2018 and RMB84,991 in 2019, respectively. It was treated as issuance cost of interest-free loans and subsequently amortised with applicable effective interest rates over the repayment period of each tranche and charged to the interest expenses.
Debt issuance costs are presented as a direct reduction of the Group’s long-term debt and amounted to RMB99,923 in the consolidated balance sheets as of December 31, 2020. The amount of debt issuance costs included in interest expenses for the year ended December 31, 2020 was RMB55,351.
In May 2021, Hubei ECARX and the government fund agreed on early repayment of these interest-free loans, and RMB1,125,310 was fully repaid to the government fund on June 28, 2021.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
16.
Share split

On August 18, 2020, a 20-for-1 share split of the Company’s issued and unissued ordinary shares and convertible preferred shares was affected with par value per share divided by 20. All information related to the Company’s ordinary shares, convertible preferred shares and share-based awards has been retroactively adjusted to give effect to the 20-for-1 share split. The par value per ordinary share and the par value per convertible preferred share also have been retroactively revised as if they had been adjusted in proportion to the share split.
17.
Mezzanine equity

The activities of the Redeemable Convertible Preferred Shares for the years ended December 31, 2020 and 2021 consist of the following:
	Series Angel Preferred Shares		Series A Preferred Shares			Series A+ Preferred Shares		Series A++ Preferred Shares		Series B Preferred Shares
	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable	Total
Balance as of January 1, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	22,500,000	1,238,526	(1,032,104)	—	—	—	—	—	—	—	206,422
Issuance cost	—	—	—	(8,500)	—	—	—	—	—	—	—	—	(8,500)
Accretion of Redeemable Convertible Preferred Shares	—	—	—	101,286	—	—	—	—	—	—	—	—	101,286
Foreign currency translation adjustment	—	—	—	(66,733)	—	—	—	—	—	—	—	—	(66,733)
Balance as of December 31, 2020	—	—	22,500,000	1,264,579	(1,032,104)	—	—	—	—	—	—	—	232,475
Issuance of preferred shares	5,043,104	273,519	—	—	—	24,612,081	1,331,641	7,164,480	452,241	14,765,967	1,104,188	(159,215)	3,002,374
Issuance cost	—	—	—	—	—	—	(10,000)	—	—	—	—	—	(10,000)
Re-designation of ordinary shares into Series A Preferred Shares	—	—	1,964,286	97,660	—	—	—	—	—	—	—	—	97,660
Subscription contributions from shareholders	—	—	—	—	1,032,104	—	—	—	—	—	—	—	1,032,104
Accretion of Redeemable Convertible Preferred Shares	—	13,655	—	99,161	—	—	79,336	—	23,005	—	28,407	—	243,564
Foreign currency translation adjustment	—	(3,589)	—	(32,087)	—	—	(14,306)	—	167	—	(15,278)	(177)	(65,270)
Balance as of December 31, 2021	5,043,104	283,585	24,464,286	1,429,313	—	24,612,081	1,386,671	7,164,480	475,413	14,765,967	1,117,317	(159,392)	4,532,907
Series A Preferred Shares
On January 16, 2020, the Company issued 22,500,000 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) at US$8 per share to two investors with a total consideration of US$180,000 (equivalent to RMB1,238,526). The issuance costs were RMB8,500. Since one of the investors is a PRC domestic institution that has not completed the foreign exchange registration procedures of overseas direct investments (“ODI”) and obtained the government approval on such investment, the Company has

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Mezzanine equity (continued)

agreed to issue 18,750,000 Series A redeemable convertible preferred shares to a foreign affiliate of the investor at par value and concurrently the investor made deposits of RMB1,032,104 (equivalent to US$150,000) to Hubei ECARX for 18,750,000 Series A Preferred Shares subscribed. Once the investor obtains the ODI approval, the deposits should be refunded by Hubei ECARX to the investor and the subscription amount for 18,750,000 Series A Preferred Shares should be paid by the investor to the Company after the investor received the refunded deposits.
In January 2020, US$30,000 (equivalent to RMB206,422) of the consideration were received by the Company and RMB1,032,104 of refundable deposits for 18,750,000 Series A Preferred Shares were received by Hubei ECARX.
As of December 31, 2020, the subscription receivable of RMB1,032,104 from one of the investors was recorded as a reduction of mezzanine equity, and the related refundable deposits in the amount of RMB1,032,104 was recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
In June 2021, the investor has completed the ODI procedures. The refundable deposits were returned by Hubei ECARX and concurrently subscription receivables of the Company were settled in full by the investor.
On February 26, 2021, the Company entered into an agreement with one of its ordinary shareholders, who is also a member of management, pursuant to which the Company shall redesignate 1,964,286 ordinary shares held by the ordinary shareholder to Series A Preferred Shares. On March 10, 2021, the ordinary shares were redesignated as Series A Preferred Shares, and the ordinary shareholder became a Series A Preferred Shareholder. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series A Preferred Shares. The excess of the ordinary shares’ fair value over their par value in the amount of RMB81,208 was charged to additional paid-in capital. The excess of the preferred shares’ fair value over the ordinary shares’ fair value in the amount of RMB16,452 was recognized as share-based compensation.
Series Angel Preferred Shares
On March 5, 2021, the Company, Hubei ECARX and the government fund agreed that the warrants disclosed in Note 13, could be exercised to purchase 5,043,104 Series Angel Redeemable Convertible Preferred Shares (“Series Angel Preferred Shares”), representing 2% of total outstanding shares of the Company on a fully diluted basis, at US$2.52 (equivalent to RMB16.25) per share, for a cash consideration of RMB81,950. On May 17, 2021, the government fund exercised the warrants to purchase 5,043,104 Series Angel Preferred Shares.
The Company involved an independent valuation firm to estimate the fair value of Series Angel Preferred Shares on the issuance date, which was also the warrant exercise date. Considering the equity transactions close to that date, the Company estimated the fair value of Series Angel Preferred Shares as RMB273,519, based on the estimation of the Company's equity value using the back solve method, a market approach. The fair value of Series Angel Preferred Shares equaled to the total of the fair value of warrant liabilities of US$191,569 as of the date, and the cash consideration of RMB81,950 that government fund agreed to pay. On June 29,2021, the government fund paid the cash consideration to the Company.
Series A+ Preferred Shares
Between February and March 2021, the Company entered into share purchase agreements with certain investors, to issue 24,612,081 shares of Series A+ Redeemable Convertible Preferred Shares (“Series A+

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Mezzanine equity (continued)

Preferred Shares”) at the issuance price of US$8.4 per share, for a total consideration of US$206.7 million (equivalent to RMB1,331,641). The issuance costs were RMB10,000.
Series A++ Preferred Shares
Between March and July 2021, the Company, Hubei ECARX entered into share purchase agreements with four investors, to issue 7,164,480 shares of Series A++ Redeemable Convertible Preferred Shares (“Series A++ Preferred Shares”) at the issuance price of US$9.91 per share, for a total consideration of US$71.0 million.
The four investors are PRC domestic institution, which shall complete their ODI procedures before the issuance of the Series A++ Preferred Shares to them. The investors made deposits of RMB461,849 (equivalent to US$71,000) in total to Hubei ECARX for the 7,164,480 Series A++ Preferred Shares subscribed. Once the investor obtained the ODI approval, the deposits should be refunded by Hubei ECARX to the investors and the subscription amount for the 7,164,480 Series A++ Preferred Shares should be paid by the investors to the Company within five (5) business days after it received the deposits.
In December 2021, the four investors completed the ODI procedures, and as a result, the refundable deposits of RMB461,849 were returned by Hubei ECARX to the four investors. Concurrently, the 7,164,480 shares of Series A++ Preferred Shares were issued by the Company to the investors, with the subscription amount of US$71,000 (equivalent to RMB452,241) settled in full.
Series B Preferred Shares
As disclosed in the Note 8, in July 2021, the Group issued 8,283,686 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) at the issuance price of US$11.57 per share, or US$95.8 million in total (equivalent to RMB620,703), plus cash in the amount of US$10.6 million, in exchange for an equity method investment.
Between September and December 2021, the Company entered into share purchase agreements with two investors to issue 6,482,281 shares of Series B Preferred Shares at the issuance price of US$11.57 per share, for a total consideration of US$75.0 million.
In September 2021, the consideration of US$50,000 (equivalent to RMB324,270) was received by the Company. As of December 31, 2021, the subscription receivable of US$25,000 (equivalent to RMB159,392) was recorded as a reduction of mezzanine equity on the consolidated balance sheets.
The rights, preferences and privileges of all tranches of preferred shares are as follows:
Redemption Rights
The investors of Preferred Shares have the right to require the Company to redeem their investments, at any time upon the earlier occurrence of:
•
the failure by the Company to complete a qualified initial public offering (“IPO”) on or before January 16, 2027;

•
any material breach as defined in the Preferred Shares agreement by the Company, which has not been cured within thirty (30) days after being requested by relevant Preferred Shares holder;

•
any material illegal act by the Group or by any direct or indirect owners of the ordinary shares of any of their respective representations which has not been cured within thirty (30) days after being requested by relevant Preferred Shares holder;

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Mezzanine equity (continued)

•
the Group fails to retain or renew any indispensable approval or license in connection with the principal business or the revocation of any aforesaid approval or license by any governmental authority, or any principal business is prohibited or imposed of material restrictions by applicable jurisdiction laws.

•
upon the Company’s failure to nominate and appoint a successor of Mr. Ziyu Shen recognized as proper and competent by at least two thirds (2/3) of the investor directors, within thirty (30) days after the resignation of Mr. Ziyu Shen from the Group Companies, or the dismissal of Mr. Ziyu Shen by the Group Companies due to any material breach of the transaction documents (as confirmed by the judgment of a competent court or the decision of a competent arbitration institution) or any other conducts that are detrimental to the benefits and interests of the Company.

The redemption price for each Preferred Share shall be one hundred percent (100%) of the issuance price plus interest on issuance price at a simple rate of eight percent (8%) per annum from the issuance date to the redemption payment date plus any declared but unpaid distributions.
Conversion Rights
Each Preferred Share may, at the option of the holders, be converted at any time after the original issuance date into fully-paid and non-assessable ordinary shares at an initial conversion ratio of 1:1 subject to adjustment for share division, share combination, share dividend, reorganization, mergers, consolidations, reclassifications, exchanges, substitutions, recapitalization or similar events. Each Preferred Share shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon the closing of a qualified IPO.
Voting Rights
Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible.
Dividend Rights
All the Preference Shareholders are entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis. The dividends shall not be cumulative and shall be paid when, as and if declared by the Board of Directors.
Liquidation Preferences
In the event of any liquidation, 1) holders of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution or payment shall be made to the holders of any ordinary shares, the liquidation preference amount per share is equal to one hundred percent (100%) of the original issuance price on each Preferred Share, plus any declared but unpaid dividends (the “Preferred Preference Amount”); provided that, if the Company’s assets and funds are insufficient for the full payment of the Preferred Preference Amount to all the holders of the Preferred Shares, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the aggregate Preferred Preference Amount each such holder of the Preferred Shares is otherwise entitled to receive; 2) after the full Preferred Preference Amount has been paid, the holders of the ordinary shares shall be entitled to receive, on a pro-rata and pari passu basis, for each outstanding ordinary share held, an amount equal to one hundred percent (100%) of the ordinary purchase price (the “Ordinary Preference Amount”); and 3) after the full Preferred Preference Amount and Ordinary Preference Amount have been paid, the remaining assets and funds of the Company legally available for distribution to the shareholders

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Mezzanine equity (continued)

shall be distributed ratably among all shareholders (including preferred shareholders) in proportion to the relative number of ordinary shares held by such shareholders on an as converted basis.
Liquidation preference from the highest to the lowest is as follows in sequence: Series B Preferred Shares, Series A++ Preferred Shares, Series A+ Preferred Shares, Series A Preferred Shares, Series Angel Preferred Shares and ordinary shares.
Accounting of Redeemable Convertible Preferred Shares
The Company has classified the Preferred Shares as mezzanine equity in the consolidated balance sheet as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control.
The Company concluded the embedded conversion and redemption option of the Preferred Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.
The Company also determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm.
The Preferred Shares were recorded initially at fair value, net of issuance cost. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Preferred Shares to their maximum redemption amount at the end of each reporting period, as if it were also the redemption date for the Preferred Shares.
Assuming a qualified IPO is not consummated on or before January 16, 2027 and no other contingent event occurs which could result in the request of redemption by the shareholders, the aggregate amount of redemption for all Redeemable Convertible Preferred Shares on January 16, 2027 is US$987.9 million.
18.
Non-controlling interests

(a)
Non-redeemable non-controlling interests

In May 2021, Hubei ECARX and a third party established Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”), in which Hubei ECARX held 60% equity interest in exchange for total cash contribution of RMB6,000 and the non-controlling interest holder held 40% equity interest with a total cash consideration of RMB4,000, of which, RMB2,000 has not been received as of December 31, 2021.
In August 2021, a third-party investor made a capital contribution of RMB520 to Suzhou Photon-Matrix, as a result, the Group's equity interest in Suzhou Photon-Matrix decreased by 2.97%. The Group recorded the decrease of RMB105 in additional paid-in capital due to the change of its equity interest in Suzhou Photon-Matrix.
In September 2021, as stated in the Note 8, the Group sold 2% equity interest of a PRC subsidiary at the cash consideration of RMB1.0 million, with 49% equity interest retained. The relevant non-redeemable non-controlling interests in the amount of RMB14,335 was derecognized along with the sale of equity interests.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
18.
Non-controlling interests (continued)

(b)
Redeemable non-controlling interests

In October 2021, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors contributed RMB30,000 in cash in exchange for 10.71% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they holds if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at the redemption price of RMB30,000 plus 10% of interest per annum.
The redeemable non-controlling interest was recorded outside permanent equity as mezzanine equity- redeemable non-controlling interests in the consolidated balance sheets and initially recorded at the carrying amount of RMB30,000. The amount presented in redeemable non-controlling interest should be the greater of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest or the amount of redemption value. As of December 31, 2021, the balance of redeemable non-controlling interests was RMB30,500.
Year ended December 31,
2021
Balance as of January 1, 2021	—
Add: Capital contribution	30,000
Less: Comprehensive loss	(806)
Accretion of redeemable non-controlling interests	1,306
Balance as of December 31, 2021	30,500

19.
Ordinary Share

Upon incorporation on November 12, 2019, the Company’s authorized shares were 500,000,000 shares with a par value of US$0.0001 per share, and the Company issued 10,000,000 shares to the founders.
Upon consummation of the Reorganization on January 16, 2020, the ownership of ordinary shares of the Company held by each of the shareholders was identical with the ownership of ordinary equity interest of Hubei ECARX held by such shareholders.
Pursuant to the share split (see Note 16) and the Memorandum of Association of the Company on January 16, 2020, the authorized shares of the Company were divided into 10,000,000,000 shares with a par value of US$0.000005, of which 9,977,500,000 were designated as ordinary shares and 22,500,000 were designated as preferred shares. The number of ordinary shares issued and outstanding was 200,000,000 as of December 31, 2020.
According to the Amended Memorandum of Association of the Company on December 27, 2021, of the 10,000,000,000 authorized shares of the Company, 9,923,950,082 shares were designated as ordinary shares, 5,043,104 shares were designated as Series Angel Preferred Shares, 24,464,286 shares were designated as Series A Preferred Shares, 24,612,081 shares were designated as Series A+ Preferred Shares, 7,164,480 shares were designated as Series A++ Preferred Shares, and 14,765,967 shares were designated as Series B Preferred Shares.
On December 20, 2021, four members from the Group’s management, who are also the ordinary shareholders of the Group, voluntarily sold 4,200,000 ordinary shares in total back to the Group at par value at US$0.000005 per share. Such ordinary shares are transferred to the Group for 2019 RSU Plan which was modified in December 2021 to attract more talents (see Note 20). The repurchased ordinary shares were accounted for as treasury shares of the Group. As the treasury shares were repurchased for purposes

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
19.
Ordinary Share (continued)

other than retirement, the cost of the treasury shares in the amount less than RMB1, which is the cash consideration the Group paid to the four ordinary shareholders, is presented as treasury shares in the consolidated balance sheet as of December 31, 2021.
20.
Share based compensation

2019 RSU Plan
In December 2019, Mr. Ziyu Shen set up a trust (the “Trust”), of which he acted at the sole beneficiary. He transferred 20,000,000 ordinary shares he owned, representing 10.0% of total outstanding shares of the Company, to the Trust, and entered into 2019 RSU agreements (the “2019 RSU Plan”) with key employees and external consultants. 2019 RSU Plan entitled the grantees to purchase the economic beneficiary right of the ordinary shares in the Trust. As of December 31, 2021, the share number in the Trust under the 2019 RSU Plan was 23,000,000.
Between August and December 2020, an aggregate number of 13,600,000 RSUs were granted to employees and non-employee consultants, at a weighted average exercise price of RMB0.4 per RSU. Between March and November 2021, 2,423,117 RSUs were granted to employees at a weighted average exercise price of US$1.47 per RSU.
The RSUs vest following the three approaches, pursuant to the share award agreements which were entered into between the Group and the grantees:
•
50% of the RSUs shall vest upon a qualified IPO, the other 50% granted has a requisite service condition of 5 years since the service commencement in the Group; while upon the achievement of a qualified IPO, all unvested RSUs become immediately vested.

•
Before a qualified IPO is achieved, the grantees are entitled to vest 50% of the RSUs when they complete five-year continuous service since their respective service commencement in the Group; upon a qualified IPO, the employees are entitled to cumulatively vest 20% of the total grants for every twelve-month service period since their employment commencement; and, after the completion of a qualified IPO, the grantees could continue to vest 20% of the total grants for every twelve-month service period since their service commencement. Upon employment termination, any remaining unvested portion shall be forfeited.

•
For those RSUs granted to non-employees in exchange for technical and strategic consultancy services over the service period of 60 months, the RSUs shall vest immediately upon the completion of a qualified IPO.

In December 2021, Mr. Ziyu Shen and the Company entered into 2021 Restricted Share Units agreements (the “2021 RSU Replacement Plan”) with certain employees, who were subject to 2019 RSU Plan. The 2021 RSU Replacement Plan modified the 2019 RSU Plan, pursuant to which the condition of the qualified IPO is excluded. As a result, the RSUs can vest in equal tranches at the first, second, third, fourth and fifth anniversary since the grantees’ service commencement in the Group. The Group accounted for the modification as a Type III (not probable-to-probable) modification, which represents the modification of the award that is not expected to vest under the original vest condition at the date of the modification. The Group recognizes compensation cost equal to the modified award’s fair value at the date of the modification. As a result of the modification, 4,276,000 RSUs became vested immediately, and share based compensation expenses of US$16,311 (equivalent to RMB105,211) were recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2021. The remaining portion of RSUs is to be vested over the remaining term between 0.1 and 4.9 years.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
20.
Share based compensation (continued)

The following table summarizes activities of the Company’s RSUs for the year ended December 31, 2021:
	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2021	13,600,000	0.06	4.36
Granted (new RSUs)	2,423,117	1.47	6.14
Granted (replacement RSUs)	6,461,559	0.34	8.21
Forfeited	(100,000)	0.01	4.42
Replaced	(6,461,559)	0.34	4.64
Outstanding at December 31, 2021	15,923,117	0.27	6.08
Vested and expected to vest as of December 31, 2021	15,923,117	0.27	6.08	8.85	5.97
Exercisable as of December 31, 2021	4,276,000	0.10	6.74	8.79	6.65
The fair value of the RSUs granted in 2020 and 2021 are estimated using the binomial model with the following assumptions used:
	Year ended December 31,
	2020	2021
Risk-free rate of return	0.17% – 2.91%	0.35% – 2.70%
Volatility	44.68% – 54.39%	41.13% – 50.60%
Expected dividend yield	0.0%	0.0%
Fair value of underlying ordinary share	US$3.77 – US$4.80 (equivalent to RMB25.95 – RMB31.34)	US$5.08 – US$8.89 (equivalent to RMB33.37 – RMB56.61)
Expected terms	10 years	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s RSUs. With respect to the RSUs issued in US$ or RMB, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds or China Government Bond for a term consistent with the expected term of the Company’s RSUs in effect at the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the RSUs.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
20.
Share based compensation (continued)

Compensation expense recognized for RSUs for the years ended December 31, 2020 and 2021 is allocated to the following expense items:
	Year ended December 31,
	2020	2021
Research and development expenses	6,501	80,872
Selling and marketing expenses	723	7,321
Cost of revenues	—	6,524
General and administrative expenses	4,186	68,764
Total	11,410	163,481
In addition to the share-based expenses from the vested RSUs during the years ended December 31, 2020 and 2021, share-based expenses of nil and RMB16,452 are recorded due to the redesignation from ordinary shares to preferred shares (see Note 17).
As of December 31, 2021, US$57,764 (equivalent to RMB368,286) of total unrecognized compensation expense related to the RSUs is expected to be recognised over a weighted-average period of 2.8 years. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. In addition, there were US$12,300 (equivalent to RMB78,421) of unrecognized share-based compensation expenses related to the RSUs with a performance condition of the IPO.
2021 Option Plan
In July 2021, the Company’s shareholders and Board of Directors approved a share option plan (the “2021 Option Plan”), which granted the employees an option to purchase the ordinary shares of the Company at an exercise price of US$11.57 per share. Between August and December 2021, 11,379,900 share options were granted to employees. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period since their service commencement. The share options can only be exercised upon the occurrence a qualified IPO.
The following table summarizes activities of the options for the year ended December 31, 2021:
	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2021	—	—	—
Granted	11,379,900	11.57	3.49
Forfeited	(247,025)	11.57	3.48
Outstanding at December 31, 2021	11,132,875	11.57	3.49
Vested and expected to vest as of December 31, 2021	11,132,875	11.57	3.49	9.68	—
Exercisable as of December 31, 2021	—	—	—	—	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
20.
Share based compensation (continued)

The fair value of the options granted in 2021 are estimated using the binomial model with the following assumptions used:
Year ended December 31,
2021
Risk-free rate of return	1.20% – 1.65%
Volatility	44.03% – 44.47%
Expected dividend yield	0.0%
Fair value of underlying ordinary share	US$8.33 – US$9.01
Expected terms	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the option awards. The risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the options in effect at the valuation date. Expected dividend yield is zero as the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option awards.
As of December 31, 2021, the fair value of non-vested share options granted to employees amounted to US$38,839 (equivalent to RMB247,626). The Group will recognize compensation expenses relating to the option awards cumulatively for the vested portion upon the consummation of a qualified IPO.
21.
Revenue information

Revenues are disaggregated as follow:
Major products/services lines:
	Year ended December 31,
	2020	2021
Sales of goods revenues	1,678,234	1,983,817
Automotive computing platform	1,265,227	1,423,548
SoC Core Modules	203,402	333,421
Automotive merchandise and other products	209,605	226,848
Software license revenues	71,297	261,265
Service revenues	491,532	533,981
Automotive computing Platform – Design and development service	297,801	306,358
Connectivity service	172,841	188,349
Other services	20,890	39,274
Total revenues	2,241,063	2,779,063

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
21.
Revenue information (continued)

Timing of revenue recognition:
	Year ended December 31,
	2020	2021
Point in time	2,068,222	2,590,714
Over time	172,841	188,349
Total revenues	2,241,063	2,779,063
For the years ended December 31, 2020 and 2021, 97.8% and 97.1% of the Group’s revenues were generated in the PRC.
22.
Income taxes

Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands
Under the current laws of the British Virgin Islands, ECARX BVI is not subject to income or capital gains taxes. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, ECARX HK is subject to Hong Kong profits tax at a rate of 16.5%. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.
Mainland PRC
Under the Enterprise Income Tax Law (“EIT Law”) in mainland PRC, domestic companies are subject to EIT at a uniform rate of 25%. The Company’s PRC subsidiaries and VIEs are subject to the statutory income tax rate at 25%, unless a preferential EIT rate is otherwise stipulated.
In November 2019, Hubei ECARX received the High and New Technology Enterprise (“HNTE”) certificate from the Hubei provincial government. This certificate entitled Hubei ECARX to enjoy a preferential income tax rate of 15% for a period of three years from 2019 to 2021 if all the criteria for HNTE status could be satisfied in the relevant year. Hubei ECARX would renew the HNTE certificate in 2022.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
22.
Income taxes (continued)

The components of income / (loss) before income taxes are as follows:
	Year ended December 31,
	2020	2021
The Cayman Islands	55,644	(4,811)
Hong Kong S.A.R	93	(53,347)
Sweden	—	(310)
United Kingdom	—	(11,164)
The PRC, excluding Hong Kong S.A.R.	(495,513)	(1,112,353)
Total	(439,776)	(1,181,985)
Withholding tax on undistributed dividends
Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.
The Company’s subsidiaries and VIEs located in the PRC were in accumulated loss status as of December 31, 2020 and 2021. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2020 and 2021.
The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or the VIEs’ earnings within the Group.
(a)
Income taxes

Income tax expense recognized in the consolidated statements of comprehensive loss consisted of the following
	Year ended December 31,
	2020	2021
Current income tax expense	228	3,447

(b)
Tax reconciliation

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rates for the years ended December 31, 2020 and 2021 are as follows:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
22.
Income taxes (continued)

	Year ended December 31,
	2020	2021
Computed expected income tax benefit	(25)%	(25)%
Effect of preferential tax rate	11%	10%
Effect of different tax jurisdiction	(3)%	(1)%
Non-deductible expenses	4%	5%
Research and development expenses additional deduction	(8)%	(6)%
Change in valuation allowance	21%	17%
Actual income tax expense	—	—
According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from establishment (i.e., 2017) to 2021 are open to examination by the PRC tax authorities.
(c)
Deferred taxes

The principal components of the deferred tax assets and liabilities are as follows:
	As of December 31,
	2020	2021
Deferred tax assets:
Inventories	6,658	6,431
Bad debt provision	—	487
Accrued product warranties	3,389	8,483
Accrued salaries and benefits	7,398	8,704
Uninvoiced expenditures and other liabilities	50,764	48,520
Unrealized investment loss of equity method investments	1,217	3,395
Donation	—	450
Net operating loss carryforwards	292,945	473,845
Total deferred tax assets	362,371	550,315
Less: valuation allowance	(362,371)	(550,315)
Net deferred income tax assets	—	—
The following table presents the movement of the valuation allowance for the deferred tax assets:
	As of December 31,
	2020	2021
Balance as of January 1,	268,702	362,371
Increase during the year	93,669	187,944
Balance as of December 31	362,371	550,315

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
22.
Income taxes (continued)

Net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC do not expire. As of December 31, 2020 and 2021, the balance of net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC amounted to nil and RMB11,893, respectively.
The net operating loss carryforwards of the Company’s PRC subsidiaries and VIE amounted to RMB1,851,297 and RMB3,033,513 as of December 31, 2020 and 2021, respectively. As of December 31, 2021, the net operating loss carryforwards by the PRC companies will expire during the period from year 2022 to year 2031, if unused by the following year-end:
Year ending December 31,	Amount
2022	7,771
2023	21,870
2024	13,017
2025	2,135
2026	42,047
Thereafter	2,946,673
Total	3,033,513
The recoverability of these future tax deductions is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established, and it is subsequently determined that it is more-likely-than-not that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in the consolidated statements of comprehensive loss.
As of December 31, 2021, the valuation allowances were related to the deferred income tax assets of subsidiaries and VIEs of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The Company has provided full valuation allowance for the deferred income tax assets as of December 31, 2020 and 2021.
23.
Loss per share

Basic and diluted net loss per share for the years ended December 2020 and 2021 have been calculated as follows:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
23.
Loss per share (continued)

	Year ended December 31,
	2020	2021
Numerator:
Net loss attributable to ECARX Holdings Inc.	(439,659)	(1,180,921)
Accretion of Redeemable Convertible Preferred Shares	(101,286)	(243,564)
Numerator for basic and diluted net loss per share calculation	(540,945)	(1,424,485)
Denominator:
Weighted average number of ordinary shares – basic and diluted	200,000,000	198,407,045
Denominator for basic and diluted net loss per share calculation	200,000,000	198,407,045
Net loss per share attributable to ordinary shareholders
– Basic and diluted	(2.70)	(7.18)
For the purpose of calculating loss per share for the years ended December 31, 2020 and 2021, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the issuance of ordinary shares in connection with the Reorganization (see Note 1), as if the Reorganization had occurred at the beginning of the year.
The potential dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:
	Year ended December 31,
	2020	2021
Redeemable convertible preferred shares	22,500,000	76,049,918
Warrants	5,043,104	—
For the years ended December 31, 2020 and 2021, nil and 11,132,875 outstanding share options are not included in the calculation of diluted loss per share, as the issuance of such awards is contingent upon a qualified IPO, which was not satisfied as of each year end.
24.
Commitments and contingencies

Operating lease commitments
The Group leases its offices under non-cancellable operating lease agreements. Rental expenses were RMB23,474 and RMB35,253 for the years ended December 31, 2020 and 2021, respectively.
As of December 31, 2021, future minimum lease commitments, all under office non-cancellable operating lease agreements, were as follows:
	Total	Less than one year	1-2 Years	2-3 Years
Operating lease commitment	59,226	34,882	21,169	3,175
Purchase commitment
As of December 31, 2021, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
24.
Commitments and contingencies (continued)

	Total	Less than one year
Purchase commitment	126,494	126,494
Capital commitment
Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:
	Total	Less than one year
Capital commitment	14,597	14,597

25.
Related party balances and transactions

(a)
Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group Co., Ltd and its subsidiaries (“Geely Group”)	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries (“Proton Group”)	Entity that the controlling shareholder of the Company has significant influence
Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”, formerly known as Zhejiang Yikatong Technology Co., Ltd., “Zhejiang Yikatong”)	Entity controlled by the controlling shareholder of the Company
Xi’an Liansheng Intelligent Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Anhui Xinzhi Technology Co., Ltd.	Entity which is under significant influence of the Company
Suzhou Tongjie Automotive Electronics Co., Ltd.	Entity which is under significant influence of the Company
JICA Intelligent Robotics Co., Ltd. (“JICA Intelligent”)	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd. and its subsidiary	Entity which is under significant influence of the Company

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
25.
Related party balances and transactions (continued)

(b)
Significant transactions with related parties:

	Year ended December 31,
	2020	2021
Revenues(i):
Sales of goods revenues	1,275,777	1,466,340
Automotive computing platform	1,231,429	1,410,566
Automotive merchandise and other products	44,348	55,774
Software license revenues	18,168	24,788
Service revenues	444,709	532,625
Automotive computing platform – Design and development service	251,471	306,027
Connectivity service	172,490	187,781
Other services	20,748	38,817
Total	1,738,654	2,023,753
	Year ended December 31,
	2020	2021
Purchase of products and services(ii)	8,186	293,552
Rental of office space, and administrative services(ii)	3,391	1,093
Interest income on loans due from related parties(iv)	—	717
Interest expense on borrowings due to related parties(iii)	872	212
Loans to related parties(iv)	—	28,850
Advances to Zhejiang Huanfu(iv)	103,024	19,806
Collection of advances to Zhejiang Huanfu(iv)	81,026	90,155
Repayment of borrowings from related parties(iii)	—	65,152
Borrowings from related parties(iii)	—	315,152
Transfer of property and equipment to Zhejiang Huanfu(v)	—	707

(c)
Balances with related parties:

	As of December 31,
	2020	2021
Accounts receivable – related parties, net(i)	673,784	768,747
Amounts due from related parties(ii)(iv)	78,616	41,278
Accounts payable – related parties(ii)	343,017	111,531
Amounts due to related parties(iii)(vi)(viii)	53,905	376,906
Other non-current assets – related parties(vii)	353	1,929

Note:
(i)
The Group sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses and other consulting services to a number of related parties. Accounts receivable, net due from related parties arising from sales of products and provision of services were RMB673,784 and RMB768,747 as of December 31, 2020 and 2021, respectively. The balance as of December 31, 2020 was fully received in 2021. Of the balance of RMB768,747 as of December 31, 2021, the amount of RMB749,579 were subsequently received by May 2022.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
25.
Related party balances and transactions (continued)

(ii)
The Group purchased raw materials, technology development services and other consulting services from a number of related parties, among which RMB747 and RMB51,171 of purchase of raw materials were recorded as inventories as of December 31, 2020 and 2021, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services of RMB343,017 and RMB111,531, amount due from related parties includes prepayments arising from purchase of raw materials and services of RMB8,267 and RMB41,278, as of December 31, 2020 and 2021, respectively.

(iii)
On March 29, 2018, Hubei ECARX entered into an unsecured loan agreement with Geely Group in an amount of RMB20,000 with an interest rate of 4.35% per annum, which was repayable on demand. The loan has been fully repaid on February 25, 2021. On August 25, 2021, the Company entered into an unsecured loan agreement with the controlling shareholder of the Company to obtain a loan of US$7.0 million (equivalent to RMB45,152), which was fully repaid on October 8, 2021. On December 1, 2021, Hubei ECARX entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB270,000 with an interest rate of 0.35% per annum, which was repayable on demand. Interest expenses on borrowings from related parties were RMB872 and RMB212 for the years ended December 31, 2020 and 2021, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB22,612 and RMB272,825 as of December 31, 2020 and 2021, respectively.

(iv)
In 2020 and 2021, the Group respectively paid advances of RMB103,024 and RMB19,806, and received collection of RMB81,026 and RMB90,155, from Zhejiang Huanfu. The payments were interest-free and due on demand. In 2021, the Group provided loans of RMB28,850 to related parties. Interest incomes on loans due from related parties were RMB717 for the year ended December 31, 2021. As of December 31, 2020 and 2021, the total balances of amounts due from related parties was RMB78,616 and RMB42,854, respectively, which included amounts due from Zhejiang Huanfu was RMB70,349 and nil, respectively. The amounts due from Zhejiang Huanfu as of December 31, 2020 was fully collected in 2021.

(v)
In October 2021, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB745 and recorded a gain of RMB38 as a result of the disposal.

(vi)
As disclosed in the Note 8, in July 2021, the Group acquired 34.61% equity interest of SiEngine from the controlling shareholder of the Company. As of December 31, 2021, the Group recorded the consideration of US$10.6 million payable in amounts due to the controlling shareholder. The amounts were fully settled in January 2022.

(vii)
As of December 31, 2020 and 2021, the Group respectively recorded RMB353 and RMB1,929 in other non-current assets due from related parties, which included lease deposits and advances for purchase of long-term assets from such related parties.

(viii)
Except for those specified as above, the Group also incurred other payables in association with technical services and logistics expenses with the related parties in each of the reporting periods. As of December 31, 2020 and 2021, the balance due to related parties amounted to RMB31,293 and RMB36,185, respectively.

26.
Subsequent events

Management has considered subsequent events through June 23, 2022, which was the date the consolidated financial statements were issued.
(i)
Financial support to an equity method investee

In February and March 2022, the Group provided cash in the amount of RMB29 million to an equity-method investee as financial support. The investment was derecognized as part of the Restructuring as described below.
(ii)
VIE restructuring

Historically, the Company conducted its operation in China through its wholly-owned PRC subsidiaries as well as through Hubei ECARX and its subsidiaries based in China. Since early 2022, the Company has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, in April 2022, the Company, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect. In addition, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement that,
•
All of the business and operations, excluding a contract on AI voice products signed by Hubei ECARX on March 5, 2020, and the working capital of Hubei ECARX of approximately

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
26.
Subsequent events (continued)

RMB20.0 million, which are not subject to restrictions on the foreign investments, including the sales of automotive computing platforms, SoC core modules, automotive merchandise or other products, software licensing and the provision of automotive computing platform design and development service and other services of Hubei ECARX, and related assets and liabilities, contracts, intellectual properties and employees, will be transferred from Hubei ECARX to ECARX (Hubei) Tech, at nil consideration.
•
Other business and operations, which include the above-mentioned contract entered into by Hubei ECARX on March 5, 2020 and the working capital of approximately RMB20.0 million as well as the business and operations that are subject to the restrictions on foreign investments, including (i) map surveying and mapping qualification (referring to Grade A Surveying and Mapping Qualification of Navigation Electronic Map and Grade B Surveying and Mapping Qualification of Internet Map Service of Hubei ECARX), (ii) mapping activities (including relevant assets, contracts, intellectual property rights and employees), and (iii) ICP license, will be retained by Hubei ECARX and spun off from the Group upon the completion of the Restructuring. The operating results of the remaining business operations in 2020 and 2021 were inconsequential.

•
In addition, the Group also spun off three equity method investments, primarily including the equity method investment in Suzhou Chenling to Hubei ECARX.

The amount of total assets derecognized pursuant to the VIE Termination Agreement, which primarily consisted of cash, long-term investments, property and equipment were approximately RMB294 million. The amount of total liabilities derecognized were approximately RMB284 million.
The Company concludes that the Restructuring does not represent a strategic shift, nor it will have a major effect on the Company’s operations and financial results.
(iii)
New grants of RSUs and share options

In January 2022, the Company granted an aggregate number of 5,500,000 RSUs to employees, at a weighted average exercise price of US$0.6 per RSU. The RSUs vest following the two approaches:
•
20% of the grants vest every twelve-month service period since the service commencement of the employees.

•
Half of the RSUs vest on April 1, 2022, and the remaining 50% of the RSUs vest on a monthly basis over thirty-six (36) months since May 2022.

Between January and May 2022, the Company granted an aggregated number of 1,685,200 share options to employees pursuant to the 2021 Option Plan. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period since their service commencement. The share options can only be exercised upon the occurrence a qualified IPO.
(iv)
Issuance of convertible senior notes

In May 2022, the Company completed the private placement of convertible senior notes due in twelve (12) months following the issuance (the “Note”) with aggregate principal of US$10.0 million (equivalent to RMB63.8 million) to one investor, which is a related party. The Note bears a rate of 5% per annum.
•
In the event the Company consummates a public offering of Class A ordinary shares that is no more than six (6) months following the issuance date, the outstanding principal amount of the Note shall

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
26.
Subsequent events (continued)

be mandatorily converted to Class A Ordinary Shares at the conversion price of (i) US$10.00, if the offering is via mergers with a special purpose acquisition company, or (ii) the per share offering price in an IPO (the “Initial Conversion Price”). In the event the Company consummates a public offering of Class A ordinary shares that is more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of 95% of the Initial Conversion Price.
•
If the Company fails to consummate a public offering of Class A ordinary shares on or prior to the maturity date, the Note holder is entitled to deliver a written notice to the Company within ten (10) business days after the maturity date, electing to convert the Note, the outstanding principal amount of the Note shall be converted into such number of fully paid and non-assessable Series B Preferred Shares at the conversion price equal to US$11.57.

(v)
Strategic investments

In May 2022, the Group entered into strategic investment agreements with Luminar Technologies, Inc. (“Luminar”), a Delaware corporation, and Geely Investment Holding Ltd. (“Geely Investment”), a related party of the Group and a company incorporated under the laws of the British Virgin Islands, respectively.
Pursuant to the strategic investment agreement that the Group entered into with Luminar, Luminar shall fulfil the agreement obligation by electing on its sole discretion to (1) pay cash in the amount of US$15.0 million to the Group, or (2) issue shares to the Group in the number equal to the quotient of US$15.0 million divided by the volume-weighted average price of Luminar’s shares listed on the Nasdaq Global Select Market for twenty (20) consecutive trading days immediately preceding the closing date of the Group’s mergers with Cova Acquisition Corp. (“COVA”), at the par value of US$0.0001 per share, provided that no fractional shares will be issued, upon the completion of the Group’s mergers with COVA.
According to the strategic investment agreement that the Group entered into with Geely Investment, Geely Investment shall subscribe for 2,000,000 Class A Ordinary Shares at the par value of US$0.000005 per share at the aggregated cash consideration of US$20.0 million, upon the completion of the Group’s mergers with COVA.
27.
Parent only financial information

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of convertible redeemable preferred shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.
(a)
Condensed Balance Sheets

	As of December 31,
	2020	2021
ASSETS
Current assets
Cash	98,271	158,755
Prepayments and other assets	—	5,751
Amounts due from related parties	97,873	3,217,624
Total current assets	196,144	3,382,130

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
27.
Parent only financial information (continued)

	As of December 31,
	2020	2021
Total assets	196,144	3,382,130
Current Liabilities
Accounts payable	—	108
Amounts due to related parties	7,803	85,390
Share of losses in excess of investments in subsidiaries and VIEs	2,031,416	2,866,711
Total current liabilities	2,039,219	2,952,209
Total liabilities	2,039,219	2,952,209
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	—	283,585
Series A Redeemable Convertible Preferred Shares	1,264,579	1,429,313
Series A+ Redeemable Convertible Preferred Shares	—	1,386,671
Series A++ Redeemable Convertible Preferred Shares	—	475,413
Series B Redeemable Convertible Preferred Shares	—	1,117,317
Subscription receivable from Series A Redeemable Convertible Preferred Shares	(1,032,104)	—
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	—	(159,392)
Total mezzanine equity	232,475	4,532,907
SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	7
Treasury Shares	—	—
Additional paid-in capital	165,412	—
Accumulated deficit	(2,242,466)	(4,109,041)
Accumulated other comprehensive income	1,497	6,048
Total shareholders’ deficit	(2,075,550)	(4,102,986)
Total liabilities, mezzanine equity and shareholders’ deficit	196,144	3,382,130

(b)
Condensed statements of comprehensive loss

	Year end of December 31,
	2020	2021
General and administrative expenses	—	(17,660)
Interest income	431	885
Interest expenses	—	(514)
Foreign currency exchange gains	55,213	12,478
Share of losses from subsidiaries and VIEs	(495,303)	(1,176,110)
Loss before income taxes	(439,659)	(1,180,921)

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
27.
Parent only financial information (continued)

	Year end of December 31,
	2020	2021
Income tax expenses	—	—
Net loss	(439,659)	(1,180,921)

(c)
Condensed statements of cash flows

	Year ended December 31,
	2020	2021
Net cash used in operating activities	(266)	(22,741)
Net cash used in investing activities	(97,873)	(3,121,321)
Net cash provided by financing activities	206,422	3,222,206
Effect of foreign currency exchange rate changes on cash	(10,012)	(17,660)
Net increase in cash	98,271	60,484
Cash at beginning of the year	—	98,271
Cash at end of the year	98,271	158,755

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
	Note	As of December 31, 2021	As of June 30, 2022
		RMB	RMB
ASSETS
Current assets
Cash	1(d)	877,959	583,146
Restricted cash (including restricted cash of VIEs that can only be used to settle the VIEs’ obligation of RMB23,004 and nil as of December 31, 2021 and June 30, 2022, respectively)	1(d)	23,004	55,000
Accounts receivable – third parties, net	2	184,546	227,964
Accounts receivable – related parties, net	2, 21(c)	768,747	217,563
Notes receivable (including notes receivable of VIEs that can only be used to settle the VIEs’ obligation of RMB110,550 and nil as of December 31, 2021 and June 30, 2022, respectively)	3	137,710	113,839
Inventories	4	223,319	183,471
Amounts due from related parties	21(c)	41,278	32,037
Prepayments and other current assets	5	200,075	222,219
Total current assets		2,456,638	1,635,239
Non-current assets
Long-term investments	6	1,354,049	1,225,301
Property and equipment, net	7	103,156	100,684
Intangible assets, net	8	31,026	29,972
Operating lease right-of-use assets	12	—	101,663
Other non-current assets – third parties		19,904	19,139
Other non-current assets – related parties	21(c)	1,929	208,503
Total non-current assets		1,510,064	1,685,262
Total assets		3,966,702	3,320,501
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
	Note	As of December 31, 2021	As of June 30, 2022
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings (including short-term borrowings of the VIEs without recourse to the Company of RMB932,000 and nil as of December 31, 2021 and June 30, 2022, respectively)	9	932,000	480,000
Accounts payable – third parties (including accounts payable of the VIEs without recourse to the Company of RMB622,867 and nil as of December 31, 2021 and June 30, 2022, respectively)		649,967	490,178
Accounts payable – related parties (including accounts payable of the VIEs without recourse to the Company of RMB99,906 and nil as of December 31, 2021 and June 30, 2022, respectively)	21(c)	111,531	142,305
Notes payable (including notes payable of the VIEs without recourse to the Company of RMB127,304 and nil as of December 31, 2021 and June 30, 2022, respectively)		127,304	155,000
Convertible notes payable to a related party	11	—	66,981
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of RMB309,010 and nil as of December 31, 2021 and June 30, 2022, respectively)	21(c)	376,906	712,211
Contract liabilities, current – third parties (including contract liabilities, current – third parties, of the VIEs without recourse to the Company of RMB2,685 and nil as of December 31, 2021 and June 30, 2022, respectively)	17	2,685	993
Contract liabilities, current – related parties (including contract liabilities, current – related parties, of the VIEs without recourse to the Company of RMB363,285 and nil as of December 31, 2021 and June 30, 2022, respectively)	17	363,285	235,276
Current operating lease liabilities	12	—	31,900
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of RMB442,588 and nil as of December 31, 2021 and June 30, 2022, respectively)	10	458,979	363,157
Total current liabilities		3,022,657	2,678,001
Non-current liabilities
Contract liabilities, non-current – third parties (including contract liabilities, non-current – third parties of the VIEs without recourse to the Company of RMB317 and nil as of December 31, 2021 and June 30, 2022, respectively)	17	317	193
Contract liabilities, non-current – related parties (including contract liabilities, non-current – related parties of the VIEs without recourse to the Company of RMB472,749 and nil as of December 31, 2021 and June 30, 2022, respectively)	17	472,749	373,365
Operating lease liabilities, non-current	12	—	68,476
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
	Note	As of December 31, 2021	As of June 30, 2022
		RMB	RMB
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB16,292 and nil as of December 31, 2021 and June 30, 2022, respectively)		16,292	20,049
Total non-current liabilities		489,358	462,083
Total liabilities		3,512,015	3,140,084

Commitments and contingencies	20
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.000005 par value, 5,043,104 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB283,585 and RMB309,181 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB273,519 as of December 31, 2021 and June 30, 2022, respectively)	13	283,585	309,181
Series A Redeemable Convertible Preferred Shares (US$0.000005 par value, 24,464,286 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB1,429,313 and RMB1,553,405 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB1,336,186 as of December 31, 2021 and June 30, 2022, respectively)	13	1,429,313	1,553,405
Series A+ Redeemable Convertible Preferred Shares (US$0.000005 par value, 24,612,081 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB1,386,671 and RMB1,511,727 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB1,331,641 as of December 31, 2021 and June 30, 2022, respectively)	13	1,386,671	1,511,727
Series A++ Redeemable Convertible Preferred Shares (US$0.000005 par value, 7,164,480 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB475,413 and RMB518,320 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB452,241 as of December 31, 2021 and June 30, 2022, respectively)	13	475,413	518,320
Series B Redeemable Convertible Preferred Shares (US$0.000005 par value, 14,765,967 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB1,117,317 and RMB1,219,213 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB1,104,188 as of December 31, 2021 and June 30, 2022, respectively)	13	1,117,317	1,219,213
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	13	(159,392)	—
Redeemable non-controlling interests	14(a)	30,500	—
Total mezzanine equity		4,563,407	5,111,846

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
	Note	As of December 31, 2021	As of June 30, 2022
		RMB	RMB

SHAREHOLDERS’ DEFICIT
Ordinary Shares (US$0.000005 par value, 9,923,950,082 shares authorized as of December 31, 2021 and June 30, 2022; 193,835,714 and 198,035,714 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)		7	7
Treasury Shares, at cost (4,200,000 and nil shares held as of December 31, 2021 and June 30, 2022, respectively)		—	—
Additional paid-in capital		—	17,195
Accumulated deficit		(4,109,041)	(4,740,364)
Accumulated other comprehensive income (loss)		6,048	(208,267)
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.		(4,102,986)	(4,931,429)
Non-redeemable non-controlling interests	14(b)	(5,734)	—
Total shareholders’ deficit		(4,108,720)	(4,931,429)
Liabilities, mezzanine equity and shareholders’ deficit		3,966,702	3,320,501

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)
		Six Months Ended June 30,
	Note	2021	2022
		RMB	RMB
Revenues	17
Sales of goods revenues (including related parties amounts of RMB597,777 and RMB613,655 for the six months ended June 30, 2021 and 2022, respectively)		802,679	858,080
Software license revenues (including related parties amounts of RMB10,791 and RMB15,481 for the six months ended June 30, 2021 and 2022, respectively)		162,303	78,995
Service revenues (including related parties amounts of RMB114,054 and RMB375,298 for the six months ended June 30, 2021 and 2022, respectively)		119,880	375,495
Total revenues		1,084,862	1,312,570
Cost of goods sold (including related parties amounts of RMB1,329 and RMB164,888 for the six months ended June 30, 2021 and 2022, respectively)		(689,052)	(687,208)
Cost of software licenses		(16,167)	(29,577)
Cost of services (including related parties amounts of nil and RMB22,097 for the six months ended June 30, 2021 and 2022, respectively)		(82,984)	(169,138)
Total cost of revenues		(788,203)	(885,923)
Gross profit		296,659	426,647
Research and development expenses (including related parties amounts of RMB926 and RMB29,642 for the six months ended June 30, 2021 and 2022, respectively)		(485,894)	(596,055)
Selling and marketing expenses (including related parties amounts of nil and RMB64 for the six months ended June 30, 2021 and 2022, respectively)		(30,806)	(34,738)
General and administrative expenses (including related parties amounts of RMB213 and RMB1,004 for the six months ended June 30, 2021 and 2022, respectively)		(186,335)	(408,007)
Other general expenses		(455)	(1,534)
Total operating expenses		(703,490)	(1,040,334)
Loss from operation		(406,831)	(613,687)
Interest income (including related parties amounts of nil and RMB2,759 for the six months ended June 30, 2021 and 2022, respectively)		7,111	4,584
Interest expenses (including related parties amounts of RMB131 and RMB4,517 for the six months ended June 30, 2021 and 2022, respectively)		(111,054)	(19,153)
Share of results of equity method investments		487	(65,995)
Unrealized gains on equity securities	6	—	34,615
Gains on deconsolidation of a subsidiary	6	—	71,974
Change in fair value of warrant liabilities		(111,299)	—
Government grants	15	3,031	28,154
Foreign currency exchange gain (loss), net		13,637	(10,656)
Loss before income taxes		(604,918)	(570,164)
Income tax expenses	18	(1,418)	(432)
Net loss		(606,336)	(570,596)
Net (income) loss attributable to non-redeemable non-controlling interests		(1,584)	1,444
Net loss attributable to redeemable non-controlling interests		—	464
Net loss attributable to ECARX Holdings Inc.		(607,920)	(568,688)
Accretion of redeemable non-controlling interests	14	—	(714)
Net loss available to ECARX Holdings Inc.		(607,920)	(569,402)
Accretion of Redeemable Convertible Preferred Shares	13	(67,078)	(177,842)
Net loss available to ECARX Holdings Inc. ordinary shareholders		(674,998)	(747,244)
Loss per ordinary share
— Basic and diluted	19	(3.40)	(3.77)
Weighted average number of ordinary shares used in computing loss per ordinary share
— Basic and diluted	19	198,777,778	198,035,714
Net loss		(606,336)	(570,596)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes		(13,646)	(214,315)
Comprehensive loss		(619,982)	(784,911)
Comprehensive (income) loss attributable to non-redeemable non-controlling interests		(1,584)	1,444
Comprehensive loss attributable to redeemable non-controlling interests		—	464
Comprehensive loss attributable to ECARX Holdings Inc.		(621,566)	(783,003)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)
	Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	200,000,000	7	—	—	165,412	(2,242,466)	1,497	(2,075,550)	11,507	(2,064,043)
Net loss	—	—	—	—	—	(607,920)	—	(607,920)	1,584	(606,336)
Share-based compensation (Note 16)	—	—	—	—	23,365	—	—	23,365	—	23,365
Accretion of redeemable convertible preferred shares	—	—	—	—	(67,078)	—	—	(67,078)	—	(67,078)
Re-designation of ordinary shares into Series A Preferred Shares	(1,964,286)	—	—	—	(81,208)	—	—	(81,208)	—	(81,208)
Contribution from non-controlling shareholders	—	—	—	—	—	—	—	—	2,000	2,000
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	(13,646)	(13,646)	—	(13,646)
Balance as of June 30, 2021	198,035,714	7	—	—	40,491	(2,850,386)	(12,149)	(2,822,037)	15,091	(2,806,946)
	Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	193,835,714	7	4,200,000	—	—	(4,109,041)	6,048	(4,102,986)	(5,734)	(4,108,720)
Net loss*	—	—	—	—	—	(568,688)	—	(568,688)	(1,444)	(570,132)
Accretion of redeemable non-controlling interests (Note 14)	—	—	—	—	—	(714)	—	(714)	—	(714)
Deconsolidation of a subsidiary (Note 14)	—	—	—	—	—	—	—	—	7,178	7,178
Reissuance of ordinary shares	4,200,000	—	(4,200,000)	—	—	—	—	—	—	—
Share-based compensation (Note 16)	—	—	—	—	195,037	—	—	195,037	—	195,037
Accretion of redeemable convertible preferred shares (Note 13)	—	—	—	—	(177,842)	—	—	(177,842)	—	(177,842)
Deemed distribution to shareholders in the Restructuring (Note 1(b))	—	—	—	—	—	(61,921)	—	(61,921)	—	(61,921)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	(214,315)	(214,315)	—	(214,315)
Balance as of June 30, 2022	198,035,714	7	—	—	17,195	(4,740,364)	(208,267)	(4,931,429)	—	(4,931,429)

*
Exclude net loss attributable to redeemable non-controlling interests of RMB464 for the six months ended June 30, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)
	Six Months Ended June 30,
	2021	2022
	RMB	RMB
Operating activities:
Net cash used in operating activities	(294,029)	(286,977)
Investing activities:
Purchase of property and equipment and intangible assets	(33,367)	(74,570)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	(22,643)
Cash paid for acquisition of equity investments	(260,000)	(67,790)
Cash received in deconsolidation of Hubei Dongjun	—	1,000
Financial support to an equity method investee	—	(28,500)
Loans to related parties	—	(8,060)
Collection of loans lent to related parties	—	25,000
Advances to a related party	(19,806)	—
Collection of advances to a related party	90,155	—
Net cash used in investing activities	(223,018)	(175,563)
Financing activities:
Proceeds from issuance of Series Angel Convertible Redeemable Preferred Shares	81,950	—
Proceeds from issuance of Series A Convertible Redeemable Preferred Shares	1,032,104	—
Repayment of refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	(1,032,104)	—
Proceeds from issuance of Series A+ Convertible Redeemable Preferred Shares	1,273,952	—
Refundable deposits received in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	332,770	—
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	—	159,485
Cash contributed by redeemable non-controlling shareholders	—	10,000
Cash contributed by non-redeemable non-controlling shareholder	2,000	—
Proceeds from short-term borrowings	947,000	880,000
Repayment for short-term borrowings	(15,000)	(1,332,000)
Borrowings from related parties	—	900,000
Repayment of borrowings from related parties	(20,000)	(470,000)
Repayment of long-term debt	(1,125,310)	—
Cash disposed in the Restructuring	—	(20,000)
Proceeds from issuance of convertible senior notes to a related party	—	67,871
Net cash provided by financing activities	1,477,362	195,356
Effect of foreign currency exchange rate changes on cash and restricted cash	(22,553)	4,367
Net increase (decrease) in cash and restricted cash	937,762	(262,817)
Cash and restricted cash at the beginning of the period	1,003,876	900,963
Cash and restricted cash at the end of the period	1,941,638	638,146
Supplemental information:
Income tax paid	858	—
Interest paid	6,151	20,649
Noncash investing and financing activities:
Payable for purchase of property and equipment and intangible assets	8,044	15,110
Re-designation of ordinary shares to Series A Preferred Shares	97,660	—
Non-cash assets distributed to shareholders of the Company in the Restructuring	—	247,875
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Summary of significant accounting policies

(a)
Basis of presentation

The accompanying unaudited condensed consolidated financial statements of ECARX Holdings Inc. (“the Company”), its consolidated subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (the “VIEs”, collectively referred to “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Group as of December 31, 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for the year then ended.
In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2022, the results of operations and cash flows for the six months ended June 30, 2021 and 2022, have been made.
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, estimated service period of connectivity services, the allowance for doubtful accounts receivables, the realizability of inventories, the accrual for warranty obligations, useful lives and recoverability of property, equipment and intangible assets, recoverability of long-term investments, valuation allowance of deferred tax assets, the fair values of share-based compensation awards, redeemable convertible preferred shares, warrant liabilities and financial guarantee, incremental borrowing rates of leases and lease terms. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.
(b)
Reorganization

Historically, the Company conducted its operation in China through its PRC consolidated subsidiaries as well as through the VIE and VIE’s subsidiaries based in China. Since early 2022, the Company has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, in April 2022, the Company, Hubei ECARX Technology Co., Ltd (“Hubei ECARX”) and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect. In addition, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement, pursuant to which:
•
All of the business and operations, excluding a contract on AI voice products signed by Hubei ECARX on March 5, 2020, and the working capital of Hubei ECARX of approximately RMB20.0 million, which are not subject to restrictions on the foreign investments, including the sales of automotive computing platforms, SoC core modules, automotive merchandise or other products, software licensing and the provision of automotive computing platform design and development service and other services of Hubei ECARX, and related assets and liabilities, contracts, intellectual properties and employees, were transferred from Hubei ECARX to ECARX (Hubei) Tech, at nil consideration.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
•
Other business and operations, which include the above-mentioned contract entered into by Hubei ECARX on March 5, 2020 and the working capital of approximately RMB20.0 million as well as the business and operations that are subject to the restrictions on foreign investments, including (i) map surveying and mapping qualification (referring to Grade A Surveying and Mapping Qualification of Navigation Electronic Map and Grade B Surveying and Mapping Qualification of Internet Map Service of Hubei ECARX), (ii) mapping activities (including relevant assets, contracts, intellectual property rights and employees), and (iii) ICP license, were retained by Hubei ECARX and spun off from the Group upon the completion of the Restructuring. The operating results of the remaining business operations in 2020 and 2021 were inconsequential.

•
In addition, the Group also spun off three equity method investments, primarily including the equity method investment in Suzhou Chenling to Hubei ECARX.

The Company also temporarily transferred three of its equity method investments to two investment and consulting companies, including Hubei Dongjun and Suzhou Photon-Matrix. The three equity method investments were transferred out in April 2022 and transferred back to ECARX (Hubei) Tech, a wholly-owned subsidiary of the Company, before the consummation of the Restructuring. Since there was no substantial change in economic substance before and after the Restructuring to these equity interests being transferred, and considering the short lapse of time between the equity interests being transferred to third parties and the same being transferred back to the Company, the Company determined that there is no accounting impact as a result of such temporary transfers. Hubei Dongjun and Suzhou Photon-Matrix were deconsolidated in September 2021 and January 2022, respectively, before the temporary transfers, as a result of the Company’s lost in control of such entities. Therefore the temporary transfers to the two investment and consulting companies that were returned to the Company did not include the equity interests that led to the deconsolidation of Hubei Dongjun Automotive Electronic Technology Co., LTD and Suzhou Photon-Matrix Optoelectronics Technology Co. Ltd.
Pursuant to the Restructuring, the following assets of Hubei ECARX were derecognized by the Group:
RMB
Assets
Cash	20,000
Long-term investments	211,908
Property and equipment, net	34,873
Intangible assets, net	1,094
In addition, the Group recognized amounts due from Hubei ECARX in the amount of RMB205,954, which represented the net present value of a loan provided by the Group in June 2021 to Hubei ECARX in the amount of RMB252,287. The loan is interest free and will be settled in cash no later than May 2026. The present value of the loan is discounted at an effective annual interest rate of 5%. The excess of the assets derecognized over the amounts due from the VIE was recorded in accumulated deficit.
The Group concludes that the Restructuring does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results.
(c)
Summary financial information of the Group’s VIEs in the unaudited condensed consolidated financial statements

Pursuant to the Restructuring, the Group did not consolidate Hubei ECARX as of June 30, 2022. The following unaudited condensed consolidated revenues, net loss and cash flow information of the VIEs for the period between January 1, 2022 and the completion of the Restructuring, have been included in the accompanying unaudited condensed consolidated financial statements of the Group for the six months ended

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
June 30, 2022. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries, prior to the Restructuring, have been eliminated upon consolidation.
	Six Months Ended June 30,
	2021	2022
Revenues(i)	1,084,856	936,520
Net (loss) income(ii)	(583,660)	2,793,301
Net cash (used in) provided by operating activities(iii)	(320,825)	224,031
Net cash (used in) provided by investing activities	(219,271)	165,672
Net cash provided by (used in) financing activities(iv)	679,475	(1,055,000)
Net increase (decrease) in cash and restricted cash	139,379	(665,297)
Cash and restricted cash at the beginning of the period	871,712	665,297
Cash and restricted cash at the end of the period	1,011,091	—

(i)
For the six months ended June 30, 2021 and 2022, revenues including amount of RMB15,060 and RMB265,452, respectively, are from the Company and its subsidiaries, which are eliminated upon consolidation.

(ii)
For the six months ended June 30, 2021 and 2022, net income including amount of RMB8,102 and RMB2,981,707, respectively, are from the Company and its subsidiaries, which are eliminated upon consolidation.

(iii)
Net cash used in operating activities respectively includes amounts of RMB52,208 and RMB228,428 generated from the Company and its subsidiaries for the six months ended June 30, 2021 and 2022, which are eliminated upon consolidation.

(iv)
Net cash provided by financing activities respectively includes amounts of RMB1,590,119 and RMB157,000 provided by the Company and its subsidiaries for the six months ended June 30, 2021 and 2022, which are eliminated upon consolidation.

(d)
Risks and Concentration

Concentration of cash
Cash consists of cash at bank. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash are bank deposits pledged for notes payable. Cash and restricted cash are deposited in financial institutions at below locations:
	As of December 31, 2021	As of June 30, 2022
Financial institutions in the mainland of the PRC
– Denominated in RMB	667,686	547,761
– Denominated in US$	182,141	13,898
– Denominated in Hong Kong dollars (“HKD”)	—	29
Total balances held at mainland PRC financial institutions	849,827	561,688
Financial institutions in the Kingdom of Sweden
– Denominated in Swedish Krona (“SEK”)	28,986	35,668
Total balances held at Kingdom of Sweden financial institutions	28,986	35,668
Financial institutions in the United Kingdom (“UK”)
– Denominated in Great Britain Pound (“GBP”)	22,150	40,790
Total balances held at UK financial institutions	22,150	40,790
Total balances held at financial institutions	900,963	638,146
A reconciliation of cash and restricted cash in the unaudited condensed consolidated balance sheets to the amounts in the unaudited condensed consolidated statements of cash flows is as follows:

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
	As of December 31, 2021	As of June 30, 2022
Cash at bank	877,959	583,146
Restricted cash	23,004	55,000
Cash and restricted cash shown in the consolidated statements of cash flows	900,963	638,146
As of December 31, 2021 and June 30, 2022, the Group’s restricted cash of RMB23,004 and RMB55,000 were pledged for notes payable.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, accounts receivables, amounts due from related parties and notes receivable.
The Group’s policy requires cash and restricted cash to be placed with high quality financial institutions. The Group regularly evaluates the credit standing of the counterparties or financial institutions.
The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.
Concentration of customers and suppliers
The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group. Geely Group individually represents 95.8% and 86.9% of the Group’s accounts receivable — related parties, net, as of December 31, 2021 and June 30, 2022, respectively. During the six months ended June 30, 2021 and 2022, Geely Group contributed 64.3% and 73.6% of the Group’s total revenues, respectively, which excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group.
Three third-party customers account for 51.1%, 11.0%, 10.6% of the Group’s accounts receivable — third parties, net, as of December 31, 2021, respectively, and two third-party customers individually represent 49.7%, 38.6% of the Group’s accounts receivable — third parties, net, as of June 30, 2022.
The following table summarizes related-party customers with greater than 10.0% of the accounts receivable — related parties, net:
	As of December 31, 2021	As of June 30, 2022
Customer A, a related party	95.8%	86.9%
The following table summarizes third-party customers with greater than 10.0% of the accounts receivable — third parties, net:
	As of December 31, 2021	As of June 30, 2022
Customer B, a third party	51.1%	50.4%
Customer C, a third party	11.0%	39.1%
Customer D, a third party	10.6%	Less than 10%

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Customers contributed more than 10.0% of total revenues are as below:
	Six Months Ended June 30,
	2021	2022
Customer A, a related party	64.3%	73.6%
Customer B, a third party	Less than 10%	11.4%
Customer C, a third party	15.3%	Less than 10%
The following table summarizes suppliers with greater than 10.0% of the accounts payable:
	As of December 31, 2021	As of June 30, 2022
Supplier A, a third party	15.5%	10.1%
Supplier B, a third party	13.8%	18.5%
Supplier C, a related party	10.3%	Less than 10%
Supplier D, a related party	Less than 10%	14.4%
Suppliers contributed more than 10.0% of total purchases are as below:
	Six Months Ended June 30,
	2021	2022
Supplier A, a third party	33.0%	13.7%
Supplier B, a third party	Less than 10%	15.9%
Supplier C, a related party	10.1%	11.7%

(e)
Leases

The Group leases premises for offices under non-cancellable operating leases. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease term.
The Group adopted Accounting Standard Codification (“ASC”) Topic 842 Leases, as of January 1, 2022, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2022, and has not recast the comparative period presented in the condensed consolidated financial statements.
Prior to the adoption of ASC Topic 842, operating leases were not recognized on the balance sheet of the Group, but payments made under operating lease are charged to the consolidated statements of comprehensive loss on a straight-line basis over the term of underlying lease.
Upon adoption of ASC Topic 842, Right of use (“ROU”) assets and lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. As the rate implicit in the lease cannot be readily determined, the Group uses different incremental borrowing rates for subsidiaries in different countries at the lease commencement date in determining the imputed interests and present value of lease payments. The incremental borrowing rates were determined based on the rates of interest that each subsidiary would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The incremental borrowing rates are primarily influenced by the risk-free interest rates of China and Europe, the subsidiaries’ credit rating and lease terms.
The Group has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less and recognizes a single lease cost on a straight-line basis over the remaining lease term for the operating leases.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The adoption of ASC 842 does not have impact to the retained earnings of the Group as of January 1, 2022. The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.
	As of December 31,	Adjustments due to adoption of ASC 842	As of January 1,
	2021		2022

ASSETS
Prepayments and other current assets	200,075	(4,458)(a)	195,617
Operating lease right-of-use assets	—	74,892(b)	74,892

LIABILITIES
Operating lease liabilities, current	—	(37,414)(c)	(37,414)
Operating lease liabilities, non-current	—	(33,020)(c)	(33,020)

(a)
Represents the prepaid rent reclassified to operating lease right-of-use assets.

(b)
Represents the operating lease right-of-use assets, which includes discounting operating lease payments, and the reclassification of prepaid rent from prepayments and other current assets.

(c)
Represents the recognition of operating lease liabilities, current and non-current.

(f)
Revenue recognition

Starting from January 1, 2022, the Group entered into a number of contracts with Original Equipment Manufacturers (“OEM”) upon the commencement of design and development services on automotive computing platform. The contracts for design and development services are separate from the contracts for manufacturing of automotive computing platform because they are not entered into at or near the same time. After the fulfilment of the design and development services, the Group delivers customized prototype pieces to the OEMs.
The Group concludes that revenue should be recognized at a point in time because (1) the customer does not receive benefits until the delivery of prototype pieces; (2) the Company does not create or enhance assets which the customer controls as the assets are created or enhanced; (3) the Group does not have any enforceable rights to payment before the prototype pieces are accepted by customers.
Costs incurred to fulfill such service contracts which are not in the scope of other guidance are recognized as contract cost assets, as the costs relate directly to the service contracts that the Group can specifically identify. The costs are expected to be recovered which generate or enhance resources of the Group that will be used in performance obligations of design and development services for the OEMs in the future.
In the process of executing the service contracts, the Group recognizes an impairment loss of contract cost assets in profit or loss to the extent that the carrying amount of the assets exceeds:
a.
The amount of consideration that the Group expects to receive in the future and that the Group has received but has not recognized as revenue, for providing the design and development services, less

b.
The costs in the amount of the total that relate directly to providing those services and that have not been recognized as expenses.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Accounts receivable, net

Accounts receivable, net consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Accounts receivable – third parties	184,546	231,128
Less: Allowance for doubtful accounts, third parties	—	(3,164)
Accounts receivable – third parties, net	184,546	227,964
Accounts receivable – related parties	768,747	217,563
Less: Allowance for doubtful accounts	—	—
Accounts receivable – related parties, net	768,747	217,563
Nil provision was provided to accounts receivables — related parties as of December 31, 2021 and June 30, 2022. The movement of the allowance for doubtful accounts of accounts receivables from third parties is as follows:
	As of December 31, 2021	As of June 30, 2022
Balance at the beginning of the period	—	—
Additions	—	3,164
Write-off	—	—
Balance at the end of the period	—	3,164

3.
Notes receivable

The Company collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 31, 2021 and June 30, 2022 are bank acceptance notes, among which RMB110,550 and nil, respectively, are pledged as collateral to secure notes payable issued by China Merchants Bank. The notes payables are used for settlement between the Group and its suppliers on the purchase of raw materials and other inventories.
4.
Inventories

Inventories consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Raw materials	117,845	126,374
Work in process	2,690	1,135
Finished goods	102,784	55,962
Total	223,319	183,471
The Group recorded inventory write-down of RMB1,036 and RMB5,162 for the six months ended June 30, 2021 and 2022, respectively.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
5.
Prepayments and other current assets

Prepayments and other current assets consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Prepayments to suppliers	174,860	162,223
Deposits*	5,256	604
Deferred offering costs	5,719	7,034
Contract cost assets**	—	34,024
Others	14,240	18,334
Prepayments and other current assets	200,075	222,219

*
As of June 30, 2022, the balance represents short-term deposits made to lessors for leasing office. The deposits which will be received beyond a year are recorded in other non-current assets — third parties.

**
For the six months ended June 30, 2022, the Group recognized an impairment loss amounting to RMB35,397 of contract cost assets in cost of services.

The provisions of RMB3,245 and nil were provided to prepayments and other current assets as of December 31, 2021 and June 30, 2022.
6.
Long-term investments

	As of December 31, 2021	As of June 30, 2022
Equity method investments	678,225	479,826
Less: Impairment of equity method investments	—	—
Total equity method investments, net	678,225	479,826
Equity securities	675,824	745,475
Less: Impairment of equity securities	—	—
Total equity securities, net	675,824	745,475
Total long-term investments	1,354,049	1,225,301
Equity method investments
In January 2022, Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”), a majority-owned subsidiary of the Group, entered into financing agreements with third party investors, pursuant to which these investors aggregately contributed RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 50.92% to 49.17%, and the Group lost control in Suzhou Photon-Matrix. On the date when the Group lost control in the subsidiary, the Group remeasured its retained equity interest in Suzhou Photon-Matrix at fair value of RMB64,000 with backsolve method, a market approach. A gain of RMB71,974 as a result of the deconsolidation is calculated as follows. Since the Group still retains significant influence over the investment, it accounts for the investment as equity method investment prospectively from the date of deconsolidation.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Six Months Ended June 30, 2022
Fair value of the consideration received	—
Fair value of retained equity interest in Suzhou Photon-Matrix	64,000
Carrying amount of redeemable noncontrolling interest	40,750
Carrying amount of non-redeemable noncontrolling interest	(7,178)
Less: Carrying amount of Suzhou Photon-Matrix’s net assets	(25,598)
Gains on deconsolidation of Suzhou Photon-Matrix	71,974
In April 2022, as part of the Restructuring, the Group spun off three equity method investments, including the equity method investment in Suzhou Chenling Investment LLP (“Suzhou Chenling”) to Hubei ECARX. See Note 1(b).
Management evaluated whether there was other-than-temporary impairment based on the facts for the long-term investments, including recent financing activities, projected and historical financial performance. No impairment loss was recognized for the six months ended June 30, 2021 and 2022, respectively.
Equity securities
As of December 31, 2021, the Group held 8,834 common shares of Zenseact AB (“Zenseact”), representing 15% equity interest of the investee. Zenseact is a private-owned entity and a related party of the Group. The investment was accounted for as an equity security without a readily determinable fair value and measured at cost less any impairments.
In April 2022, Volvo Car Corporation (“Volvo Cars”), the controlling interest holder of Zenseact, made capital contribution of SEK800 million to Zenseact to obtain 6,447 newly issued common shares. As a result of the transaction, the Group’s equity interest in Zenseact decreased to 13.5%. The capital contribution provided the observable price for the Group’s investment in Zenseact. The Group evaluated its investment’s carrying amount based on the observable price, and recognized a gain of RMB34,615 in unrealized gains on equity securities for the six months ended June 30, 2022.
No impairment loss was recognized for the six months ended June 30, 2022.
7.
Property and equipment, net

Property and equipment, net consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Machinery and electronic equipment	158,849	154,757
Transportation vehicles	7,600	—
Office and other equipment	7,219	7,519
Leasehold improvements	39,166	26,220
Construction in progress	5,994	3,922
Property and equipment	218,828	192,418
Less: accumulated depreciation	(115,672)	(91,734)
Property and equipment, net	103,156	100,684

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Depreciation expenses on property and equipment were allocated to the following expense items:
	Six Months Ended June 30,
	2021	2022
Cost of revenues	816	—
Selling and marketing expenses	161	324
General and administrative expenses	13,054	14,334
Research and development expenses	7,087	7,884
Total depreciation expenses	21,118	22,542

8.
Intangible assets, net

Intangible assets, net consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Software	69,732	76,099
Less: accumulated amortization	(38,706)	(46,127)
Intangible assets, net	31,026	29,972
Amortization expenses on intangible assets were allocated to the following expense items:
	Six Months Ended June 30,
	2021	2022
Selling and marketing expenses	778	254
General and administrative expenses	2,164	4,627
Research and development expenses	8,459	6,419
Total amortization expenses	11,401	11,300

9.
Short-term borrowings

Short-term borrowings consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Unsecured bank loans	932,000	480,000
Short-term borrowings	932,000	480,000
As of December 31, 2021 and June 30, 2022, the Group’s short-term borrowings bear an interest rate of 4.00% and 4.38% per annum, respectively. As of December 31, 2021 and June 30, 2022, the Group had a total line of credit in the amount of RMB1,000,000 and RMB920,000, which were used for borrowing bank loans and issuing notes payable for the Group. As of December 31, 2021 and June 30, 2022, the unused portion of the line of credit was RMB172,696 and RMB340,000, respectively.
The shorting-term borrowings in the respective amount of nil and RMB480,000 as of December 31, 2021 and June 30, 2022 were guaranteed by Hubei ECARX, which was a related party of the Group after the Restructuring as disclosed in the Note 1(b).

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
10.
Accrued expenses and other liabilities

Accrued expenses and other liabilities, current and non-current consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Salaries and benefits payables	228,999	162,393
Taxes payable	39,094	6,057
Product warranties	40,263	40,098
Other payables and accrued charges*	150,623	154,609
Accrued expenses and other current liabilities	458,979	363,157

*
Other payables and accrued charges primarily include accrual for research and development expenses.

11. Convertible notes payable to a related party
On May 13, 2022, the Company issued convertible notes due in twelve (12) months following the issuance (the “Note”) with aggregate principal of US$10.0 million to one investor, which is a related party. The Note bears an interest rate of 5% per annum.
The Note holder shall have the right to require the Company to redeem for cash all of the Note on the date (the “Redemption Date”) notified in writing by the Company that is not less than 20 business days and not more than 35 business days following the date of the notice of an Event of Default or a Fundamental Change as defined below, or in the event the Company fails to deliver such a notice, the date on which the Note holder becomes aware of the occurrence of an Event of Default or a Fundamental Change, at a price equal to the Redemption Price, which equal to the principal plus interests accrued thereon at an interest rate of 5% per annum.
•
An Event of Default refers to the occurrence of any of the events, including the Company’s breach of conversion obligations, the individual or aggregated amount of the Group’s subsidiaries’ indebtedness, indemnity or guarantee obligations in excess of US$100,000 (or an equivalent amount in any other currency), ECARX (Hubei) Tech’s bankruptcy or involuntary proceeding after seeking liquidation, winding-up, reorganization;

•
a Fundamental Change includes the change of control of the Company via any share exchange, consolidation or mergers or any similar transaction, any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the Group’s consolidated assets, to any person outside of the Group, the liquidation or dissolution of the Company, and other events which prohibits listing of the Company.

Conversion of the Note is stipulated as below:
•
In the event the Company consummates a public offering of Class A ordinary shares that is no more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of (i) the lesser of (A) US$10.00 per share (assuming that the Company’s authorized shares will be subdivided based on the pre-money equity valuation in connection with an offering via mergers with a special purpose acquisition company to give each ordinary share of the Company a deemed value of US$10.00) and (B) the lowest per share price at which any Class A ordinary shares or ordinary shares of the Company are issued in any subscription by certain investors of the Company’s securities to be issued concurrently, if the offering is via mergers with a special purpose acquisition company; or (ii) the per share offering price in an IPO (the “Initial Conversion Price”). In the event the Company consummates a public offering of Class A ordinary shares that is more than six (6) months following

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of 95% of the Initial Conversion Price.
•
If the Company fails to consummate a public offering of Class A ordinary shares on or prior to the maturity date, the Note holder is entitled to deliver a written notice to the Company within ten (10) business days after the maturity date, electing to convert the Note, the outstanding principal amount of the Note shall be converted into such number of fully paid and non-assessable Series B Preferred Shares at the conversion price equal to US$11.57 per share.

The Group concluded that it would not be considered to have an obligation to deliver a variable number of shares, since the event that may trigger variable-share settlement is in the control of the Group. The Group further concluded that the embedded conversion feature did not need to be bifurcated pursuant to ASC815 because these terms do not permit net settlements, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. Since the Group has adopted ASU2020-06 on January 1, 2021, the Group did not assess whether the instrument contains beneficial conversion features. The Group accounted for the Note as current debt at carrying value net of issuance costs, which was nil.
As of June 30, 2022, the unpaid principal balance of the Note was US$10,000 (equivalent to RMB66,981). The interest expense accrued for the Note was US$71 (equivalent to RMB474), which was recorded in amounts due to related parties (see Note 21).
12.
Leases

The Group considers various factors such as market conditions and the terms of any renewal options that may exist to determine whether it will renew or replace the lease. In the event the Group is reasonably certain to exercise the option to extend a lease, the Group will include the extended terms in the operating lease right-of-use asset and operating lease liability.
The components of lease cost were as follows:
Six Months Ended June 30, 2022
Operating lease cost	21,017
Short-term lease cost	763
Total	21,780
The lease cost was allocated to the following expense items:
Six Months Ended June 30, 2022
Selling and marketing expenses	662
General and administrative expenses	5,323
Research and development expenses	15,795
Total	21,780

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The operating lease right-of-use assets and the amortization were summarized as follows:
As of June 30, 2022
Operating lease right-of-use assets	120,779
Less: accumulated depreciation	(19,116)
Total	101,663
As of June 30, 2022
Weighted average remaining lease term (years):
Operating leases	5.67
Weighted average discount rate:
Operating leases	6.72%
Future minimum lease payments as of June 30, 2022, including rental payments for lease renewal options the Group is reasonably certain to exercise were as follows:
As of June 30, 2022
2022	19,491
2023	24,247
2024	14,344
2025	13,832
2026 and thereafter	55,322
Total lease payments	127,236
Less imputed interest	(26,860)
Present value of lease liabilities	100,376
Supplemental cash flow information related to leases was as follows:
Six months ended June 30, 2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	17,846
Right-of-use assets obtained in exchange for lease obligations
Operating leases	45,887

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
13.
Mezzanine equity

The Company’s activities with respect to the redeemable convertible preferred shares for the six months ended June 30, 2022 are as below:
	Series Angel Preferred Shares		Series A Preferred Shares		Series A+ Preferred Shares		Series A++ Preferred Shares		Series B Preferred Shares			Total
	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable
Balance as of January 1, 2022	5,043,104	283,585	24,464,286	1,429,313	24,612,081	1,386,671	7,164,480	475,413	14,765,967	1,117,317	(159,392)	4,532,907
Subscription contributions from shareholders	—	—	—	—	—	—	—	—	—	—	159,485	159,485
Accretion of Redeemable Convertible Preferred Shares	—	10,983	—	50,557	—	53,601	—	18,408	—	44,293	—	177,842
Foreign currency translation adjustment	—	14,613	—	73,535	—	71,455	—	24,499	—	57,603	(93)	241,612
Balance as of June 30, 2022	5,043,104	309,181	24,464,286	1,553,405	24,612,081	1,511,727	7,164,480	518,320	14,765,967	1,219,213	—	5,111,846
Assuming a qualified initial public offering (the “IPO”) is not consummated on or before January 16, 2027 and no other contingent event occurs which could result in the request of redemption by the shareholders, the aggregate amount of redemption for all Redeemable Convertible Preferred Shares on January 16, 2027 is US$1,012.9 million.
14.
Non-controlling interests

(a) Redeemable non-controlling interests
In January 2022, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors aggregately contributed RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they hold if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at the redemption price of RMB10,000 plus 10% of interest per annum.
Before the deconsolidation of Suzhou Photon-Matrix as stated in the Note 6, the redeemable non-controlling interest was recorded outside permanent equity as mezzanine equity- redeemable non-controlling interests in the consolidated balance sheets. The amount presented in redeemable non-controlling interest should be the greater of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest or the amount of redemption value.
During the six months ended June 30, 2022, changes of redeemable non-controlling interests were as follows:
Six Months Ended June 30, 2022
Balance as of January 1, 2022	30,500
Add: Capital contribution	10,000
Less: Comprehensive loss	(464)
Accretion of redeemable non-controlling interests before the deconsolidation of Suzhou Photon-Matrix	714
Deconsolidation of Suzhou Photon-Matrix	(40,750)
Balance as of June 30, 2022	—

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b) Non-redeemable non-controlling interests
As stated in the Note 6, the Group lost control in Suzhou Photon-Matrix in January 2022, with 49.17% equity interest retained. The carrying value of relevant non-redeemable non-controlling interests in the amount of RMB(7,178) was derecognized upon deconsolidation.
15.
Government grants

Government grants for the purpose of giving immediate financial support to the Group with no future related costs is recognized as government grants in the Group’s unaudited condensed consolidated statements of comprehensive loss when the grant becomes receivable. For the six months ended June 30, 2022, the Group received unconditional government grants of RMB28,154 as a result of support and incentives from local governments, which primarily consisted of subsidies to ECARX (Hubei) Tech for its investment in research and development activities.
16.
Share based compensation

2019 RSU Plan
On December 20, 2021, four members from the Group’s management, who are also the ordinary shareholders of the Group, voluntarily sold 4,200,000 ordinary shares in total back to the Group at par value of US$0.000005 per share. Such ordinary shares are transferred to the Group for 2019 RSU Plan which was modified in December 2021 to attract more talents. Such shares were reissued to the employees under the 2019 RSU Plan in the first half of 2022.
Pursuant to the 2019 RSU Plan, in January 2022, the Company granted an aggregate number of 5,500,000 RSUs to employees, at a weighted average exercise price of US$0.64 per RSU. The RSUs vest following the two approaches:
•
20% of the grants vest every twelve-month service period since the service commencement of the employees.

•
Half of the RSUs vest on April 1, 2022, and the remaining 50% of the RSUs vest on a monthly basis over thirty-six (36) months since May 2022.

The following table summarizes activities of the Company’s RSUs for the six months ended June 30, 2022:
	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2022	15,923,117	0.27	6.08
Granted	5,500,000	0.64	8.27
Forfeited	(760,000)	0.03	7.18
Outstanding at June 30, 2022	20,663,117	0.38	6.62
Vested and expected to vest as of June 30, 2022	20,663,117	0.38	6.62	8.64	6.52
Exercisable as of June 30, 2022	7,963,735	0.18	7.32	8.43	7.29

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The fair value of the RSUs granted for the six months ended June 30, 2021 and 2022 are estimated on the dates of grant using the binomial model with the following assumptions used:
	Six Months Ended June 30,
	2021	2022
Grant dates
Risk-free rate of return	0.35% – 2.58%	1.61% – 2.36%
Volatility	45.96% – 48.05%	44.15% – 44.38%
Expected dividend yield	0%	0%
Fair value of underlying ordinary share	US$5.08 – US$6.35 (equivalent to RMB33.37 – RMB41.71)	US$9.03 – US$9.15 (equivalent to RMB57.60 – RMB58.31)
Expected terms	10 years	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s RSUs. With respect to the RSUs issued in US$ or RMB, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds or China Government Bond for a term consistent with the expected term of the Company’s RSUs in effect at the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the RSUs.
Compensation expenses recognized for the six months ended June 30, 2021 and 2022 are allocated to the following expense items.
	Six months ended June 30,
	2021	2022
Research and development expenses	11,257	23,492
Selling and marketing expenses	1,008	3,969
General and administrative expenses	11,100	167,576
Total	23,365	195,037
As of June 30, 2022, US$61,939 (equivalent to RMB404,793) of the unrecognized compensation expense related to RSUs is expected to be recognized over a weighted-average period of 1.82 years. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. Besides, there were US$12,279 (equivalent to RMB80,248) unrecognized share-based compensation expenses related to the RSUs with a performance condition of the IPO.
2021 Option Plan
Pursuant to the 2021 Option Plan, between January and May 2022, the Company granted an aggregated number of 1,788,900 share options to employees. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period since their service commencement. The share options can only be exercised upon the occurrence a qualified IPO.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The following table summarizes activities of the options for the six months ended June 30, 2022:
	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2022	11,132,875	11.57	3.49
Granted	1,788,900	11.57	3.93
Forfeited	(1,107,275)	11.57	3.50
Outstanding at June 30, 2022	11,814,500	11.57	3.55
Vested and expected to vest as of June 30, 2022	11,814,500	11.57	3.55	9.24	—
Exercisable as of June 30, 2022	—	—	—	—	—
The fair value of the options granted in 2022 are estimated using the binomial model with the following assumptions used:
Six months ended June 30, 2022
Risk-free rate of return	1.63% – 3.05%
Volatility	44.18% – 44.64%
Expected dividend yield	0.0%
Fair value of underlying ordinary share	US$9.03 – US$9.56
Expected terms	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the option awards. The risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the options in effect at the valuation date. Expected dividend yield is zero as the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option awards.
As of June 30, 2022, the fair value of non-vested share options granted to employees amounted to US$41,976 (equivalent to RMB274,328). The Group will recognize compensation expenses relating to the option awards cumulatively for the vested portion upon the consummation of a qualified IPO.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Revenue information

Revenues are disaggregated as follow:
Major products/services lines:
	Six months ended June 30,
	2021	2022
Sales of goods revenues	802,679	858,080
Automotive computing platform	579,219	608,078
SoC Core Modules	119,661	188,338
Automotive merchandise and other products	103,799	61,664
Software license revenues	162,303	78,995
Service revenues	119,880	375,495
Automotive computing Platform – Design and development service	21,848	241,090
Connectivity service	88,562	107,949
Other services	9,470	26,456
Total revenues	1,084,862	1,312,570
Timing of revenue recognition:
	Six Months Ended June 30,
	2021	2022
Point in time	996,300	1,204,621
Over time	88,562	107,949
Total revenues	1,084,862	1,312,570
For the six months ended June 30, 2021 and 2022, 97.2% and 98.9% of the Group’s revenues were generated in the PRC.
Contract liabilities
Contract liabilities consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Current liabilities – third parties	2,685	993
Current liabilities – related parties	363,285	235,276
Non-current liabilities – third parties	317	193
Non-current liabilities – related parties	472,749	373,365
Contract liabilities, current and non-current	839,036	609,827
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was RMB78,030 and RMB107,949 for the six months ended June 30, 2021 and 2022, respectively.
As of December 31, 2021 and June 30, 2022, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts is RMB839,036 and RMB609,827, respectively.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.
18.
Income taxes

The statutory income tax rate for the Group is 25% for the six months ended June 30, 2021 and 2022. The effective income tax rate for the six months ended June 30, 2021 and 2022 was nil. The effective income tax rate for the six months ended June 30, 2021 and 2022 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.
19.
Loss per share

Basic and diluted net loss per share for the six months ended June 30, 2021 and 2022 have been calculated as follows:
	Six Months Ended June 30,
	2021	2022
Numerator:
Net loss available to ECARX Holdings Inc.	(607,920)	(569,402)
Accretion of Redeemable Convertible Preferred Shares	(67,078)	(177,842)
Numerator for basic and diluted net loss per share calculation	(674,998)	(747,244)
Denominator:
Weighted average number of ordinary shares – basic and diluted	198,777,778	198,035,714
Denominator for basic and diluted net loss per share calculation	198,777,778	198,035,714
Loss per ordinary share
– Basic and diluted	(3.40)	(3.77)
The potential dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:
	Six Months Ended June 30,
	2021	2022
Redeemable convertible preferred shares	54,119,471	76,049,918
For the six months ended June 30, 2021 and 2022, nil and 11,814,500 outstanding share options are not included in the calculation of diluted loss per share, as the issuance of such awards is contingent upon a qualified IPO, which was not satisfied as of each period end.
20.
Commitments and contingencies

Operating lease commitments
The Group’s lease commitments are disclosed in Note 12.
Purchase commitment
As of June 30, 2022, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2022 were as follows:
	Total	Less than one year

Purchase commitment	66,550	66,550

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Capital commitment
Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of June 30, 2022 were as follows:
	Total	Less than one year
Capital commitment	3,225	3,225

21.
Related party balances and transactions

(a)
Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group and its subsidiaries (“Geely Group”)	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries (“Proton Group”)	Entity that the controlling shareholder of the Company has significant influence
Anhui Xinzhi Technology Co., Ltd. (“Anhui Xinzhi”)	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”, formerly known as Zhejiang Yikatong Technology Co., Ltd., “Zhejiang Yikatong”)	Entity controlled by the controlling shareholder of the Company
Xi’an Liansheng Intelligent Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hubei Yuanshidai Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Times Technology Co., Ltd	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd (“Hubei ECARX”)	Entity controlled by the controlling shareholder of the Company
Apollo Intelligent Connectivity (Beijing)Technology Co., Ltd.	Entity that one board of director of the Company has significant influence
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Suzhou Tongjie Automotive Electronics Co., Ltd.	Entity which is under significant influence of the controlling shareholder of the Company
JICA Intelligent Robotics Co., Ltd. (“JICA Intelligent”)	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd. and its subsidiary (“Hubei Dongjun”)	Entity which is under significant influence of the Company
Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”)	Entity which is under significant influence of the Company

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)
Significant transactions with related parties:

	Six Months Ended June 30,
	2021	2022
Revenues (i):
Sales of goods revenues	597,777	613,655
Automotive computing platform	578,033	603,112
SoC Core Modules	—	22
Automotive merchandise and other products	19,744	10,521
Software licence revenues	10,791	15,481
Service revenues	114,054	375,298
Automotive computing platform – Design and development service	16,467	241,090
Connectivity service	88,529	107,752
Other services	9,058	26,456
Total	722,622	1,004,434
	Six Months Ended June 30,
	2021	2022
Purchase of products and services(ii)	5,966	261,483
Rental of office space, and administrative services(ii)	479	3,421
Interest income on loans due from related parties(iv)	—	2,759
Interest expense on borrowings and the Note due to related parties(iii)	131	4,980
Loans to related parties(iv)	—	8,060
Repayment received of loans to related parties(iv)	—	25,000
Financial support to Anhui Xinzhi(viii)	—	28,500
Advances to Zhejiang Huanfu(iv)	19,806	—
Collection of advances to Zhejiang Huanfu(iv)	90,155	—
Repayment of borrowings from related parties(iii)	20,000	470,000
Borrowings from related parties(iii)	—	900,000
Transfer of property and equipment to Zhejiang Huanfu(v)	—	1,604

(c)
Balances with related parties:

	As of December 31, 2021	As of June 30, 2022
Accounts receivable – related parties, net(i)	768,747	217,563
Amounts due from related parties(ii)(iv)	41,278	32,037
Accounts payable – related parties(ii)	111,531	142,305
Amounts due to related parties(iii)(vi)	376,906	712,211
Other non-current assets – related parties(vii)	1,929	208,503

Note:
(i)
The Group sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses and other consulting services to a number of related parties. Accounts receivable, net, due from related parties arising from sales of products and provision of services were RMB768,747 and

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
RMB217,563 as of December 31, 2021 and June 30, 2022, respectively. Of the balance as of June 30, 2022, the amount of RMB158,356 were subsequently received by August 2022.
(ii)
The Group purchased raw materials, technology development services and other consulting services from a number of related parties, among which RMB4,637 and RMB47,209 of purchase of raw materials were recorded as inventories as of June 30, 2021 and 2022, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services, which were RMB111,531 and RMB142,305 as of December 31, 2021 and June 30, 2022, respectively.

(iii)
During the six months ended June 30, 2022, the Group obtained the following loans from related parties:

•
On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. in an amount of RMB200,000 with an interest rate of 2.25% per annum, which was repaid at the maturity date on June 30, 2022.
•
On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely in an amount of RMB500,000 with an interest rate of 4.35% per annum, which was repayable on December 26, 2022.
•
On June 29, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB200,000 with an interest rate of 3.7% per annum, which was repayable on September 30, 2022.
For the six months ended June 30, 2021 and 2022, interest expenses on borrowings from related parties were RMB131 and RMB4,517, respectively. Except for the loans above stated, the Group also accrued interest expenses for the Note disclosed in the Note 11 at the amount of US$71 (equivalent to RMB463) for the six months ended June 30, 2022.
The borrowings and the interest payable on borrowings from related parties, were included in the amounts due to related parties with the amount of RMB272,825 and RMB703,258, respectively, as of December 31, 2021 and June 30, 2022.
(iv)
For the six months ended June 30, 2021 and 2022, the Group respectively paid advances of RMB19,806 and nil, and received collection of RMB90,155 and nil, from Zhejiang Huanfu. The advances were interest-free and due on demand. In 2022, the Group provided loans of RMB8,060 to related parties, and received repayment of RMB25,000 from related parties. Interest incomes on loans due from related parties were RMB2,759 for the six months ended June 30, 2022. As of December 31, 2021 and June 30, 2022, the total balances of amounts due from related parties was RMB41,278 and RMB32,037, respectively.

(v)
In February 2022, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB1,697 and recorded a gain of RMB93 as a result of the disposal.

(vi)
As of December 31, 2021 and June 30, 2022, the balances due to related parties were related to purchase of logistics services, which were in the amounts of RMB36,185 and RMB8,953, respectively.

(vii)
As of December 31, 2021, the Group recorded RMB1,929 in other non-current assets due from related parties, which included deposits and advances for purchase of long-term assets from such related parties; as of June 30, 2022, the balance of other non-current assets due from related parties not only included the amounts as such, but also included the amounts due from its former VIE, Hubei ECARX. As of June 30, 2022, the amounts due from Hubei ECARX was RMB208,503, which represented the net present value of a loan provided by the Group to Hubei ECARX with the principal of RMB252,287 and an effective annual interest rate of 5.0%.

(viii)
In February and March 2022, the Group provided cash in the amount of RMB28,500 to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring.

22.
Subsequent events

Management has considered subsequent events through October 11, 2022, which was the date when the unaudited condensed consolidated financial statements were issued.
In July and August, the Company approved to grant a total number of 111,700 share options to certain employees at an exercise price of US$11.57 per option. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period since their service commencement. The share options can only be exercised upon the occurrence a qualified IPO.
On August 20, 2022, the Company approved the modification to change the exercise price of RSUs granted to certain employees in an aggregated number of 1,200,000 under 2019 RSU Plan. The RSUs were granted at a weighted average exercise price of US$3.53 per RSU. After the modification, the exercise price was changed to US$0.38 per RSU.
On September 30, 2022, the Company approved to grant 100,000 RSUs to an eligible employee at an exercise price of US$2.0 per RSU subject to 2019 RSU Plan. 20% of the grants vest every twelve-month service period since the service commencement of the employee.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
COVA Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of COVA Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for the year ended December 31, 2021 and the period from December 11, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from December 11, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by February 9, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
March 24, 2022
PCAOB ID Number 100

COVA ACQUISITION CORP.
BALANCE SHEETS
	December 31, 2021	December 31, 2020
Assets:
Cash	$7,181	$—
Prepaid expenses and other assets	788,561	—
Total current assets	795,742	—
Deferred offering costs	—	248,611
Prepaid expenses – non-current portion	75,616	—
Investments held in Trust Account	300,053,996	—
Total Assets	$300,925,354	$248,611
Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Equity (Deficit)
Accounts payable and accrued expenses	$507,310	$207,038
Due to related party	17,384	—
Promissory note – related party	—	25,500
Total current liabilities	524,694	232,538
Deferred underwriting fee	10,500,000	—
Warrant liabilities	11,747,850	—
Total Liabilities	22,772,544	232,538
Commitments
Class A Ordinary Shares Subject to Possible Redemption
Class A ordinary shares subject to possible redemption, $0.0001 par value, 30,000,000 and no shares issued and outstanding, at redemption value of $10.00 at December 31, 2021 and 2020, respectively	300,000,000	—
Shareholders’ Equity (Deficit):
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued or outstanding (excluding 30,000,000 and no shares subject to possible redemption) at December 31, 2021 and 2020	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,500,000 and 7,503,750 shares issued and outstanding at December 31, 2021 and 2020, respectively	750	750
Additional paid-in capital	—	24,250
Accumulated deficit	(21,847,940)	(8,927)
Total Shareholders’ Equity (Deficit)	(21,847,190)	16,073
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Equity (Deficit)	$300,925,354	$248,611
The accompanying notes are an integral part of these financial statements.

COVA ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	For the Year Ended December 31, 2021	For the Period from December 11, 2020 (Inception) through December 31, 2020
Formation and operating costs	$1,831,161	$8,927
Loss from Operations	(1,831,161)	(8,927)
Other income (expense):
Interest income on investments held in Trust Account	53,995	—
Offering costs allocated to warrants	(989,589)	—
Change in fair value of warrant liabilities	14,374,150	—
Total other income (expense)	13,438,556	—
Net income (loss)	$11,607,395	$(8,927)
Weighted average shares outstanding of Class A ordinary shares	26,794,521	—
Basic and diluted net income per share, Class A ordinary shares	$0.34	$—
Weighted average shares outstanding of Class B ordinary shares	7,395,822	742,857
Basic and diluted net income (loss) per share, Class B ordinary shares	$0.34	$(0.01)
The accompanying notes are an integral part of these financial statements.

COVA ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
FOR THE PERIOD FROM DECEMBER 11, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 11, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Founder Shares	—	—	7,503,750	750	24,250	—	25,000
Net loss	—	—	—	—	—	(8,927)	(8,927)
Balance as of December 31, 2020	—	—	7,503,750	750	24,250	(8,927)	16,073
Forfeiture due to partial exercise of overallotment	—	—	(3,750)	—	—	—	—
Net income	—	—	—	—	—	11,607,395	11,607,395
Accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	(24,250)	(33,446,408)	(33,470,658)
Balance as of December 31, 2021	—	$—	7,500,000	$750	$—	$(21,847,940)	$(21,847,190)
The accompanying notes are an integral part of these financial statements.

COVA ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	For the Year Ended December 31, 2021	For the Period from December 11, 2020 (Inception) through December 31, 2020
Cash flows from operating activities:
Net income (loss)	$11,607,395	$(8,927)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(53,995)	—
Offering costs allocated to warrants	989,589	—
Change in fair value of warrant liabilities	(14,374,150)	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(864,177)	—
Due to related party	17,384	—
Accounts payable and accrued expenses	507,309	8,927
Net cash used in operating activities	(2,170,645)	—
Cash Flows from Investing Activities:
Cash deposited into Trust Account	(300,000,000)	—
Net cash used in investing activities	(300,000,000)	—
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriter’s discount	294,000,000	—
Proceeds from issuance of Private Placement Warrants	8,872,000	—
Proceeds from promissory note – related party	57,546	—
Payment of promissory note – related party	(83,046)	—
Payment of offering costs	(668,674)	—
Net cash provided by financing activities	302,177,826	—
Net change in cash	7,181	—
Cash, beginning of period	—	—
Cash, end of the period	$7,181	$—
Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Founder shares	$—	$25,000
Accrued deferred offering costs	$—	$207,038
Deferred offering costs paid by Sponsor	$—	$16,573
The accompanying notes are an integral part of these financial statements.

COVA ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
COVA Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on December 11, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).
As of December 31, 2021, the Company had not commenced any operations. All activity for the period from December 11, 2020 (inception) through December 31, 2021 relates to the Company’s formation and the Initial Public Offering (the “IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.
The registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2021 (the “Effective Date”). On February 9, 2021, the Company consummated the IPO of 30,000,000 units (the “Units” and, with respect to the shares of Class A ordinary shares included in the Units sold, the “Public Shares”), including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A ordinary shares, $0.0001 par value, and one-half of one redeemable warrant, with each whole warrant entitling its holder to purchase one share of Class A ordinary shares at a price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $300,000,000 (see Note 3).
Simultaneously with the closing of the IPO, the Company consummated the private placement (“Private Placement”) with the Sponsor of an aggregate of 8,872,000 warrants (“Private Placement Warrants”) to purchase Class A ordinary shares, each at a price of $1.00 per Private Placement Warrant, generating total proceeds of $8,872,000 (see Note 3).
Transaction costs amounted to $17,210,247, consisting of $6,000,000 of underwriting discount, $10,500,000 of deferred underwriters’ fee and $710,247 of other offering costs.
Following the closing of the IPO on February 9, 2021, an amount of $300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of (a) the completion of the Company’s initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s certificate of incorporation, or (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from February 9, 2021 (the “Combination Period”), the closing of the IPO.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination.
If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4), and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.
Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company. The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders’ rights (including redemption rights) or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity, Capital Resources and Going Concern
At December 31, 2021, the Company had cash of $7,181 held outside of the Trust Account. The Company intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate, and complete a Business Combination.
In order to fund working capital deficiencies or finance transaction costs in connection with an initial Business Combination, the Company’s Sponsor, officers, directors, or their affiliates may, but are not obligated to, loan the Company funds as may be required. If the Company completes its initial Business Combination, the Company would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from its Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Warrants. To date, there have been no such loans.
Prior to the completion of the initial Business Combination, the Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. Management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of a Business Combination or for the next 12 months. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating a Business Combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination. If the Company is unable to complete its initial Business Combination because the Company does not have sufficient funds available to it, the Company will be forced to cease operations and liquidate the Trust Account.
The Company will have until February 4, 2023 to complete a Business Combination or it would be required to cease all operations and liquidate. The liquidity concerns and the date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of a Business Combination or one year from the issuance date of the financial statements. The Company believes it has access to the funds from the Sponsor it needs to continue until it completes a Business Combination and plans on completing a Business Combination prior to the mandatory liquidation date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. The Company has elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of these financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of these financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021, and December 31, 2020, the Company had no cash equivalents.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance

Corporation coverage of $250,000. At December 31, 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Investments Held in Trust Account
At December 31, 2021, the investments held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less. During the year ended December 31, 2021, the Company did not withdraw any of the interest income from the Trust Account to pay its tax obligations.
The Company classifies its United States Treasury securities as held-to-maturity in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.
A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.
Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.
Derivative Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 3, Note 6 and Note 8) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the balance sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the statement of operations in the period of change.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A ordinary shares in the amount of $710,247 was charged to shareholders’ deficit upon the completion of the IPO.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, all of the Company’s 30,000,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity (deficit) section of the Company’s balance sheet.
The Company recognizes changes in redemption value immediately as they occur and adjusted the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period.
At December 31, 2021, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:
Gross Proceeds	$300,000,000
Less: Proceeds allocated to Public Warrants	(17,250,000)
Less: Issuance costs allocable to Class A ordinary shares	(16,220,658)
Plus: Accretion of carrying value to redemption value	33,470,658
Class A ordinary shares subject to possible redemption	$300,000,000
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for these financial statements’ recognition and measurement of tax positions taken or expected to be taken in a tax return.
For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The deferred tax assets were deemed to be de minimis as of December 31, 2021 and December 31, 2020.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be de minimis for the year ended December 31, 2021.
Net Income (Loss) Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Shares.” The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of ordinary shares. Net income per ordinary share is computed by dividing the pro rata net income between the Class A ordinary shares and the Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the IPO since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants are exercisable for 23,872,000 shares of Class A ordinary shares in the aggregate.

Reconciliation of Net Income (Loss) per Ordinary Share
The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per ordinary share for each class of ordinary shares:
	For the year ended December 31, 2021		For the period from December 11, 2020 (inception) through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income (loss)	$—	$2,510,833	$—	$(8,927)
Denominator:
Weighted-average shares outstanding	—	7,395,822	—	742,857
Basic and diluted net income (loss) per ordinary share	$—	$0.34	$—	$(0.01)
Fair Value of Financial Instruments
The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —
Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 8 for additional information on liabilities measured at fair value.
Recent Accounting Pronouncements
In August 2020, FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3 — Initial Public Offering
Public Units
On February 9, 2021, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit, including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A ordinary share, and one-half of one redeemable warrant (each, a “Public Warrant”).
Private Placement
Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 8,872,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,872,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.
Note 4 — Related Party Transactions
Founder Shares
On December 15, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 5,750,000 shares of the Company’s Class B ordinary shares (the “Founder Shares”). In January 2021, the Company declared a share dividend satisfied by way of issuance of 0.25 share for each Class B ordinary share in issue, resulting in the Sponsor holding an aggregate of 7,187,500 Founder Shares. In February 2021, the Company declared a share dividend satisfied by way of issuance of 0.044 share for each Class B ordinary share in issue, resulting in 7,503,750 Class B ordinary shares outstanding. The Founder Shares included an aggregate of up to 978,750 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full. On February 9, 2021, the underwriters partially exercised their over-allotment option, therefore 975,000 Founder Shares were no longer subject to forfeiture, and 3,750 Founder Shares were subject to forfeiture. On February 11, 2021, the underwriter informed the Company that they would not exercise the full over-allotment and therefore the remaining 3,750 shares were forfeited.
Promissory Note — Related Party
The Sponsor had agreed to loan the Company an aggregate of up to $300,000 under the promissory note (the “Note”) to be used for the payment of costs related to the IPO. The promissory note was non-interest bearing, unsecured and was due on the earlier of December 31, 2021 or the closing of the IPO.
The Company had borrowed $83,046 under the promissory note, and the Note was paid in full at the closing of the IPO on February 9, 2021. As of December 31, 2021, there was no balance and borrowing is no longer available under the promissory note.
Working Capital Loans
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. As of December 31, 2021 and December 31, 2020, there were no amounts outstanding under the Working Capital Loans.
Administrative Support Agreement
Commencing on the date the Company’s securities are first listed on the Nasdaq and through the earlier of the consummation of the initial Business Combination and the Company’s liquidation, the Company will reimburse an affiliate of the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. For the year ended December 31, 2021 and for the period from December 11, 2020 (inception) through December 31, 2020, the Company incurred $135,006 and $0 of administrative support expense, respectively.
Note 5 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter had a 45-day option from the date of the IPO to purchase up to an aggregate of 3,915,000 additional Units at the public offering price less the underwriting commissions to cover over-allotments, if any. On February 9, 2021, the underwriters partially exercised the over-allotment option purchasing an additional 3,900,000 Units.
On February 9, 2021, the underwriters were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, totaling $6,000,000. In addition, $0.35 per unit, or approximately $10,500,000 in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on its financial statements and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Warrant Liabilities
Public Warrants
Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share. The warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and in the case of any such issuance to the Company’s sponsors or their affiliates, without taking into account any Founder Shares held by the Company’s Sponsors or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:
Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Private Warrants
The Private Placement Warrants are identical to those of the warrants being sold as part of the units in the IPO. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company so long as they are held by the Sponsor or its permitted transferees.
Note 7 — Shareholders’ Equity (Deficit)
Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. At December 31, 2021 and December 31, 2020, there were no shares of preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. At December 31, 2021 and December 31, 2020, there were no shares issued and outstanding, excluding 30,000,000 and no shares subject to possible redemption, respectively.
Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. At December 31, 2021 and December 31, 2020, there were 7,500,000 and 7,503,750 shares issued and outstanding, respectively.
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law. The Class B ordinary shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the Trust Account if the Company does not consummate an initial business combination) at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the IPO, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
Note 8 — Fair Value Measurements
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	December 31, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. government securities and sweep funds in Trust account	$300,053,996	$300,053,996	$—	$—
Liabilities:
Public Warrants Liabilities	$7,350,000	$7,350,000	$—	$—
Private Placement Warrants Liabilities	4,397,850	—	—	4,397,850
	$11,747,850	$7,350,000	$—	$4,397,850
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statement of operations.
The Company established the initial fair value of the Public Warrants on February 9, 2021, the date of the Company’s IPO, using a Monte Carlo simulation model, and as of December 31, 2021 by using the associated trading price of the Public Warrants. The Company established the fair value of the Private Placement Warrants on February 9, 2021 and on December 31, 2021 by using a modified Monte Carlo simulation model. The Public and Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Public Warrants were subsequently classified as Level 1 as the subsequent valuation was based upon the trading price of the Public Warrants.
The key inputs into the Monte Carlo simulation as of December 31, 2021 were as follows:
Inputs
Risk-free interest rate	1.09%
Expected term to merger	0.60
Expected volatility	12.40%
Notional Exercise price	$1.00
The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the Company’s assets and liabilities classified as level 3:
Warrant Liabilities
Fair value at January 1, 2021	$—
Initial classification of Public and Private Warrant liability at February 9, 2021	27,807,680
Change in fair value	(6,159,830)
Public Warrants reclassified to level 1	(17,250,000)
Fair Value at December 31, 2021	$4,397,850

The carrying value, excluding gross unrealized holding loss and fair value of held to maturity securities on December 31, 2021, is as follows:
	Carrying Value as of December 31, 2021	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2021
U.S. Treasury Securities	$300,053,216	$4,157	$—	$300,057,373
	$300,053,216	$4,157	$—	$300,057,373
Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

COVA ACQUISITION CORP.
CONDENSED BALANCE SHEETS
	September 30, 2022	December 31, 2021
	(Unaudited)
Assets:
Current Assets
Cash	$2,444	$7,181
Prepaid expenses and other current assets	280,229	788,561
Total current assets	282,673	795,742
Prepaid expenses – non-current portion	—	75,616
Investments held in Trust Account	301,933,145	300,053,996
Total Assets	$302,215,818	$300,925,354
Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit
Current Liabilities
Accounts payable and accrued expenses	$3,577,636	$507,310
Working capital loan – related party	953,502	—
Due to related party	—	17,384
Total current liabilities	4,531,138	524,694
Deferred underwriting fee	10,500,000	10,500,000
Warrant liabilities	755,196	11,747,850
Total Liabilities	15,786,334	22,772,544
Commitments and Contingencies (See Note 5)
Class A Ordinary Shares Subject to Possible Redemption
Class A ordinary shares subject to possible redemption, $0.0001 par value, 30,000,000 shares issued and outstanding, at redemption value of $10.06 and $10.00 at September 30, 2022 and December 31, 2021, respectively	301,933,145	300,000,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding (excluding 30,000,000 shares subject to possible redemption) at September 30, 2022 and December 31, 2021	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,500,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	750	750
Additional paid-in capital	—	—
Accumulated deficit	(15,504,411)	(21,847,940)
Total Shareholders’ Deficit	(15,503,661)	(21,847,190)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit	$302,215,818	$300,925,354
The accompanying notes are an integral part of these unaudited condensed financial statements.

COVA ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2022	2021	2022	2021
General and administrative expenses	$713,283	$302,768	$4,595,129	$820,249
Loss from Operations	(713,283)	(302,768)	(4,595,129)	(820,249)
Other income (expense):
Interest income on investments held in Trust Account	1,319,522	21,218	1,879,149	24,271
Offering costs allocated to warrants	—	—	—	(989,589)
Change in fair value of warrant liabilities	1,643,537	7,403,869	10,992,654	12,239,865
Total other income, net	2,963,059	7,425,087	12,871,803	11,274,547
Net income	$2,249,776	$7,122,319	$8,276,674	$10,454,298
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption	30,000,000	30,000,000	30,000,000	25,714,286
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.06	$0.19	$0.22	$0.32
Weighted average shares outstanding of Class B ordinary shares	7,500,000	7,500,000	7,500,000	7,360,714
Basic and diluted net income per share, Class B ordinary shares	$0.06	$0.19	$0.22	$0.32
The accompanying notes are an integral part of these unaudited condensed financial statements.

COVA ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	—	$—	7,500,000	$750	$—	$(21,847,940)	$(21,847,190)
Net income	—	—	—	—	—	6,854,954	6,854,954
Balance as of March 31, 2022 (unaudited)	—	—	7,500,000	750	—	(14,992,986)	(14,992,236)
Accretion of carrying value to redemption value	—	—	—	—	—	(613,622)	(613,622)
Net loss	—	—	—	—	—	(828,056)	(828,056)
Balance as of June 30, 2022 (unaudited)	—	—	7,500,000	750	—	(16,434,664)	(16,433,914)
Accretion of carrying value to redemption value	—	—	—	—	—	(1,319,523)	(1,319,523)
Net income	—	—	—	—	—	2,249,776	2,249,776
Balance as of September 30, 2022 (unaudited)	—	$—	7,500,000	$750	$—	$(15,504,411)	$(15,503,661)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	—	$—	7,503,750	$750	$24,250	$(8,927)	$16,073
Forfeiture due to partial exercise of overallotment	—	—	(3,750)	—	—	—	—
Net loss	—	—	—	—	—	(3,266,877)	(3,266,877)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(24,250)	(33,446,408)	(33,470,658)
Balance as of March 31, 2021 (unaudited)	—	—	7,500,000	750	—	(36,722,212)	(36,721,462)
Net income	—	—	—	—	—	6,598,856	6,598,856
Balance as of June 30, 2021 (unaudited)	—	—	7,500,000	750	—	(30,123,356)	(30,122,606)
Net income	—	—	—	—	—	7,122,319	7,122,319
Balance as of September 30, 2021 (unaudited)	—	$—	7,500,000	$750	$—	$(23,001,037)	$(23,000,287)
The accompanying notes are an integral part of these unaudited condensed financial statements.

COVA ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
	For The Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income	$8,276,674	$10,454,298
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,879,149)	(24,271)
Offering costs allocated to warrants	—	989,589
Change in fair value of warrant liabilities	(10,992,654)	(12,239,865)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	583,948	(1,065,796)
Accounts payable and accrued expenses	3,070,326	22,025
Due to related party	(17,384)	—
Net cash used in operating activities	(958,239)	(1,864,020)
Cash Flows from Investing Activities:
Cash deposited into Trust Account	—	(300,000,000)
Net cash used in investing activities	—	(300,000,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriter’s discount	—	294,000,000
Proceeds from issuance of Private Placement Warrants	—	8,872,000
Proceeds from promissory note – related party	—	57,546
Proceeds from working capital loan – related party	953,502	—
Payment of promissory note – related party	—	(83,046)
Payment of offering costs	—	(668,674)
Net cash provided by financing activities	953,502	302,177,826
Net change in cash	(4,737)	313,806
Cash, beginning of period	7,181	—
Cash, end of the period	$2,444	$313,806
Supplemental disclosure of noncash investing and financing activities:
Deferred underwriters’ discount payable charged to additional paid-in capital	$—	$10,500,000
The accompanying notes are an integral part of these unaudited condensed financial statements.

COVA ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
Note 1 — Organization and Business Operations
COVA Acquisition Corp. (the “Company” or “COVA”) is a blank check company incorporated as a Cayman Islands exempted company on December 11, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).
As of September 30, 2022, the Company had not commenced any operations. All activity for the period from December 11, 2020 (inception) through September 30, 2022 relates to the Company’s formation and the Initial Public Offering (the “IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO.
The registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2021 (the “Effective Date”). On February 9, 2021, the Company consummated the IPO of 30,000,000 units (the “Units” and, with respect to the shares of Class A ordinary shares included in the Units sold, the “Public Shares”), including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A ordinary shares, $0.0001 par value, and one-half of one redeemable warrant, with each whole warrant entitling its holder to purchase one share of Class A ordinary shares at a price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $300,000,000 (see Note 3).
Simultaneously with the closing of the IPO, the Company consummated the private placement (“Private Placement”) with the Sponsor of an aggregate of 8,872,000 warrants (“Private Placement Warrants”) to purchase Class A ordinary shares, each at a price of $1.00 per Private Placement Warrant, generating total proceeds of $8,872,000 (see Note 3).
Transaction costs amounted to $17,210,247, consisting of $6,000,000 of underwriting discount, $10,500,000 of deferred underwriters’ fee and $710,247 of other offering costs.
Following the closing of the IPO on February 9, 2021, an amount of $300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of (a) the completion of the Company’s initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s certificate of incorporation, or (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from February 9, 2021 (the “Combination Period”), the closing of the IPO.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination.
If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4), and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.
Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company. The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders’ rights (including redemption rights) or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Merger Agreement
On May 26, 2022, the Company, ECARX Holdings Inc., a Cayman Islands exempted company (“ECARX”), Ecarx Temp Limited, a Cayman Islands exempted company and wholly owned subsidiary of ECARX (“Merger Sub 1”), and Ecarx&Co Limited, a Cayman Islands exempted company and wholly owned subsidiary of ECARX ( “Merger Sub 2”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (a) Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of ECARX (such company, as the surviving entity of the First Merger, “Surviving Entity 1”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of ECARX (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (the transactions contemplated by the Merger Agreement, including the Mergers, collectively, the “Proposed Business Combination”). Capitalized terms in this summary of the Merger Agreement not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. Completion of the Proposed Business Combination is subject to the satisfaction of the conditions stated in the Merger Agreement, as set forth in more detail below.
Liquidity, Capital Resources and Going Concern
At September 30, 2022, the Company had cash of $2,444 held outside of the Trust Account, and a working capital deficit of $4,248,465. The Company intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate, and complete a Business Combination.
In order to fund working capital deficiencies or finance transaction costs in connection with an initial Business Combination, the Company’s sponsor, officers, directors, or their affiliates may, but are not obligated to, loan the Company funds as may be required. If the Company completes its initial Business Combination, the Company would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from its Trust Account would be used for such repayment. Up to $1,000,000 of such loans may be convertible into private placement warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Warrants.
Prior to the completion of the initial Business Combination, the Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. Management believes that the Company will have sufficient working capital or borrowing capacity to meet its needs through the earlier of a Business Combination or for the next 12 months. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating a Business Combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination. If the Company is unable to complete its initial Business Combination because the Company does not have sufficient funds available to it, the Company will be forced to cease operations and liquidate the Trust Account.
The Company will have until February 9, 2023 to complete a Business Combination or it would be required to cease all operations and liquidate. The liquidity concerns and the date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of a Business Combination or one year from the issuance date of the unaudited condensed financial statements. The Company believes it has access to the funds from the Sponsor it needs to continue until it completes a Business Combination and plans on completing a Business Combination prior to the mandatory liquidation date. These unaudited condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. These unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed financial statements, and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed financial statements.
Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the period presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on March 24, 2022, and the unaudited condensed financial statements for the nine months ended September 30, 2021 included in the Form 10-Q filed with by the Company with the SEC on December 10, 2021. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022, or for future periods.

Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. The Company has elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of the Company’s unaudited condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of these unaudited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these unaudited condensed financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of these unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
One of the more significant accounting estimates included in these unaudited condensed financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of September 30, 2022 and December 31, 2021, the Company had $2,444 and $7,181 in cash held in its operating account, respectively, and did not have any cash equivalents.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. At September 30, 2022 and December 31, 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Investments Held in Trust Account
At September 30, 2022 and December 31, 2021, the investments held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less. During the three and nine months ended September 30, 2022 and 2021, the Company did not withdraw any of the interest income from the Trust Account to pay its tax obligations.
The Company classifies its United States Treasury securities as held-to-maturity in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.
A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.
Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.
Derivative Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 3, Note 6 and Note 8) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the balance sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the statements of operations in the period of change.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statements of operations. Offering costs associated with the Class A ordinary shares in the amount of $710,247 was charged to temporary equity upon the completion of the IPO.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to possible redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ deficit. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, all of the Company’s 30,000,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusted the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period.
At September 30, 2022 and December 31, 2021, the Class A ordinary shares reflected in the condensed balance sheets are reconciled in the following table:
Gross Proceeds	$300,000,000
Less: Proceeds allocated to Public Warrants	(17,250,000)
Less: Issuance costs related to Class A ordinary shares	(16,220,658)
Plus: Accretion of carrying value to redemption value	33,470,658
Class A ordinary shares subject to possible redemption, December 31, 2021	300,000,000
Plus: Accretion of carrying value to redemption value	1,933,145
Class A ordinary shares subject to possible redemption, September 30, 2022	$301,933,145
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for these financial statements’ recognition and measurement of tax positions taken or expected to be taken in a tax return.
For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The deferred tax assets were deemed to be de minimis as of September 30, 2022 and December 31, 2021.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited condensed financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be de minimis for the three and nine months ended September 30, 2022 and 2021.
Net Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Shares.” The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of ordinary shares. Net income per ordinary share is computed by dividing the pro rata net income between the Class A ordinary shares and the Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the IPO since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants are exercisable for 23,872,000 shares of Class A ordinary shares in the aggregate.

Reconciliation of Net Income per Ordinary Share
The following tables present a reconciliation of the numerator and denominator used to compute basic and diluted net income per ordinary share for each class of ordinary shares:
	For the three months ended September 30,				For the nine months ended September 30,
	2022		2021		2022		2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income	$1,799,821	$449,955	$5,697,855	$1,424,464	$6,621,339	$1,655,335	$8,127,734	$2,326,564
Denominator:
Weighted-average shares outstanding	30,000,000	7,500,000	30,000,000	7,500,000	30,000,000	7,500,000	25,714,286	7,360,714
Basic and diluted net income per ordinary share	$0.06	$0.06	$0.19	$0.19	$0.22	$0.22	$0.32	$0.32
Fair Value of Financial Instruments
The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —
Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 8 for additional information on liabilities measured at fair value.
Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. The Company expects to adopt the provisions of this guidance on January 1, 2023. The adoption is not expected to have a material impact on the Company’s condensed financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.
Note 3 — Initial Public Offering
Public Units
On February 9, 2021, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit, including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A ordinary share, and one-half of one redeemable warrant (each, a “Public Warrant”).
Private Placement
Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 8,872,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,872,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.
Note 4 — Related Party Transactions
Founder Shares
On December 15, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 5,750,000 shares of the Company’s Class B ordinary shares (the “Founder Shares”). In January 2021, the Company declared a share dividend satisfied by way of issuance of 0.25 share for each Class B ordinary share in issue, resulting in the Sponsor holding an aggregate of 7,187,500 Founder Shares. In February 2021, the Company declared a share dividend satisfied by way of issuance of 0.044 share for each Class B ordinary share in issue, resulting in 7,503,750 Class B ordinary shares outstanding. The Founder Shares included an aggregate of up to 978,750 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full. On February 9, 2021, the underwriters partially exercised their over-allotment option, therefore 975,000 Founder Shares were no longer subject to forfeiture, and 3,750 Founder Shares were subject to forfeiture. On February 11, 2021, the underwriter informed the Company that they would not exercise the full over-allotment and therefore the remaining 3,750 shares were forfeited.
Promissory Note — Related Party
The Sponsor had agreed to loan the Company an aggregate of up to $300,000 under the promissory note (the “Note”) to be used for the payment of costs related to the IPO. The promissory note was non-interest bearing, unsecured and was due on the earlier of September 30, 2022 or the closing of the IPO.
The Company had borrowed $83,046 under the promissory note, and the Note was paid in full at the closing of the IPO on February 9, 2021. As of September 30, 2022 and December 31, 2021, there was no balance and borrowing is no longer available under the promissory note.
Working Capital Loans
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans)

will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. In addition, if the sponsor, its affiliates or a member of our management team makes any working capital loans, it may convert up to $1,000,000 of such loans into up to an additional 1,000,000 private placement warrants, at the price of $1.00 per warrant.
On May 26, 2022, the Company issued a working capital promissory note (the “Note”) in the amount of up to $2,000,000 to the Sponsor. The Note bears no interest and is repayable in full upon the earlier to occur of (i) the consummation of the Company’s initial business combination and (ii) the winding up of the Company. The Note also provides that up to $1,000,000 of the Note may be converted into a number of warrants, at a price of $1.00 per warrant, at the option of the Sponsor and at any time prior to payment in full of the outstanding principal amount of the Note. Such warrants would be identical to the private placement warrants issued to the Sponsor at the Company’s initial public offering. As of September 30, 2022, and December 31, 2021, there were $953,502 and $0 outstanding under the working capital loans, respectively.
Administrative Support Agreement
Commencing on the date the Company’s securities are first listed on the Nasdaq and through the earlier of the consummation of the initial Business Combination and the Company’s liquidation, the Company will reimburse an affiliate of the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. For the three and nine months ended September 30, 2022, the Company incurred $30,000 and $90,000, respectively, of administrative support expense, respectively. For the three and nine months ended September 30, 2021, the Company incurred $45,006 and $102,149, respectively, of administrative support expense.
Due to Related Party
As of September 30, 2022, and December 31, 2021, the Company will reimburse an affiliate of the sponsor for expenses paid on its behalf in the amount of $0 and $17,384 respectively. The expenses include payment of professional fees, filing fees, and other operating expenses. As of September 30, 2022, the expenses paid by the management were recorded as a drawdown of the working capital loan.
Note 5 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement
The underwriter had a 45-day option from the date of the IPO to purchase up to an aggregate of 3,915,000 additional Units at the public offering price less the underwriting commissions to cover over-allotments, if any. On February 9, 2021, the underwriters partially exercised the over-allotment option purchasing an additional 3,900,000 Units.
On February 9, 2021, the underwriters were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, totaling $6,000,000. In addition, $0.35 per unit, or approximately $10,500,000 in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Merger Agreement
As described above, on May 26, 2022, the Company entered into the Merger Agreement. Additional details are provided below.
Business Combination
Pursuant to the Merger Agreement, immediately prior to the First Effective Time on the Closing Date, (i) the Seventh Amended and Restated Memorandum and Articles of Association of ECARX (the “Amended Company Articles”) shall be adopted and become effective; (ii) each of the preferred shares of ECARX that is issued and outstanding immediately prior to such time shall be re-designated and re-classified into one ordinary share of ECARX (the “Preferred Share Conversion”); (iii) immediately after the Preferred Share Conversion, (x) issued and outstanding ordinary shares of ECARX (other than the Co-Founder Shares (as defined in the Merger Agreement)) and certain authorized but unissued ordinary share of ECARX shall each be re-designated into one Class A ordinary shares of ECARX, par value of US$0.000005 per share (“ECARX Class A Ordinary Shares”), where each ECARX Class A Ordinary Share shall entitle its holder to one (1) vote on all matters subject to vote at general meetings of ECARX, (y) issued and outstanding Co-Founder Shares and certain authorized but unissued ordinary shares shall each be re-designated as one Class B ordinary shares of ECARX, par value of US$0.000005 per share (“ECARX Class B Ordinary Shares” and collectively with ECARX Class A Ordinary Shares, “ECARX Ordinary Shares”), where each ECARX Class B Ordinary Share shall entitle its holder to ten (10) votes on all matters subject to vote at general meetings of ECARX, and (z) certain authorized but unissued ordinary shares of ECARX shall each be re-designated as shares of par value of US$0.000005 each of such class or classes (however designated) as the board of directors of ECARX may determine in accordance with the Amended Company Articles (actions set forth in clause (iii) are referred to as the “Re-designation”); and (iv) each authorized issued and unissued ECARX Ordinary Share immediately prior to the First Effective Time shall be recapitalized by way of a repurchase in exchange for issuance of such number of ECARX Ordinary Shares equal to the Recapitalization Factor (as defined below) as described further in the Merger Agreement. Actions set forth in clauses (i) through (iv) above are collectively referred to as the “Capital Restructuring.” The “Recapitalization Factor” is a number determined by dividing the Price per Share by $10.00. “Price per Share” is defined in the Merger Agreement as the amount equal to $3,400,000,000 divided by such amount equal to (a) the aggregate number of ECARX shares (i) that are issued and outstanding immediately prior to the Re-designation and (ii) that are issuable upon the exercise of all ECARX options and other equity securities of ECARX that are issued and outstanding immediately prior to the Re-designation (whether or not then vested or exercisable, as applicable), minus (b) the ECARX shares held by ECARX or any of its subsidiaries (if applicable) as treasury shares.
In addition, pursuant to the Merger Agreement, at the First Effective Time: (i) each of the Company’s units (“Units”) (each consisting of one of the Company’s Public Share (as defined below) and half of one of the Company’s public warrant (the “Public Warrants”)) issued and outstanding immediately prior to the First Effective Time shall be automatically separated and the holder thereof shall be deemed to hold one Public Share and one-half of one Public Warrant; provided, that, no fractional Public Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional Public Warrant upon such separation, the number of Public Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Public Warrants and no cash will be paid in lieu of such fractional Public Warrants; (ii) immediately following the separation of each Unit, each Class A ordinary share, par value $0.0001 per share, of the Company (“Public Shares”) and each Class B ordinary share, par value $0.0001 per share, of the Company (“Founder Shares” collectively with Public Shares, “COVA Shares”) (excluding Public Shares that are held by the Company’s shareholders that validly exercise their redemption rights, COVA Shares that are held by the Company’s shareholders that exercise and perfect their relevant dissenters’ rights and the Company’s treasury shares) issued and outstanding immediately prior to the First Effective Time shall be cancelled and cease to exist and each holder thereof shall be entitled to receive one newly issued ECARX Class A Ordinary Share; and (iii) each whole warrant of the Company’s outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to Public Shares and be assumed by ECARX and converted into a warrant to purchase one ECARX Class A Ordinary Share (“ECARX Warrants”), subject to substantially the same terms and conditions prior to the First Effective Time.
Pursuant to the Merger Agreement, (i) each ordinary share, par value US$0.000005 per share, of Merger Sub 1 that is issued and outstanding immediately prior to the First Effective Time shall continue existing and constitute the only issued and outstanding share capital of Surviving Entity 1, (ii) each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor, and (iii) each ordinary share, par value US$0.000005 per share, of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.
Covenants
The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Proposed Business Combination and efforts to satisfy conditions to the consummation of the Proposed Business Combination. The Merger Agreement also contains additional covenants of the parties, including, among others, (i) a covenant providing for COVA and ECARX to cooperate in the preparation of the Registration Statement on Form F-4 required to be prepared and filed with the SEC in connection with the Mergers, (ii) covenants requiring COVA to establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of the COVA shareholders as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), (iii) covenants requiring ECARX to establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of the ECARX shareholders as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act, and (iv) covenants prohibiting COVA and ECARX from, among other things, soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions.
Conditions to the Consummation of the Transaction
Consummation of the transactions contemplated by the Merger Agreement is subject to customary closing conditions, including approval of the Proposed Business Combination by the shareholders of COVA and ECARX. The Merger Agreement also contains other conditions, including, among others: (i) the accuracy of representations and warranties to various standards, from no materiality qualifier to a material adverse effect qualifier, (ii) the bringdown to Closing of a representation that no material adverse effect has occurred (both for COVA and ECARX); (iii) material compliance with pre-closing covenants, (iv) the delivery of customary closing certificates, (v) the absence of a legal prohibition on consummating the Transactions, (vi) ECARX’s listing application with Nasdaq being approved, (vii) COVA having at least $5,000,001 of net tangible assets remaining after taking into account redemptions by COVA shareholders; and (viii) (a) all amounts in the trust account established for the purpose of holding the net proceeds of COVA’s initial public offering as of immediately prior to the Closing, plus (b) cash proceeds that will be funded prior to, concurrently with, or immediately after, the Closing to the Company in connection with the purchase of equity securities of the Company by investors on or prior to the Closing Date pursuant to a subscription or similar agreement executed by such investors and the Company after the date hereof, plus (c) proceeds in the form of cash or securities that have been funded or issued or will be funded or issued prior to, concurrently with, or immediately after, the Closing to the Company in connection with the Permitted Financing, minus (d) the aggregate amount payable to COVA shareholders exercising their redemption rights, in the aggregate equaling no less than $100,000,000.
Termination
The Merger Agreement may be terminated under customary and limited circumstances prior to the closing of the Proposed Business Combination, including, but not limited to: (i) by mutual written consent of COVA and ECARX, (ii) by either COVA or ECARX if the Proposed Business Combination is not consummated on or prior to the 300th day after the date of the Merger Agreement, (iii) by either COVA or ECARX if there is a final and non-appealable order issued by a Governmental Authority prohibiting the Proposed Business Combination, (iv) by ECARX if the board of directors of COVA (“COVA Board”) shall have failed to include a statement to the effect that COVA Board has unanimously recommended that COVA’s shareholders vote in favor of the Transaction Proposals at the duly convened meeting of COVA’s shareholders (such statement, the “COVA Board Recommendation”) in the proxy statement distributed to COVA’s shareholders or shall have withheld, withdrawn, qualified, amended or modified, or publicly proposed or resolved to withhold, withdraw, qualify, amend or modify, the COVA Board Recommendation, (v) by COVA if there is any breach of any representation, warranty, covenant or agreement on the part of ECARX set forth in the Merger Agreement, such that the conditions to COVA’s obligations to consummate the Transactions would not be satisfied at the Closing, and such breach cannot be or has not been cured within 60 days following receipt by ECARX of notice from COVA of such breach; provided that COVA shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, (vi) by ECARX if there is any breach of any representation, warranty, covenant or agreement on the part of COVA set forth in the Merger Agreement, such that the conditions to ECARX’s obligation to consummate the Transactions would not be satisfied at the closing, and such breach cannot be or has not been cured within 60 days following receipt by COVA of notice from ECARX of such breach; provided that ECARX shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, (vii) by COVA if the Proposed Business Combination and other related proposals are not approved by ECARX’s shareholders at the duly convened meeting of ECARX shareholders, and (viii) by ECARX if the Proposed Business Combination and other related proposals are not approved by COVA’s shareholders at the duly convened meeting of COVA’s shareholders.
Other Agreements
Strategic Investment Agreements
Concurrently with the execution of the Merger Agreement, ECARX entered into a strategic investment agreement with Luminar Technologies, Inc. (“Luminar”), pursuant to which Luminar agreed to subscribe for and purchase ECARX Class A Ordinary Shares at $10.00 per share for an aggregate investment amount of $15,000,000, payable in a certain number of shares of Class A common stock, par value $0.0001 per share, of Luminar or, at Luminar’s election, in cash. Concurrently with the execution of the Merger Agreement, ECARX entered into a strategic investment agreement with Geely Investment Holding Ltd. (“Geely”), pursuant to which Geely agreed to subscribe for and purchase ECARX Class A Ordinary Shares at $10.00 per share for an aggregate purchase price of $20,000,000 (together with the strategic investment by Luminar, the “Strategic Investments”). Pursuant the Strategic Investment Agreements, the obligations of the parties to consummate the Strategic Investments are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Proposed Business Combination) and the Proposed Business Combination having been consummated, (ii) the accuracy of representations and warranties in all material respects and (iii) material compliance with covenants.
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, the Company, the Sponsor and ECARX entered into the Sponsor Support Agreement and Deed, pursuant to which Sponsor has agreed, among other things and subject to the terms and conditions set forth therein: (a) in connection with the Closing, to surrender to COVA such number of Founder Shares equal to the quotient obtained by dividing the aggregate amount payable with respect to all redeeming COVA Shares by $10.00, without consideration therefor, in the event that the amounts in the Trust Account immediately prior to the Closing (after deducting the SPAC Shareholder Redemption Amount) is less than $210 million, provided that the number of Founder Shares so surrendered shall not exceed 30% of the aggregate number of Founder Shares held by Sponsor as of immediately prior to the consummation of the Mergers (b) to vote in favor of the transactions contemplated in the Merger Agreement and the other Transaction Proposals, (c) to waive the anti-dilution rights it held in respect of the Founder Shares under the Amended and Restated Memorandum and Articles of Association of COVA, (d) to appear at the extraordinary general meeting for purposes of constituting a quorum, (e) to vote against any proposals that would materially impede the transactions contemplated in the Merger Agreement and the other Transaction Proposals, (f) not to redeem any COVA Shares held by Sponsor, (g) not to amend that certain letter agreement between COVA, Sponsor and certain other parties thereto, dated as of February 4, 2021, (h) not to transfer any COVA Shares held by Sponsor, subject to certain exceptions, (i) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Act in respect to all COVA Shares held by Sponsor with respect to the First Merger, to the extent applicable, and (j) for a period after the Closing specified therein, not to transfer ECARX Ordinary Shares, ECARX Warrants, and ECARX Class A Ordinary Shares received upon the exercise of any ECARX Warrants, if any, subject to certain exceptions.
ECARX Shareholder Support Agreement
Concurrently with the execution of the Merger Agreement, COVA, ECARX and certain of the shareholders of ECARX entered into the ECARX Shareholder Support Agreement and Deed, pursuant to which certain shareholders holding sufficient number, type and classes of the issued and outstanding ECARX Shares to approve the transactions contemplated by the Merger Agreement have agreed, among other things: (a) to vote in favor of the transactions contemplated by the Merger Agreement, (b) to appear at the ECARX shareholders’ meeting in person or by proxy for purposes of counting towards a quorum, (c) to vote against any proposals that would or would be reasonably likely to in any material respect impede the transactions contemplated by the Merger Agreement, (d) not to transfer any ECARX shares held by such shareholder, subject to certain exceptions, and (e) for a period after the Closing specified therein, not to transfer certain ECARX shares held by such shareholder, if any, subject to certain exceptions.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, ECARX, COVA, Sponsor and certain shareholders of ECARX will enter into a registration rights agreement, to be effective as of the Closing, pursuant to which, among other things, ECARX will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and Sponsor and certain shareholders of ECARX will be granted customary demand and piggyback registration rights.
Assignment, Assumption and Amendment Agreement
At the Closing, COVA, ECARX and Continental Stock Transfer & Trust Company (“Continental”) will enter into the Assignment, Assumption and Amendment Agreement pursuant to which, among other things, COVA will assign all of its rights, interests and obligations in its existing warrant agreement with Continental (the “Warrant Agreement”) to ECARX, and the Warrant Agreement will be amended to change all references to COVA to ECARX and so that each warrant will represent the right to receive one whole ECARX Class A Ordinary Share.
Note 6 — Warrant Liabilities
Public Warrants
Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share. The warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and in the case of any such issuance to the Company’s sponsors or their affiliates, without taking into account any Founder Shares held by the Company’s Sponsors or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:
Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Private Warrants
The Private Placement Warrants are identical to those of the warrants being sold as part of the units in the IPO. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company so long as they are held by the Sponsor or its permitted transferees.
Note 7 — Shareholders’ Deficit
Preference shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. At September 30, 2022 and December 31, 2021, there were no shares of preference shares issued and outstanding.
Class A Ordinary shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. At September 30, 2022 and December 31, 2021, there were no shares issued and outstanding, excluding 30,000,000 shares subject to possible redemption.
Class B Ordinary shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. At September 30, 2022 and December 31, 2021, there were 7,500,000 shares issued and outstanding.
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law. The Class B ordinary shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the Trust Account if the Company does not consummate an initial business combination) at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the IPO, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of working capital loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
Note 8 — Fair Value Measurements
The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis at September 30, 2022 and December 31, 2021, and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	September 30, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. government securities and sweep funds in Trust account	$301,933,145	$301,933,145	$—	$—
Liabilities:
Public Warrants Liabilities	$450,000	$450,000	$—	$—
Private Placement Warrants Liabilities	305,196	—	—	305,196
	$755,196	$450,000	$—	$305,196
	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. government securities and sweep funds in Trust account	$300,053,996	$300,053,996	$—	$—
Liabilities:
Public Warrants Liabilities	$7,350,000	$7,350,000	$—	$—
Private Placement Warrants Liabilities	4,397,850	—	—	4,397,850
	$11,747,850	$7,350,000	$—	$4,397,850
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the unaudited condensed statements of operations.
The Company established the initial fair value of the Public Warrants on February 9, 2021, the date of the Company’s IPO, using a Monte Carlo simulation model, and as of September 30, 2022 and December 31, 2021 by using the associated trading price of the Public Warrants. The Company established the fair value of the Private Placement Warrants on February 9, 2021 and on September 30, 2022 and December 31, 2021 by using a modified Monte Carlo simulation model. The Public and Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Public Warrants were subsequently classified as Level 1 as the subsequent valuation was based upon the trading price of the Public Warrants. For the three and nine months ended September 30, 2022 and 2021, there were no transfer between Levels 1, 2 or 3.
The key inputs into the Monte Carlo simulation as of September 30, 2022 and December 31, 2021 were as follows:
	September 30, 2022	December 31, 2021
Inputs
Risk-free interest rate	4.12%	1.09%
Expected term to merger	0.25	0.60
Expected volatility	0.54%	12.40%
Notional exercise price	$1.00	$1.00

The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the Company’s assets and liabilities classified as Level 3:
Warrant Liabilities
Fair Value at January 1, 2021	$—
Initial classification of Public and Private Warrant liability at February 9, 2021	27,807,680
Change in Fair Value	354,880
Public Warrants reclassified to Level 1	(17,250,000)
Fair Value at March 31, 2021	10,912,560
Change in Fair Value	(2,976,556)
Fair Value at June 30, 2021	7,936,004
Change in Fair Value	(2,753,869)
Fair Value at September 30, 2021	5,182,135
Change in Fair Value	(784,285)
Fair Value at December 31, 2021	4,397,850
Change in Fair Value	(2,796,454)
Fair Value at March 31, 2022	1,601,396
Change in Fair Value	(702,663)
Fair Value at June 30, 2022	898,733
Change in Fair Value	(593,537)
Fair Value at September 30, 2022	$305,196
The carrying value, excluding gross unrealized holding loss and fair value of held-to-maturity securities at September 30, 2022 and December 31, 2021, is as follows:
	Carrying Value as of September 30, 2022	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of September 30, 2022
U.S. Treasury Securities	$301,932,919	$5,893	$—	$301,938,812
	$301,932,919	$5,893	$—	$301,938,812
	Carrying Value as of December 31, 2021	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2021
U.S. Treasury Securities	$300,053,216	$4,157	$—	$300,057,373
	$300,053,216	$4,157	$—	$300,057,373
Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date that these unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in these unaudited condensed financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime.
The Amended Articles provide that every director (including alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of ECARX Holdings (but not including its auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of ECARX Holdings’ business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning ECARX Holdings or its affairs in any court whether in the Cayman Islands or elsewhere.
In addition, we have entered into indemnification agreements with our directors and executive officers. Under these agreements, We have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our directors or executive officers.
In addition, we maintain standard policies of insurance under which coverage is provided to our directors and executive officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and executive officers pursuant to the above indemnification provision or otherwise as a matter of law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 7.   Recent Sales of Unregistered Securities.
In the past three years, we have issued the following securities that were not registered under the Securities Act. Each of these securities were issued in reliance upon the exemptions provided by Section 4(a)(2) and/or Regulation S under the Securities Act. No underwriters were involved in these issuances of securities.
Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Jie&Hao Holding Limited	August 18, 2020	20,000,000(1)	Redesignation
Minghao Group Limited	August 18, 2020	140,000,000	Redesignation
SHINE LINK VENTURE LIMITED	August 18, 2020	40,000,000	Redesignation
Fu&Li Industrious Innovators Limited	December 20, 2022	168,921,032	Recapitalization
Jie&Hao Holding Limited	December 20, 2022	24,480,458	Recapitalization
SHINE LINK VENTURE LIMITED	December 20, 2022	46,286,735	Recapitalization
Baidu (Hong Kong) Limited	December 20, 2022	22,367,946	Recapitalization
SIG Global China Fund I, LLLP	December 20, 2022	5,069,836	Recapitalization
Datian Holding Ltd.	December 20, 2022	3,817,463	Recapitalization
Orient Sunrise Ltd.	December 20, 2022	2,624,506	Recapitalization
Guotong Investment HK Limited	December 20, 2022	4,473,589	Recapitalization
CRF Mobility Investment Limited	December 20, 2022	1,988,262	Recapitalization
Sincere Holdings Company Limited	December 20, 2022	1,420,187	Recapitalization
Suzhou Xiangcheng Venture Capital Co., Ltd.	December 20, 2022	4,260,562	Recapitalization
Suzhou Huanxiu Lake Yihao Investment Co., Ltd.	December 20, 2022	9,941,309	Recapitalization
Hubei Changjiang Jingkai V2X Industry Fund LLP	December 20, 2022	15,040,517	Recapitalization
Shanghai Chengxun Investment Management Co., Ltd.	December 20, 2022	1,805,687	Recapitalization
Che Lian Limited	December 20, 2022	1,805,686	Recapitalization
Farasis Energy (Gan Zhou) Co., Ltd.	December 20, 2022	3,611,373	Recapitalization
Allsun Limited	December 20, 2022	1,324,170	Recapitalization
Geely Automobile Holdings Limited	December 20, 2022	5,155,389	Recapitalization
GLY New Mobility 1. LP	December 20, 2022	2,577,694	Recapitalization
Lotus Technology Inc.	December 20, 2022	1,052,632	Conversion of convertible note
Luminar Technologies, Inc.	December 20, 2022	1,500,000	US$15,000,000
Geely Investment Holding Ltd.	December 20, 2022	2,000,000	US$20,000,000
Series Angel Preferred
Hubei Changjiang Jingkai V2X Industry Fund LLP	May 17, 2021	5,043,104	US$12,692,308
Series A Preferred Shares
SIG Global China Fund I, LLLP	January 16, 2020	187,500	US$30,000,000
Fresco Mobile Limited	January 16, 2020	937,500	US$150,000,000
Fresco Mobile Limited	August 18, 2020	18,750,000	Redesignation
SIG Global China Fund I, LLLP	August 18, 2020	3,750,000	Redesignation
Jie&Hao Holding Limited	March 10, 2021	1,964,286	Reclassified from Ordinary Shares

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series A+ Preferred Shares
CRF Mobility Investment Limited	March 10, 2021	1,666,667	US$14,000,000
Sincere Holdings Company Limited	March 10, 2021	1,190,476	US$10,000,000
SIG Global China Fund I, LLLP	March 10, 2021	499,806	US$4,198,374
Guotong Investment HK Limited	May 17, 2021	1,785,714	US$15,000,000
Suzhou Xiangcheng Venture Capital Co., Ltd.	May 17, 2021	3,571,429	US$30,000,000
Suzhou Huanxiu Lake Yihao Investment Co., Ltd.	May 17, 2021	8,333,333	US$70,000,000
Hubei Changjiang Jingkai V2X Industry Fund LLP	May 17, 2021	7,564,656	US$63,543,107
Series A++ Preferred Shares
Farasis Energy (Gan Zhou) Co., Ltd.	December 8, 2021	3,027,245	US$30,000,000
Shanghai Chengxun Investment Management Co., Ltd. and Che Lian Limited	December 8, 2021	3,027,245	US$30,000,000
Allsun Limited	December 8, 2021	1,109,990	US$11,000,000
Series B Preferred Shares
Jie&Hao Holding Limited	July 26, 2021	2,485,106	US$28,752,676
Minghao Group Limited	July 26, 2021	5,798,580	US$67,089,570
GEELY AUTOMOBILE HOLDINGS LIMITED	September 25, 2021	4,321,521	US$49,999,997.97
GLY New Mobility 1. LP	December 23, 2021	2,160,760	US$24,999,993.2
Options
Certain directors, employees, and consultants	Various dates from August 2, 2021 to January 3, 2023	12,802,663	Services provided by the respective grantees
Restricted Shares
Certain directors, employees, and consultants	Various dates from December 20, 2019 to September 30, 2022	43,280,483	Services provided by the respective grantees

Note:
(1)
1,964,286 of which was subsequently reclassified as Series A Preferred Shares.

Convertible Notes
In May 2022, we issued the Lotus Note to Lotus with a maturity date of May 12, 2023 (the “Maturity Date”). The terms of the Lotus Note provided that if the consummation of the Business Combination were to occur prior the Maturity Date, the Lotus Note would be automatically converted into fully paid and nonassessable Class A Ordinary Shares at a conversion price of (i) the lesser of (A) US$10.00, and (B) the lowest per share price at which any Class A Ordinary Shares would be issued in connection with PIPE investments, if any, if the Business Combination were consummated on a date that is no more than six (6) months following May 13, 2022 (the “Initial Conversion Price”), or (ii) if the Business Combination were to be consummated on a date that is more than six (6) months following May 13, 2022, 95% of the Initial Conversion Price, in each case, subject to adjustment pursuant to the terms of the Lotus Note.
On October 25, 2022, we entered into a convertible note purchase agreement with the CB Investors, and issued the Investor Notes due to mature on November 8, 2025 (the “Investor Note Maturity Date”). The Investor Notes bear interest at a rate of 5% per annum. Each holder of an Investor Note has the right from time to time to convert all or any portion of the Investor Note into fully paid and non-assessable Class A Ordinary Shares at a conversion price equal to $11.50 per share, subject to customary adjustments on the conversion price and certain limitations on the conversion right as described in the Investor Note.

Item 8.   Exhibits
		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
2.1	Agreement and Plan of Merger, dated as of May 26, 2022, by and among COVA Acquisition Corp., ECARX Holdings Inc., Ecarx Temp Limited, and Ecarx&Co Limited.	F-4	333-267813	2.1	November 14, 2022
3.1	Sixth Memorandum of Association of ECARX Holdings Inc. in effect prior to completion of the Business Combination.	F-4	333-267813	3.1	November 14, 2022
3.2	Seventh Amended and Restated Memorandum and Articles of Association of ECARX Holdings Inc.	F-4	333-267813	3.2	November 14, 2022
4.1	Warrant Agreement, dated February 4, 2021, between COVA Acquisition Corp. and Continental Stock Transfer & Trust Company.	F-4	333-267813	4.4	November 14, 2022
4.2	Specimen Ordinary Share Certificate of ECARX Holdings Inc.	F-4	333-267813	4.5	November 14, 2022
4.3	Specimen Warrant Certificate of ECARX Holdings Inc.	F-4	333-267813	4.6	November 14, 2022
4.4*	Assignment, Assumption and Amendment Agreement, dated December 20, 2022, by and among COVA Acquisition Corp., ECARX Holdings Inc., and Continental Stock Transfer & Trust Company
4.5	Registration and Shareholder Rights Agreement dated February 4, 2021, by and among COVA Acquisition Corp., COVA Acquisition Sponsor LLC and certain shareholders of COVA Acquisition Corp.	F-4	333-267813	4.8	November 14, 2022
4.6*	Registration Rights Agreement, dated December 20, 2022, by and among ECARX Holdings Inc., COVA Acquisition Sponsor LLC and certain shareholders of ECARX Holdings Inc.
5.1**	Opinion of Maples and Calder (Hong Kong) LLP as to validity of ordinary shares of ECARX Holdings Inc.
5.2**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the warrants of ECARX Holdings Inc.
10.1	Investment Management Trust Agreement, dated February 4, 2021, by and between Continental Stock & Trust Company and COVA Acquisition Corp.	F-4	333-267813	10.1	November 14, 2022

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
10.2	Administrative Services Agreement, dated February 4, 2021 by and between COVA Acquisition Sponsor LLC and COVA Acquisition Corp.	F-4	333-267813	10.2	November 14, 2022
10.3	Letter Agreement, dated February 4, 2021, among COVA Acquisition Sponsor LLC, COVA Acquisition Corp. and officers and directors of COVA Acquisition Corp.	F-4	333-267813	10.3	November 14, 2022
10.4	Private Placement Warrants Purchase Agreement between COVA Acquisition Corp. and COVA Acquisition Sponsor LLC.	F-4	333-267813	10.4	November 14, 2022
10.5	Promissory Note between COVA Acquisition Corp. and COVA Acquisition Sponsor LLC, dated May 26, 2022.	F-4	333-267813	10.5	November 14, 2022
10.6	Strategic Investment Agreement, dated May 26, 2022 by and between ECARX Holdings Inc. and Luminar Technologies, Inc.	F-4	333-267813	10.6	November 14, 2022
10.7	Strategic Investment Agreement, dated May 26, 2022 by and between ECARX Holdings Inc. and Geely Investment Holding Ltd.	F-4	333-267813	10.7	November 14, 2022
10.8	Sponsor Support Agreement and Deed, dated May 26, 2022 by and among ECARX Holdings Inc., COVA Acquisition Corp., COVA Acquisition Sponsor LLC and other parties named therein.	F-4	333-267813	10.8	November 14, 2022
10.9	ECARX Shareholder Support Agreement and Deed, dated May 26, 2022, by and among ECARX Holdings Inc., COVA Acquisition Corp., and other parties named therein.	20-F	333-267813	10.9	November 14, 2022
10.10††	ECARX Holdings Inc. 2019 Equity Incentive Plan.	F-4	333-267813	10.10	November 14, 2022
10.11††	ECARX Holdings Inc. 2021 Option Incentive Plan.	F-4	333-267813	10.11	November 14, 2022
10.12††*	ECARX Holdings Inc. 2022 Share Incentive Plan.
10.13	Form of Indemnification Agreement between ECARX Holdings Inc. and its directors and executive officers.	F-4	333-267813	10.12	November 14, 2022
10.14†	English Translation of Working Capital Loan Contract, dated April 22, 2021, by and between Industrial Bank Co., Ltd. Wuhan Branch and Hubei ECARX Technology Co., Ltd.	F-4	333-267813	10.13	November 14, 2022

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
10.15#	English Translation of Credit Facility Agreement, dated July 7, 2020, by and between China Merchants Bank Co., Ltd., Wuhan Branch and Hubei ECARX Technology Co., Ltd.	F-4	333-267813	10.14	November 14, 2022
10.16†#	English Translation of Credit Facility Agreement, dated February 1, 2021, by and between China Merchants Bank Co., Ltd., Wuhan Branch and Hubei ECARX Technology Co., Ltd.	F-4	333-267813	10.15	November 14, 2022
10.17#	English Translation of Termination Agreement of Current Control Documents dated April 8, 2022, by and between ECARX (Wuhan) Technology Co., Ltd. and Hubei ECARX Technology Co., Ltd.	F-4	333-267813	10.16	November 14, 2022
10.18#	English Translation of Restructuring Framework Agreement, dated April 8, 2022, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei ECARX Technology Co., Ltd.	F-4	333-267813	10.17	November 14, 2022
10.19	English Translation of Supplemental Agreement to the Restructuring Framework Agreement, dated May 13, 2022, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei ECARX Technology Co., Ltd.	F-4	333-267813	10.18	November 14, 2022
10.20#	Master Commercialization Agreement, dated September 14, 2021, by and between Hubei ECARX Technology Co., Ltd. (referred to as ECARX (Hubei) Technology Co., Ltd.) and HaleyTek AB (previously known as Volvo Car Services 10 AB)	F-4	333-267813	10.19	November 14, 2022
10.21	Transfer Agreement of Rights and Obligations, dated March 1, 2022, by and among Hubei ECARX Technology Co., Ltd, HaleyTek AB (previously known as Volvo Car Services 10 AB) and ECARX (Hubei) Tech Co., Ltd.	F-4	333-267813	10.20	November 14, 2022
10.22†#	English Translation of Working Capital Loan Contract, dated June 28, 2022, by and between Industrial Bank Co., Ltd. Wuhan Branch and ECARX (Hubei) Tech Co., Ltd., as amended on June 29, 2022.	F-4	333-267813	10.21	November 14, 2022
10.23#	Convertible Note Purchase Agreement, dated May 9, 2022, by and between ECARX Holdings Inc. and Lotus Technology Inc.	F-4	333-267813	10.22	November 14, 2022

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
10.24	Convertible Note Purchase Agreement, dated October 25, 2022, by and among ECARX Holdings Inc., SPDB International (Hong Kong) Limited and CNCB (Hong Kong) Investment Limited	F-4	333-267813	10.23	November 14, 2022
10.25*	Sales and Purchase Agreement, dated December 31, 2022, by and between Volvo Car Corporation and ECARX Technology Limited.
21.1*	List of subsidiaries of ECARX Holdings Inc.
23.1**	Consent of WithumSmith+Brown, PC, independent registered accounting firm for COVA Acquisition Corp.
23.2**	Consent of KPMG Huazhen LLP, independent registered accounting firm for ECARX Holdings Inc.
23.3	Consent of Frost & Sullivan.	F-4	333-267813	23.6	November 14, 2022
23.4**	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).
23.5**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2).
23.6**	Consent of Han Kun Law Offices.
24.1**	Power of Attorney (included on the signature page of this Registration Statement).
99.1*	Code of Business Conduct and Ethics of ECARX Holdings Inc.
107**	Filing Fee Table

*
Filed herewith

**
To be filed by amendment

#
Schedules and certain portions of the exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

†
Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

††
Indicates a management contract or compensatory plan.

Item 9.   Undertakings
(a)   The undersigned Registrant hereby undertakes:
(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(6)   That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned

Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by such undersigned Registrant;
(iii)   the portion of any other free writing prospectus relating to the offering containing material information about such undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)   any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)   The undersigned Registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, on January 19, 2023.
ECARX Holdings Inc.
By:

Name:
Ziyu Shen

Title:
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Ziyu Shen and Ramesh Narasimhan, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1, or other appropriate form, and all amendments thereto, including post-effective amendments, of ECARX Holdings Inc., and to file the same, with all exhibits thereto, and other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
SIGNATURE	CAPACITY	DATE
Ziyu Shen	Chairman and Chief Executive Officer (Principal Executive Officer)
Zhenyu Li	Director
Ni Li	Director
Jim Zhang (Zhang Xingsheng)	Independent Director
Grace Hui Tang	Independent Director
Jun Hong Heng	Independent Director
Peter Cirino	Chief Operating Officer
Ramesh Narasimhan	Chief Financial Officer (Principal Financial and Accounting Officer)

AUTHORIZED REPRESENTATIVE
Pursuant to the requirement of the Securities Act of 1933, the undersigned, solely in his capacity as the duly authorized representative of ECARX Holdings Inc., has signed this registration statement in the City of New York, New York, on                 , 2023.
Authorized U.S. Representative
Cogency Global Inc.
By:

Name:
Collen A. De Vries

Title:
Senior Vice President